

ENTERGY 2008 ANNUAL REPORT

09010518

"The ultimate measure of a man is not where he stands in moments of comfort, but where he stands at times of challenge and controversy." – Martin Luther King, Jr.

MEETING THE CHALLENGE

Entergy



"The three great essentials to achieve anything worthwhile are:

hard work, stick-to-itiveness and common sense."

– Thomas A. Edison

In 2008, the challenges came fast and furious. Entergy entered the year with an ambitious agenda that included achieving the spin of our non-utility nuclear assets and the formation of a nuclear services joint venture, continuing the transformation of our utilities' generation portfolio and pursuing constructive regulatory outcomes at the local, state and federal levels. Then extraordinary challenges emerged including a crisis in global financial markets, unusually high volatility in commodity markets and back-to-back, record-setting hurricanes.

Faced with remarkable events, Entergy was prepared. We tackled these challenges with the same hard work, determination and focus that we bring to every element of our business. These essentials – along with our point-of-view-driven business model and adaptable employees – enabled us to respond quickly and effectively.

In our annual report for this year of extraordinary challenge, we offer quotes from great thinkers and inspirational leaders. Reflected in their words – and the accompanying illustrations – are the fundamental values, beliefs and spirit of Entergy Corporation.

Entergy Corporation is an integrated energy company engaged primarily in electric power production and retail distribution operations. Entergy owns and operates power plants with approximately 30,000 megawatts of electric generating capacity, and it is the second-largest nuclear generator in the United States. Entergy delivers electricity to 2.7 million utility customers in Arkansas, Louisiana, Mississippi and Texas. Entergy has annual revenues of more than $13 billion and approximately 14,700 employees.

Highlights

	2008	Change	2007	Change	2006
FINANCIAL RESULTS					
(in millions, except percentages and per share amounts)					
Operating revenues	$13,094	14.0%	$11,484	5.1%	$10,932
Consolidated net income	$ 1,221	7.6%	$ 1,135	0.2%	$ 1,133
Earnings per share					
Basic	$ 6.39	10.7%	$ 5.77	5.7%	$ 5.46
Diluted	$ 6.20	10.7%	$ 5.60	4.5%	$ 5.36
Average shares outstanding (in millions)					
Basic	190.9	(2.9%)	196.6	(5.3%)	207.5
Diluted	201.0	(0.9%)	202.8	(4.1%)	211.5
Return on average common equity	15.4%	9.2%	14.1%	(0.7%)	14.2%
Net cash flow provided by operating activities	$ 3,324	29.8%	$ 2,560	(25.8%)	$ 3,448
UTILITY ELECTRIC OPERATING DATA					
Retail kilowatt-hour sales (in millions)	100,609	(1.4%)	102,013	5.5%	96,663
Peak demand (in megawatts)	21,241	(3.5%)	22,001	5.3%	20,887
Retail customers - year end (in thousands)	2,689	0.8%	2,668	2.8%	2,595
TOTAL EMPLOYEES - YEAR END	14,669	2.4%	14,322	3.7%	13,814

CONTENTS

To Our Stakeholders

MEETING THE CHALLENGE

Last year, the United States fell into the deepest recession since 1982, the same year the cult-classic film, *Fast Times at Ridgemont High* was released. One of the lead characters, Jeff Spicoli, played by recent Academy Award winner, Sean Penn, was perhaps the ultimate slacker, but spoke without the slightest regret or shame when responding to Mr. Hand, his stern instructor who had learned his craft and the lessons of his area of knowledge well.

In the movies, that kind of guiltless admission of our failings or limitations is refreshing, if not amusing.

FAST TIMES AT RIDGEMONT HIGH (1982)

JEFF SPICOLI:
[long pause, but then with complete truth in his answer]
"I don't know."

MR. HAND:
[Mr. Hand goes to chalkboard and writes down the words
I Don't Know,
then underlines them, reciting]

MR. HAND:
"I like that. 'I don't know.' That's nice."
[imitating]

In the real world, it's not so funny. Not "knowing" is sobering. It tends to bring on fear, paralysis and avoidance. The complete truth is, like Jeff Spicoli, there is a lot "I don't know" right now.

I don't know how long the economic recession will last or how painful it will ultimately be. I don't know when the financial markets will return to normal, or if normal is forever changed. I don't know what natural gas and power prices will be at the end of the year given the above unknowns. I don't know when new nuclear development will become a reality. I don't know what the 2009 hurricane season holds in store for those on the Gulf Coast. I don't know when we will have a smart power grid in the United States, what it will cost or whether the customers we serve will make lifestyle changes needed to realize its full value. I don't know what action if any Congress will take on climate change. It's a long list. There are a lot of "I don't knows."

On the other hand, there are some things I do know. I know at Entergy we will continue to operate our assets safely and efficiently. I know we will continue to make effective and efficient investments in our generation portfolio and transmission infrastructure based upon the best available information stressed under a wide range of scenarios. I know if we are to achieve greater energy independence as a nation, the nuclear option has to be part of our future and we will preserve the option to participate as issues sort out. I know we will be ready to act and transact when market conditions align with our points of view on risk, cost of capital, commodity prices and other critical market factors. I know we will continue to stabilize our own carbon emissions and advocate for thoughtful carbon legislation because we are true believers that climate change is real and the risk is totally unacceptable. I know that Entergy employees will face whatever challenges lie ahead with resilience, courage and optimism. I know this because they have proven it time and time again over the past 10 years.

Knowing these things gives me a bullish outlook, even as we face uncertainties of a magnitude we have not seen since possibly the Great Depression. As we've proven in years past, at Entergy, when we face extraordinary challenges or adversities, we generally find opportunities that we had not envisioned in a "steady state" economic or business climate.

Regardless of the market turmoil in 2008 – as frustrating and disappointing a year as I can recall – I can look back with pride on what our people did accomplish. Here are a few of their achievements during these turbulent times.

After being hit within a two-week period by two of the most destructive storms we've ever experienced, Entergy's utility employees set records for the ***fastest*** and, most importantly, the ***safest storm restorations in company history.*** It was an exceptional, heroic effort by our employees and the result of extensive preparation, hard work and commitment. Entergy's performance was once again recognized by the Edison Electric Institute with Entergy receiving both the Emergency Recovery and Emergency Assistance awards. Entergy is the only company recognized for these achievements every year since the inception of these awards in 1999.

We pursued an active regulatory agenda in each of our service territories to ensure we are well positioned to create long-term value for our utility customers and Entergy shareholders. In keeping with our long-term aspiration to ***lower "real" base rates*** – with a base rate path less than projected inflation – even as we transform our generation fleet, provide better, more reliable service and reduce environmental emissions; Entergy's utility operating companies held residential customer base rates flat in nominal terms in 2008.

We took the necessary steps to execute the spin-off of our non-utility nuclear assets to Enexus Energy Corporation and to establish our nuclear services joint venture, EquaGen LLC. We named leadership teams for both companies, worked to secure the required regulatory approvals, executed a $1.2 billion credit agreement on behalf of Enexus, in spite of being faced with some of the most turbulent financial markets in recent history, and took the necessary actions to ensure operational readiness for two new companies. As a result, we are now in a position of "rolling readiness," prepared to act when acceptable regulatory approvals are received and financial market conditions are conducive to move forward.

The non-utility nuclear fleet closed out the year with an outstanding performance record, achieving the highest level of generating output under Entergy ownership.

As a result of routinely testing the adequacy of liquidity under various stress scenarios, Entergy executed operations throughout the year with sound financial measures. We ended the year with ***$2.6 billion of ready liquidity***, including $1.9 billion of cash and cash equivalents on hand, ***without any forced need to access capital markets*** during those turbulent times.

In 2008, with investors' confidence again badly shaken by headline failures in corporate governance and oversight, we were again recognized for our own corporate governance practices. Entergy received a ***perfect 10 rating*** from GovernanceMetrics International. Of 4,200 companies reviewed, just 1 percent received a perfect score. Institutional Shareholder Services Corporate Services awarded Entergy a ***100 percent rating for corporate governance*** in its utility ranking. It awarded Entergy Corporation a 98.5 percent rating, placing us near the very top of performers in the S&P 500.

For the seventh year in a row, Entergy was named to the exclusive Dow Jones Sustainability World Index that recognizes the top 10 percent of the biggest 2,500 companies worldwide based on long-term economic, environmental and social criteria. This year marks the third consecutive year we were ***the only U.S. utility listed on the World Index.*** Entergy was also named to the Dow Jones Sustainability North America Index for the fourth consecutive year, every year since its inception.

In recognition of Entergy's leading environmental and social performance, Storebrand Investments SRI recently recognized Entergy with "Best in Class" status. Entergy was one of only two U.S. companies to achieve this status.

Entergy was honored to receive a special *Platts* Global Energy Award of Excellence in recognition of standout performance year after year over the past decade.

In December 2008, Entergy was honored to receive a special *Platts* Global Energy Award of Excellence in recognition of ***standout performance year after year over the past decade.*** Entergy was cited for being a finalist 39 times in the *Platts* Global Energy Awards competition, far more than any other energy company. We are gratified to be one of only four companies in the world to be recognized with this special award.

Like Sean Penn who transformed from the slacker character Jeff Spicoli to a truly respected actor with an extraordinarily diverse body of work and two Academy Awards, we have come a long way from our reputation as an "underachiever" 10 years ago.

Financially, we maintained a 48 percent dividend payout ratio and returned approximately ***$1 billion to shareholders through dividends and share repurchases*** while reporting ***record earnings.*** Our as-reported earnings were $6.20 per share in 2008 and operational earnings were $6.51 per share. In spite of these achievements, disappointing doesn't begin to describe our 2008 financial performance. Our total shareholder return was a dismal -28.3 percent.

Our mission is pretty simple, you entrust your money to us, we put it to good use, manage the risk and return it to you with a fair profit. In 2008 that didn't happen. Despite the fact we had record accounting earnings, economically, your investment lost money (i.e., the stock price at which you can sell declined in value). Financial statements are just paper, and if the paper you hold (stock certificates) isn't worth as much as it used to be then we aren't achieving our goals or aspirations.

That was one year. And now we must dig out of that hole and get back on track to achieve our aspirations. As a point-of-view-driven company, we believe we can distinguish ourselves in turbulent times and that we have the processes and the mentality to change direction to seize unexpected opportunities, or adapt quickly to changed circumstances to protect our stakeholders.

Our Utility Businesses: Focusing on What Really Matters

In the utility industry, what we do matters. Providing reliable, affordable and clean power, with safety above all else, matters to our customers, employees, regulators and shareholders. At Entergy, when we face challenges – regardless of how difficult or incredible they may be – we maintain a steady focus on what really matters.

considerations including new build construction cost estimates. While the utilities continue to have other resource needs, we believe the majority can be managed through shorter term procurements for some period of time.

Entergy also requested temporary suspension of federal regulatory reviews of two new nuclear license applications for Grand Gulf Nuclear Station and River Bend Station. This action does not reflect a change in our position on nuclear power as it relates to the goals of energy independence, environmental cleanliness and economic growth. The utilities continue to see cost-effective new nuclear technology to be a part of their future, but deemed it necessary to evaluate alternate technologies, vendors and appropriate timing.

Going forward, we see the need for additional regulatory action as Entergy Utilities enter a potentially capital-intensive investment phase. Investors today are demanding significantly higher compensation for investment risk, greater assurance as to the risk being taken and greater certainty that a deal

MEETING THE CHALLENGE:

For Entergy, flexibility and optionality are preferable to a

In 2008, we turned in a record-setting response to two maximum Category 2 hurricanes that hit in a two-week period. Our utilities are the best in the business at restoring quality of life for our customers in the wake of storms, and our employees demonstrated a remarkable ability to stay focused on what really matters – safely restoring power as quickly as possible to our customers. Thanks to earlier constructive regulatory actions, storm reserves were funded in Louisiana and Mississippi, and there is precedent for innovative cost recovery mechanisms. Recovery of the costs we incurred in the $1.3 to $1.4 billion range for storm restoration is one of our top priorities for 2009.

We also continued to pursue a full regulatory agenda in 2008 that included storm cost recovery, rate filings and regulatory approval for portfolio transformation initiatives. Long term, ***we believe we can transform our utilities' generation portfolio*** by replacing fuel cost with new and/or repowered, economic generation investments, enabling us to provide clean, reliable, affordable power to our utility customers.

In 2008, we closed on two modern, efficient resource acquisitions – the Ouachita Power Facility and the Calcasieu Generating Facility. Further, in response to rapidly changing financial and commodity markets and the economic outlook, we temporarily suspended other long-term resource procurement efforts under our portfolio transformation strategy in the third quarter (with one exception), considering it prudent to take a step back and re-evaluate a number of key

is a deal. To ensure ongoing access to capital, each utility operating company must be given a reasonable opportunity to earn, year-in, year-out, a fair return on equity consistent with investments of similar risk in order to ensure continued access to capital. Our utilities will continue to work with local and state regulators to create opportunities to earn a fair return for investors while ensuring customers have ongoing access to affordable power.

Enexus/EquaGen: A Position of Rolling Readiness

In 2008, we made good progress in pursuit of the spin-off of Entergy's non-utility nuclear business – Enexus – to our shareholders and the formation of a nuclear services joint venture – EquaGen – to be owned equally by Entergy and Enexus. The fundamental value proposition of this proposed transaction has not changed from what we described to you in last year's annual report. We believe the ability to achieve an optimal capital structure (e.g., lowest long-term cost of capital) will enable Enexus to realize greater value for its shareholders, as well as the opportunity to execute its generation hedging strategy consistent with a merchant business risk profile. Finally, if anything, the current market turmoil illustrates the value to shareholders of having an option to trade Enexus stock separately from Entergy stock.

We continue to pursue regulatory approvals and take the operational steps required to execute the transaction. We call it a posture of ***rolling readiness***. When financial market conditions align once again with our point of view and we have received acceptable regulatory approvals, we will be ready to pursue up to $4.5 billion of high-yield financing contemplated to complete the spin-off. We are not tied to a specific timeline and in fact, are in the enviable position of being able to wait.

Even as we pursue the spin-off, our teams of nuclear operators, engineers and managers remain 100 percent focused on operational excellence at our nuclear plants. In 2008, our non-utility nuclear fleet achieved ***the highest level of generating output since Entergy took ownership of these assets.***

The capability factor for these assets reached 92 percent for outage cycles ending in 2008 on 4,998 MW of capacity, up from 76 percent for outage cycles ending in 1997 on 4,753 MW of capacity, before Entergy assumed ownership. That difference of 7.1 million MWh translates to value of nearly $250 million at the 2008 average realized energy price of $57 per MWh. In other words, increased reliability and power uprates have added significant value.

I believe we are running an enormous risk – so great as to be unquantifiable in economic terms – if we continue to ignore the scientific community's warnings regarding the impact of climate change. As a responsible, prudent nation we should be working to mitigate the chance of a truly catastrophic outcome by immediately reducing our carbon dioxide emissions.

It is clearly the responsibility of the United States to lead on the climate change issue. Americans use nearly six times the energy per capita as the Chinese and twice as much as other developed countries. The United States is in the best position to find and fund new technologies and set the standard for meaningful action on climate change. I believe that action should include an immediate, meaningful cap on future CO_2 emissions in the United States through either a cap-and-trade system or carbon tax.

Conventional coal plants are the single largest source of greenhouse gases in the world, accounting for nearly a third of global energy-related CO_2 emissions. Electricity consumption in China is projected to nearly triple by 2030 with more than 75 percent being supplied by coal. To meet that increase in demand, China and other developing economies are building new coal plants at a rapid pace. While millions of dollars are being spent to develop renewable sources of energy, the reality is that renewables are simply too expensive to replace the world's growing installed base of coal plants. A post-combustion, carbon-capture solution for conventional coal plants is the single biggest opportunity we have to reduce greenhouse gas emissions. This should be the top priority for research and development spending and U.S. policies.

strategy locked in place based upon a "certain future."

In September 2008, we secured license renewal through 2034 for the James A. FitzPatrick Nuclear Power Plant. We expect a Nuclear Regulatory Commission decision by mid-2009 on license renewal for Pilgrim Nuclear Station and in the second half of 2009 on license renewal for Vermont Yankee Nuclear Power Station. We expect a decision in early 2011 on license renewals for Indian Point Energy Center Units 2 and 3.

We remain firmly committed to maximizing the value that exists in our asset portfolio. As markets and the economy change, we will align our strategies appropriately. The sequence of events that we employ to unlock that value will reflect the realities of the market. We are not sitting still; just waiting. We are considering all alternatives and exhausting all possibilities to ensure we achieve our stated goals and aspirations as soon as practical for our stakeholders.

Meeting the Biggest Challenge of Our Times

If you think the events of 2008 were bad, just think for a moment about a future world that is potentially uninhabitable for some species. We don't always feel or see the impact of climate change in our daily lives, but the long-term implications are substantially more ominous than those of a cyclic economic downturn. As I have suggested, we have a choice. We can pursue a path of inaction and succumb to the irreversible impact of climate change on our planet with its dire consequences or we can embark on a concerted effort to invest in a sustainable, clean energy future.

In the past year, Entergy leaders have spent significant time communicating our position on climate change to industry and government leaders. Even though there are many voices when it comes to climate change, I believe we speak from the most credible position because Entergy has already taken action on climate change. We made our second voluntary commitment to stabilize our own greenhouse gas emissions from 2006 to 2010 at 20 percent below year 2000 levels after successfully completing our ***first voluntary commitment which was made in 2001.*** In 2006, 2007 and again in 2008, we more than met our cumulative goal for curtailing CO_2 emissions.

It's time for our national leaders to act on this critical issue. The risks are simply too great to be ignored, and political expedience must take a back seat to intellectual honesty. Any plan that doesn't also work for developing countries is no plan at all.

Taking the Long View of Challenging Times

Regardless of all the reasons we might have to feel badly about the economy or pessimistic about the future, I have great confidence we will figure it out and get it right. Some would say the world has changed forever. I don't know about that. But I do know in business, ultimately, truth and substance win out over a good "sales pitch." For Entergy, flexibility and optionality are preferable to a strategy locked in place based upon a "certain future." We exist to serve our stakeholders – whether customers, owners or society as a whole. Any strategy or mission that does not make the world better off is not sustainable. We cannot claim ***all*** of our stakeholders were made better off in 2008. But we do believe we have all that is necessary to change that including:

- Extraordinary, dedicated employees,
- Extraordinary support from a diverse and talented Board of Directors,
- Extraordinary opportunities in a time of extraordinary uncertainty.

Entergy received a perfect 10 rating from GovernanceMetrics International for its corporate governance practices.

In *Fast Times at Ridgemont High* our slacker friend finds himself in the right place at the right time and realizes riches overnight. Unfortunately, his self-indulgence causes him to lose it almost as quickly.

Some might argue our financial success in nuclear was simply a matter of being in the right place at the right time. On the other hand, no one can argue that the value added has not been beyond anyone's expectations and a direct result of hard work and considerable expertise. No one can credibly argue the value added from the proposed spin-off is not real nor substantial. The market is not conducive to finalize this effort at the moment, but it will be. Investors and lenders will ultimately return to the market; more carefully and smarter. As a result, in the long term Enexus is well positioned. Enexus represents real long-term value and substance. It makes something that makes the world better and it does it with a clean generating fleet and less expensively than alternatives offered by competitors. It creates value.

At the same time, this has not been a 10-year journey defined by one fortunate turn of events (i.e., nuclear acquisitions made valuable by rising fossil fuel prices). We are a point-of-view-driven company and we entered into these transactions fully expecting that outcome (in addition to creating increased reliability and safety). Over the last 10 years based on a dynamic point of view, we have completed nearly 40 transactions realizing substantial value (e.g., sale of Entergy-Koch Trading) or avoiding potential losses (e.g., canceling/selling turbines on order when the independent power market was showing early signs of weakness). Our point of view enabled us to be an early mover, while others let wishful thinking trump cold eyes analysis.

That same discipline, that same refusal to either follow the herd or remain in love with our own ideas, despite changing circumstances, will drive our actions going forward. We have created substantial value over the last 10 years and unlike our slacker friend, Spicoli, we will not succumb to self-indulgence and let it all slip away.

As distressing as 2008 was in many ways, we firmly believe we are focused, adaptable and ready to meet the challenges that lie ahead. We have the right checks and balances in place to ensure we are appropriately balancing risk and reward, stability and growth. While we may not be able to predict what comes next, or even be entirely predictable from the outside looking in, there is one thing you can count on. We will be relentless in seeking value and managing risk, and we will be well prepared to seize whatever opportunities may come our way in these uncertain times.





J. Wayne Leonard
Chairman and Chief Executive Officer

Progress Toward Our Aspirations

In our 2006 annual report we presented our five-year aspirations for 2006 through 2010. A summary of how we performed against key measures in each aspiration is detailed below.

ASPIRATIONS	PROGRESS IN 2008
We aspire to continually deliver top-quartile total shareholder returns.	In 2008, we delivered third-quartile total shareholder return of -28.3 percent due largely to unprecedented declines in stock market valuations. Clearly, we are not satisfied with this performance. We remain committed to our overarching financial aspiration to continually deliver top-quartile, positive total shareholder returns over the long term.
We aspire to provide clean, reliable and affordable power in our utility businesses.	In 2008, we set records for the fastest, safest storm restoration in our company's history. We continued our efforts to transform our generation portfolio to ensure our customers have access to clean, affordable power until market uncertainty in late 2008 prompted us to temporarily suspend long-term procurement efforts, with one exception. We intend to re-engage when conditions stabilize. We also met our cumulative emissions goal under our second voluntary commitment to stabilize our greenhouse gas emissions from 2006 to 2010 at 20 percent below year 2000 levels.
We aspire to operate safe, secure and vital nuclear resources in an environment that is both growing and carbon-constrained.	Our non-utility nuclear fleet turned in excellent operating performance, achieving the highest level of generating output since Entergy assumed ownership of these assets. Deteriorating financial market conditions in late 2008 and a longer than planned regulatory approval process caused the spin-off of our non-utility nuclear assets to Entergy shareholders to be delayed. We are now in a position of rolling readiness, prepared to act once we receive acceptable regulatory approvals and the timing is right to access financial markets. We remain committed to maximizing the value that continues to exist in our non-utility nuclear assets.
We aspire to break the cycle of poverty and contribute to a society that is healthy, educated and productive.	In 2008, we raised more than $2.3 million in bill payment assistance funds from our customers, employees and shareholders. One hundred percent of these funds go to customers who need help paying their utility bills.


"It is not the strongest of the species that survives,

nor the most intelligent, but the one most responsive to change."

– Charles Darwin

ENTERGY CORPORATION

We are prepared, with the resources – including our long-term aspirations, point-of-view-driven business model and experienced employees – that we need to meet the challenges that lie ahead.

Entergy Corporation is more than a group of people or a collection of assets. It is an adaptive organization defined by its values and aspirations, and governed by its business model, policies and systems. Entergy strives to create sustainable value for its many stakeholders along financial, societal and environmental dimensions. This approach has proven effective in meeting a variety of challenges over the past decade.

In fact, Entergy has demonstrated consistent industry leadership in multiple areas as evidenced by the following performance and recognition.

- Over the past 10 years, Entergy has delivered a total shareholder return of 269 percent, compared to 70 percent for the Philadelphia Utility Index and -13 percent for the S&P 500. While we are not satisfied with the total shareholder return we delivered in 2008, our focus has never been on delivering short-term results. Instead, we remain committed to demonstrating leadership over the long term.
- In 2008, Entergy utility employees executed the fastest and safest storm restoration in the company's history following two back-to-back, devastating hurricanes. We received both the Edison Electric Institute Emergency Assistance Award and the Emergency Recovery Award for our response to 2008 storms. In fact, we are the only utility to have received either the Assistance and/or Recovery Award every year since 1999, when this recognition was initiated.
- Entergy is routinely recognized for its excellent corporate governance practices. In 2008, we received a perfect 10 rating from GovernanceMetrics International. Of 4,200 companies reviewed, just 1 percent received a perfect score. Institutional Shareholder Services Corporate Services awarded Entergy a 100 percent rating for corporate governance in its utility ranking. Entergy received a 98.5 percent index rating, placing us among the very top performers in the S&P 500.
- Entergy has been named to the exclusive Dow Jones Sustainability World Index for seven consecutive years and we have been the only U.S. utility on the World Index for the last three years. Entergy ranked best-in-class for environmental policy and management systems, and for talent attraction and retention. We scored in the top percentile for corporate governance and climate strategy.
- Entergy was once again named one of the 100 Best Corporate Citizens by *Corporate Responsibility Officer* magazine in 2009 and was the top utility company for the second time in three years. Entergy ranked 10th out of 100 based on a weighted average of rankings in seven key areas:

environment, climate change, human rights, philanthropy, employee relations, financial and governance.

- In 2008, we received the Edison Electric Institute Advocacy Award for our initiatives to help the 20 to 30 percent of Entergy customers living in poverty in our service territories within Arkansas, Louisiana, Mississippi and Texas. We believe it is our obligation to strengthen the communities we serve. Our low-income initiatives include support for affordable housing, sponsorship of individual development accounts that help low-income workers build financial assets, and advocacy at all levels of government for funding to assist the elderly and the disabled pay for energy costs.
- In December 2008, Entergy was honored to receive a special *Platts* Global Energy Award of Excellence in recognition of a track record of standout performance over the past decade. Entergy is one of only four companies worldwide to receive this special award.

Meeting the Safety Challenge

Entergy employees and contractors turned in an excellent safety performance in 2008. Our hurricane recovery efforts were the safest ever in our company's history. Compared to the restoration effort in 2005 following hurricanes Katrina and Rita, we improved our safety performance in every measure. Reportable incidents dropped by 56 percent and there were no fatalities even though we worked slightly more man-hours during the recovery efforts following hurricanes Gustav and Ike.

In our ongoing operations, we use the criteria in the Occupational Safety and Health Administration's Voluntary Protection Program as a guide to improve workplace safety. Sites are encouraged but not required to file for certification under the OSHA VPP. As of year-end 2008, approximately 60 work sites within Entergy had earned OSHA VPP Star status, the highest safety rating for an industrial work site.

MEETING THE CHALLENGE:

Standing ready with well-informed and dynamic

Our performance is guided by our long-term financial, environmental and societal aspirations. Specifically, we aspire to continually deliver top-quartile total shareholder return, achieve an accident-free work environment, be the cleanest power generator in America, and help break the cycle of poverty and contribute to a society that is healthy, educated and productive. Here is our 2008 progress against each of these challenges.

Meeting the Financial Challenge

We delivered total shareholder return of -28.3 percent in 2008 due largely to last year's unprecedented stock market declines. We are not satisfied with this performance and we remain committed to our overarching financial aspiration to continually achieve top-quartile total shareholder return. In 2008, we maintained a 48 percent dividend payout ratio and continued to repurchase shares under our approved share repurchase program. In 2008, we returned approximately $1 billion to our shareholders through dividends and share repurchases.

Following the spin of our non-utility nuclear assets, Entergy will be a utility company with unique advantages that include excellent operational capabilities, a clean generation fleet, an exceptional portfolio transformation opportunity and a point-of-view-driven strategy that enables early mover positions in developing opportunities. With these advantages, we expect the next 10 years will offer as many or more value creation opportunities for Entergy and its shareholders as the past 10 years.

The commitment to safety extends throughout our organization from nuclear plant operators to linemen and office workers, and from entry-level employees to the most senior executive. Every day, our employees and contractors are focused on building the behaviors, systems and culture that we need to achieve zero accidents.

Meeting the Environmental Challenge

Entergy is the second-cleanest utility generator among the top 10 U.S. generators, due largely to our portfolio of clean nuclear and natural gas generation resources. We were the first U.S. utility to voluntarily commit to stabilize greenhouse gas emissions. After successfully meeting our first commitment in 2005, we made a second voluntary commitment to stabilize CO_2 emissions from 2006 to 2010 at 20 percent below year 2000 levels even as we continue to grow our electric production. Our cumulative CO_2 emissions for the years 2006, 2007 and 2008 were 122.9 million tons, 4 percent better than our stabilization goal of 127.7 million tons for the same period.

Beyond stabilizing our own greenhouse gas emissions, we are strong advocates for action on the national level to mitigate the risk of climate change. In last year's annual report, we presented our guidelines for a smart carbon policy. Throughout 2008, Entergy leaders met with leaders in industry, government and non-governmental organizations to help shape the debate on carbon policy. In particular, we have attempted to highlight the importance of finding a technology fix for conventional coal plants, the single largest source of CO_2 emissions worldwide. We believe that finding an affordable post-combustion, carbon-capture solution for conventional coal plants should be a central goal of U.S. policy-making action.

Our environmental strategies and our efforts to address climate change have earned recognition from a number of distinguished environmental organizations. In addition to being named to the Dow Jones Sustainability World Index, we also were named to the prestigious Climate Disclosure Leadership Index in 2008, the fifth consecutive year we have received this recognition, and the SAM Sustainability Yearbook, which recognizes the top 15 percent of companies in each sector worldwide.

Meeting the Low-Income Challenge

Approximately 25 percent of our 2.7 million utility customers fall below the poverty level. We created our low-income customer assistance initiative in 1999 to address this reality. Today, as a result of the economic crisis, the needs are greater than ever, with a growing number of new at-risk Entergy customers who need assistance. Entergy's commitment to its low-income customers takes many

points of view

forms – from improving the flow of funds through bill payment assistance, to helping needy customers better manage energy use, to funding education, job training and programs that help low-income families build assets and move towards self-sufficiency.

In 2008, we continued to advocate for increased funding for the federal Low Income Home Energy Assistance Program and a more equitable distribution of those funds to the states the Entergy utility companies serve. In 2008, LIHEAP funding to Arkansas, Louisiana, Mississippi and Texas increased by $3.1 million, up 3 percent over 2007.

In addition, Entergy along with its employees and customers raised more than $2.3 million in local bill payment assistance funds in 2008. One hundred percent of the funds raised go to customers who need help to pay their utility bills.

Entergy Charitable Foundation supports programs that address the underlying causes of poverty. In 2008, approximately $4.6 million was awarded through grants to nonprofit organizations that serve the communities where we live and work.

Entergy is also there for its customers in the worst of times, reaching out when customers are struggling in the wake of natural disasters. After two devastating storms last fall, one of Entergy's goals was to work with its community partners to reach out to customers who needed the most help getting back on their feet. In December, the Entergy Hurricane Relief Fund announced $700,000 in grants to 39 Louisiana and Texas nonprofits helping victims of hurricanes Gustav and Ike rebuild their lives and communities.

Total Shareholder Return
2008, %


-28.3
-27.2
-37.0
ETR
Philadelphia Utility Index
S&P 500

Total Shareholder Return
12/31/1998 – 12/31/2008, %


268.7
70.3
-13.0
ETR
Philadelphia Utility Index
S&P 500

We are not satisfied with the total shareholder return we delivered in 2008. We remain committed to our aspiration to continually deliver top-quartile, positive shareholder return as we have done over the past 10 years.


"You have to accept whatever comes

and the only important thing is that you meet it with the best you have to give."

– Eleanor Roosevelt

ENTERGY UTILITIES

Our team of utility employees has been tested by storm and responded with courage and determination. Our utilities remain strong, capable and prepared.

During the first half of 2008, Entergy Utilities made solid progress against a diverse set of initiatives – continuing to transform the generation portfolio and pursuing constructive rate discussions with a number of regulators. The second half of 2008 brought unprecedented disruptions including two record-setting, back-to-back hurricanes and extreme turmoil in commodity and financial markets. The events of last year highlighted the importance of being prepared. Our utilities proved to be ready for the challenges they faced.

Record-Setting Storm Restoration

Hurricanes Gustav and Ike were among the most destructive storms we've ever experienced and presented unique challenges. For example, Hurricane Gustav severely damaged the transmission system, knocking 13 of the 14 transmission lines serving the New Orleans metropolitan area out of service and creating an island, with the area no longer electrically interconnected to the electricity grid. At its peak, 964,000 customers were without power after Gustav, second only to Hurricane Katrina for this measure. Hurricane Ike knocked out power to 705,000 customers at its peak, including 99 percent of Entergy Texas, Inc.'s customers – the most in its history.

Entergy's utility employees executed a record-setting restoration. Most importantly, this was the safest restoration on record for Entergy. Safety measures improved in every category from those recorded following hurricanes Katrina and Rita.

It was an outstanding performance by a team of utility employees with a history of storm restoration leadership. Entergy has been recognized with the Edison Electric Institute's Emergency Assistance Award and/or Emergency Recovery Award for 11 consecutive years, every year the awards have been given. This record of performance continued in 2009 with the restoration effort in northern Arkansas following a severe ice storm in January, rivaling the twin storms of 2000.

Restoration cost estimates for hurricanes Gustav and Ike are estimated to range up to $1.4 billion. Following the hurricane Katrina and Rita experience, precedents were established for innovative, constructive regulatory storm recovery. In lieu of requesting interim recovery, last fall Entergy Gulf States Louisiana, L.L.C., Entergy Louisiana, LLC and Entergy New Orleans, Inc. collectively accessed $229 million from funded storm reserves.

The Arkansas Public Service Commission also approved a process for Entergy Arkansas, Inc. to recover $22 million of the $26 million in extraordinary storm damages incurred for hurricanes Gustav and Ike and other 2008 storms through a storm damage rider in 2009. Likewise, the APSC opened a docket for affected utilities to file storm cost recovery requests for the January 2009 ice storm. Pursuant to that docket, the APSC subsequently approved Entergy Arkansas' request to defer for accounting purposes incremental storm recovery operations and maintenance expenses, subject to certain conditions. Further, legislation was introduced to establish storm reserve accounting for electric utilities and for storm securitization.

Entergy Gulf States Louisiana and Entergy Louisiana also received interim approval, without prejudice to ultimate resolution, from the Louisiana Public Service Commission to defer and accrue carrying costs on unrecovered storm expenditures while they seek regulatory recovery. Entergy Texas is pursuing approval in the 2009 Texas Legislative Session for securitization to recover storm restoration costs. New securitization legislation is not needed in Louisiana, as existing legislation extends to hurricanes Gustav and Ike. We expect to file for permanent recovery with the LPSC and the Public Utility Commission of Texas by spring 2009 and anticipate the process to be complete in early 2010. Entergy Mississippi, Inc. continues to evaluate its options for storm cost recovery, as does Entergy New Orleans.

the Calcasieu Generating Facility. Both are modern, efficient and flexible generation resources located in Louisiana.

As uncertainties in financial, economic and commodity markets grew in the second half of 2008, we temporarily suspended long-term resource procurement efforts under our portfolio transformation strategy (with the exception of the 2009 Western Region RFP). We believe these needs can be managed through shorter term procurements for some period of time.

In early 2009, Entergy also requested temporary suspension of federal regulatory reviews of its combined Construction and Operating License applications for new nuclear units at Grand Gulf Nuclear Station and River Bend Station. We took this step to gain more time to consider alternative reactor technologies to make sure we ultimately have the most cost efficient, highest quality generating resource for our customers. This action in no way reflects a change in our position on the importance of nuclear power.

MEETING THE CHALLENGE:

Responding quickly and safely with a focus on

Even as we restored power more quickly and safely following the 2008 hurricanes, we were criticized by those who believe the design and operation of Entergy's transmission system led to customer outages. We agree there are benefits to selectively harden and add more redundancy to Entergy's transmission system beyond what is required under current reliability standards in order to mitigate the effect of future storms on the ports, refineries, factories and businesses in the Gulf Coast region. However, we believe the associated costs should be borne by all who benefit from the Gulf Coast energy infrastructure, ports and industries – not just our customers. We support the development of a Gulf Coast national infrastructure policy to address this issue, which is vital to the nation's energy needs.

Flexible Long-Term Resource Planning

We have a 10-year history of productive generation and infrastructure investment designed to ensure our customers have access to affordable, clean and reliable power. In 2008, we continued to execute our point-of-view-driven portfolio transformation strategy. This strategy enables us to opportunistically acquire generation resources and invest in infrastructure to address a long-term short position in our utility service territories of up to three gigawatts. Last year Entergy Arkansas completed its acquisition of the Ouachita Power Facility and Entergy Gulf States Louisiana completed its acquisition of

Pursuing Constructive Regulatory Outcomes

Entergy's utility operating companies worked with regulators at local, state and federal levels throughout 2008 in pursuit of constructive regulatory outcomes. Here is a summary of progress made in each of our service territories:

- In Arkansas, we were pleased with the constructive action taken by the APSC on innovative ratemaking mechanisms including approval of a capacity rider for the Ouachita acquisition and a mechanism for recovery of 2008 extraordinary storm restoration costs, as well as the opening of a docket to study innovative regulatory alternatives. We were disappointed by the decision of the Arkansas State Court of Appeals, upholding almost all aspects of the 2007 order issued by the APSC on the general rate case brought by Entergy Arkansas. We have filed a petition for review of the Appeals Court decision by the Arkansas Supreme Court.
- Entergy Louisiana received unanimous approval from the LPSC for the Waterford 3 steam generator replacement project, the second to last nuclear plant of its type to replace its steam generators due to careful maintenance. The LPSC also approved the capacity purchase of one-third of the Ouachita output owned by Entergy Arkansas, and we entered into other power contracts, securing regulatory pre-approval as part of our portfolio transformation strategy. Finally, we are interested in pursuing extensions of our Formula Rate Plans for Entergy Gulf States and Entergy Louisiana and have had preliminary discussions with LPSC Staff concerning this matter.

- Mississippi enacted new baseload legislation that will facilitate development of new nuclear resources at Grand Gulf. Entergy Mississippi continues to work with the relatively new commissioners on the Mississippi Public Service Commission to respond to questions on fuel cost issues and claims raised by the Mississippi attorney general. Entergy Mississippi believes the attorney general's claims are unfounded and filed to move the complaint to U.S. District Court, which we believe is the appropriate forum to resolve the federal matters raised. Entergy Mississippi also filed a counterclaim for declaratory and other relief.
- As part of its rate case filed in July, Entergy New Orleans proposed to make permanent the voluntary base rate credit on electric bills that it introduced in early 2008. The rate case also seeks a gas rate increase and a further decrease in electric rates. Hearings are scheduled in April and a City Council decision is expected in May.
- Entergy Texas completed its first year of stand-alone operations in 2008 and achieved a unanimous settlement in its base rate case. The $46.7 million base rate increase, approved by the PUCT in March 2009, represents the first base rate increase in 17 years. Updated analyses were also filed in the Qualified

what really matters

Power Region proceeding and Entergy Texas expects to submit its overall recommendation in an updated Transition to Competition report later this year.

Entergy Arkansas and Entergy Mississippi have both announced their intentions to withdraw from the System Agreement in 2013 and 2015, respectively. Given their announcements, Entergy's utility operating companies are discussing with the staff and/or advisors of regulatory commissions a proposed framework for a successor arrangement to the System Agreement. The key objective of any such arrangement is to maintain the benefits of operating as a larger system, including the ability to call upon a larger pool of generating resources, while at the same time seek to eliminate the numerous issues that have arisen in the past.

The Entergy Utility Advantage

Our aspirations are designed to deliver what really matters to all of our stakeholders. Entergy Utilities aspire to provide customers with clean, reliable and affordable power generated and delivered safely. Performance excellence can only be achieved in a safe, accident-free workplace. More than 55 sites within our utility organization earned Star status under the Occupational Safety and Health Administration's Voluntary Protection Program, which is the highest possible safety rating for an industrial work site.

Long-term financial aspirations through 2012 include 3 to 4 percent annual utility earnings growth. Our point-of-view-driven strategies, clean generating fleet, adaptable employees and an unrelenting focus on what really matters create a real, sustainable advantage for our utilities. We are well prepared to meet whatever challenges lie ahead.

Regulatory Outage Complaints


535
124
1998
2008

Fastest Restoration in Company History

number of days*


16
13
8
7
Katrina
Rita
Gustav
Ike

* *days after hurricane peak outages until power was restored to 85 percent of customers who could accept power*

We strive to safely deliver what really matters to our customers – affordable, reliable and clean power. In 2008, our utilities delivered excellent customer service that included the fastest and safest storm restoration in company history.



"We are what we repeatedly do. Excellence, then, is not an act, but a habit."

– Aristotle

ENTERGY NON-UTILITY NUCLEAR

We are firm believers in the unmatched potential of clean nuclear power, generated by assets that are operated with exacting attention to safety and security.

Under the pending spin-off transaction, our non-utility nuclear fleet will be owned by Enexus Energy Corporation, a premier generation company, and operated by EquaGen LLC, a joint venture owned equally by Entergy Corporation and Enexus.

We pursued the spin-off of our non-utility nuclear assets in order to unlock the value of this business, value that has not been fully realized or recognized with the business embedded in a company that includes a regulated utility business. We believe the spin transaction can generate value in multiple ways including:

- As an independent company, Enexus will have the opportunity to maintain an efficient risk profile for its business. That means optimizing its capital structure with increased borrowing capacity and pursuing a more flexible generation hedging strategy aligned with the risk profile of a merchant business rather than a utility. In addition, as a stand-alone entity, Enexus will have greater flexibility to acquire other assets and businesses.
- Separating Entergy's utility business from the non-utility nuclear business will ring-fence both businesses from risks that exist in the other. This will provide greater transparency to investors, rating agencies and other stakeholders for both businesses.
- The spin transaction provides Entergy shareholders with the valuable option to trade the utility and non-utility nuclear businesses independently. We believe that good corporate governance dictates that the decision to buy, hold or sell the non-utility nuclear segment of our business be made available to individual shareholders to execute consistent with their individual points of view.

The value inherent in the spin transaction and the underlying non-utility nuclear plants exists today and will continue to exist in the future. We are in the enviable position of being able to wait to execute this transaction when conditions align with our long-term points of view.

Ready to Act When the Time Is Right

Throughout 2008, we worked diligently to be in a position to execute the spin transaction. We named management teams for Enexus and EquaGen. We secured regulatory approvals from the Nuclear Regulatory Commission and the Federal Energy Regulatory Commission, obtained a private letter ruling from the Internal Revenue Service and continue to seek approvals from the Securities and Exchange Commission and the states of New York and Vermont. We also executed a $1.2 billion credit agreement on behalf of Enexus in spite of one of the most turbulent financial markets in recent history.

However, even as we prepared to execute the spin from an operational perspective, financial market conditions continued to deteriorate. In the third quarter, conditions reached a point where we were simply precluded from launching any of the planned high-yield financing for the transaction. Combined with pending regulatory approvals, the spin was unable to be completed in 2008. We are now in a position of rolling readiness, prepared to act promptly once we receive acceptable regulatory approvals and the timing is right to access financial markets.

Built on Operational Excellence

Even as teams worked to prepare for a spin transaction, other teams of managers, operators and engineers focused on operational excellence at our non-utility nuclear fleet. In 2008, our non-utility nuclear fleet achieved its highest level of generating output under Entergy ownership. In addition, production costs for our non-utility nuclear fleet in 2008 were $22 per MWh and our capability factor reached 95 percent. By comparison, before Entergy took ownership of these assets, production costs were $30 per MWh and the capability factor was 73 percent.

Other operating milestones in 2008 include recognition by the Nuclear Energy Institute with a Top Industry Practice Award, for Entergy Nuclear's team approach to implement an integrated operational data exchange to give the company access to the vendor's engineering programs. These awards are given to nuclear energy operators for innovations that improve safety, economics or plant performance. In addition, in August 2008, Indian Point Energy Center successfully placed into service a new state-of-the-art siren system. Reliability testing was completed during the fourth quarter, with the three tests successfully exceeding the reliability threshold of at least 97 percent. The original siren system will remain in place in standby mode while performance evaluation of the new system continues.

Safety is our top priority in our nuclear operations, as it is in all Entergy operations. Within our non-utility nuclear fleet, our work sites at James A. FitzPatrick Nuclear Power Plant and Pilgrim Nuclear Station have earned Star status under the Occupational Safety and Health Administration's Voluntary Protection Program, which is the highest safety rating for an industrial work site. In addition, Vermont Yankee Nuclear Power Station received merit designation, which is considered an effective stepping stone to Star status.

Operating our nuclear fleet safely, securely and with industry-leading performance is quite simply part of our DNA at Entergy. This will continue to be our operating philosophy after the spin transaction, when the same team will operate Enexus' nuclear assets as members of the EquaGen nuclear services joint venture organization.

License Renewal Process on Track

In September, the Nuclear Regulatory Commission renewed the license for the James A. FitzPatrick Nuclear Power Plant for another 20 years. We continue to make progress on license renewals for our other non-utility nuclear plants:

- At the end of October, the Atomic Safety Licensing Board issued a favorable ruling on license renewal for Pilgrim Nuclear Station. We expect an NRC decision by mid-2009.
- In November, the Atomic Safety Licensing Board ruled in favor of Vermont Yankee Nuclear Power Station license renewal on two of three contentions and imposed a conditional favorable ruling on the third contention. Vermont Yankee has since complied with the condition for the third contention. We expect the NRC decision on Vermont Yankee license renewal in the second half of 2009. We continue to work with Vermont regulators and legislators to gain state approvals for the required Certificate of Public Good to ensure local markets have continued access to clean, affordable power from this vital nuclear resource for another 20 years. In fact, overall conclusions from the recent State Reliability Study of Vermont Yankee affirmed its commitment to excellence, indicating that the plant is reliable and can be operated reliably in the future.
- Indian Point Energy Center Units 2 and 3 are on track to receive an NRC decision on license renewal in early 2011. In furtherance of license renewal, in 2008 Entergy Nuclear embarked on an unprecedented independent evaluation of safety, security and emergency preparedness of the Indian Point Energy Center, performed by a 12-member panel of highly credentialed experts with over 400 years of industry and/or academic achievement. The Independent Safety Evaluation Panel reported its findings in July 2008, reaching two overarching conclusions. First, Indian Point is safe, meets NRC requirements and safety systems are well maintained and reliable with performance, comparing favorably to high-performing plants in most nuclear safety aspects. However, it also concluded that relationships with the general public and officials, particularly on matters of emergency preparedness, are not healthy and must be rebuilt. We applaud the panel's effort and have responded to the report with action plans to implement panel recommendations. These plans will help

MEETING THE CHALLENGE:

Delivering clean, vital nuclear power with

move the Indian Point site to an even higher performance level, consistent with the commitment to operational excellence that is a hallmark of Entergy-operated assets. Entergy Nuclear continues to work through the license renewal process with the NRC and most recently received draft environmental impact and safety evaluation reports.

Point-of-View-Driven Hedging Strategy

We continue to pursue opportunities with natural buyers and other market participants in the region served by our non-utility nuclear fleet who can commit for large blocks of power on a longer term basis and with other counterparties. We layer in hedges on an annual basis that are consistent with our dynamic points of view on factors affecting commodity prices, including carbon legislation and regional generation and infrastructure constraints. Our objective is to avoid risks associated with attempting to time the market.

As of year-end 2008, 86 percent of our planned generation for 2009 was under contract, 66 percent for 2010 and 46 percent for 2011 at average energy prices per MWh of $61, $60 and $56, respectively.

operational excellence

Opportunities for a Premier Generation Company

When the spin transaction is executed, Enexus will be a premier generation company. A number of short- and long-term growth opportunities exist for an entity with the assets and capabilities of Enexus.

In the short term, Enexus will be able to execute a flexible generation hedging strategy that is consistent with its risk profile as a merchant business. Despite the recent downturn, our point of view on power pricing over the long term in the Northeast remains bullish given capacity constraints in that market region and the likelihood of carbon legislation. In addition, Enexus will evaluate the opportunity to further increase its generation capacity through uprates at its existing fleet of plants. Past uprates have added 245 megawatts of generating capacity to the non-utility nuclear plants.

In the long term, Enexus growth opportunities also include potential acquisitions of existing U.S. nuclear assets, complementary generation assets or businesses with complementary assets. As a 50 percent owner of EquaGen, Enexus can also realize growth from the provision of EquaGen's nuclear services to other operators. EquaGen has the ability to offer a complete life cycle of services including construction management, operations, license renewal processes and decommissioning.

Ultimately, we believe Enexus has the potential to deliver $2 billion in earnings before interest, taxes, depreciation and amortization through higher power prices and/or incremental investment. A combination of heat rate expansion, carbon legislation, capacity markets and/or changes in gas prices are expected to affect power prices.

Non-Utility Nuclear Fleet Capability Factor
%


73
95
Before ETR ownership
2008

Non-Utility Nuclear Fleet Production Costs
$ per MWh


30
22
Before ETR ownership
2008

Even as we pursued plans to spin our non-utility nuclear fleet, our teams of nuclear engineers, operators and managers delivered another outstanding year of operating performance.



"I have been impressed with the urgency of doing.

Knowing is not enough; we must apply. Being willing is not enough; we must do."

– Leonardo da Vinci

OUR POINT OF VIEW ON CLIMATE CHANGE

Entergy has a very clear point of view on the climate change issue. We believe the risk is real and the time to take meaningful action is now.

At Entergy, we live with the climate change issue on an almost daily basis. Our industry is responsible for about a third of total U.S. greenhouse gas emissions. Our service territories, including our corporate headquarters and the homes of many of our employees, lie along the U.S. Gulf Coast, an area susceptible to powerful hurricanes, massive flooding and ongoing loss of wetlands.

It should be of no surprise then that we are outspoken advocates for responsible action on climate change. In last year's annual report, we presented guidelines that we believe should shape a U.S. carbon policy. Those guidelines are:

- Take meaningful action now to slow, stop and reduce greenhouse gas emissions.
- Use market forces intelligently – preferably a cap-and-trade system or carbon tax – to find the most efficient solutions.
- Be realistic about carbon prices. We believe $50 per ton by 2020 is in the right range to encourage the development of clean generating technologies.
- Support research and development to develop a technology fix for existing coal plants.
- Understand the social effects. We need to build in permanent low-income protection funded by CO_2 allowance sales or CO_2 tax revenues.

Throughout 2008, Entergy leaders met with public policy leaders, regulators and influential non-governmental organizations to present and explain our guidelines. In these discussions, the largest obstacle to reducing greenhouse gas emissions quickly took center stage.

Finding a Fix for Conventional Coal Plants

Any meaningful approach to reducing greenhouse gas emissions must address the single largest source of those emissions – conventional coal-fired power plants. Currently, existing coal plants account for nearly a third of total global energy-related CO_2 emissions and emissions from these plants are forecast to increase 60 percent by 2030. With developing countries intent on building a new generation of coal-fired plants to meet their need for affordable power, finding a fix for this power source is the key to reducing greenhouse gas emissions today and in the foreseeable future. For example, China today consumes twice as much coal as the United States and it relies on coal for 80 percent of its electricity generation. There are more coal-fired power plants in China today than in the United States, the United Kingdom and India combined. China's coal power is expected to more than double in size by 2030 with CO_2 emissions growing from 2,758 million metric tons today to 6,055 million in 2030.

Some government officials, utility industry leaders and environmental advocates are focused on developing clean generation alternatives, including nuclear, wind and solar. Although these are worthy efforts, they ignore the economic reality of power generation. Power generated by coal-fired plants is significantly cheaper than power from any clean generation alternative. It is simply unrealistic to expect any country to replace existing or planned coal-fired power plants with clean generation. The cost is prohibitive.

As a result, it's unlikely that any country would have the will to impose this level of economic burden on its citizens. Even if U.S. leaders mustered the will to do it, it would not slow climate change. Without similar action in developing countries like China and India, CO_2 emissions will continue to grow and impact every country around the world.

Finding a technological solution to reduce CO_2 emissions from existing and planned coal power plants must be top priority.

portfolio standard as high as 20 percent would reduce emissions by only a small fraction of what is needed to lower the risk of catastrophic climate change. That modest decrease would come at twice the cost per ton of reduction that would result from a pure cap-and-trade strategy.

A renewable portfolio standard also does nothing to help develop a technological solution for conventional coal plants. In fact, a renewable portfolio standard would only divert attention from this vital mission. A strong cap-and-trade program that puts a price on CO_2 emissions is the best way to make renewable energy sources more economically attractive and spur their development.

America Must Lead Now

While the United States cannot fix the climate change problem without the cooperation of other countries, it is clearly America's responsibility to lead on this issue. Americans use

MEETING THE CHALLENGE:

Making a difference with our guidelines for a

An affordable retrofit technology to capture and securely store carbon emissions from existing coal plants could be applied worldwide. A post-combustion carbon-capture and storage solution for conventional coal plants is the single biggest opportunity we have to reduce greenhouse gas emissions. And it is the one that is critically needed if we are to have any hope for meeting the forecast growth in global energy demand and making the significant emission reductions needed to reduce climate change impacts. We simply cannot get there without the global deployment of an affordable retrofit carbon-capture and storage technology for coal plants.

Avoiding an Ineffective, Expensive Renewable Portfolio Standard

Many well-intentioned environmentalists and government leaders are advocates for a national renewable portfolio standard, requiring energy companies to produce specific amounts of electricity from wind, solar and geothermal energy. While a renewable portfolio standard is a mechanism for creating and establishing renewable energy technologies, it does little to reduce greenhouse gas emissions and will make energy production excessively expensive.

Coal-fired plants are the cheapest source of electricity and are the least likely to be displaced by high-cost renewable energy sources. Instead, natural gas with its low carbon content is likely to be the first source displaced by renewables because it is more expensive than coal. That means that even a renewable

nearly six times more energy per capita than the Chinese and twice as much as other developed countries. Americans emit about four times as much CO_2 per capita as the Chinese. As the largest, most developed economy in the world, we are in the most advantaged position to fund new technologies, explore policy options and set the standard for meaningful action on climate change.

We believe U.S. Congressional leaders should take the following actions to address climate change:

- Cap future CO_2 emissions in the United States immediately. We continue to believe that market forces are the best way to find climate change solutions. Therefore, we support a cap-and-trade system or carbon tax as the best approach to implementing an emissions cap. We need to force change now by putting a price on carbon emissions that is high enough to encourage new technologies, yet not so high as to be economically unsustainable. We believe $50 per ton by 2020 is in the right range.
- Focus research and development funds on finding an affordable technology to retrofit coal plants in the U.S. with the goal of exporting this solution to China and other countries. It is naïve and unrealistic to expect clean power sources will replace the installed base of coal-fired plants. We need a real solution that addresses the real source of man-made CO_2 emissions.
- Shield those who can least afford it from the impact of climate change action. Utility customers will bear the brunt

of the increased costs of an emissions cap. Low-income customers will face a greater burden as they typically spend a higher percentage of their income on energy. Recognizing the regressive nature of carbon policy, Entergy believes assistance must be directed to low-income households to help offset the cost of any climate change policy.

We believe the data is clear. Now it is up to U.S. Congressional leaders to act.

No Time Like the Present

At Entergy, we spend a great deal of time and resources on measuring and managing risk. Superior risk management is one reason our utility businesses continue to succeed in spite of enduring – in the last three years – four of the worst hurricanes in our history. When we look at the climate change issue from a risk management perspective, our sense of urgency grows exponentially.

We believe there is a reasonable risk that climate change could result in an environmental catastrophe – flooding from higher sea levels, devastation from powerful hurricanes, food and water shortages and the potential loss of half the

smart carbon policy

Earth's species. This catastrophe will not occur in our lifetimes but in those of our children and grandchildren.

Faced with the risk of such a catastrophe, common sense dictates taking urgent action. If the current financial crisis teaches us anything, it is that ignoring risk and taking the chance that negative outcomes won't occur just increases the pain when they do. We must act now to mitigate the risk of climate change – no matter our current economic condition. We must act now before it's too late.

Speaking From Experience

At Entergy, we have already taken voluntary action to stabilize our CO_2 emissions. In 2001 we made our first voluntary five-year commitment to stabilize our CO_2 emissions at year 2000 levels. We successfully completed that commitment in 2005 with emission levels that were 23 percent lower than our target.

Subsequently we made our second voluntary five-year commitment – this time to stabilize our CO_2 emissions for 2006 to 2010 at 20 percent below year 2000 levels. From 2006 to 2008, we have performed even better than our voluntary emission stabilization commitment.

We achieved this performance by taking a comprehensive approach that includes multiple internal and external projects, including equipment upgrades, sustainable forestry initiatives and innovative emission reduction trades.

We believe this eight-year performance record of stabilizing CO_2 emissions makes Entergy a credible advocate for action on the climate change issue. We speak from experience and are hopeful that our actions will encourage a similar proactive response from others in industry and government.

Cumulative CO_2 Emissions 2006-2008
million tons


127.7
122.9
2nd Voluntary Stabilization Goal
Actual

Global CO_2 Emissions From Power Generation
million metric tons


11,435
14,803
18,050
2006
2015
2030
Gas
New Coal
Oil
Existing Coal

Source:
World Energy Outlook 2008

From 2006 to 2008 Entergy met its second voluntary commitment to stabilize its CO_2 emissions at 20 percent below year 2000 levels. We are strong advocates for a smart U.S. carbon policy that includes finding a technology fix for conventional coal plants, the single largest source of CO_2 emissions worldwide.


"We shall neither fail nor falter;
we shall not weaken or tire...
Give us the tools and we will finish the job."
– Sir Winston Churchill

LOOKING AHEAD

At Entergy, we are prepared with the tools we need to meet whatever challenges the future holds. Our long-term aspirations, point-of-view-driven business model and experienced employees drive our success.

As a result, we are ready to:

- Strive to continually deliver top-quartile total shareholder returns.
- Re-engage with power markets in the future in order to purchase power, and/or acquire new or repowered assets that are efficient and provide lower cost alternatives for our utility customers.
- Pursue constructive outcomes with our regulatory stakeholders that ensure our customers will have access to clean, affordable and reliable power in the short and long term.
- Remain committed to operational excellence.
- Respond to future storms quickly and safely in the same record-setting manner that Entergy employees did in 2008.
- Execute the spin of our non-utility nuclear assets following receipt of regulatory approvals and when the timing is right to access financial markets, both on reasonable commercial terms.
- Change direction to seize unexpected opportunities or adapt quickly to changed circumstances to protect our stakeholders.
- Work with policy makers to establish a smart carbon policy in the United States that includes finding a fix for conventional coal plants, the single largest source of global greenhouse gas emissions.

Even as we enter 2009 with this full slate of ambitions, we recognize there are challenges ahead that will likely complicate our plans. Events have proven time and again that Entergy is resilient. We adapt. No matter the challenges ahead, we will finish the job.

Financial Review

Forward-Looking Information

In this report and from time to time, Entergy Corporation makes statements as a registrant concerning its expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "may," "will," "could," "project," "believe," "anticipate," "intend," "expect," "estimate," "continue," "potential," "plan," "predict," "forecast," and other similar words or expressions are intended to identify forward-looking statements but are not the only means to identify these statements. Although Entergy believes that these forward-looking statements and the underlying assumptions are reasonable, it cannot provide assurance that they will prove correct. Any forward-looking statement is based on information current as of the date of this report and speaks only as of the date on which such statement is made. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including those factors discussed or incorporated by reference in (a) Item 1A. Risk Factors, in the Form 10-K (b) Management's Financial Discussion and Analysis, and (c) the following factors (in addition to others described elsewhere in this report and in subsequent securities filings):

- resolution of pending and future rate cases and negotiations, including various performance-based rate discussions and implementation of Texas restructuring legislation, and other regulatory proceedings, including those related to Entergy's System Agreement, Entergy's utility supply plan, recovery of storm costs, and recovery of fuel and purchased power costs
- changes in utility regulation, including the beginning or end of retail and wholesale competition, the ability to recover net utility assets and other potential stranded costs, the operations of the independent coordinator of transmission that includes Entergy's utility service territory, and the application of more stringent transmission reliability requirements or market power criteria by the Federal Energy Regulatory Commission (FERC)
- changes in regulation of nuclear generating facilities and nuclear materials and fuel, including possible shutdown of nuclear generating facilities, particularly those owned or operated by the Non-Utility Nuclear business
- resolution of pending or future applications for license extensions or modifications of nuclear generating facilities
- the performance of Entergy's generating plants, and particularly the capacity factors at its nuclear generating facilities
- Entergy's ability to develop and execute on a point of view regarding future prices of electricity, natural gas, and other energy-related commodities
- prices for power generated by Entergy's non-utility generating facilities, the ability to hedge, sell power forward or otherwise reduce the market price risk associated with those facilities, including the Non-Utility Nuclear plants, and the prices and availability of fuel and power Entergy must purchase for its utility customers, and Entergy's ability to meet credit support requirements for fuel and power supply contracts
- volatility and changes in markets for electricity, natural gas, uranium, and other energy-related commodities
- changes in law resulting from federal or state energy legislation
- changes in environmental, tax, and other laws, including requirements for reduced emissions of sulfur, nitrogen, carbon, mercury, and other substances
- uncertainty regarding the establishment of interim or permanent sites for spent nuclear fuel and nuclear waste storage and disposal
- variations in weather and the occurrence of hurricanes and other storms and disasters, including uncertainties associated with efforts to remediate the effects of hurricanes and ice storms (including most recently, Hurricane Gustav and Hurricane Ike and the January 2009 ice storm in Arkansas) and recovery of costs associated with restoration, including accessing funded storm reserves, federal and local cost recovery mechanisms, securitization, and insurance
- Entergy's ability to manage its capital projects and operation and maintenance costs
- Entergy's ability to purchase and sell assets at attractive prices and on other attractive terms
- the economic climate, and particularly growth in Entergy's Utility service territory and the Northeast United States
- the effects of Entergy's strategies to reduce tax payments
- changes in the financial markets, particularly those affecting the availability of capital and Entergy's ability to refinance existing debt, execute its share repurchase program, and fund investments and acquisitions
- actions of rating agencies, including changes in the ratings of debt and preferred stock, changes in general corporate ratings, and changes in the rating agencies' ratings criteria
- changes in inflation and interest rates
- the effect of litigation and government investigations or proceedings
- advances in technology
- the potential effects of threatened or actual terrorism and war
- Entergy's ability to attract and retain talented management and directors
- changes in accounting standards and corporate governance
- declines in the market prices of marketable securities and resulting funding requirements for Entergy's defined benefit pension and other postretirement benefit plans
- changes in the results of decommissioning trust fund earnings or in the timing of or cost to decommission nuclear plant sites
- the ability to successfully complete merger, acquisition, or divestiture plans, regulatory or other limitations imposed as a result of merger, acquisition, or divestiture, and the success of the business following a merger, acquisition, or divestiture
- and the risks inherent in the contemplated Non-Utility Nuclear spin-off, joint venture, and related transactions. Entergy Corporation cannot provide any assurances that the spin-off or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated. The transaction is subject to certain conditions precedent, including regulatory approvals and the final approval by the Board.

GAAP TO NON-GAAP RECONCILIATION

Earnings Per Share	2008	2007
As-Reported	$ 6.20	$ 5.60
Less Special Items	$(0.31)	$(0.16)
Operational	$ 6.51	$ 5.76

Five-Year Summary of Selected Financial and Operating Data

	2008	2007	2006	2005	2004
SELECTED FINANCIAL DATA:					
(in thousands, except percentages and per share amounts)					
Operating revenues	$13,093,756	$11,484,398	$10,932,158	$10,106,247	$ 9,685,521
Income from continuing operations	$ 1,220,566	$ 1,134,849	$ 1,133,098	$ 943,125	$ 909,565[a]
Earnings per share from continuing operations:					
Basic	$ 6.39	$ 5.77	$ 5.46	$ 4.49	$ 4.01
Diluted	$ 6.20	$ 5.60	$ 5.36	$ 4.40	$ 3.93
Dividends declared per share	$ 3.00	$ 2.58	$ 2.16	$ 2.16	$ 1.89
Return on common equity	15.42%	14.13%	14.21%	11.20%	10.70%
Book value per share, year-end	$ 42.07	$ 40.71	$ 40.45	$ 37.31	$ 38.25
Total assets	$36,616,818	$33,643,002	$31,082,731	$30,857,657	$28,310,777
Long-term obligations[b]	$11,517,382	$ 9,948,573	$ 8,996,620	$ 9,013,448	$ 7,180,291
UTILITY ELECTRIC OPERATING REVENUES:					
(in millions)					
Residential	$ 3,610	$ 3,228	$ 3,193	$ 2,912	$ 2,842
Commercial	2,735	2,413	2,318	2,041	2,045
Industrial	2,933	2,545	2,630	2,419	2,311
Governmental	248	221	155	141	200
Total retail	9,526	8,407	8,296	7,513	7,398
Sales for resale[c]	325	393	612	656	390
Other	222	246	155	278	145
Total	**$ 10,073**	**$ 9,046**	**$ 9,063**	**$ 8,447**	**$ 7,933**
UTILITY BILLED ELECTRIC ENERGY SALES:					
(GWh)					
Residential	33,047	33,281	31,665	31,569	32,897
Commercial	27,340	27,408	25,079	24,401	26,468
Industrial	37,843	38,985	38,339	37,615	40,293
Governmental	2,379	2,339	1,580	1,568	2,568
Total retail	100,609	102,013	96,663	95,153	102,226
Sales for resale[c]	5,401	6,145	10,803	11,459	8,623
Total	**106,010**	**108,158**	**107,466**	**106,612**	**110,849**
NON-UTILITY NUCLEAR:					
Operating revenues (in millions)	$ 2,558	$ 2,030	$ 1,545	$ 1,422	$ 1,342
Billed electric energy sales (GWh)	41,710	37,570	34,847	33,641	32,613

(a) Before cumulative effect of accounting changes.
(b) Includes long-term debt (excluding currently maturing debt), preferred stock with sinking fund, and non-current capital lease obligations.
(c) Includes sales to Entergy New Orleans, which was deconsolidated, in 2006 and 2005. See Note 18 to the financial statements.

Comparison of Five-Year Cumulative Return

The following graph compares the performance of the common stock of Entergy Corporation to the S&P 500 Index and the Philadelphia Utility Index (each of which includes Entergy Corporation) for the last five years ended December 31.


$250
$200
$150
$100
$50
$0
2003
2004
2005
2006
2007
2008
Entergy Corporation
S&P 500 Index
Philadelphia Utility Index

	2003	2004	2005	2006	2007	2008
Entergy Corporation	$100	$122.14	$127.83	$176.92	$234.50	$168.12
S&P 500 Index	$100	$110.88	$116.32	$134.69	$142.09	$ 89.52
Philadelphia Utility Index	$100	$126.11	$149.08	$178.95	$212.90	$154.91

(a) Assumes $100 invested at the closing price on December 31, 2003 in Entergy Corporation common stock, the S&P 500 Index, and the Philadelphia Utility Index, and reinvestment of all dividends.

Management's Financial Discussion and Analysis

Entergy operates primarily through two business segments: Utility and Non-Utility Nuclear.

- **UTILITY** generates, transmits, distributes, and sells electric power in a four-state service territory that includes portions of Arkansas, Mississippi, Texas, and Louisiana, including the City of New Orleans; and operates a small natural gas distribution business.
- **NON-UTILITY NUCLEAR** owns and operates six nuclear power plants located in the northern United States and sells the electric power produced by those plants primarily to wholesale customers. This business also provides services to other nuclear power plant owners.

In addition to its two primary, reportable, operating segments, Entergy also operates the non-nuclear wholesale assets business. The non-nuclear wholesale assets business sells to wholesale customers the electric power produced by power plants that it owns while it focuses on improving performance and exploring sales or restructuring opportunities for its power plants. Such opportunities are evaluated consistent with Entergy's market-based point-of-view.

Following are the percentages of Entergy's consolidated revenues and net income generated by its operating segments and the percentage of total assets held by them:

	% of Revenue		
Segment	2008	2007	2006
Utility	79	80	84
Non-Utility Nuclear	19	18	14
Parent Company & Other Business Segments	2	2	2

	% of Net Income		
Segment	2008	2007	2006
Utility	48	60	61
Non-Utility Nuclear	65	48	27
Parent Company & Other Business Segments	(13)	(8)	12

	% of Total Assets		
Segment	2008	2007	2006
Utility	79	78	81
Non-Utility Nuclear	21	21	17
Parent Company & Other Business Segments	–	1	2

PLAN TO PURSUE SEPARATION OF NON-UTILITY NUCLEAR

In November 2007, the Board approved a plan to pursue a separation of the Non-Utility Nuclear business from Entergy through a tax-free spin-off of the Non-Utility Nuclear business to Entergy shareholders. Upon completion of the Board-approved spin-off plan, Enexus Energy Corporation, a wholly-owned subsidiary of Entergy, would be a new, separate, and publicly-traded company. In addition, under the plan, Enexus and Entergy are expected to enter into a nuclear services business joint venture, EquaGen LLC, with 50% ownership by Enexus and 50% ownership by Entergy. The EquaGen board of managers would be comprised of equal membership from both Entergy and Enexus.

Under the Board-approved plan, the spin-off would result in Entergy Corporation's shareholders owning 100% of the common stock in both Enexus and Entergy. Also under the Board-approved plan, Enexus' business would be substantially comprised of Non-Utility Nuclear's assets, including its six nuclear power plants, and Non-Utility Nuclear's power marketing operation. Entergy Corporation's remaining business would primarily be comprised of the Utility business. EquaGen would operate the nuclear assets owned by Enexus under the Board-approved plan, and provide certain services to the Utility's nuclear operations. EquaGen would also be expected to offer nuclear services to third parties, including decommissioning, plant relicensing, plant operations, and ancillary services.

Entergy Nuclear Operations, Inc., the current NRC-licensed operator of the Non-Utility Nuclear plants, filed an application in July 2007 with the NRC seeking indirect transfer of control of the operating licenses for the six Non-Utility Nuclear power plants, and supplemented that application in December 2007 to incorporate the planned business separation. Entergy Nuclear Operations, Inc., which is expected to be wholly-owned by EquaGen, would remain the operator of the plants after the separation. Entergy Operations, Inc., the current NRC-licensed operator of Entergy's five Utility nuclear plants, would remain a wholly-owned subsidiary of Entergy and would continue to be the operator of the Utility nuclear plants. In the December 2007 supplement to the NRC application, Entergy Nuclear Operations, Inc. provided additional information regarding the spin-off transaction, organizational structure, technical and financial qualifications, and general corporate information. The NRC published a notice in the Federal Register establishing a period for the public to submit a request for hearing or petition to intervene in a hearing proceeding. The NRC notice period expired on February 5, 2008 and two petitions to intervene in the hearing proceeding were filed before the deadline. Each of the petitions opposes the NRC's approval of the license transfer on various grounds, including contentions that the approval request is not adequately supported regarding the basis for the proposed structure, the adequacy of decommissioning funding, and the adequacy of financial qualifications. Entergy submitted answers to the petitions on March 31 and April 8. On August 22, 2008, the NRC issued an order denying all of the petitions to intervene based upon the petitioners' failure to demonstrate the requisite standing to pursue their hearing requests. One of the petitioner groups filed a motion for reconsideration on September 4, 2008 and on September 15, 2008, Entergy filed a response opposing the motion for reconsideration. On September 23, 2008, the NRC issued an order denying the motion for reconsideration based upon several procedural errors.

Because resolution of any hearing requests is not a prerequisite to obtaining the required NRC approval, on July 28, 2008, the NRC staff approved the license transfers associated with the proposed new ownership structure of EquaGen, the proposed licensed operator, as well as the transfers to Enexus of the ownership of Big Rock Point, FitzPatrick, Indian Point Units 1, 2 and 3, Palisades, Pilgrim, and Vermont Yankee. The approval for the proposed new ownership structure is effective through July 28, 2009, and Entergy Nuclear Operations, Inc. can ask to extend the effective period. The review conducted by the NRC staff included matters such as the financial and technical qualifications of the new organizations, as well as decommissioning funding assurance. In connection with the NRC approvals, Enexus agreed to enter into a financial support agreement with the entities that own the nuclear power plants in the total amount of $700 million to provide financial support, if needed, for the operating costs of the six operating nuclear power plants.

Pursuant to Federal Power Act Section 203, on February 21, 2008, an application was filed with the FERC requesting approval for the indirect disposition and transfer of control of jurisdictional facilities of a public utility. In June 2008 the FERC issued an order authorizing the requested indirect disposition and transfer of control.

On January 28, 2008, Entergy Nuclear Vermont Yankee, LLC and Entergy Nuclear Operations, Inc. requested approval from the Vermont Public Service Board (VPSB) for the indirect transfer of control, consent to pledge assets, issue guarantees and assign material contracts, amendment to certificate of public good, and replacement of guaranty and substitution of a credit support

Management's Financial Discussion and Analysis continued

agreement for Vermont Yankee. Several parties intervened in the proceeding. Discovery has been completed in this proceeding, in which parties could ask questions about or request the production of documents related to the transaction.

In addition, the Vermont Department of Public Service (VDPS), which is the public advocate in proceedings before the VPSB, prefiled its initial and rebuttal testimony in the case in which the VDPS takes the position that Entergy Nuclear Vermont Yankee and Entergy Nuclear Operations, Inc. have not demonstrated that the restructuring promotes the public good because its benefits do not outweigh the risks, raising concerns that the target rating for Enexus' debt is below investment grade and that the company may not have the financial capability to withstand adverse financial developments, such as an extended outage. The VDPS testimony also expresses concern about the EquaGen joint venture structure and Enexus' ability, under the operating agreement between Entergy Nuclear Vermont Yankee and Entergy Nuclear Operations, Inc., to ensure that Vermont Yankee is well-operated. Two distribution utilities that buy Vermont Yankee power prefiled testimony that also expresses concerns about the structure but found that there was a small net benefit to the restructuring. The VPSB conducted hearings on July 28-30, 2008, during which it considered the testimony prefiled by Entergy Nuclear Vermont Yankee, Entergy Nuclear Operations, Inc., the VDPS, and the two distribution utilities. Post-hearing briefing is complete and a decision from the VPSB is pending.

On January 28, 2008, Entergy Nuclear FitzPatrick, LLC, Entergy Nuclear Indian Point 2, LLC, Entergy Nuclear Indian Point 3, LLC, and Entergy Nuclear Operations, Inc., and Enexus filed a petition with the New York Public Service Commission (NYPSC) requesting a declaratory ruling regarding corporate reorganization or in the alternative an order approving the transaction and an order approving debt financing. Petitioners also requested confirmation that the corporate reorganization will not have an effect on Entergy Nuclear FitzPatrick's, Entergy Nuclear Indian Point 2's, Entergy Nuclear Indian Point 3's, and Entergy Nuclear Operations, Inc.'s status as lightly regulated entities in New York, given that they will continue to be competitive wholesale generators. The New York State Attorney General's Office, Westchester County, and other intervenors have filed objections to the business separation and to the transfer of the FitzPatrick and Indian Point Energy Center nuclear power plants, arguing that the debt associated with the spin-off could threaten access to adequate financial resources for those nuclear power plants and because the New York State Attorney General's Office believes Entergy must file an environmental impact statement assessing the proposed corporate restructuring. In addition to the New York State Attorney General's Office, several other parties have also requested to be added to the service list for this proceeding.

On May 23, 2008, the NYPSC issued its Order Establishing Further Procedures in this matter. In the order, the NYPSC determined that due to the nuclear power plants' unique role in supporting the reliability of electric service in New York, and their large size and unique operational concerns, a more searching inquiry of the transaction will be conducted than if other types of lightly-regulated generation were at issue. Accordingly, the NYPSC assigned an Administrative Law Judge (ALJ) to preside over this proceeding and prescribed a sixty (60) day discovery period. The order provided that after at least sixty (60) days, the ALJ would establish when the discovery period would conclude. The NYPSC stated that the scope of discovery will be tightly bounded by the public interest inquiry relevant to this proceeding; namely, adequacy and security of support for the decommissioning of the New York nuclear facilities; financial sufficiency of the proposed capital structure in supporting continued operation of the facilities; and, arrangements for managing, operating and maintaining the facilities. The NYPSC also stated that during the discovery period, the NYPSC Staff may conduct technical conferences to assist in the development of a full record in this proceeding.

On July 23, 2008, the ALJs issued a ruling concerning discovery and seeking comments on a proposed process and schedule. In the ruling, the ALJs proposed a process for completing a limited, prescribed discovery process, to be followed three weeks later by the filing of initial comments addressing defined issues, with reply comments due two weeks after the initial comment deadline. Following receipt of all comments, a ruling will be made on whether, and to what extent, an evidentiary hearing is required. The ALJs asked the parties to address three specific topic areas: (1) the financial impacts related to the specific issues previously outlined by the NYPSC; (2) other obligations associated with the arrangement for managing, operating and maintaining the facilities; and (3) the extent that New York Power Authority (NYPA) revenues from value sharing payments under the value sharing agreements between Entergy and NYPA would decrease. The ALJs have indicated that the potential financial effect of the termination of the value sharing payments on NYPA and New York electric consumers are factors the ALJs believe should be considered by the NYPSC in making its public interest determination.

In August 2008, Non-Utility Nuclear entered into a resolution of a dispute with NYPA over the applicability of the value sharing agreements to the FitzPatrick and Indian Point 3 nuclear power plants after the separation. Under the resolution, Non-Utility Nuclear agreed not to treat the separation as a "Cessation Event" that would terminate its obligation to make the payments under the value sharing agreements. As a result, after the separation, Enexus would continue to be obligated to make payments to NYPA due under the amended and restated value sharing agreements described above. For further discussion of the value sharing agreements, see Note 15 to the financial statements herein.

Entergy continues to seek regulatory approval from the NYPSC in a timely manner. On October 23, 2008, the ALJs issued notification to all parties that from their review of the submissions, all issues of fact and policy material to the relief requested by the petitioners have been thoroughly addressed by the parties, an adequate record for decision is available to the NYPSC, and no further formal proceedings are warranted. On December 11, 2008, notice was provided that the parties intended to conduct a settlement discussion which to date has not yielded an agreement. If the parties do not agree to a settlement, the ALJs will submit a recommendation to the NYPSC with respect to the transaction.

In connection with the separation, Enexus is currently expected to incur up to $4.5 billion of debt prior to completion of the separation. Currently, the debt is expected to be incurred in the following transactions:

- Enexus is expected to issue up to $3.0 billion of debt securities in partial consideration of Entergy's transfer to it of the Non-Utility Nuclear business.
- These debt securities are expected to be exchanged for up to $3.0 billion of debt securities that Entergy plans to issue prior to the separation. If the exchange occurs, the holders of the debt securities that Entergy plans to issue prior to the separation would become holders of up to $3.0 billion of Enexus debt securities.
- Enexus is expected to issue up to $1.5 billion of debt securities to third parties.

Out of the proceeds Enexus would receive from the issuance of debt securities to third parties, it expects to retain approximately $500 million, which it intends to use for working capital and other general corporate purposes. All of the remaining proceeds are expected to be transferred to Entergy to settle Enexus' intercompany indebtedness owed to Entergy, including indebtedness that Entergy will transfer to Enexus in the separation. Enexus will not receive any proceeds from either the issuance of the up to $3.0 billion of its debt securities or the exchange of its debt securities for Entergy debt securities. Entergy expects to use the proceeds that it receives from the issuance of its debt securities to reduce outstanding Entergy debt, repurchase Entergy common shares, or for other corporate purposes. The amount to be paid to Entergy, the amount and term of the debt Enexus would incur, and the type of debt and entity that would incur the debt have not been finally determined, but would be determined prior to the separation. A number of factors could affect this final determination, and the amount of debt ultimately incurred could be different from the amount disclosed.

Enexus executed a $1.175 billion credit facility in December 2008. Enexus is not permitted to draw on the $1.175 billion facility unless certain conditions are met on or prior to October 1, 2009, including consummation of the spin-off. Enexus may enter into other financing arrangements meant to support Enexus' working capital and general corporate needs and credit support obligations arising from hedging and normal course of business requirements.

Due to the condition of the financial markets, it is uncertain whether financing fundamental to the spin-off transaction can be effected in the near-term. Entergy and Enexus intend to launch the financing after requisite regulatory approvals are received and when market conditions are favorable for such an issuance. Entergy expects the transaction to qualify for tax-free treatment for U.S. federal income tax purposes for both Entergy and its shareholders, and Entergy has received a private letter ruling from the Internal Revenue Service (IRS) regarding the tax free treatment. Final terms of the transactions and spin-off completion are subject to several conditions, including the final approval of the Board.

HURRICANE GUSTAV AND HURRICANE IKE

In September 2008, Hurricane Gustav and Hurricane Ike caused catastrophic damage to portions of Entergy's service territories in Louisiana and Texas, and to a lesser extent in Arkansas and Mississippi. The storms resulted in widespread power outages, significant damage to distribution, transmission, and generation infrastructure, and the loss of sales during the power outages. Total restoration costs for the repair and/or replacement of Entergy's electric facilities damaged by Hurricane Gustav and Hurricane Ike are estimated to be in the range of $1.295 billion to $1.360 billion, as follows (in millions):

	Hurricane Gustav Restoration Costs	Hurricane Ike Restoration Costs
Entergy Arkansas	$ 17 – $ 20	$ 14 – $ 15
Entergy Gulf States Louisiana	$220 – $230	$ 20 – $ 25
Entergy Louisiana	$370 – $380	$ 20 – $ 25
Entergy Mississippi	$ 18 – $ 20	$ 3 – $ 5
Entergy New Orleans	$ 25 – $ 30	$ 3 – $ 5
Entergy Texas	$ 15	$570 – $590
Total	**$665 – $695**	**$630 – $665**

The Utility operating companies are considering all reasonable avenues to recover storm-related costs from Hurricane Gustav and Hurricane Ike, including, but not limited to, accessing funded storm reserves; federal and local cost recovery mechanisms, including requests for Community Development Block Grant (CDBG) funding; securitization; and insurance, to the extent deductibles are met. In October 2008, Entergy Gulf States Louisiana, Entergy Louisiana, and Entergy New Orleans drew a total of $229 million from their funded storm reserves. Entergy Arkansas requested and has received APSC approval for a surcharge to recover $22 million of its 2008 storm restoration costs, as discussed in Note 2 to the financial statements, and the other affected Utility operating companies expect to file for recovery of their storm restoration costs no later than the spring 2009. Entergy is currently evaluating the amount of the losses covered by insurance for Entergy and each of the affected Utility operating companies. Because most of the Hurricane Gustav damage was to distribution and transmission facilities that are generally not covered by property insurance, Entergy does not expect to meet its deductibles for that storm. Because Hurricane Ike caused more damage by flooding and also caused more damage to generation facilities as compared to Hurricane Gustav, it is more likely that Entergy will meet its deductibles for that storm.

Entergy has recorded the estimated costs incurred, including payments already made, that were necessary to return customers to service. Entergy has recorded approximately $746 million against its storm damage provisions or as regulatory assets and approximately $484 million in construction expenditures. Entergy recorded the regulatory assets in accordance with its accounting policies and based on the historic treatment of such costs in its service territories (except for Entergy Arkansas, which deferred $19 million of its costs pursuant to an APSC order, because it discontinued regulatory storm reserve accounting in July 2007 as a result of an earlier APSC order), because management believes that recovery through some form of regulatory mechanism is probable. Because Entergy has not gone through the regulatory process regarding these storm costs, however, there is an element of risk, and Entergy is unable to predict with certainty the degree of success it may have in its recovery initiatives, the amount of restoration costs that it may ultimately recover, or the timing of such recovery.

ENTERGY ARKANSAS JANUARY 2009 ICE STORM

In January 2009 a severe ice storm caused significant damage to Entergy Arkansas' transmission and distribution lines, equipment, poles, and other facilities. The preliminary cost estimate for the damage caused by the ice storm is approximately $165 million to $200 million, of which approximately $80 million to $100 million is estimated to be operating and maintenance type costs and the remainder is estimated to be capital investment. On January 30, 2009, the APSC issued an order inviting and encouraging electric public utilities to file specific proposals for the recovery of extraordinary storm restoration expenses associated with the ice storm. Although Entergy Arkansas has not yet filed a proposal for the recovery of its costs, on February 16, 2009, it did file a request with the APSC requesting an accounting order authorizing deferral of the operating and maintenance cost portion of Entergy Arkansas' ice storm restoration costs pending their recovery.

ENTERGY NEW ORLEANS BANKRUPTCY

As a result of the effects of Hurricane Katrina and the effect of extensive flooding that resulted from levee breaks in and around the New Orleans area, on September 23, 2005, Entergy New Orleans filed a voluntary petition in bankruptcy court seeking reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. On May 7, 2007, the bankruptcy judge entered an order confirming Entergy New Orleans' plan of reorganization. With the receipt of CDBG funds, and the agreement on insurance recovery with one of its excess insurers, Entergy New Orleans waived the conditions precedent in its plan of reorganization, and the plan became effective on May 8, 2007. See Note 18 to the financial statements for additional discussion of Entergy New Orleans' bankruptcy proceedings.

Management's Financial Discussion and Analysis continued

With confirmation of the plan of reorganization, Entergy reconsolidated Entergy New Orleans in the second quarter 2007, retroactive to January 1, 2007. Because Entergy owns all of the common stock of Entergy New Orleans, reconsolidation does not affect the amount of net income that Entergy recorded from Entergy New Orleans' operations for the current or prior periods, but does result in Entergy New Orleans' financial results being included in each individual income statement line item in 2007, rather than only its net income being presented as "Equity in earnings of unconsolidated equity affiliates," as remains the case for 2006.

RESULTS OF OPERATIONS
2008 COMPARED TO 2007

Following are income statement variances for Utility, Non-Utility Nuclear, Parent & Other business segments, and Entergy comparing 2008 to 2007 showing how much the line item increased or (decreased) in comparison to the prior period (in thousands):

	Utility	Non-Utility Nuclear	Parent & Other	Entergy
2007 Consolidated Net Income (Loss)	**$682,707**	**$539,200**	**$ (87,058)**	**$1,134,849**
Net revenue (operating revenue less fuel expense, purchased power, and other regulatory charges/credits)	(29,234)	495,199	(8,717)	457,248
Other operation and maintenance expenses	10,877	13,289	68,942	93,108
Taxes other than income taxes	1,544	9,137	(2,787)	7,894
Depreciation and amortization	38,898	27,351	899	67,148
Other income	(2,871)	(40,896)	(42,001)	(85,768)
Interest charges	(1,544)	19,188	(50,911)	(33,267)
Other (including discontinued operations)	23,734	38,558	7	62,299
Income taxes	(10,744)	88,700	10,625	88,581
2008 Consolidated Net Income (Loss)	**$587,837**	**$797,280**	**$(164,551)**	**$1,220,566**

Refer To "Selected Financial Data - Five-Year Comparison Of Entergy Corporation And Subsidiaries" which accompanies Entergy Corporation's financial statements in this report for further information with respect to operating statistics.

Earnings were negatively affected in the fourth quarter 2007 by expenses of $52 million ($32 million net-of-tax) recorded in connection with a nuclear operations fleet alignment. This process was undertaken with the goals of eliminating redundancies, capturing economies of scale, and clearly establishing organizational governance. Most of the expenses related to the voluntary severance program offered to employees. Approximately 200 employees from the Non-Utility Nuclear business and 150 employees in the Utility business accepted the voluntary severance program offers.

Net Revenue

Utility

Following is an analysis of the change in net revenue, comparing 2008 to 2007 (in millions):

2007 Net Revenue	**$4,618**
Purchased power capacity	(25)
Volume/weather	(14)
Retail electric price	9
Other	1
2008 Net Revenue	**$4,589**

The purchased power capacity variance is primarily due to higher capacity charges. A portion of the variance is due to the amortization of deferred capacity costs and is offset in base revenues due to base rate increases implemented to recover incremental deferred and ongoing purchased power capacity charges.

The volume/weather variance is primarily due to the effect of less favorable weather compared to the same period in 2007 and decreased electricity usage primarily during the unbilled sales period. Hurricane Gustav and Hurricane Ike, which hit the Utility's service territories in September 2008, contributed an estimated $46 million to the decrease in electricity usage. Industrial sales were also depressed by the continuing effects of the hurricanes and, especially in the latter part of the year, because of the overall decline of the economy, in the latter part of the year leading to lower usage affecting both the large customer industrial segment as well as small and mid-sized industrial customers. The decreases in electricity usage were partially offset by an increase in residential and commercial customer electricity usage that occurred during the periods of the year not affected by the hurricanes.

The retail electric price variance is primarily due to:

- an increase in the Attala power plant costs recovered through the power management rider by Entergy Mississippi. The net income effect of this recovery is limited to a portion representing an allowed return on equity with the remainder offset by Attala power plant costs in other operation and maintenance expenses, depreciation expenses, and taxes other than income taxes;
- a storm damage rider that became effective in October 2007 at Entergy Mississippi; and
- an Energy Efficiency rider that became effective in November 2007 at Entergy Arkansas.

The establishment of the storm damage rider and the Energy Efficiency rider results in an increase in rider revenue and a corresponding increase in other operation and maintenance expense with no impact on net income. The retail electric price variance was partially offset by:

- the absence of interim storm recoveries through the formula rate plans at Entergy Louisiana and Entergy Gulf States Louisiana which ceased upon the Act 55 financing of storm costs in the third quarter 2008; and
- a credit passed on to customers as a result of the Act 55 storm cost financings.

Refer to "Liquidity and Capital Resources - Hurricane Katrina and Hurricane Rita" below and Note 2 to the financial statements for a discussion of the interim recovery of storm costs and the Act 55 storm cost financings.

Non-Utility Nuclear

Following is an analysis of the change in net revenue comparing 2008 to 2007 (in millions):

2007 Net Revenue	**$1,839**
Realized price changes	309
Palisades acquisition	98
Volume variance (other than Palisades)	73
Fuel expenses (other than Palisades)	(19)
Other	34
2008 Net Revenue	**$2,334**

Management's Financial Discussion and Analysis continued

As shown in the table above, net revenue for Non-Utility Nuclear increased by $495 million, or 27%, in 2008 compared to 2007 primarily due to higher pricing in its contracts to sell power, additional production available from the acquisition of Palisades in April 2007, and fewer outage days. In addition to the refueling outages shown in the table below, 2007 was affected by a 28 day unplanned outage. Included in the Palisades net revenue is $76 million and $50 million of amortization of the Palisades purchased power agreement in 2008 and 2007, respectively, which is non-cash revenue and is discussed in Note 15 to the financial statements. Following are key performance measures for 2008 and 2007:

	2008	2007
Net MW in operation at December 31	4,998	4,998
Average realized price per MWh	$59.51	$52.69
GWh billed	41,710	37,570
Capacity factor	95%	89%
Refueling outage days:		
FitzPatrick	26	–
Indian Point 2	26	–
Indian Point 3	–	24
Palisades	–	42
Pilgrim	–	33
Vermont Yankee	22	24

Realized Price per MWh

When Non-Utility Nuclear acquired its six nuclear power plants it also entered into purchased power agreements with each of the sellers. For four of the plants, the 688 MW Pilgrim, 838 MW FitzPatrick, 1,028 MW Indian Point 2, and 1,041 MW Indian Point 3 plants, the original purchased power agreements with the sellers expired in 2004. The purchased power agreement with the seller of the 605 MW Vermont Yankee plant extends into 2012, and the purchased power agreement with the seller of the 798 MW Palisades plant extends into 2022. Market prices in the New York and New England power markets, where the four plants with original purchased power agreements that expired in 2004 are located, increased since the purchase of these plants, and the contracts that Non-Utility Nuclear entered into after the original contracts expired, as well as realized day ahead and spot market sales, have generally been at higher prices than the original contracts. Non-Utility Nuclear's annual average realized price per MWh increased from $39.40 for 2003 to $59.51 for 2008. In addition, as shown in the contracted sale of energy table in "Market and Credit Risk Sensitive Instruments," Non-Utility Nuclear has sold forward 86% of its planned energy output for 2009 for an average contracted energy price of $61 per MWh. Power prices increased in the period from 2003 through 2008 primarily because of increases in the price of natural gas. Natural gas prices increased in the period from 2003 through 2008 primarily because of rising production costs and limited imports of liquefied natural gas, both caused by global demand and increases in the price of crude oil. In addition, increases in the price of power during this period were caused secondarily by rising heat rates, which in turn were caused primarily by load growth outpacing new unit additions. The majority of the existing long-term contracts for power from these four plants expire by the end of 2011. Recent trends in the energy commodity markets have resulted in lower natural gas prices and consequently current prevailing market prices for electricity in the New York and New England power regions are generally below the prices in Non-Utility Nuclear's existing contracts in those regions. Therefore, it is uncertain whether Non-Utility Nuclear will continue to experience increases in its annual realized price per MWh.

Other Income Statement Items

Utility

Other operation and maintenance expenses increased from $1,856 million for 2007 to $1,867 million for 2008. The variance includes:

- the write-off in the fourth quarter 2008 of $52 million of costs previously accumulated in Entergy Arkansas's storm reserve and $16 million of removal costs associated with the termination of a lease, both in connection with the December 2008 Arkansas Court of Appeals decision in Entergy Arkansas' base rate case. The base rate case is discussed in more detail in Note 2 to the financial statements;
- a decrease of $39 million in payroll-related and benefits costs;
- a decrease of $21 million related to expenses recorded in 2007 in connection with the nuclear operations fleet alignment, as discussed above;
- a decrease of approximately $23 million as a result of the deferral or capitalization of storm restoration costs for Hurricane Gustav and Hurricane Ike, which hit the Utility's service territories in September 2008;
- an increase of $18 million in storm damage charges as a result of several storms hitting Entergy Arkansas' service territory in 2008, including Hurricane Gustav and Hurricane Ike in the third quarter 2008. Entergy Arkansas discontinued regulatory storm reserve accounting beginning July 2007 as a result of the APSC order issued in Entergy Arkansas' base rate case. As a result, non-capital storm expenses of $41 million were charged in 2008 to other operation and maintenance expenses. In December 2008, $19 million of these storm expenses were deferred per an APSC order and will be recovered through revenues in 2009. See Note 2 to the financial statements for discussion of the APSC order; and
- an increase of $17 million in fossil plant expenses due to the Ouachita plant acquisition in 2008.

Depreciation and amortization expenses increased primarily due to:

- a revision in the third quarter 2007 related to depreciation on storm cost-related assets. Recoveries of the costs of those assets are now through the Act 55 financing of storm costs, as approved by the LPSC in the third quarter 2007. See "Liquidity and Capital Resources - Hurricane Katrina and Hurricane Rita" below and Note 2 to the financial statements for a discussion of the Act 55 storm cost financing;
- a revision in the fourth quarter 2008 of estimated depreciable lives involving certain intangible assets in accordance with formula rate plan treatment; and
- an increase in plant in service.

Other income increased primarily due to dividends earned of $29.5 million by Entergy Louisiana and $10.3 million by Entergy Gulf States Louisiana on investments in preferred membership interests of Entergy Holdings Company. This increase was substantially offset by the cessation of carrying charges on storm restoration costs as a result of the Act 55 storm cost financing in 2007 and lower interest earned on the decommissioning trust funds. The dividends on preferred stock are eliminated in consolidation and have no effect on net income since the investment is in another Entergy subsidiary.

Non-Utility Nuclear

Other operation and maintenance expenses increased from $760 million in 2007 to $773 million in 2008. This increase was primarily due to deferring costs for amortization from three refueling outages in 2008 compared to four refueling outages in 2007 and to a $34 million increase associated with owning the Palisades plant, which was acquired in April 2007, for the entire

Management's Financial Discussion and Analysis continued

period. Other operation and maintenance expenses associated with the Palisades plant, which was acquired in April 2007, were $34 million higher in 2008 compared to 2007. The increase was partially offset by a decrease of $29 million related to expenses recorded in 2007 in connection with the nuclear operations fleet alignment, as discussed above.

Depreciation and amortization expenses increased from $99 million in 2007 to $126 million in 2008 as a result of the acquisition of Palisades in April 2007, which contributed $12 million to the increase, as well as other increases in plant in service.

Other income decreased primarily due to $50 million in charges to interest income in 2008 resulting from the recognition of impairments of certain securities held in Non-Utility Nuclear's decommissioning trust funds that are not considered temporary.

Other expenses increased due to increases of $23 million in nuclear refueling outage expenses and $15 million in decommissioning expenses that primarily resulted from the acquisition of Palisades in April 2007.

Parent & Other

Other operation and maintenance expenses increased for the parent company, Entergy Corporation, primarily due to outside services costs of $69 million related to the planned spin-off of the Non-Utility Nuclear business.

Interest charges decreased primarily due to lower interest rates on borrowings under Entergy Corporation's revolving credit facility.

Other income decreased primarily due to the elimination for consolidation purposes of dividends earned of $29.5 million by Entergy Louisiana and $10.3 million by Entergy Gulf States Louisiana on investments in preferred membership interests of Entergy Holdings Company, as discussed above.

Income Taxes

The effective income tax rate for 2008 was 32.7%. The reduction in the effective income tax rate versus the federal statutory rate of 35% in 2008 is primarily due to:

- a capital loss recognized for income tax purposes on the liquidation of Entergy Power Generation, LLC in the third quarter 2008, which resulted in an income tax benefit of approximately $79.5 million. Entergy Power Generation, LLC was a holding company in Entergy's non-nuclear wholesale assets business;
- recognition of tax benefits of $44.3 million associated with the loss on sale of stock of Entergy Asset Management, Inc., a non-nuclear wholesale subsidiary, as a result of a settlement with the IRS; and
- an adjustment to state income taxes for Non-Utility Nuclear to reflect the effect of a change in the methodology of computing Massachusetts state income taxes resulting from legislation passed in the third quarter 2008, which resulted in an income tax benefit of approximately $18.8 million.

These factors were partially offset by:

- income taxes recorded by Entergy Power Generation, LLC, prior to its liquidation, resulting from the redemption payments it received in connection with its investment in Entergy Nuclear Power Marketing, LLC during the third quarter 2008, which resulted in an income tax expense of approximately $16.1 million; and
- book and tax differences for utility plant items and state income taxes at the Utility operating companies, including the flow-through treatment of Arkansas write-offs discussed above.

The effective income tax rate for 2007 was 30.7%. The reduction in the effective income tax rate versus the federal statutory rate of 35% in 2007 is primarily due to:

- a reduction in income tax expense due to a step-up in the tax basis on the Indian Point 2 non-qualified decommissioning trust fund resulting from restructuring of the trusts, which reduced deferred taxes on the trust fund and reduced current tax expense;
- the resolution of tax audit issues involving the 2002-2003 audit cycle;
- an adjustment to state income taxes for Non-Utility Nuclear to reflect the effect of a change in the methodology of computing New York state income taxes as required by that state's taxing authority;
- book and tax differences related to the allowance for equity funds used during construction; and
- the amortization of investment tax credits.

These factors were partially offset by book and tax differences for utility plant items and state income taxes at the Utility operating companies.

See Note 3 to the financial statements for a reconciliation of the federal statutory rate of 35.0% to the effective income tax rates, and for additional discussion regarding income taxes.

2007 Compared to 2006

Following are income statement variances for Utility, Non-Utility Nuclear, Parent & Other business segments, and Entergy comparing 2007 to 2006 showing how much the line item increased or (decreased) in comparison to the prior period (in thousands):

	Utility	Non-Utility Nuclear	Parent & Other	Entergy
2006 Consolidated Net Income	**$691,160**	**$309,496**	**$131,946**	**$1,132,602**
Net revenue (operating revenue less fuel expense, purchased power, and other regulatory charges/credits)	346,753	451,374	(62,994)	735,133
Other operation and maintenance expenses	207,468	122,511	(15,689)	314,290
Taxes other than income taxes	42,553	16,265	1,679	60,497
Depreciation and amortization	46,307	27,510	2,103	75,920
Other income	8,732	(12,193)	(90,071)	(93,532)
Interest charges	15,405	(12,686)	81,633	84,352
Other (including discontinued operations)	(3,285)	(30,129)	492	(32,922)
Income taxes	48,920	25,748	(3,295)	71,373
2007 Consolidated Net Income (Loss)	**$682,707**	**$539,200**	**$ (87,058)**	**$1,134,849**

Refer to "Selected Financial Data - Five-Year Comparison Of Entergy Corporation And Subsidiaries" which accompanies Entergy Corporation's financial statements in this report for further information with respect to operating statistics.

Earnings were negatively affected in the fourth quarter 2007 by expenses of $52 million ($32 million net-of-tax) recorded in connection with a nuclear operations fleet alignment. This process was undertaken with the goals of eliminating redundancies, capturing economies of scale, and clearly establishing organizational governance. Most of the expenses related to the voluntary severance program offered to employees. Approximately 200 employees from the Non-Utility Nuclear business and 150 employees in the Utility business accepted the voluntary severance program offers.

Management's Financial Discussion and Analysis continued

As discussed above, Entergy New Orleans was reconsolidated retroactive to January 1, 2007 and its results are included in each individual income statement line item for 2007. The variance explanations for the Utility for 2007 compared to 2006 in "Results of Operations" reflect the 2006 results of operations of Entergy New Orleans as if it were reconsolidated in 2006, consistent with the 2007 presentation including the results in each individual income statement line item. Entergy's as-reported results for 2006, which had Entergy New Orleans deconsolidated, and the amounts needed to reconsolidate Entergy New Orleans, which include intercompany items, are set forth in the table below (in thousands):

	For the Year Ended December 31, 2006	
	Entergy Corporation and Subsidiaries (as-reported)	Entergy New Orleans adjustment*
Operating revenues	$10,932,158	$305,077
Operating expenses:		
Fuel, fuel-related, and gas purchased for resale and purchased power	5,282,310	113,888
Other operation and maintenance	2,335,364	100,094
Taxes other than income taxes	428,561	34,953
Depreciation and amortization	887,792	31,465
Other regulatory charges (credits) - net	(122,680)	4,160
Other operating expenses	315,451	169
Total operating expenses	$ 9,126,798	$284,729
Other income	$ 348,587	$ (8,244)
Interest and other charges	$ 577,805	$ 7,053
Income from continuing operations before income taxes	$ 1,576,142	$ 5,051
Income taxes	$ 443,044	$ 5,051
Consolidated Net Income	**$ 1,132,602**	**$ –**

* *Reflects the adjustment needed to reconsolidate Entergy New Orleans for 2006. The adjustment includes intercompany eliminations.*

Net Revenue

Utility

Following is an analysis of the change in net revenue comparing 2007 to 2006 (in millions):

2006 Net Revenue (includes $187 million for Entergy New Orleans)	**$4,458**
Retail electric price	90
Volume/weather	89
Fuel recovery	52
Transmission revenue	38
Purchased power capacity	(90)
Net wholesale revenue	(59)
Other	40
2007 Net Revenue	**$4,618**

The retail electric price variance resulted from rate increases primarily at Entergy Louisiana effective September 2006 for the 2005 formula rate plan filing to recover LPSC-approved incremental deferred and ongoing purchased power capacity costs. The formula rate plan filing is discussed in Note 2 to the financial statements.

The volume/weather variance resulted primarily from increased electricity usage in the residential and commercial sectors, including increased usage during the unbilled sales period. Billed retail electricity usage increased by a total of 1,591 GWh, an increase of 1.6%. See "Critical Accounting Estimates" herein and Note 1 to the financial statements for a discussion of the accounting for unbilled revenues.

The fuel recovery variance is primarily due to the inclusion of Grand Gulf costs in Entergy New Orleans' fuel recoveries effective July 1, 2006. In June 2006, the City Council approved the recovery of Grand Gulf costs through the fuel adjustment clause, without a corresponding change in base rates (a significant portion of Grand Gulf costs was previously recovered through base rates). The increase is also due to purchased power costs deferred at Entergy Louisiana and Entergy New Orleans as a result of the re-pricing, retroactive to 2003, of purchased power agreements among Entergy system companies as directed by the FERC.

The transmission revenue variance is due to higher rates and the addition of new transmission customers in late-2006.

The purchased power capacity variance is due to higher capacity charges and new purchased power contracts that began in mid-2006. A portion of the variance is due to the amortization of deferred capacity costs and is offset in base revenues due to base rate increases implemented to recover incremental deferred and ongoing purchased power capacity charges at Entergy Louisiana, as discussed above.

The net wholesale revenue variance is due primarily to 1) more energy available for resale at Entergy New Orleans in 2006 due to the decrease in retail usage caused by customer losses following Hurricane Katrina and 2) the inclusion in 2006 revenue of sales into the wholesale market of Entergy New Orleans' share of the output of Grand Gulf, pursuant to City Council approval of measures proposed by Entergy New Orleans to address the reduction in Entergy New Orleans' retail customer usage caused by Hurricane Katrina and to provide revenue support for the costs of Entergy New Orleans' share of Grand Gulf. The net wholesale revenue variance is partially offset by the effect of lower wholesale revenues in the third quarter 2006 due to an October 2006 FERC order requiring Entergy Arkansas to make a refund to a coal plant co-owner resulting from a contract dispute.

Non-Utility Nuclear

Following is an analysis of the change in net revenue comparing 2007 to 2006 (in millions):

2006 Net Revenue	**$1,388**
Realized price changes	264
Palisades acquisition	209
Volume variance (other than Palisades)	(56)
Other	34
2007 Net Revenue	**$1,839**

As shown in the table above, net revenue increased for Non-Utility Nuclear by $451 million, or 33%, for 2007 compared to 2006 primarily due to higher pricing in its contracts to sell power and additional production available resulting from the acquisition of the Palisades plant in April 2007. Included in the Palisades net revenue is $50 million of amortization of the Palisades purchased power agreement in 2007, which is non-cash revenue and is discussed in Note 15 to the financial statements. The increase was partially offset by the effect on revenues of four refueling outages in 2007 compared to two in 2006. Following are key performance measures for Non-Utility Nuclear for 2007 and 2006:

	2007	2006
Net MW in operation at December 31	4,998	4,200
Average realized price per MWh	$52.69	$44.33
GWh billed	37,570	34,847
Capacity factor	89%	95%
Refueling outage days:		
FitzPatrick	–	27
Indian Point 2	–	31
Indian Point 3	24	–
Palisades	42	–
Pilgrim	33	–
Vermont Yankee	24	–

Management's Financial Discussion and Analysis continued

Parent & Other

Net revenue decreased for Parent & Other from $114 million for 2006 to $51 million for 2007 primarily due to the sale of the non-nuclear wholesale asset business' remaining interest in a power development project in the second quarter 2006, which resulted in a $14.1 million gain ($8.6 million net-of-tax). Also contributing to the decrease were higher natural gas prices in 2007 compared to the same period in 2006 as well as lower production as a result of an additional plant outage in 2007 compared to the same period in 2006. A substantial portion of the effect on net income of this decline is offset by a related decrease in other operation and maintenance expenses.

Other Income Statement Items

Utility

Other operation and maintenance expenses increased from $1,749 million for 2006 to $1,855 million for 2007 primarily due to:

- an increase of $34 million in nuclear expenses primarily due to non-refueling outages, increased nuclear labor and contract costs, and higher NRC fees;
- an increase of $21 million related to expenses in the fourth quarter 2007 in connection with the nuclear operations fleet alignment, as discussed above;
- an increase of $20 million in transmission expenses, including independent coordinator of transmission expenses and transmission line and substation maintenance;
- an increase of $16 million as a result of higher insurance premiums in addition to the timing of premium payments compared to 2006;
- an increase of $16 million in fossil plant expenses due to differing outage schedules and scopes from 2006 to 2007 and the return to normal operations work in 2007 versus storm restoration activities in 2006 as a result of Hurricane Katrina;
- an increase of $11 million due to a provision for storm-related bad debts; and
- an increase of $10 million in distribution expenses, including higher contract labor costs, increases in vegetation maintenance costs, and the return to normal operations work in 2007 versus storm restoration activities in 2006 as a result of Hurricane Katrina and Hurricane Rita. This increase is net of an environmental liability credit of $8 million for resolution of a pollution loss provision.

The increase is partially offset by a decrease of $23 million in payroll, payroll-related, and benefits costs.

Depreciation and amortization expenses increased from $835 million for 2006 to $850 million for 2007 primarily due to an increase in plant in service and a revision made in the first quarter 2006 to estimated depreciable lives involving certain intangible assets. The increase was partially offset by a revision in the third quarter 2007 related to depreciation previously recorded on storm-related assets. Recovery of the cost of those assets will now be through the securitization of storm costs approved by the LPSC in the third quarter 2007. The securitization approval is discussed in Note 2 to the financial statements.

Non-Utility Nuclear

Other operation and maintenance expenses increased from $637 million for 2006 to $760 million for 2007 primarily due to the acquisition of the Palisades plant in April 2007 and expenses of $29 million in the fourth quarter 2007 in connection with the nuclear operations fleet alignment.

Other expenses increased due to increases of $14.4 million in nuclear refueling outage expense and $15.7 million in decommissioning expense that resulted almost entirely from the acquisition of Palisades in April 2007.

Parent & Other

Interest charges increased from $101 million for 2006 to $183 million for 2007 primarily due to additional borrowings under Entergy Corporation's revolving credit facilities.

Other income decreased from $93 million for 2006 to $3 million for 2007 primarily due to a gain of approximately $55 million (net-of-tax) in the fourth quarter of 2006 related to the Entergy-Koch investment. In 2004, Entergy-Koch sold its energy trading and pipeline businesses to third parties. At that time, Entergy received $862 million of the sales proceeds in the form of a cash distribution by Entergy-Koch. Due to the November 2006 expiration of contingencies on the sale of Entergy-Koch's trading business, and the corresponding release to Entergy-Koch of sales proceeds held in escrow, Entergy received additional cash distributions of approximately $163 million during the fourth quarter of 2006 and recorded a gain of approximately $55 million (net-of-tax). Entergy expects future distributions upon liquidation of the partnership will be less than $35 million.

Income Taxes

The effective income tax rate for 2007 was 30.7%. The reduction in the effective income tax rate versus the federal statutory rate of 35% in 2007 is primarily due to:

- a reduction in income tax expense due to a step-up in the tax basis on the Indian Point 2 non-qualified decommissioning trust fund resulting from restructuring of the trusts, which reduced deferred taxes on the trust fund and reduced current tax expense;
- the resolution of tax audit issues involving the 2002-2003 audit cycle;
- an adjustment to state income taxes for Non-Utility Nuclear to reflect the effect of a change in the methodology of computing New York state income taxes as required by that state's taxing authority;
- book and tax differences related to the allowance for equity funds used during construction; and
- the amortization of investment tax credits.

These factors were partially offset by book and tax differences for utility plant items and state income taxes at the Utility operating companies.

The effective income tax rate for 2006 was 27.6%. The reduction in the effective income tax rate versus the federal statutory rate of 35% in 2006 is primarily due to tax benefits, net of reserves, resulting from the tax capital loss recognized in connection with the liquidation of Entergy Power International Holdings, Entergy's holding company for Entergy-Koch. Also contributing to the lower rate for 2006 is an IRS audit settlement that allowed Entergy to release from its tax reserves settled issues relating to 1996-1998 audit cycle.

See Note 3 to the financial statements for a reconciliation of the federal statutory rate of 35.0% to the effective income tax rates, and for additional discussion regarding income taxes.

LIQUIDITY AND CAPITAL RESOURCES

This section discusses Entergy's capital structure, capital spending plans and other uses of capital, sources of capital, and the cash flow activity presented in the cash flow statement.

Management's Financial Discussion and Analysis continued

HURRICANE GUSTAV, HURRICANE IKE, ARKANSAS ICE STORM, AND OTHER SHORT-TERM LIQUIDITY SOURCES AND USES

As discussed above, Entergy is currently evaluating various sources of recovering its Hurricane Gustav, Hurricane Ike, and Arkansas ice storm restoration costs. Entergy believes its total liquidity is sufficient to meet its current obligations, including the effects associated with Hurricane Gustav, Hurricane Ike, and the Arkansas ice storms. Nevertheless, each Utility operating company is responsible for its storm restoration cost obligations and for recovering its storm-related costs. In October 2008, Entergy Gulf States Louisiana, Entergy Louisiana, and Entergy New Orleans drew all of their funded storm reserves, a total of $229 million. As of December 31, 2008, Entergy had $1.9 billion of cash and cash equivalents on hand on a consolidated basis, and believes that it has sufficient financing authority, subject to debt covenants, to meet its anticipated obligations.

Entergy's and the Utility's short-term financing authorizations and credit facilities are discussed in more detail in Note 4 to the financial statements. As of December 31, 2008, Entergy had undrawn revolving credit facility capacity of $195 million at Entergy Corporation, $100 million at Entergy Arkansas, $100 million at Entergy Gulf States Louisiana, $200 million at Entergy Louisiana, and $50 million at Entergy Mississippi, subject to debt covenants. Entergy Texas was fully drawn under its $100 million revolving credit facility. Entergy Corporation's revolving credit facility requires it to maintain a consolidated debt ratio of 65 percent or less of its total capitalization. Some of the Utility operating company credit facilities have similar covenants. The Entergy Arkansas and Entergy Mississippi revolving credit facilities expire in April and May 2009, respectively. These facilities are generally renewed on an annual basis. The remaining Utility operating company credit facilities and the Entergy Corporation credit facility expire in 2012. Entergy anticipates that operating cash flow in excess of storm restoration spending will remain a source of liquidity.

Long-term debt maturities in 2009 occur in the fourth quarter and include $219 million at the Utility, $30 million at Non-Utility Nuclear, and $267 million at Entergy Corporation. In January 2009, Entergy Texas issued $500 million of long-term debt and used a portion of the proceeds to repay its $160 million note payable to Entergy Corporation, to repay the $100 million outstanding on its credit facility, and to repay short-term borrowings under the Entergy System money pool. Entergy Texas intends to use the remaining proceeds to repay on or prior to maturity approximately $70 million of obligations that had been assumed by Entergy Texas under the debt assumption agreement with Entergy Gulf States Louisiana and for other general corporate purposes. In February 2009, Entergy Corporation was unable to remarket successfully $500 million of notes associated with its equity units. The note holders therefore put the notes to Entergy, Entergy retired the notes, and Entergy issued 6.6 million shares of common stock to the note holders. See Note 5 to the financial statements for details regarding long-term debt.

CAPITAL STRUCTURE

Entergy's capitalization is balanced between equity and debt, as shown in the following table. The increase in the debt to capital percentage from 2007 to 2008 is primarily the result of additional borrowings under Entergy Corporation's revolving credit facilities. The increase in the debt to capital percentage from 2006 to 2007 is primarily the result of additional borrowings under Entergy Corporation's revolving credit facility, along with a decrease in shareholders' equity primarily due to repurchases of common stock. The increases in the debt to capital percentages are in line with Entergy's financial and risk management aspirations.

	2008	2007	2006
Net debt to net capital at the end of the year	55.6%	54.7%	49.4%
Effect of subtracting cash from debt	4.1%	2.9%	2.9%
Debt to capital at the end of the year	**59.7%**	**57.6%**	**52.3%**

Net debt consists of debt less cash and cash equivalents. Debt consists of notes payable, capital lease obligations, preferred stock with sinking fund, and long-term debt, including the currently maturing portion. Capital consists of debt, shareholders' equity, and preferred stock without sinking fund. Net capital consists of capital less cash and cash equivalents. Entergy uses the net debt to net capital ratio in analyzing its financial condition and believes it provides useful information to its investors and creditors in evaluating Entergy's financial condition.

Long-term debt, including the currently maturing portion, makes up substantially all of Entergy's total debt outstanding. Following are Entergy's long-term debt principal maturities and estimated interest payments as of December 31, 2008. To estimate future interest payments for variable rate debt, Entergy used the rate as of December 31, 2008. The figures below include payments on the Entergy Louisiana and System Energy sale-leaseback transactions, which are included in long-term debt on the balance sheet (in millions):

Long-term Debt Maturities and Estimated Interest Payments	2009	2010	2011	2012-2013	After 2013
Utility	$ 661	$ 887	$ 708	$1,686	$7,572
Non-Utility Nuclear	36	37	36	53	82
Parent Company & Other Business Segments	417	401	662	3,278	–
Total	**$1,114**	**$1,325**	**$1,406**	**$5,017**	**$7,654**

Note 5 to the financial statements provides more detail concerning long-term debt.

Entergy Corporation has a revolving credit facility that expires in August 2012 and has a borrowing capacity of $3.5 billion. Entergy Corporation also has the ability to issue letters of credit against the total borrowing capacity of the credit facility. The facility fee is currently 0.09% of the commitment amount. Facility fees and interest rates on loans under the credit facility can fluctuate depending on the senior unsecured debt ratings of Entergy Corporation. The weighted average interest rate as of December 31, 2008 was 2.171% on the drawn portion of the facility.

As of December 31, 2008, amounts outstanding and capacity available under the $3.5 billion credit facility are (in millions):

Capacity	Borrowings	Letters of Credit	Capacity Available
$3,500	$3,237	$68	$195

Under covenants contained in Entergy Corporation's credit facility and in the indenture governing Entergy Corporation's senior notes, Entergy is required to maintain a consolidated debt ratio of 65% or less of its total capitalization. The calculation of this debt ratio under Entergy Corporation's credit facility and in the indenture governing the Entergy Corporation senior notes is different than the calculation of the debt to capital ratio above. Entergy is currently in compliance with this covenant. If Entergy fails to meet this ratio, or if Entergy or one of the Utility operating companies (except Entergy New Orleans) defaults on other indebtedness or is in bankruptcy or insolvency proceedings, an acceleration of the Entergy Corporation credit facility's maturity date may occur and there may be an acceleration of amounts due under Entergy Corporation's senior notes.

Management's Financial Discussion and Analysis continued

Capital lease obligations, including nuclear fuel leases, are a minimal part of Entergy's overall capital structure, and are discussed further in Note 10 to the financial statements. Following are Entergy's payment obligations under those leases (in millions):

	2009	2010	2011	2012-2013	After 2013
Capital lease payments, including nuclear fuel leases	$162	$307	$3	$5	$28

Notes payable includes borrowings outstanding on credit facilities with original maturities of less than one year. Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas each had credit facilities available as of December 31, 2008 as follows (amounts in millions):

	Expiration Date	Amount of Facility	Interest Rate[a]	Amount Drawn as of Dec. 31, 2008
Entergy Arkansas	April 2009	$100[b]	2.75%	–
Entergy Gulf States Louisiana	August 2012	$100[c]	.845%	–
Entergy Louisiana	August 2012	$200[d]	.845%	–
Entergy Mississippi	May 2009	$ 30[e]	1.71%	–
Entergy Mississippi	May 2009	$ 20[e]	1.71%	–
Entergy Texas	August 2012	$100[f]	2.285%	$100

(a) The interest rate is the weighted average interest rate as of December 31, 2008 applied or that would be applied to the outstanding borrowings under the facility.

(b) The credit facility requires Entergy Arkansas to maintain a debt ratio of 65% or less of its total capitalization.

(c) The credit facility allows Entergy Gulf States Louisiana to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2008, no letters of credit were outstanding. The credit facility requires Entergy Gulf States Louisiana to maintain a consolidated debt ratio of 65% or less of its total capitalization. Pursuant to the terms of the credit agreement, the amount of debt assumed by Entergy Texas ($770 million as of December 31, 2008 and $1.079 billion as of December 31, 2007) is excluded from debt and capitalization in calculating the debt ratio.

(d) The credit facility allows Entergy Louisiana to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2008, no letters of credit were outstanding. The credit agreement requires Entergy Louisiana to maintain a consolidated debt ratio of 65% or less of its total capitalization.

(e) Borrowings under the Entergy Mississippi credit facilities may be secured by a security interest in its accounts receivable.

(f) The credit facility allows Entergy Texas to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2008, no letters of credit were outstanding. The credit facility requires Entergy Texas to maintain a consolidated debt ratio of 65% or less of its total capitalization. Pursuant to the terms of the credit agreement, the transition bonds issued by Entergy Gulf States Reconstruction Funding I, LLC are excluded from debt and capitalization in calculating the debt ratio.

Operating Lease Obligations and Guarantees of Unconsolidated Obligations

Entergy has a minimal amount of operating lease obligations and guarantees in support of unconsolidated obligations. Entergy's guarantees in support of unconsolidated obligations are not likely to have a material effect on Entergy's financial condition or results of operations. Following are Entergy's payment obligations as of December 31, 2008 on non-cancelable operating leases with a term over one year (in millions):

	2009	2010	2011	2012-2013	After 2013
Operating lease payments	$90	$114	$53	$73	$119

The operating leases are discussed more thoroughly in Note 10 to the financial statements.

Summary of Contractual Obligations of Consolidated Entities (in millions):

Contractual Obligations	2009	2010-2011	2012-2013	After 2013	Total
Long-term debt[1]	$1,114	$2,731	$5,017	$7,654	$16,516
Capital lease payments[2]	$ 162	$ 310	$ 5	$ 28	$ 505
Operating leases[2]	$ 90	$ 166	$ 73	$ 119	$ 448
Purchase obligations[3]	$1,548	$2,791	$1,381	$3,530	$ 9,250

(1) Includes estimated interest payments. Long-term debt is discussed in Note 5 to the financial statements.

(2) Capital lease payments include nuclear fuel leases. Lease obligations are discussed in Note 10 to the financial statements.

(3) Purchase obligations represent the minimum purchase obligation or cancellation charge for contractual obligations to purchase goods or services. Almost all of the total are fuel and purchased power obligations.

In addition to the contractual obligations, Entergy expects to make payments of approximately $243 million for the years 2009-2011 related to Hurricane Katrina, Hurricane Gustav, and Hurricane Ike restoration work, including approximately $104 million of continued gas rebuild work at Entergy New Orleans. Entergy Arkansas estimates that it will pay $165 million to $200 million for ice storm restoration costs incurred in January 2009. Also, Entergy expects to contribute $140 million to its pension plans and $76 million to other postretirement plans in 2009. Guidance pursuant to the Pension Protection Act of 2006 rules, effective for the 2008 plan year and beyond, continues to evolve, be interpreted through technical corrections bills, and discussed within the industry and congressional lawmakers. Any changes to the Pension Protection Act as a result of these discussions and efforts may affect the level of Entergy's pension contributions in the future.

Also in addition to the contractual obligations, Entergy has $1.825 billion of unrecognized tax benefits and interest for which the timing of payments beyond 12 months cannot be reasonably estimated due to uncertainties in the timing of effective settlement of tax positions. See Note 3 to the financial statements for additional information regarding unrecognized tax benefits.

Capital Funds Agreement

Pursuant to an agreement with certain creditors, Entergy Corporation has agreed to supply System Energy with sufficient capital to:

- maintain System Energy's equity capital at a minimum of 35% of its total capitalization (excluding short-term debt);
- permit the continued commercial operation of Grand Gulf;
- pay in full all System Energy indebtedness for borrowed money when due; and
- enable System Energy to make payments on specific System Energy debt, under supplements to the agreement assigning System Energy's rights in the agreement as security for the specific debt.

Management's Financial Discussion and Analysis continued

CAPITAL EXPENDITURE PLANS AND OTHER USES OF CAPITAL

Following are the amounts of Entergy's planned construction and other capital investments by operating segment for 2009 through 2011 (in millions):

	2009	2010	2011
Maintenance Capital:			
Utility	$ 738	$ 715	$ 713
Non-Utility Nuclear	90	84	94
Parent & Other	8	8	8
	836	807	815
Capital Commitments:			
Utility	806	993	1,074
Non-Utility Nuclear	357	277	262
	1,163	1,270	1,336
Total	**$1,999**	**$2,077**	**$2,151**

Maintenance capital refers to amounts Entergy plans to spend on routine capital projects that are necessary to support reliability of its service, equipment, or systems and to support normal customer growth.

Capital commitments refers to non-routine capital investments for which Entergy is either contractually obligated, has Board approval, or otherwise expects to make to satisfy regulatory or legal requirements. Amounts reflected in this category include the following:

- The currently planned construction or purchase of additional generation supply sources within the Utility's service territory through the Utility's supply plan initiative, including Entergy Louisiana and Entergy Gulf States Louisiana's Little Gypsy Unit 3 repowering project, which is discussed below.
- Entergy Louisiana's Waterford 3 steam generators replacement project, which is discussed below.
- Transmission improvements and upgrades designed to provide improved transmission flexibility in the Entergy System.
- Initial development costs for potential new nuclear development at the Grand Gulf and River Bend sites, including licensing and design activities. This project is in the early stages, and several issues remain to be addressed over time before significant additional capital would be committed to this project. In addition, Entergy is temporarily suspending reviews of the two license applications for the sites and will explore alternative nuclear technologies for this project.
- Nuclear dry cask spent fuel storage, license renewal projects, and a potential approximately 178 MW uprate of the Grand Gulf nuclear plant that is currently estimated to cost System Energy $247 million for the 2009-2011 period.
- Environmental compliance spending, including approximately $206 million for the 2009-2011 period for installation of scrubbers and low NO_X burners at Entergy Arkansas' White Bluff coal plant, which under current environmental regulations must be operational by September 2013. The project is still in the planning stages and has not been designed, but the latest conceptual cost estimate indicates Entergy Arkansas' share of the project could cost approximately $630 million. Entergy continues to review potential environmental spending needs and financing alternatives for any such spending, and future spending estimates could change based on the results of this continuing analysis.
- NYPA value sharing costs.

The Utility's generating capacity remains short of customer demand, and its supply plan initiative will continue to seek to transform its generation portfolio with new or repowered generation resources. Opportunities resulting from the supply plan initiative, including new projects or the exploration of alternative financing sources, could result in increases or decreases in the capital expenditure estimates given above. In addition, the planned construction and capital investments estimates shown above do not include the potentially significant costs associated with the ultimate decision on Entergy Texas' qualified power region proceeding that is discussed in Note 2 to the financial statements. Estimated capital expenditures are also subject to periodic review and modification and may vary based on the ongoing effects of business restructuring, regulatory constraints, environmental regulations, business opportunities, market volatility, economic trends, and the ability to access capital.

Little Gypsy Repowering Project

In April 2007, Entergy Louisiana announced that it intended to pursue the solid fuel repowering of a 538 MW unit at its Little Gypsy plant, and Entergy Gulf States Louisiana filed subsequently with the LPSC seeking certification to participate in one-third of the project. Petroleum coke and coal would be the unit's primary fuel sources. In July 2007, Entergy Louisiana filed with the LPSC for approval of the repowering project. In addition to seeking a finding that the project is in the public interest, the filing with the LPSC asked that Entergy Louisiana be allowed to recover a portion of the project's financing costs during the construction period. Hearings were held in October 2007, and the LPSC approved the certification of the project in November 2007 (the Phase I order), subject to several conditions. One of the conditions is the development and approval of a construction monitoring plan. A decision regarding whether to allow Entergy Louisiana to recover a portion of the project's financing costs during the construction period was deferred to Phase II of the proceedings.

The LPSC Phase I order has been appealed to the state district court in Baton Rouge, Louisiana by a group led by the Sierra Club and represented by the Tulane Environmental Law Clinic. A status conference in the Phase I appeal was held December 3, 2008, and the parties agreed to a procedural schedule that includes oral argument before the judge on April 9, 2009.

The preconstruction and operating air permits for the Little Gypsy repowering project were issued by the Louisiana Department of Environmental Quality (LDEQ) in November 2007 under then-effective federal and state air regulations, including the EPA's Clean Air Mercury Rule that had been issued in 2005 (CAMR 2005). As discussed in more detail in Part I, Item 1, "Environmental Regulation, Clean Air Act and Subsequent Amendments, Hazardous Air Pollutants" in the Form 10-K, in February 2008 the U.S. Court of Appeals for the D.C. Circuit struck down CAMR 2005. The D.C. Circuit decision requires utilities that have not yet begun construction of the facility in question to undergo before beginning construction a case-by-case Maximum Achievable Control Technology (MACT) analysis for construction or reconstruction of emission units pursuant to the Clean Air Act. The Little Gypsy project as currently configured is expected to meet MACT standards. Little Gypsy received its construction permit before a formal MACT analysis was required, however, and Entergy Louisiana sought a MACT determination from the LDEQ. The LDEQ issued the new air permit in February 2009. Onsite construction of the project was scheduled to begin in July 2008, but obtaining the MACT determination caused a delay in the start of construction, which Entergy Louisiana now expects will not begin before mid-year 2009. Currently, the commercial operation date of the project is not expected to be before mid-year 2013. Entergy Louisiana continues to make its quarterly monitoring plan filings with the LPSC. These reports are intended to inform the LPSC and its staff of the construction status and cost of the project as well as the ongoing economic viability of the project compared to other alternatives.

Management's Financial Discussion and Analysis continued

The LPSC had approved the temporary suspension of Phase II of the Little Gypsy proceedings because Entergy Louisiana needed to update its estimated project cost and schedule in order to support the request to recover cash earnings on its construction work in progress (CWIP) costs. On October 16, 2008, Entergy Louisiana, together with Entergy Gulf States Louisiana, filed an application to resume Phase II of the proceeding. The Phase II filing seeks certification for Entergy Gulf States Louisiana to participate in a one-third ownership share in the repowering project. In addition, Entergy Louisiana and Entergy Gulf States Louisiana seek recovery of approximately 79% of their construction financing costs through the recovery of cash earnings on CWIP costs. The LPSC previously found that the recovery of CWIP for a large baseload project may be in the public interest as cash earnings may be needed to protect the utility's financial integrity, maintain an acceptable credit rating, prevent an undue increase in the utility's cost of capital, or to accomplish phasing in of the cost of a large capital project for the benefit of customers. In Phase II, the LPSC would rule on Entergy Gulf States Louisiana's certification request, determine the appropriate amount of CWIP costs, if any, to be recovered and would develop the allocation, accounting and rate recovery mechanisms for such recovery. The LPSC also would determine the appropriate procedure or mechanism for synchronizing base rate recovery of Little Gypsy's fixed or non-fuel costs with its commercial in-service date. In addition, the LPSC consolidated, into the Little Gypsy Phase II proceeding, the issue of whether Entergy Louisiana would be permitted to recover cash earnings on its CWIP costs for the Waterford 3 Steam Generator Replacement Project discussed below. After a status conference in November 2008, a procedural schedule was established for Phase II that includes a hearing on April 28-30, 2009. Entergy Louisiana and Entergy Gulf States Louisiana have requested that the case be decided in time to permit the recovery of cash earnings on CWIP beginning in July 2009.

Entergy Louisiana and Entergy Gulf States Louisiana currently expect that the project would cost $1.76 billion (including AFUDC), including $1.1 billion for the 2009-2011 period.

Waterford 3 Steam Generator Replacement Project

Entergy Louisiana plans to replace the Waterford 3 steam generators, along with the reactor vessel closure head and control element drive mechanisms, in 2011. Replacement of these components is common to pressurized water reactors throughout the nuclear industry. The nuclear industry continues to address susceptibility to stress corrosion cracking of certain materials associated with these components within the reactor coolant system. The issue is applicable to Waterford 3 and is managed in accordance with standard industry practices and guidelines. Routine inspections of the steam generators during Waterford 3's Fall 2006 refueling outage identified additional degradation of certain tube spacer supports in the steam generators that required repair beyond that anticipated prior to the outage. Corrective measures were successfully implemented to permit continued operation of the steam generators. While potential future replacement of these components had been contemplated, additional steam generator tube and component degradation necessitates replacement of the steam generators as soon as reasonably achievable. The earliest the new steam generators can be manufactured and delivered for installation is 2011. A mid-cycle outage performed in 2007 supports Entergy Louisiana's 2011 replacement strategy. The reactor vessel head and control element drive mechanisms will be replaced at the same time, utilizing the same reactor building construction opening that is necessary for the steam generator replacement.

In June 2008, Entergy Louisiana filed with the LPSC for approval of the project, including full cost recovery. The petition seeks relief in two phases. Phase I seeks certification within 120 days that the public convenience and necessity would be served by undertaking this project. Among other relief requested, Entergy Louisiana is also seeking approval for a procedure to synchronize permanent base rate recovery when the project is placed in service, either by a formula rate plan or base rate filing. In Phase II, Entergy Louisiana will seek cash earnings on construction work in progress.

Following discovery and the filing of testimony by the LPSC staff and an intervenor, the parties entered into a stipulated settlement of the proceeding. The LPSC unanimously approved the settlement in November 2008. The settlement resolved the following issues: 1) the accelerated degradation of the steam generators is not the result of any imprudence on the part of Entergy Louisiana; 2) the decision to undertake the replacement project at the current estimated cost of $511 million is in the public interest, is prudent, and would serve the public convenience and necessity; 3) the scope of the replacement project is in the public interest; 4) undertaking the replacement project at the target installation date during the 2011 refueling outage is in the public interest; and 5) the jurisdictional costs determined to be prudent in a future prudence review are eligible for cost recovery, either in an extension or renewal of the formula rate plan or in a full base rate case including necessary proformas. Upon completion of the replacement project, the LPSC will undertake a prudence review with regard to the following aspects of the replacement project: 1) project management; 2) cost controls; 3) success in achieving stated objectives; 4) the costs of the replacement project; and 5) the outage length and replacement power costs. The settlement also provides that Phase II of the proceeding will be consolidated with Phase II of the Little Gypsy proceeding, and the LPSC has consolidated them.

Entergy Louisiana estimates that it will spend approximately $511 million on this project, including $377 million over the 2009-2011 period.

Dividends and Stock Repurchases

Declarations of dividends on Entergy's common stock are made at the discretion of the Board. Among other things, the Board evaluates the level of Entergy's common stock dividends based upon Entergy's earnings, financial strength, and future investment opportunities. At its January 2009 meeting, the Board declared a dividend of $0.75 per share, which is the same quarterly dividend per share that Entergy has paid since third quarter 2007. Entergy paid $573 million in 2008 and $507 million in 2007 in cash dividends on its common stock.

In accordance with Entergy's stock-based compensation plan, Entergy periodically grants stock options to its key employees, which may be exercised to obtain shares of Entergy's common stock. According to the plan, these shares can be newly issued shares, treasury stock, or shares purchased on the open market. Entergy's management has been authorized by the Board to repurchase on the open market shares up to an amount sufficient to fund the exercise of grants under the plans.

In addition to the authority to fund grant exercises, in January 2007 the Board approved a program under which Entergy is authorized to repurchase up to $1.5 billion of its common stock. In January 2008, the Board authorized an incremental $500 million share repurchase program to enable Entergy to consider opportunistic purchases in response to equity market conditions. Entergy expects to complete both of these programs in 2009. As of December 31, 2008, $1.4 billion of share repurchases have been made pursuant to these programs. Entergy's financial aspirations following the consummation of the planned Non-Utility Nuclear

Management's Financial Discussion and Analysis continued

spin-off include a potential new share repurchase program targeted at $2.5 billion, $0.5 billion of which has already been authorized by the Entergy Board of Directors, with the balance to be authorized and to commence following completion of spin-off. The amount of this potential program to follow completion of the spin-off is expected to be reduced by the amount of repurchases made pursuant to the January 2008 incremental program.

The amount of repurchases may vary as a result of material changes in business results or capital spending or new investment opportunities, or if recent limitations in the credit markets continue for a prolonged period.

The Board had previously approved a program under which Entergy was authorized to repurchase up to $1.5 billion of its common stock through 2006. Entergy completed this program in the fourth quarter 2006.

ENTERGY NEW ORLEANS DEBTOR-IN-POSSESSION CREDIT FACILITY

On September 26, 2005, Entergy New Orleans, as borrower, and Entergy Corporation, as lender, entered into a debtor-in-possession credit facility to provide funding to Entergy New Orleans during its business restoration efforts. The credit facility provided for up to $200 million in loans. The interest rate on borrowings under the credit facility was the average interest rate of borrowings outstanding under Entergy Corporation's revolving credit facility. With the confirmation of Entergy New Orleans' plan of reorganization in May 2007, Entergy New Orleans repaid to Entergy Corporation, in full, in cash, the $67 million of outstanding borrowings under the debtor-in-possession credit facility.

SOURCES OF CAPITAL

Entergy's sources to meet its capital requirements and to fund potential investments include:

- internally generated funds;
- cash on hand ($1.92 billion as of December 31, 2008);
- securities issuances;
- bank financing under new or existing facilities; and
- sales of assets.

Circumstances such as weather patterns, fuel and purchased power price fluctuations, and unanticipated expenses, including unscheduled plant outages and storms, could affect the timing and level of internally generated funds in the future.

Provisions within the Articles of Incorporation or pertinent indentures and various other agreements relating to the long-term debt and preferred stock of certain of Entergy Corporation's subsidiaries restrict the payment of cash dividends or other distributions on their common and preferred stock. As of December 31, 2008, Entergy Arkansas and Entergy Mississippi had restricted retained earnings unavailable for distribution to Entergy Corporation of $461.6 million and $121.6 million, respectively. All debt and common and preferred equity issuances by the Registrant Subsidiaries require prior regulatory approval and their preferred equity and debt issuances are also subject to issuance tests set forth in corporate charters, bond indentures, and other agreements. Entergy believes that the Registrant Subsidiaries have sufficient capacity under these tests to meet foreseeable capital needs.

The FERC has jurisdiction over securities issuances by the Utility operating companies and System Energy (except securities with maturities longer than one year issued by Entergy Arkansas and Entergy New Orleans, which are subject to the jurisdiction of the APSC and the City Council, respectively). No approvals are necessary for Entergy Corporation to issue securities. The FERC has issued orders (FERC Short-Term Orders) approving the short-term borrowing limits of the Utility operating companies and System Energy through March 31, 2010 (except Entergy Gulf States Louisiana and Entergy Texas, which are effective through November 8, 2009, as established by an earlier FERC order). Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy Texas, and System Energy have obtained long-term financing authorization from the FERC, and Entergy Arkansas has obtained long-term financing authorization from the APSC. The long-term securities issuances of Entergy New Orleans are limited to amounts authorized by the City Council, and the current authorization extends through August 2010. In addition to borrowings from commercial banks, the FERC Short-Term Orders authorized the Registrant Subsidiaries to continue as participants in the Entergy System money pool. The money pool is an intercompany borrowing arrangement designed to reduce Entergy's subsidiaries' dependence on external short-term borrowings. Borrowings from the money pool and external short-term borrowings combined may not exceed authorized limits. As of December 31, 2008, Entergy's subsidiaries' aggregate money pool and external short-term borrowings authorized limit was $2.1 billion, the aggregate outstanding borrowing from the money pool was $436.2 million, and Entergy's subsidiaries' had no outstanding short-term borrowings from external sources. See Notes 4 and 5 to the financial statements for further discussion of Entergy's borrowing limits and authorizations.

In January 2009, Entergy Texas issued $500 million of 7.125% Series Mortgage Bonds due February 2019. Entergy Texas used a portion of the proceeds to repay Entergy Corporation on a $160 million note for money advanced in December 2008, to repay the $100 million outstanding on its credit facility, and to repay short-term borrowings under the Entergy System money pool. Entergy Texas intends to use the remaining proceeds to repay on or prior to maturity approximately $70 million of obligations that had been assumed by Entergy Texas under the debt assumption agreement with Entergy Gulf States Louisiana and for other general corporate purposes.

HURRICANE KATRINA AND HURRICANE RITA

In August and September 2005, Hurricanes Katrina and Rita caused catastrophic damage to large portions of the Utility's service territories in Louisiana, Mississippi, and Texas, including the effect of extensive flooding that resulted from levee breaks in and around the greater New Orleans area. The storms and flooding resulted in widespread power outages, significant damage to electric distribution, transmission, and generation and gas infrastructure, and the loss of sales and customers due to mandatory evacuations and the destruction of homes and businesses. Entergy has pursued a broad range of initiatives to recover storm restoration and business continuity costs, including obtaining reimbursement of certain costs covered by insurance and pursuing recovery through existing or new rate mechanisms regulated by the FERC and local regulatory bodies, including the issuance of securitization bonds. Following are updates regarding Entergy's cost recovery efforts.

Storm Cost Financings

In March 2008, Entergy Gulf States Louisiana, Entergy Louisiana, and the Louisiana Utilities Restoration Corporation (LURC), an instrumentality of the State of Louisiana, filed at the LPSC an application requesting that the LPSC grant financing orders authorizing the financing of Entergy Gulf States Louisiana and Entergy Louisiana storm costs, storm reserves, and issuance costs pursuant to Act 55 of the Louisiana Legislature (Act 55 financings). The Act 55 financings are expected to produce additional customer benefits as compared to Act 64 traditional securitization. Entergy Gulf States Louisiana and Entergy Louisiana also filed an application requesting LPSC approval for ancillary issues

Management's Financial Discussion and Analysis continued

including the mechanism to flow charges and savings to customers via a Storm Cost Offset rider. On April 3, 2008, the Louisiana State Bond Commission granted preliminary approval for the Act 55 financings. On April 8, 2008, the Louisiana Public Facilities Authority (LPFA), which is the issuer of the bonds pursuant to the Act 55 financings, approved requests for the Act 55 financings. On April 10, 2008, Entergy Gulf States Louisiana and Entergy Louisiana and the LPSC Staff filed with the LPSC an uncontested stipulated settlement that includes Entergy Gulf States Louisiana and Entergy Louisiana's proposals under the Act 55 financings, which includes a commitment to pass on to customers a minimum of $10 million and $30 million of customer benefits, respectively, through prospective annual rate reductions of $2 million and $6 million for five years. On April 16, 2008, the LPSC approved the settlement and issued two financing orders and one ratemaking order intended to facilitate implementation of the Act 55 financings. In May 2008, the Louisiana State Bond Commission granted final approval of the Act 55 financings.

On July 29, 2008, the LPFA issued $687.7 million in bonds under the aforementioned Act 55. From the $679 million of bond proceeds loaned by the LPFA to the LURC, the LURC deposited $152 million in a restricted escrow account as a storm damage reserve for Entergy Louisiana and transferred $527 million directly to Entergy Louisiana. From the bond proceeds received by Entergy Louisiana from the LURC, Entergy Louisiana invested $545 million, including $17.8 million that was withdrawn from the restricted escrow account as approved by the April 16, 2008 LPSC orders, in exchange for 5,449,861.85 Class A preferred, non-voting, membership interest units of Entergy Holdings Company LLC, a company wholly-owned and consolidated by Entergy, that carry a 10% annual distribution rate. Distributions are payable quarterly commencing on September 15, 2008 and have a liquidation price of $100 per unit. The preferred membership interests are callable at the option of Entergy Holdings Company LLC after ten years. The terms of the membership interests include certain financial covenants to which Entergy Holdings Company LLC is subject, including the requirement to maintain a net worth of at least $1 billion.

On August 26, 2008, the LPFA issued $278.4 million in bonds under the aforementioned Act 55. From the $274.7 million of bond proceeds loaned by the LPFA to the LURC, the LURC deposited $87 million in a restricted escrow account as a storm damage reserve for Entergy Gulf States Louisiana and transferred $187.7 million directly to Entergy Gulf States Louisiana. From the bond proceeds received by Entergy Gulf States Louisiana from the LURC, Entergy Gulf States Louisiana invested $189.4 million, including $1.7 million that was withdrawn from the restricted escrow account as approved by the April 16, 2008 LPSC orders, in exchange for 1,893,918.39 Class A preferred, non-voting, membership interest units of Entergy Holdings Company LLC, a company wholly-owned and consolidated by Entergy, that carry a 10% annual distribution rate. Distributions are payable quarterly commencing on September 15, 2008 and have a liquidation price of $100 per unit. The preferred membership interests are callable at the option of Entergy Holdings Company LLC after ten years. The terms of the membership interests include certain financial covenants to which Entergy Holdings Company LLC is subject, including the requirement to maintain a net worth of at least $1 billion.

Entergy, Entergy Gulf States Louisiana, and Entergy Louisiana do not report the bonds on their balance sheets because the bonds are the obligation of the LPFA, and there is no recourse against Entergy, Entergy Gulf States Louisiana or Entergy Louisiana in the event of a bond default.

Insurance Claims

See Note 8 to the financial statements for a discussion of Entergy's conventional property insurance program. Entergy has received a total of $277 million as of December 31, 2008 on its Hurricane Katrina and Hurricane Rita insurance claims, including the settlements of its Hurricane Katrina claims with each of its two excess insurers. Entergy currently expects to receive payment for any remaining insurance recovery related to Hurricane Katrina and Hurricane Rita in 2009.

Community Development Block Grants

In December 2005, the U.S. Congress passed the Katrina Relief Bill, a hurricane aid package that includes $11.5 billion in Community Development Block Grants (CDBG) (for the states affected by Hurricanes Katrina, Rita, and Wilma) that allows state and local leaders to fund individual recovery priorities. The bill includes language that permits funding to be provided for infrastructure restoration.

New Orleans

In March 2006, Entergy New Orleans provided a justification statement to state and local officials in connection with its pursuit of CDBG funds to mitigate Hurricane Katrina restoration costs that otherwise would be borne by customers. The statement included all the estimated costs of Hurricane Katrina damage, as well as a lost customer base component intended to help offset the need for storm-related rate increases. In October 2006, the Louisiana Recovery Authority Board endorsed a resolution proposing to allocate $200 million in CDBG funds to Entergy New Orleans to defray gas and electric utility system repair costs in an effort to provide rate relief for Entergy New Orleans customers. The proposal was developed as an action plan amendment and published for public comment. State lawmakers approved the action plan in December 2006, and the U. S. Department of Housing and Urban Development approved it in February 2007. Entergy New Orleans filed applications seeking City Council certification of its storm-related costs incurred through December 2006. Entergy New Orleans supplemented this request to include the estimated future cost of the gas system rebuild.

In March 2007, the City Council certified that Entergy New Orleans incurred $205 million in storm-related costs through December 2006 that are eligible for CDBG funding under the state action plan, and certified Entergy New Orleans' estimated costs of $465 million for its gas system rebuild. In April 2007, Entergy New Orleans executed an agreement with the Louisiana Office of Community Development (OCD) under which $200 million of CDBG funds will be made available to Entergy New Orleans. Entergy New Orleans submitted the agreement to the bankruptcy court, which approved it on April 25, 2007. Entergy New Orleans has received $180.8 million of the funds as of December 31, 2008. Entergy New Orleans has submitted additional costs and awaits reimbursement in accordance with the contract covering disbursement of the funds.

Mississippi

In March 2006, the Governor of Mississippi signed a law that established a mechanism by which the MPSC could authorize and certify an electric utility financing order and the state could issue bonds to finance the costs of repairing damage caused by Hurricane Katrina to the systems of investor-owned electric utilities. Because of the passage of this law and the possibility of Entergy Mississippi obtaining CDBG funds for Hurricane Katrina storm restoration costs, in March 2006, the MPSC issued an order approving a Joint

Management's Financial Discussion and Analysis *continued*

Stipulation between Entergy Mississippi and the Mississippi Public Utilities Staff that provided for a review of Entergy Mississippi's total storm restoration costs in an Application for an Accounting Order proceeding. In June 2006, the MPSC issued an order certifying Entergy Mississippi's Hurricane Katrina restoration costs incurred through March 31, 2006 of $89 million, net of estimated insurance proceeds. Two days later, Entergy Mississippi filed a request with the Mississippi Development Authority for $89 million of CDBG funding for reimbursement of its Hurricane Katrina infrastructure restoration costs. Entergy Mississippi also filed a Petition for Financing Order with the MPSC for authorization of state bond financing of $169 million for Hurricane Katrina restoration costs and future storm costs. The $169 million amount included the $89 million of Hurricane Katrina restoration costs plus $80 million to build Entergy Mississippi's storm damage reserve for the future. Entergy Mississippi's filing stated that the amount actually financed through the state bonds would be net of any CDBG funds that Entergy Mississippi received.

In October 2006, the Mississippi Development Authority approved for payment and Entergy Mississippi received $81 million in CDBG funding for Hurricane Katrina costs. The MPSC then issued a financing order authorizing the issuance of state bonds to finance $8 million of Entergy Mississippi's certified Hurricane Katrina restoration costs and $40 million for an increase in Entergy Mississippi's storm damage reserve. $30 million of the storm damage reserve was set aside in a restricted account. A Mississippi state entity issued the bonds in May 2007, and Entergy Mississippi received proceeds of $48 million. Entergy Mississippi does not report the bonds on its balance sheet because the bonds are the obligation of the state entity, and there is no recourse against Entergy Mississippi in the event of a bond default.

CASH FLOW ACTIVITY

As shown in Entergy's Statements of Cash Flows, cash flows for the years ended December 31, 2008, 2007, and 2006 were as follows (in millions):

	2008	2007	2006
Cash and Cash Equivalents at Beginning of Period	**$ 1,253**	**$ 1,016**	**$ 583**
Effect of reconsolidating Entergy New Orleans in 2007	–	17	–
Cash flow provided by (used in):			
Operating activities	3,324	2,560	3,448
Investing activities	(2,590)	(2,118)	(1,928)
Financing activities	(70)	(222)	(1,084)
Effect of exchange rates on cash and cash equivalents	3	–	(3)
Net increase in cash and cash equivalents	667	220	433
Cash and Cash Equivalents at End of Period	**$ 1,920**	**$ 1,253**	**$ 1,016**

Operating Cash Flow Activity

2008 Compared to 2007

Entergy's cash flow provided by operating activities increased by $765 million in 2008 compared to 2007. Following are cash flows from operating activities by segment:

- Utility provided $2,379 million in cash from operating activities in 2008 compared to providing $1,809 million in 2007 primarily due to proceeds of $954 million received from the Louisiana Utilities Restoration Corporation as a result of the Louisiana Act 55 storm cost financings. The Act 55 storm cost financings are discussed in more detail in Note 2 to the financial statements. A decrease in income tax payments of $290 million also contributed to the increase. Offsetting these factors were the net effect of Hurricane Gustav and Hurricane Ike which reduced operating cash flow by $444 million in 2008 as a result of costs associated with system repairs and lower revenues due to customer outages, the receipt of $181 million of Community Development Block Grant funds by Entergy New Orleans in 2007, and a $100 million increase in pension contributions in 2008.
- Non-Utility Nuclear provided $1,255 million in cash from operating activities in 2008 compared to providing $880 million in 2007, primarily due to an increase in net revenue, partially offset by an increase in operation and maintenance costs, both of which are discussed in "Results of Operations."
- Parent & Other used $310 million in cash in operating activities in 2008 compared to using $129 million in 2007 primarily due to an increase in income taxes paid of $69 million and outside services costs of $69 million related to the planned spin-off of the Non-Utility Nuclear business.

2007 Compared to 2006

Entergy's cash flow provided by operating activities decreased by $888 million in 2007 compared to 2006. Following are cash flows from operating activities by segment:

- Utility provided $1,809 million in cash from operating activities in 2007 compared to providing $2,592 million in 2006, primarily due to decreased collection of fuel costs, the catch-up in receivable collections in 2006 due to delays caused by the hurricanes in 2005, and the receipt of an income tax refund in 2006 compared to income tax payments being made in 2007, partially offset by the receipt of $181 million of Community Development Block Grant funds by Entergy New Orleans in 2007, significant storm restoration spending in 2006, and a decrease of $118 million in the amount of pension funding payments in 2007.
- Non-Utility Nuclear provided $880 million in cash from operating activities in 2007 compared to providing $833 million in 2006. The increase is due to the cash flows attributable to higher net revenue, offset by the receipt of income tax refunds in 2006, compared to income tax payments being made in 2007, and spending associated with four refueling outages in 2007 compared to two in 2006.
- Parent & Other used $129 million in cash in operating activities in 2007 compared to providing $116 million in 2006, primarily due to the receipt of $96 million in dividends from Entergy-Koch in 2006 and an increase in interest payments in 2007 by Entergy Corporation.

Entergy Corporation received a $344 million income tax refund (including $71 million attributable to Entergy New Orleans) as a result of net operating loss carryback provisions contained in the Gulf Opportunity Zone Act of 2005. The Gulf Opportunity Zone Act was enacted in December 2005. The Act contains provisions that allow a public utility incurring a net operating loss as a result of Hurricane Katrina to carry back the casualty loss portion of the net operating loss ten years to offset previously taxed income. The Act also allows a five-year carry back of the portion of the net operating loss attributable to Hurricane Katrina repairs expense and first year depreciation deductions, including 50% bonus depreciation, on Hurricane Katrina capital expenditures. In accordance with Entergy's intercompany tax allocation agreement, $273 million of the refund was distributed to the Utility (including Entergy New Orleans) in April 2006, with the remainder distributed primarily to Non-Utility Nuclear.

Management's Financial Discussion and Analysis continued

Investing Activities

2008 Compared to 2007

Net cash used in investing activities increased by $472 million in 2008 compared to 2007. The following activity is notable in comparing 2008 to 2007:

- Construction expenditures were $634 million higher in 2008 than in 2007, primarily due to storm restoration spending caused by Hurricane Gustav and Hurricane Ike and increased spending on various projects by the Utility that are discussed further in "Capital Expenditure Plans and Other Uses of Capital" above.
- In April 2007, Non-Utility Nuclear purchased the 798 MW Palisades nuclear power plant located near South Haven, Michigan for a net cash payment of $336 million.
- In March 2008, Entergy Gulf States Louisiana purchased the Calcasieu Generating Facility, a 322 MW simple-cycle, gas-fired power plant located near the city of Sulphur in southwestern Louisiana, for approximately $56 million.
- In September 2008, Entergy Arkansas purchased the Ouachita Plant, a 789 MW gas-fired plant located 20 miles south of the Arkansas state line near Sterlington, Louisiana, for approximately $210 million.
- Non-Utility Nuclear made a $72 million payment to NYPA in 2008 under the value sharing agreements associated with the acquisition of the FitzPatrick and Indian Point 3 power plants. See Note 15 to the financial statements for additional discussion of the value sharing agreements.
- The investment of a net total of $45 million in escrow accounts for construction projects in 2008.
- Entergy Mississippi realized proceeds in 2007 from $100 million of investments held in trust that were received from a bond issuance in 2006 and used to redeem bonds in 2007.

2007 Compared to 2006

Net cash used in investing activities increased by $190 million in 2007 compared to 2006. The following activity is notable in comparing 2007 to 2006:

- Construction expenditures were $55 million lower in 2007 than in 2006, primarily due to a decrease of $44 million in Non-Utility Nuclear spending.
- In 2006, Entergy received proceeds from the sale of the retail electric portion of the Competitive Retail Services business operating in the Electric Reliability Council of Texas (ERCOT) region of Texas and the sale of the non-nuclear wholesale asset business' remaining interest in a power development project.
- Non-Utility Nuclear purchased the Palisades power plant in April 2007.
- Entergy Mississippi purchased the Attala power plant in January 2006.
- Insurance proceeds received increased by $64 million in 2007 because of payments received on Hurricane Katrina and Hurricane Rita claims.

Financing Activities

2008 Compared to 2007

Net cash used in financing activities decreased $151 million in 2008 compared to 2007. The following activity is notable in comparing 2008 to 2007:

- Entergy Corporation increased the net borrowings under its revolving credit facility by $986 million in 2008 and by $1,431 million in 2007. See Note 4 to the financial statements for a description of the Entergy Corporation credit facility.
- Entergy Arkansas issued $300 million of 5.40% Series First Mortgage Bonds in July 2008.
- Entergy Louisiana issued $300 million of 6.50% Series First Mortgage Bonds in August 2008.
- Entergy Louisiana repurchased, prior to maturity, $60 million of Auction Rate governmental bonds in April 2008.
- Entergy New Orleans paid, at maturity, its $30 million 3.875% Series First Mortgage Bonds in August 2008.
- Under the terms of the debt assumption agreement between Entergy Texas and Entergy Gulf States Louisiana that is discussed in Note 5 to the financial statements, Entergy Texas paid at maturity $309.1 million of Entergy Gulf States Louisiana First Mortgage Bonds in 2008.
- The Utility operating companies increased the borrowings outstanding on their long-term credit facilities by $100 million in 2008.
- A subsidiary of Entergy Texas issued $329.5 million of securitization bonds in June 2007. See Note 5 to the financial statements for additional information regarding the securitization bonds.
- Entergy Corporation paid $237 million of notes payable at their maturities in 2008.
- Entergy Mississippi redeemed $100 million of First Mortgage Bonds in 2007.
- Entergy Corporation repurchased $512 million of its common stock in 2008 and $1,216 million of its common stock in 2007.
- Entergy Corporation increased the dividend on its common stock in the third quarter 2007. The quarterly dividend was $0.54 per share for the first two quarters of 2007 and $0.75 per share for each quarter since then.

2007 Compared to 2006

Net cash used in financing activities decreased by $862 million in 2007 compared to 2006. The following activity is notable in comparing 2007 to 2006:

- Entergy Corporation increased the net borrowings under its credit facility by $1,431 million in 2007, compared to increasing the net borrowings under its credit facilities by $35 million in 2006. See Note 4 to the financial statements for a description of the Entergy Corporation credit facility.
- A subsidiary of Entergy Texas issued $329.5 million of securitization bonds in June 2007. See Note 5 to the financial statements for additional information regarding the securitization bonds.
- Entergy Mississippi redeemed $100 million of First Mortgage Bonds in 2007 and issued $100 million of First Mortgage Bonds in 2006.
- Entergy Corporation repurchased $1,216 million of its common stock in 2007, and repurchased $584 million of its common stock in 2006.
- Entergy Louisiana Holdings, Inc. redeemed all $100.5 million of its outstanding preferred stock in June 2006.

RATE, COST-RECOVERY, AND OTHER REGULATION

STATE AND LOCAL RATE REGULATION AND FUEL-COST RECOVERY

The rates that the Utility operating companies and System Energy charge for their services significantly influence Entergy's financial position, results of operations, and liquidity. These companies are regulated and the rates charged to their customers are determined in regulatory proceedings. Governmental agencies, including the APSC, the City Council, the LPSC, the MPSC, the PUCT, and the FERC, are primarily responsible for approval of the rates charged to customers. Following is a summary of base rate and related proceedings, and proceedings involving Hurricane Katrina and Hurricane Rita cost recovery. These proceedings are discussed in more detail in Note 2 to the financial statements.

Management's Financial Discussion and Analysis continued

Company	Authorized ROE	Pending Proceedings/Events
Entergy Arkansas	9.9%	▪ In August 2006, Entergy Arkansas filed with the APSC a request for a change in base rates. In June 2007, after hearings on the filing, the APSC ordered Entergy Arkansas to reduce its annual rates by $5 million, and set a return on common equity of 9.9% with a hypothetical common equity level lower than Entergy Arkansas' actual capital structure. The base rate change was implemented August 29, 2007, effective for bills rendered after June 15, 2007. On appeal the Arkansas Court of Appeals upheld almost all aspects of the APSC decision. On January 5, 2009, Entergy Arkansas filed a petition for review of the Court of Appeals decision with the Supreme Court of Arkansas. ▪ Base rates at the previous level had been in effect since 1998.
Entergy Texas	10.95% (settlement pending before the PUCT stipulates that 10.0% is a reasonable ROE)	▪ Entergy Texas made a rate filing in September 2007 with the PUCT requesting an annual rate increase. On December 19, 2008, the ALJs approved Entergy Texas' request to implement interim rates reflecting the settlement agreement reached December 16, 2008 with the PUCT Staff and the other active participants in the rate case. The agreement includes a $46.7 million base rate increase, among other provisions. Under the ALJs' interim order, Entergy Texas will implement interim rates, subject to refund and surcharge, reflecting the rates established through the settlement. These rates will be effective with bills rendered on and after January 28, 2009, for usage on and after December 19, 2008. In addition, the existing recovery mechanism for incremental purchased power capacity costs will cease as of January 28, 2009, with purchased power capacity costs then subsumed within the base rates set in this proceeding. The settlement is subject to approval by the PUCT; however, the interim rates will be in effect until the PUCT acts. Certain Texas municipalities have exercised their original jurisdiction and taken final action to approve rates consistent with the interim rates approved by the ALJs. ▪ Base rates were previously set at rates approved by the PUCT in June 1999. ▪ On June 29, 2007, Entergy Gulf States Reconstruction Funding I, LLC, a company wholly-owned and consolidated by Entergy Texas, issued $329.5 million of senior secured transition (securitization) bonds. Entergy Texas began cost recovery through a transition charge in July 2007, and the transition charge is expected to remain in place over a 15-year period.
Entergy Gulf States Louisiana	9.9% – 11.4% Electric; 10.5% Gas	▪ A formula rate plan was in place with an ROE mid-point of 10.65% for the initial three-year term of the plan. Entergy Gulf States Louisiana made its first formula rate plan (FRP) filing in June 2005 for the 2004 test year. The FRP was subsequently extended for one year. Entergy Gulf States Louisiana is currently in discussions with the LPSC staff regarding a possible additional extension of the FRP. ▪ The 2007 test year filing made in May 2008 indicated a 9.3% earned ROE. In September 2008, Entergy Gulf States Louisiana implemented a $20.7 million FRP decrease that removed interim storm cost recovery of $10.5 million and the interim storm reserve accrual of $11.8 million to reflect the completion of securitization of Hurricane Katrina and Hurricane Rita costs. The rate implemented also included a $5.6 million increase to move Entergy Gulf States Louisiana 60% toward the earnings bandwidth and a $4.1 million decrease to reflect lower additional capacity costs. ▪ In August 2008, Entergy Gulf States Louisiana completed securitization of $187 million of Hurricane Katrina and Hurricane Rita storm restoration costs and established $87 million as a reserve for future storms. Entergy Gulf States Louisiana drew all of this storm reserve following Hurricane Gustav and Hurricane Ike.
Entergy Louisiana	9.45% – 11.05%	▪ A three-year formula rate plan was in place with an ROE mid-point of 10.25% for the initial three-year term of the plan. Entergy Louisiana made its first formula rate plan (FRP) filing under this plan in May 2006 based on a 2005 test year. Entergy Louisiana is currently in discussions with the LPSC staff regarding a possible extension of the FRP. ▪ The 2007 test year filing made in May 2008 indicated a 9.04% earned ROE. In August 2008, Entergy Louisiana implemented an FRP decrease of $43.9 million that removed interim storm cost recovery of $24.2 million and the interim storm reserve accrual of $19.7 million to reflect the completion of securitization of Hurricane Katrina and Hurricane Rita costs. In September 2008, Entergy Louisiana implemented a $16.9 million FRP increase, subject to refund, including $4.3 million to move Entergy Louisiana 60% toward the earnings bandwidth and $12.6 million for recovery of additional capacity costs. ▪ Entergy Louisiana continues to seek resolution of its 2007 and 2006 test year FRP filings. ▪ The 2006 test year filing made in May 2007 indicated a 7.6% earned ROE. On September 27, 2007, Entergy Louisiana implemented an $18.4 million increase, subject to refund, consisting of $23.8 million representing a 60% adjustment to reach the bottom of the FRP band, net of $5.4 million for reduced capacity costs. The LPSC will allow Entergy Louisiana to defer the difference between the $39.8 million requested for unrecovered fixed costs for extraordinary customer losses associated with Hurricane Katrina and the $23.8 million 60% adjustment as a regulatory asset, pending ultimate LPSC resolution of the 2006 FRP filing. A hearing on the 2006 test year filing was held in late-September/early-October 2008. ▪ On October 29, 2007, Entergy Louisiana implemented a $7.1 million FRP decrease which is primarily due to the reclassification of certain franchise fees from base rates to collection via a line item on customers' bills pursuant to a LPSC order. ▪ In June 2008, Entergy Louisiana completed securitization of $545 million of Hurricane Katrina and Hurricane Rita storm restoration costs and established $152 million as a reserve for future storms. Entergy Louisiana drew all of this storm reserve following Hurricane Gustav and Hurricane Ike.
Entergy Mississippi	9.46% – 12.24%	▪ An annual formula rate plan (FRP) is in place. The FRP allows Entergy Mississippi's earned ROE to increase or decrease within a bandwidth with no change in rates; earnings outside the bandwidth are allocated 50% to customers and 50% to Entergy Mississippi, but on a prospective basis only. The plan also provides for performance incentives that can increase or decrease the benchmark ROE by as much as 100 basis points. ▪ In March 2008, Entergy Mississippi made its annual scheduled formula rate plan filing for the 2007 test year with the MPSC. The filing showed that a $10.1 million increase in annual electric revenues is warranted. In June 2008, Entergy Mississippi reached a settlement with the Mississippi Public Utilities Staff that would result in a $3.8 million rate increase. In January 2009 the MPSC rejected the settlement and left the current rates in effect. Entergy Mississippi appealed the MPSC's decision to the Mississippi Supreme Court. ▪ The Mississippi Development Corporation, an entity created by the state, issued securitization bonds. Entergy Mississippi received proceeds in the amount of $48 million on May 31, 2007, reflecting recovery of $8 million of storm restoration costs and $40 million to increase Entergy Mississippi's storm reserve. To service the bonds, Entergy Mississippi is collecting a system restoration charge on behalf of the state and remitting collections to the state. In October 2006, Entergy Mississippi received $81 million in CDBG funding, pursuant to MPSC orders approving recovery of $89 million storm restoration costs.
Entergy New Orleans	10.75% Electric; 10.75% Gas	▪ In October 2006, the City Council approved a settlement agreement that resolved Entergy New Orleans' rate and storm-related rider filings by providing for phased-in rate increases, while taking into account with respect to storm restoration costs the anticipated receipt of CDBG funding. The settlement provided for a 0% increase in electric base rates through December 2007, with a $3.9 million increase implemented in January 2008. Recovery of all Grand Gulf costs through the fuel adjustment clause was continued. Gas base rates increased by $4.75 million in November 2006 and increased by additional $1.5 million in March 2007 and an additional $4.75 million in November 2007. The settlement called for Entergy New Orleans to file a base rate case by July 31, 2008. ▪ The settlement agreement discontinued the formula rate plan and the generation performance-based plan but permits Entergy New Orleans to file an application to seek authority to implement formula rate plan mechanisms no sooner than six months following the effective date of the implementation of the base rates resulting from the July 31, 2008 base rate case. Any storm costs in excess of CDBG funding and insurance proceeds will be addressed in that base rate case. ▪ The settlement also authorized a $75 million storm reserve for damage from future storms, which will be created over a ten-year period through a storm reserve rider beginning in March 2007. These storm reserve funds will be held in a restricted escrow account. ▪ In January 2008, Entergy New Orleans voluntarily implemented a 6.15% base rate credit for electric customers, which returned $11.3 million to electric customers in 2008. Entergy New Orleans was able to implement this credit because the recovery of New Orleans after Hurricane Katrina has been occurring faster than expected. ▪ On July 31, 2008, Entergy New Orleans filed an electric and gas base rate case with the City Council. The filing requests an 11.75% return on common equity. On November 13, 2008, Entergy New Orleans amended its rate filing, calling for an $18.2 million electric rate reduction, which includes keeping the recovery credit in effect, as well as realigning recovery of approximately $12.3 million of capacity costs from the fuel adjustment clause to electric base rates. The amended filing also calls for an $8.4 million increase in gas base rates to fund ongoing operations. This request is unrelated to the ongoing rebuild of Entergy New Orleans' natural gas system. On January 16, 2009, the City Council Advisors filed rebuttal testimony calling for rate reductions of approximately $31 million for electric operations and $4.8 million for gas operations. The procedural schedule calls for a hearing on the filing to commence in April 2009, with a decision by the City Council on or before May 15, 2009. ▪ In April 2007, Entergy New Orleans executed an agreement with the Louisiana Office of Community Development under which $200 million of CDBG funds will be made available to Entergy New Orleans. Entergy New Orleans has received $180.8 million of the funds as of December 31, 2008. Entergy New Orleans has submitted additional costs and awaits reimbursement in accordance with the contract covering disbursement of the funds.
System Energy	10.94%	▪ ROE approved by July 2001 FERC order. No cases pending before the FERC.

Management's Financial Discussion and Analysis continued

In addition to the regulatory scrutiny connected with base rate proceedings, the Utility operating companies' fuel and purchased power costs recovered from customers are subject to regulatory scrutiny. The Utility operating companies' significant fuel and purchased power cost proceedings are described in Note 2 to the financial statements.

FEDERAL REGULATION

The FERC regulates wholesale rates (including Entergy Utility intrasystem energy exchanges pursuant to the System Agreement) and interstate transmission of electricity, as well as rates for System Energy's sales of capacity and energy from Grand Gulf to Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans pursuant to the Unit Power Sales Agreement.

System Agreement Proceedings

Production Cost Equalization Proceeding Commenced by the LPSC

The Utility operating companies historically have engaged in the coordinated planning, construction, and operation of generating and bulk transmission facilities under the terms of the System Agreement, which is a rate schedule that has been approved by the FERC. The LPSC has been pursuing litigation involving the System Agreement at the FERC. The proceeding includes challenges to the allocation of costs as defined by the System Agreement and raises questions of imprudence by the Utility operating companies in their execution of their obligations under the System Agreement.

In June 2005, the FERC issued a decision in the System Agreement litigation that had been commenced by the LPSC, and essentially affirmed its decision in a December 2005 order on rehearing. The FERC decision concluded, among other things, that:

- The System Agreement no longer roughly equalizes total production costs among the Utility operating companies.
- In order to reach rough production cost equalization, the FERC will impose a bandwidth remedy by which each company's total annual production costs will have to be within +/- 11% of Entergy System average total annual production costs.
- In calculating the production costs for this purpose under the FERC's order, output from the Vidalia hydroelectric power plant will not reflect the actual Vidalia price for the year but is priced at that year's average price paid by Entergy Louisiana for the exchange of electric energy under Service Schedule MSS-3 of the System Agreement, thereby reducing the amount of Vidalia costs reflected in the comparison of the Utility operating companies' total production costs.
- The remedy ordered by FERC in 2005 required no refunds and became effective based on calendar year 2006 production costs and the first potential reallocation payments were made in 2007.

The FERC's decision reallocates total production costs of the Utility operating companies whose relative total production costs expressed as a percentage of Entergy System average production costs are outside an upper or lower bandwidth. Under the current circumstances, this will be accomplished by payments from Utility operating companies whose production costs are more than 11% below Entergy System average production costs to Utility operating companies whose production costs are more than the Entergy System average production cost, with payments going first to those Utility operating companies whose total production costs are farthest above the Entergy System average.

Assessing the potential effects of the FERC's decision requires assumptions regarding the future total production cost of each Utility operating company, which assumptions include the mix of solid fuel and gas-fired generation available to each company and the costs of natural gas and purchased power. Entergy Louisiana, Entergy Gulf States Louisiana, Entergy Texas, and Entergy Mississippi are more dependent upon gas-fired generation sources than Entergy Arkansas or Entergy New Orleans. Of these, Entergy Arkansas is the least dependent upon gas-fired generation sources. Therefore, increases in natural gas prices likely will increase the amount by which Entergy Arkansas' total production costs are below the Entergy System average production costs.

The LPSC, APSC, MPSC, and the Arkansas Electric Energy Consumers (AEEC) appealed the FERC's decision to the United States Court of Appeals for the D.C. Circuit. Entergy and the City of New Orleans intervened in the various appeals. The D.C. Circuit issued its decision in April 2008. The D.C. Circuit affirmed the FERC's decision in most respects, but remanded the case to the FERC for further proceedings and reconsideration of its conclusion that it was prohibited from ordering refunds and its determination to implement the bandwidth remedy commencing with calendar year 2006 production costs (with the first payments/receipts commencing in June 2007), rather than commencing the remedy on June 1, 2005. The D.C. Circuit concluded the FERC had failed so far in the proceeding to offer a reasoned explanation regarding these issues. On July 17, 2008, the Utility operating companies filed with FERC a motion proposing additional procedures on the remanded issues. The proceeding is pending at the FERC.

Entergy's Utility Operating Companies' Compliance Filing

In April 2006, the Utility operating companies filed with the FERC their compliance filing to implement the provisions of the FERC's decision. The filing amended the System Agreement to provide for the calculation of production costs, average production costs, and payments/receipts among the Utility operating companies to the extent required to maintain rough production cost equalization pursuant to the FERC's decision. The FERC accepted the compliance filing in November 2006, with limited modifications. The Utility operating companies filed a revised compliance plan in December 2006 implementing the provisions of the FERC's November order. In accordance with the FERC's order, the first payments/receipts were based on calendar year 2006 production costs, with the payments/receipts among the affected Utility operating companies made in seven monthly installments commencing in June 2007.

Various parties filed requests for rehearing of the FERC's order accepting the compliance filing. Among other things, the LPSC requested rehearing of the FERC's decision to have the first payments commence in June 2007, rather than earlier; to not require interest on the unpaid balance, and the FERC's decision with regard to the re-pricing of energy from the Vidalia hydroelectric project for purposes of calculating production cost disparities. Various Arkansas parties requested rehearing of the FERC's decision (1) to require payments be made over seven months, rather than 12; (2) on the application of the +/- 11% bandwidth; and (3) to reject various accounting allocations proposed by the Utility operating companies. In April 2007, the FERC denied the requests for rehearing, with one exception regarding the issue of retrospective refunds. That issue will be addressed subsequent to the remanded proceeding involving the interruptible load decision discussed further below in this section under "Interruptible Load Proceeding." The LPSC appealed the decision to the D.C. Circuit Court of Appeals, and the Utility operating companies and the APSC intervened in that appeal. The LPSC raised three issues in its appeal: the inclusion of interruptible loads in the calculation of production costs, the repricing of energy from the Vidalia hydroelectric project, and the timing of the implementation of the remedy. Briefing in this proceeding is scheduled during the first quarter 2009.

Management's Financial Discussion and Analysis continued

Rough Production Cost Equalization Rates

2007 Rate Filing Based on Calendar Year 2006 Production Costs

In May 2007 Entergy filed with the FERC the rates to implement the FERC's orders in the System Agreement proceeding. The filing shows the following payments/receipts among the Utility operating companies for 2007, based on calendar year 2006 production costs, commencing for service in June 2007, are necessary to achieve rough production cost equalization as defined by the FERC's orders (in millions):

	Payments or (Receipts)
Entergy Arkansas	$ 252
Entergy Gulf States Louisiana (includes ($30) million related to Entergy Texas)	$(120)
Entergy Louisiana	$ (91)
Entergy Mississippi	$ (41)
Entergy New Orleans	$ –
Entergy Texas	$ (30)

Several parties intervened in the rate proceeding at the FERC, including the APSC, the MPSC, the Council, and the LPSC, which have also filed protests. The PUCT also intervened. Intervenor testimony was filed in which the intervenors and also the FERC Staff advocate a number of positions on issues that affect the level of production costs the individual Utility operating companies are permitted to reflect in the bandwidth calculation, including the level of depreciation and decommissioning expense for nuclear facilities. The effect of the various positions would be to reallocate costs among the Utility operating companies. Additionally, the APSC, while not taking a position on whether Entergy Arkansas was imprudent for not exercising its right of first refusal to repurchase a portion of the Independence plant in 1996 and 1997 as alleged by the LPSC, alleges that if the FERC finds Entergy Arkansas to be imprudent for not exercising this option, the FERC should disallow recovery from customers by Entergy of approximately $43 million of increased costs. The Utility operating companies filed rebuttal testimony refuting the allegations of imprudence concerning the decision not to acquire the portion of the Independence plant, explaining why the bandwidth payments are properly recoverable under the AmerenUE contract, and explaining why the positions of FERC Staff and intervenors on the other issues should be rejected. A hearing in this proceeding concluded in July 2008, and the ALJ issued an initial decision in September 2008. The ALJ's initial decision concludes, among other things, that: (1) the decisions to not exercise Entergy Arkansas' option to purchase the Independence plant in 1996 and 1997 were prudent; (2) Entergy Arkansas properly flowed a portion of the bandwidth payments through to AmerenUE in accordance with the wholesale power contract; and (3) the level of nuclear depreciation and decommissioning expense reflected in the bandwidth calculation should be calculated based on NRC-authorized license life, rather than the nuclear depreciation and decommissioning expense authorized by the retail regulators for purposes of retail ratemaking. Following briefing by the parties, the matter was submitted to the FERC for decision.

The Utility operating companies also filed with the FERC during 2007 certain proposed modifications to the rough production cost equalization calculation. The FERC rejected certain of the proposed modifications, accepted certain of the proposed modifications without further proceedings, and set two of the proposed modifications for hearing and settlement procedures. With respect to the proceeding involving changes to the functionalization of costs to the production function, a hearing was held in March 2008 and the ALJ issued an Initial Decision in June 2008 finding the modifications proposed by the Utility operating companies to be just and reasonable. The matter is now pending before the FERC for decision. In the second proceeding, a contested settlement supported by the Utility operating companies is now pending before the FERC. In conjunction with the second proceeding, the LPSC has appealed to the Court of Appeals for the D.C. Circuit the FERC's determination that changes proposed by the Utility operating companies and accepted by the FERC can become effective for the next bandwidth calculation even though such bandwidth calculation may include production costs incurred prior to the date the change is proposed by the Utility operating companies. In August 2008, the D.C. Circuit dismissed the LPSC's appeal.

The intervenor AmerenUE has argued that its current wholesale power contract with Entergy Arkansas, pursuant to which Entergy Arkansas sells power to AmerenUE, does not permit Entergy Arkansas to flow through to AmerenUE any portion of Entergy Arkansas' bandwidth payment. According to AmerenUE, Entergy Arkansas has sought to collect from AmerenUE approximately $14.5 million of the 2007 Entergy Arkansas bandwidth payment. The AmerenUE contract is scheduled to expire in August 2009. In April 2008, AmerenUE filed a complaint with the FERC seeking refunds of this amount, plus interest, in the event the FERC ultimately determines that bandwidth payments are not properly recovered under the AmerenUE contract.

On March 31, 2008, the LPSC filed a complaint with the FERC seeking, among other things, three amendments to the rough production cost equalization bandwidth formula. On April 22, 2008, the Utility operating companies filed an answer to the LPSC complaint urging the FERC to reject two of the proposed amendments and not opposing the third. On July 2, 2008, the FERC issued an order that, among other things, ordered the Utility operating companies to implement the LPSC's proposed amendment that they did not oppose and setting two of the LPSC's proposed amendments for hearing and settlement proceedings. Settlement procedures have been terminated, and a hearing is set for March 2009.

Entergy Arkansas paid $36 million per month to Entergy Gulf States, Entergy Louisiana, and Entergy Mississippi for seven months, beginning in June 2007. Management believes that any changes in the allocation of production costs resulting from the FERC's decision and related retail proceedings should result in similar rate changes for retail customers. The APSC has approved a production cost allocation rider for recovery from customers of the retail portion of the costs allocated to Entergy Arkansas, but set a termination date of December 31, 2008 for the rider. In December 2007, the APSC issued a subsequent order stating the production cost allocation rider will remain in effect, and any future termination of the rider will be subject to eighteen months advance notice by the APSC, which would occur following notice and hearing. See "Fuel and Purchased Power Cost Recovery, Entergy Texas," in Note 2 to the financial statements for discussion of a PUCT decision that Entergy Texas is currently challenging regarding the rough production cost equalization payments that could result in $18.6 million of trapped costs between Entergy's Texas and Louisiana jurisdictions.

Based on the FERC's April 27, 2007 order on rehearing that is discussed above, in the second quarter 2007 Entergy Arkansas recorded accounts payable and Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas recorded accounts receivable to reflect the rough production cost equalization payments and receipts required to implement the FERC's remedy based on calendar year 2006 production costs. Entergy Arkansas recorded a corresponding regulatory asset for its right to collect the payments from its customers, and Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas recorded corresponding regulatory liabilities for their obligations to pass the receipts on to their customers. The regulatory asset and liabilities are shown as "System Agreement Cost Equalization" on the respective balance sheets.

In April 2007, the LPSC filed a complaint with the FERC in which it sought to have the FERC order the following modifications to

Management's Financial Discussion and Analysis continued

Entergy's rough production costs equalization calculation: (1) elimination of interruptible loads from the methodology used to allocate demand-related capacity costs; and (2) change of the method used to re-price energy from the Vidalia hydroelectric project for purposes of calculating production cost disparities. Entergy filed an intervention and protest in this proceeding. In May 2007 the FERC denied the LPSC's complaint. The LPSC has requested rehearing, and FERC consideration of that request is still pending.

2008 Rate Filing Based on Calendar Year 2007 Production Costs

In May 2008, Entergy filed with the FERC the rates for the second year to implement the FERC's orders in the System Agreement proceeding. The filing, as amended in August 2008, shows the following payments/receipts among the Utility operating companies for 2008, based on calendar year 2007 production costs, commencing for service in June 2008, are necessary to achieve rough production cost equalization under the FERC's orders (in millions):

	Payments or (Receipts)
Entergy Arkansas	$ 252
Entergy Gulf States Louisiana	$(124)
Entergy Louisiana	$ (36)
Entergy Mississippi	$ (20)
Entergy New Orleans	$ (7)
Entergy Texas	$ (65)

Several parties intervened in the proceeding at the FERC, including the APSC, the LPSC, and AmerenUE, which have also filed protests. Several other parties, including the MPSC and the City Council, have intervened in the proceeding without filing a protest. On July 29, 2008, the FERC set the proceeding for hearing and settlement procedures. Settlement procedures were terminated on October 22, 2008. In direct testimony filed on January 9, 2009, certain intervenors and also the FERC staff advocate a number of positions on issues that affect the level of production costs the individual Utility operating companies are permitted to reflect in the bandwidth calculation, including the level of depreciation and decommissioning expense for the nuclear and fossil-fueled generating facilities. The effect of these various positions would be to reallocate costs among the Utility operating companies. In addition, three issues were raised alleging imprudence by the Utility operating companies, including whether the Utility operating companies had properly reflected generating units' minimum operating levels for purposes of making unit commitment and dispatch decisions, whether Entergy Arkansas' sales to third parties from its retained share of the Grand Gulf nuclear facility were reasonable, prudent, and non-discriminatory, and whether Entergy Louisiana's long-term Evangeline gas purchase contract was prudent and reasonable. Reply testimony is due beginning March 6, 2009, and a hearing in the proceeding is scheduled for June 2009.

Entergy Arkansas paid $36 million per month for seven months in 2008, and began making the payments in June 2008. As discussed in Note 2 to the financial statements, the APSC has approved a production cost allocation rider for recovery from customers of the retail portion of the costs allocated to Entergy Arkansas.

Calendar Year 2008 Production Costs

The liabilities and assets for the preliminary estimate of the payments and receipts required to implement the FERC's remedy based on calendar year 2008 production costs were recorded in December 2008, based on certain year-to-date information. The preliminary estimate was recorded based on the following estimate of the payments/receipts among the Utility operating companies for 2009 (in millions):

	Payments or (Receipts)
Entergy Arkansas	$ 394
Entergy Gulf States Louisiana	$ (67)
Entergy Louisiana	$(156)
Entergy Mississippi	$ (23)
Entergy New Orleans	$ (–)
Entergy Texas	$(148)

The actual payments/receipts for 2009, based on calendar year 2008 production costs, will not be calculated until the Utility operating companies' FERC Form 1s have been filed. Once the calculation is completed, it will be filed at the FERC. The level of any payments and receipts is significantly affected by a number of factors, including, among others, weather, the price of alternative fuels, the operating characteristics of the Entergy System generating fleet, and multiple factors affecting the calculation of the non-fuel related revenue requirement components of the total production costs, such as plant investment.

Interruptible Load Proceeding

In April 2007 the U.S. Court of Appeals for the D.C. Circuit issued its opinion in the LPSC's appeal of the FERC's March 2004 and April 2005 orders related to the treatment under the System Agreement of the Utility operating companies' interruptible loads. In its opinion, the D.C. Circuit concluded that the FERC (1) acted arbitrarily and capriciously by allowing the Utility operating companies to phase-in the effects of the elimination of the interruptible load over a 12-month period of time; (2) failed to adequately explain why refunds could not be ordered under Section 206(c) of the Federal Power Act; and (3) exercised appropriately its discretion to defer addressing the cost of sulfur dioxide allowances until a later time. The D.C. Circuit remanded the matter to the FERC for a more considered determination on the issue of refunds. The FERC issued its order on remand in September 2007, in which it directs Entergy to make a compliance filing removing all interruptible load from the computation of peak load responsibility commencing April 1, 2004 and to issue any necessary refunds to reflect this change. In addition, the order directs the Utility operating companies to make refunds for the period May 1995 through July 1996. Entergy, the APSC, the MPSC, and the City Council requested rehearing of the FERC's order on remand. The FERC granted the Utility operating companies' request to delay the payment of refunds for the period May 1995 through July 1996 until 30 days following a FERC order on rehearing. The FERC issued in September 2008 an order denying rehearing. The refunds were made by the Utility operating companies that owed refunds to the Utility operating companies that were due a refund on October 15, 2008. The APSC and the Utility operating companies appealed the FERC decisions to the D.C. Circuit. The procedural schedule calls for briefing during the first half of 2009. Because of its refund obligation to customers as a result of this proceeding and a related LPSC proceeding, Entergy Louisiana recorded provisions during 2008 of approximately $16 million, including interest, for rate refunds.

Entergy Arkansas Notice of Termination of System Agreement Participation and Related APSC Investigation

Citing its concerns that the benefits of its continued participation in the current form of the System Agreement have been seriously eroded, in December 2005, Entergy Arkansas submitted its notice that it will terminate its participation in the current System Agreement effective ninety-six (96) months from the date of the notice or such earlier date as authorized by the FERC. Entergy Arkansas indicated, however, that a properly structured replacement agreement could be a viable alternative. The APSC had previously commenced an investigation, in 2004, into whether Entergy Arkansas' continued participation in the System Agreement is in the best interests of its customers. More than once in the investigation proceeding Entergy Arkansas and its president, Hugh McDonald, filed testimony with the APSC in response to requests by the APSC. In addition, Mr. McDonald has appeared before the APSC on more than one occasion at public hearings for questioning. In December 2007, the APSC ordered Mr. McDonald

Management's Financial Discussion and Analysis continued

to file testimony each month with the APSC detailing progress toward development of successor arrangements, beginning in March 2008, and Mr. McDonald has done so.

The APSC had also previously commenced investigations concerning Entergy Louisiana's Vidalia purchased power contract and Entergy Louisiana's then pending acquisition of the Perryville power plant. Entergy Arkansas has provided information to the APSC in these investigations and no further activity has occurred in them.

Entergy Mississippi Notice of Termination of System Agreement Participation

In October 2007 the MPSC issued a letter confirming its belief that Entergy Mississippi should exit the System Agreement in light of the recent developments involving the System Agreement. The MPSC letter also requested that Entergy Mississippi advise the MPSC regarding the status of the Utility operating companies' effort to develop successor arrangements to the System Agreement and advise the MPSC regarding Entergy Mississippi's position with respect to withdrawal from the System Agreement. In November 2007, pursuant to the provisions of the System Agreement, Entergy Mississippi provided its written notice to terminate its participation in the System Agreement effective ninety-six (96) months from the date of the notice or such earlier date as authorized by the FERC.

On February 2, 2009, Entergy Arkansas and Entergy Mississippi filed with the FERC their notices of cancellation to effectuate the termination of their participation in the Entergy System Agreement, effective December 18, 2013 and November 7, 2015, respectively. While the FERC had indicated previously that the notices should be filed 18 months prior to Entergy Arkansas' termination (approximately mid-2012), the filing explains that resolving this issue now, rather than later, is important to ensure that informed long-term resource planning decisions can be made during the years leading up to Entergy Arkansas' withdrawal and that all of the Utility operating companies are properly positioned to continue to operate reliably following Entergy Arkansas' and, eventually, Entergy Mississippi's, departure from the System Agreement. Entergy Arkansas and Entergy Mississippi request that the FERC accept the proposed notices of cancellation without further proceedings.

LPSC and City Council Action Related to the Entergy Arkansas and Entergy Mississippi Notices of Termination

In light of the notices of Entergy Arkansas and Entergy Mississippi to terminate participation in the current System Agreement, in January 2008 the LPSC unanimously voted to direct the LPSC Staff to begin evaluating the potential for a new agreement. Likewise, the New Orleans City Council opened a docket to gather information on progress towards a successor agreement.

Independent Coordinator of Transmission

In 2000, the FERC issued an order encouraging utilities to voluntarily place their transmission facilities under the control of independent RTOs (regional transmission organizations). Delays in implementing the FERC RTO order occurred due to a variety of reasons, including the fact that utility companies, other stakeholders, and federal and state regulators have had to work to resolve various issues related to the establishment of such RTOs.

In November 2006, after nearly a decade of effort, including filings, orders, technical conferences, and proceedings at the FERC, the Utility operating companies installed the Southwest Power Pool (SPP) as their Independent Coordinator of Transmission (ICT). The installation does not transfer control of Entergy's transmission system to the ICT, but rather vests with the ICT responsibility for:

- granting or denying transmission service on the Utility operating companies' transmission system.
- administering the Utility operating companies' Open Access Same Time Information Systems (OASIS) node for purposes of processing and evaluating transmission service requests and ensuring compliance with the Utility operating companies' obligation to post transmission-related information.
- developing a base plan for the Utility operating companies' transmission system that will result in the ICT making the determination on whether costs of transmission upgrades should be rolled into the Utility operating companies' transmission rates or directly assigned to the customer requesting or causing an upgrade to be constructed. This should result in a transmission pricing structure that ensures that the Utility operating companies' retail native load customers are required to pay for only those upgrades necessary to reliably serve their needs.
- serving as the reliability coordinator for the Entergy transmission system.
- overseeing the operation of the weekly procurement process (WPP).
- evaluating interconnection-related investments already made on the Entergy System for purposes of determining the future allocation of the uncredited portion of these investments, pursuant to a detailed methodology. The ICT agreement also clarifies the rights that customers receive when they fund a supplemental upgrade.

The initial term of the ICT is four years, and Entergy is precluded from terminating the ICT prior to the end of the four-year period.

After the FERC issued its April 2006 order approving the ICT proposal, the Utility operating companies made a series of compliance filings with the FERC that were protested by various parties. The FERC has accepted the compliance filings and denied various requests for rehearing, although appeals of the FERC's ICT orders are currently pending in the U.S. Court of Appeals for the D.C. Circuit. As stated above, SPP was installed as the ICT in November 2006.

In October 2006 the Utility operating companies filed revisions to their Open Access Transmission Tariff (OATT) with the FERC to establish a mechanism to recover from their wholesale transmission customers the (1) costs incurred to develop or join an RTO and to develop the ICT; and (2) on-going costs that will be incurred under the ICT agreement. Several parties intervened opposing the proposed tariff revisions. In December 2006 the FERC accepted for filing Entergy's proposed tariff revisions, and set them for hearing and settlement procedures. In its Order, the FERC concluded that each of the Utility operating companies "should be allowed the opportunity to recover its start up costs associated with its formation of the ICT and its participation in prior failed attempts to form an RTO," and also that the proposed tariffs raised issues of fact that are more properly addressed through hearing and settlement procedures. In June 2007 the Utility operating companies reached a settlement-in-principle with the parties to the proceeding and the FERC approved the settlement in November 2007.

In the FERC's April 2006 order that approved Entergy's ICT proposal, the FERC stated that the WPP must be operational within approximately 14 months of the FERC order, or June 24, 2007, or the FERC may reevaluate all approvals to proceed with the ICT. The Utility operating companies have been working with the ICT and a software vendor to develop the software and systems necessary to implement the WPP. The Utility operating companies have filed status reports with the FERC notifying the FERC that, due to unexpected issues with the development of the WPP software and testing, the WPP is still not operational. The Utility operating companies also filed various tariff revisions with the FERC in 2007 and 2008 to address issues identified during the testing of the WPP and changes to the effective date of the WPP. On October 10, 2008, the FERC

Management's Financial Discussion and Analysis continued

issued an order accepting a tariff amendment establishing that the WPP shall take effect at a date to be determined, after completion of successful simulation trials and the ICT's endorsement of the WPP's implementation. On January 16, 2009, the Utility operating companies filed a compliance filing with the FERC that included the ICT's endorsement of the WPP implementation, subject to the FERC's acceptance of certain additional tariff amendments and the completion of simulation testing and certain other items. The Utility operating companies filed the tariff amendments supported by the ICT on the same day. The amendments propose to further amend the WPP to (a) limit supplier offers in the WPP to on-peak periods and (b) eliminate the granting of certain transmission service through the WPP. The Utility operating companies noted that Entergy and the ICT believe that, if the FERC approves the compliance and tariff filings by March 17, 2009, the WPP can be implemented by the week of March 23, 2009.

In March 2004, the APSC initiated a proceeding to review Entergy's proposal and compare the benefits of such a proposal to the alternative of Entergy joining the SPP RTO. The APSC sought comments from all interested parties on this issue. Various parties, including the APSC General Staff, filed comments opposing the ICT proposal. A public hearing has not been scheduled by the APSC at this time, although Entergy Arkansas has responded to various APSC data requests. In May 2004, Entergy Mississippi filed a petition for review with the MPSC requesting MPSC support for the ICT proposal. A hearing in that proceeding was held in August 2004, and the MPSC has taken no further action. Entergy New Orleans appeared before the Utility Committee of the City Council in June 2005 to provide information on the ICT proposal, and the Council has taken no further action. Entergy Louisiana and Entergy Gulf States Louisiana filed an application with the LPSC requesting that the LPSC find that the ICT proposal is a prudent and appropriate course of action. A hearing in the LPSC proceeding on the ICT proposal was held in October 2005, and the LPSC voted to approve the ICT proposal in July 2006.

Interconnection Orders

The Utility operating companies (except Entergy New Orleans) have been parties to several proceedings before the FERC in which independent generation entities (GenCos) seek refunds of monies that the GenCos had previously paid to the Entergy companies for facilities necessary to connect the GenCos' generation facilities to Entergy's transmission system. To the extent the Utility operating companies have been ordered to provide refunds, or may in the future be ordered to provide additional refunds, the majority of these costs will qualify for inclusion in the Utility operating companies' rates. The recovery of these costs is not automatic, however, especially at the retail level, where the majority of the cost recovery would occur. With respect to the facilities that the GenCos have funded, the ICT recently completed a report evaluating the classification of a portion of facilities that either are receiving refunds or eligible for refunds. Following the issuance of the report, the Utility operating companies filed proposed modifications to the respective interconnection agreements seeking to implement the ICT's classifications and thereby reduce the amount of refunds not yet credited against transmission charges. The FERC has accepted the amended interconnection agreements that have been filed. The ICT is continuing to review additional facilities and will issue subsequent reports evaluating the classification of such transmission upgrades.

MARKET AND CREDIT RISK SENSITIVE INSTRUMENTS

Market risk is the risk of changes in the value of commodity and financial instruments, or in future operating results or cash flows, in response to changing market conditions. Entergy holds commodity and financial instruments that are exposed to the following significant market risks:

- The commodity price risk associated with the sale of electricity by Entergy's Non-Utility Nuclear business.
- The interest rate and equity price risk associated with Entergy's investments in pension and other postretirement benefit trust funds. See Note 11 to the financial statements for details regarding Entergy's pension and other postretirement benefit trust funds.
- The interest rate and equity price risk associated with Entergy's investments in decommissioning trust funds, particularly in the Non-Utility Nuclear business. See Note 17 to the financial statements for details regarding Entergy's decommissioning trust funds.
- The interest rate risk associated with changes in interest rates as a result of Entergy's issuances of debt. Entergy manages its interest rate exposure by monitoring current interest rates and its debt outstanding in relation to total capitalization. See Notes 4 and 5 to the financial statements for the details of Entergy's debt outstanding.

Entergy's commodity and financial instruments are also exposed to credit risk. Credit risk is the risk of loss from nonperformance by suppliers, customers, or financial counterparties to a contract or agreement. Credit risk also includes potential demand on liquidity due to credit support requirements within supply or sales agreements.

COMMODITY PRICE RISK

Power Generation

As a wholesale generator, Entergy's Non-Utility Nuclear business' core business is selling energy, measured in MWh, to its customers. Non-Utility Nuclear enters into forward contracts with its customers and sells energy in the day ahead or spot markets. In addition to selling the energy produced by its plants, Non-Utility Nuclear sells unforced capacity to load-serving entities, which allows those companies to meet specified reserve and related requirements placed on them by the ISOs in their respective areas. Non-Utility Nuclear's forward fixed price power contracts consist of contracts to sell energy only, contracts to sell capacity only, and bundled contracts in which it sells both capacity and energy. While the terminology and payment mechanics vary in these contracts, each of these types of contracts requires Non-Utility Nuclear to deliver MWh of energy to its counterparties, make capacity available to them, or both. The following is a summary as of December 31, 2008 of the amount of Non-Utility Nuclear's nuclear power plants' planned energy output that is sold forward under physical or financial contracts:

Non-Utility Nuclear	2009	2010	2011	2012	2013
Percent of planned generation sold forward:					
Unit-contingent	48%	31%	29%	18%	12%
Unit-contingent with guarantee of availability[(1)]	38%	35%	17%	7%	6%
Total	86%	66%	46%	25%	18%
Planned generation (TWh)	41	40	41	41	40
Average contracted price per MWh[(2)]	$61	$60	$56	$54	$50

(1) A sale of power on a unit-contingent basis coupled with a guarantee of availability provides for the payment to the power purchaser of contract damages, if incurred, in the event the seller fails to deliver power as a result of the failure of the specified generation unit to generate power at or above a specified availability threshold. All of Entergy's outstanding guarantees of availability provide for dollar limits on Entergy's maximum liability under such guarantees.

(2) The Vermont Yankee acquisition included a 10-year PPA under which the former owners will buy most of the power produced by the plant, which is through the expiration in 2012 of the current operating license for the plant. The PPA includes an adjustment clause under which the prices specified in the PPA will be adjusted downward monthly, beginning in November 2005, if power market prices drop below PPA prices, which has not happened thus far and is not expected in the foreseeable future.

Management's Financial Discussion and Analysis continued

Entergy's Non-Utility Nuclear business' purchase of the FitzPatrick and Indian Point 3 plants from NYPA included value sharing agreements with NYPA. In October 2007, NYPA and the subsidiaries that own the FitzPatrick and Indian Point 3 plants amended and restated the value sharing agreements to clarify and amend certain provisions of the original terms. Under the amended value sharing agreements, Entergy's Non-Utility Nuclear business agreed to make annual payments to NYPA based on the generation output of the Indian Point 3 and FitzPatrick plants from January 2007 through December 2014. Entergy's Non-Utility Nuclear business will pay NYPA $6.59 per MWh for power sold from Indian Point 3, up to an annual cap of $48 million, and $3.91 per MWh for power sold from FitzPatrick, up to an annual cap of $24 million. The annual payment for each year is due by January 15 of the following year. In August 2008, Non-Utility Nuclear entered into a resolution of a dispute with NYPA over the applicability of the value sharing agreements to its FitzPatrick and Indian Point 3 nuclear power plants after the planned spin-off of the Non-Utility Nuclear business. Under the resolution, Non-Utility Nuclear agreed not to treat the separation as a "Cessation Event" that would terminate its obligation to make the payments under the value sharing agreements. As a result, after the spin-off transaction, Non-Utility Nuclear will continue to be obligated to make payments to NYPA under the amended and restated value sharing agreements.

Non-Utility Nuclear will record its liability for payments to NYPA as power is generated and sold by Indian Point 3 and FitzPatrick. Non-Utility Nuclear recorded a $72 million liability for generation in both 2008 and 2007. An amount equal to the liability will be recorded to the plant asset account as contingent purchase price consideration for the plants. This amount will be depreciated over the expected remaining useful life of the plants.

Some of the agreements to sell the power produced by Entergy's Non-Utility Nuclear power plants contain provisions that require an Entergy subsidiary to provide collateral to secure its obligations under the agreements. The Entergy subsidiary is required to provide collateral based upon the difference between the current market and contracted power prices in the regions where Non-Utility Nuclear sells power. The primary form of collateral to satisfy these requirements is an Entergy Corporation guaranty. Cash and letters of credit are also acceptable forms of collateral. At December 31, 2008, based on power prices at that time, Entergy had in place as collateral $536 million of Entergy Corporation guarantees for wholesale transactions, including $60 million of guarantees that support letters of credit and $2 million of cash collateral. As of December 31, 2008, the assurance requirement associated with Non-Utility Nuclear is estimated to increase by an amount of up to $216 million if gas prices increase $1 per MMBtu in both the short- and long-term markets. In the event of a decrease in Entergy Corporation's credit rating to below investment grade, based on power prices as of December 31, 2008, Entergy would have been required under some of the agreements to replace approximately $76 million of the Entergy Corporation guarantees with cash or letters of credit.

For the planned energy output under contract through 2013 as of December 31, 2008, 68% of the planned energy output is under contract with counterparties with public investment grade credit ratings; 31% is with counterparties with public non-investment grade credit ratings, primarily a utility from which Non-Utility Nuclear purchased one of its power plants and entered into a long-term fixed-price purchased power agreement; and 1% is with load-serving entities without public credit ratings.

In addition to selling the power produced by its plants, the Non-Utility Nuclear business sells unforced capacity to load-serving distribution companies in order for those companies to meet requirements placed on them by the Independent System Operator (ISO) in their area. Following is a summary of the amount of the Non-Utility Nuclear business' installed capacity that is currently sold forward, and the blended amount of the Non-Utility Nuclear business' planned generation output and installed capacity that is currently sold forward:

Non-Utility Nuclear	2009	2010	2011	2012	2013
Percent of capacity sold forward:					
Bundled capacity and energy contracts	26%	26%	26%	19%	16%
Capacity contracts	47%	34%	6%	9%	0%
Total	73%	0%	52%	28%	16%
Planned net MW in operation	4,998	4,998	4,998	4,998	4,998
Average capacity contract price per kW per month	$2.1	$3.4	$3.4	$3.2	$ –
Blended capacity and energy (based on revenues) % of planned generation and capacity sold forward	86%	64%	43%	21%	14%
Average contract revenue per MWh	$63	$62	$59	$55	$50

CRITICAL ACCOUNTING ESTIMATES

The preparation of Entergy's financial statements in conformity with generally accepted accounting principles requires management to apply appropriate accounting policies and to make estimates and judgments that can have a significant effect on reported financial position, results of operations, and cash flows. Management has identified the following accounting policies and estimates as critical because they are based on assumptions and measurements that involve a high degree of uncertainty, and the potential for future changes in the assumptions and measurements that could produce estimates that would have a material effect on the presentation of Entergy's financial position or results of operations.

NUCLEAR DECOMMISSIONING COSTS

Entergy owns a significant number of nuclear generation facilities in both its Utility and Non-Utility Nuclear business units. Regulations require Entergy to decommission its nuclear power plants after each facility is taken out of service, and money is collected and deposited in trust funds during the facilities' operating lives in order to provide for this obligation. Entergy conducts periodic decommissioning cost studies to estimate the costs that will be incurred to decommission the facilities. The following key assumptions have a significant effect on these estimates:

- **COST ESCALATION FACTORS** – Entergy's decommissioning revenue requirement studies include an assumption that decommissioning costs will escalate over present cost levels by annual factors ranging from approximately CPI-U to 5.5%. A 50 basis point change in this assumption could change the ultimate cost of decommissioning a facility by as much as 11%.
- **TIMING** – In projecting decommissioning costs, two assumptions must be made to estimate the timing of plant decommissioning. First, the date of the plant's retirement must be estimated. The expiration of the plant's operating license is typically used for this purpose, but the assumption may be made that the plant's license will be renewed and operate for some time beyond the original license term. Second, an assumption must be made whether decommissioning will begin immediately upon plant retirement, or whether the plant will be held in "safestore" status for later decommissioning, as permitted by applicable regulations. While the effect of these assumptions cannot be determined with precision, assuming either license renewal or use of a "safestore" status can possibly change the present value of these obligations. Future revisions to appropriately reflect changes needed to the estimate of decommissioning costs will affect net income, only to the extent that the estimate of any reduction in the liability exceeds the amount of the undepreciated asset retirement cost at the date of the revision, for unregulated portions of Entergy's business. Any increases in the liability recorded due to such changes are capitalized and depreciated over the asset's remaining economic life in

Management's Financial Discussion and Analysis continued

accordance with Statement of Financial Accounting Standards as promulgated by FASB (SFAS) 143.

- **SPENT FUEL DISPOSAL** – Federal regulations require the United States Department of Energy (DOE) to provide a permanent repository for the storage of spent nuclear fuel, and legislation has been passed by Congress to develop this repository at Yucca Mountain, Nevada. Until this site is available, however, nuclear plant operators must provide for interim spent fuel storage on the nuclear plant site, which can require the construction and maintenance of dry cask storage sites or other facilities. The costs of developing and maintaining these facilities can have a significant effect (as much as 16% of estimated decommissioning costs). Entergy's decommissioning studies may include cost estimates for spent fuel storage. However, these estimates could change in the future based on the timing of the opening of the Yucca Mountain facility, the schedule for shipments to that facility when it is opened, or other factors. Entergy is pursuing damages claims against the DOE for its failure to pick up spent fuel timely.
- **TECHNOLOGY AND REGULATION** – To date, there is limited practical experience in the United States with actual decommissioning of large nuclear facilities. As experience is gained and technology changes, cost estimates could also change. If regulations regarding nuclear decommissioning were to change, this could have a potentially significant effect on cost estimates. The effect of these potential changes is not presently determinable. Entergy's decommissioning cost studies assume current technologies and regulations.

In the third quarter 2008, Entergy's Non-Utility Nuclear business recorded an increase of $13.7 million in decommissioning liabilities for certain of its plants as a result of revised decommissioning cost studies. The revised estimates resulted in the recognition of a $13.7 million asset retirement obligation asset that will be depreciated over the remaining life of the units.

In the fourth quarter of 2007, Entergy's Non-Utility Nuclear business recorded an increase of $100 million in decommissioning liabilities for certain of its plants as a result of revised decommissioning cost studies. The revised estimates resulted in the recognition of a $100 million asset retirement obligation asset that will be depreciated over the remaining life of the units.

In the third quarter of 2006, Entergy's Non-Utility Nuclear business recorded a reduction of $27 million in decommissioning liability for a plant as a result of a revised decommissioning cost study and changes in assumptions regarding the timing of when decommissioning of the plant will begin. The revised estimate resulted in miscellaneous income of $27 million ($16.6 million net-of-tax), reflecting the excess of the reduction in the liability over the amount of undepreciated asset retirement cost recorded at the time of adoption of SFAS 143.

Unbilled Revenue

As discussed in Note 1 to the financial statements, Entergy records an estimate of the revenues earned for energy delivered since the latest customer billing. Each month the estimated unbilled revenue amounts are recorded as revenue and a receivable, and the prior month's estimate is reversed. The difference between the estimate of the unbilled receivable at the beginning of the period and the end of the period is the amount of unbilled revenue recognized during the period. The estimate recorded is primarily based upon an estimate of customer usage during the unbilled period and the billed price to customers in that month, including fuel price. Therefore, revenue recognized may be affected by the estimated price and usage at the beginning and end of each period and fuel price fluctuations, in addition to changes in certain components of the calculation.

Impairment of Long-Lived Assets and Trust Fund Investments

Entergy has significant investments in long-lived assets in all of its segments, and Entergy evaluates these assets against the market economics and under the accounting rules for impairment whenever there are indications that impairments may exist. This evaluation involves a significant degree of estimation and uncertainty, and these estimates are particularly important in Entergy's Utility business and the non-nuclear wholesale assets business. In the Utility business, portions of River Bend and Grand Gulf are not included in rate base, which could reduce the revenue that would otherwise be recovered for the applicable portions of those units' generation. In the non-nuclear wholesale assets business, Entergy's investments in merchant generation assets are subject to impairment if adverse market conditions arise.

In order to determine if Entergy should recognize an impairment of a long-lived asset that is to be held and used, accounting standards require that the sum of the expected undiscounted future cash flows from the asset be compared to the asset's carrying value. If the expected undiscounted future cash flows exceed the carrying value, no impairment is recorded; if such cash flows are less than the carrying value, Entergy is required to record an impairment charge to write the asset down to its fair value. If an asset is held for sale, an impairment is required to be recognized if the fair value (less costs to sell) of the asset is less than its carrying value.

These estimates are based on a number of key assumptions, including:

- **FUTURE POWER AND FUEL PRICES** – Electricity and gas prices have been very volatile in recent years, and this volatility is expected to continue. This volatility necessarily increases the imprecision inherent in the long-term forecasts of commodity prices that are a key determinant of estimated future cash flows.
- **MARKET VALUE OF GENERATION ASSETS** – Valuing assets held for sale requires estimating the current market value of generation assets. While market transactions provide evidence for this valuation, the market for such assets is volatile and the value of individual assets is impacted by factors unique to those assets.
- **FUTURE OPERATING COSTS** – Entergy assumes relatively minor annual increases in operating costs. Technological or regulatory changes that have a significant impact on operations could cause a significant change in these assumptions.

As disclosed in Note 1 to the financial statements, unrealized losses that are not considered temporarily impaired are recorded in earnings for Non-Utility Nuclear. Non-Utility Nuclear recorded charges to interest income of $50 million in 2008 and $5 million in 2007 resulting from the recognition of impairments of certain securities held in its decommissioning trust funds that are not considered temporary. No impairments were recorded in 2006. Given the current market events and volatility in the debt and equity markets, additional impairments could be recorded in 2009 to the extent that then current market conditions change the evaluation of recoverability of unrealized losses.

Qualified Pension and Other Postretirement Benefits

Entergy sponsors qualified, defined benefit pension plans which cover substantially all employees. Additionally, Entergy currently provides postretirement health care and life insurance benefits for substantially all employees who reach retirement age while still working for Entergy. Entergy's reported costs of providing these benefits, as described in Note 11 to the financial statements, are impacted by numerous factors including the provisions of the plans, changing employee demographics, and various actuarial calculations, assumptions, and accounting mechanisms. Because of the complexity of these calculations, the long-term nature of these obligations, and the importance of the assumptions utilized, Entergy's estimate of these costs is a critical accounting estimate for the Utility and Non-Utility Nuclear segments.

Management's Financial Discussion and Analysis continued

Assumptions

Key actuarial assumptions utilized in determining these costs include:

- Discount rates used in determining the future benefit obligations;
- Projected health care cost trend rates;
- Expected long-term rate of return on plan assets; and
- Rate of increase in future compensation levels.

Entergy reviews these assumptions on an annual basis and adjusts them as necessary. The falling interest rate environment and worse-than-expected performance of the financial equity markets in previous years have impacted Entergy's funding and reported costs for these benefits. In addition, these trends have caused Entergy to make a number of adjustments to its assumptions.

In selecting an assumed discount rate to calculate benefit obligations, Entergy reviews market yields on high-quality corporate debt and matches these rates with Entergy's projected stream of benefit payments. Based on recent market trends, Entergy increased its discount rate used to calculate benefit obligations from 6.5% in 2007 to 6.75% for pension and 6.7% for other postretirement benefits in 2008. Entergy's assumed discount rate used to calculate the 2006 benefit obligations was 6.00%. Entergy reviews actual recent cost trends and projected future trends in establishing health care cost trend rates. Based on this review, Entergy's health care cost trend rate assumption used in calculating the December 31, 2008 accumulated postretirement benefit obligation was an 8.5% increase in health care costs in 2009 gradually decreasing each successive year, until it reaches a 4.75% annual increase in health care costs in 2015 and beyond.

In determining its expected long-term rate of return on plan assets, Entergy reviews past long-term performance, asset allocations, and long-term inflation assumptions. Entergy targets an asset allocation for its pension plan assets of roughly 65% equity securities and 35% fixed-income securities. The target allocation for Entergy's other postretirement benefit assets is 51% equity securities and 49% fixed-income securities. Entergy's expected long-term rate of return on pension plan and non-taxable other postretirement assets used were 8.5% in 2008, 2007 and 2006. Entergy's expected long-term rate of return on taxable other postretirement assets were 5.5% in 2008 and 2007 and 2006. The assumed rate of increase in future compensation levels used to calculate benefit obligations was 4.23% in 2008 and 2007 and 3.25% in 2006.

Cost Sensitivity

The following chart reflects the sensitivity of qualified pension cost to changes in certain actuarial assumptions (dollars in thousands):

Actuarial Assumption	Change in Assumption	Impact on 2008 Qualified Pension Cost	Impact on Qualified Projected Benefit Obligation
		Increase/(Decrease)	
Discount rate	(0.25%)	$10,797	$111,953
Rate of return on plan assets	(0.25%)	$ 6,781	–
Rate of increase in compensation	0.25%	$ 5,593	$ 29,424

The following chart reflects the sensitivity of postretirement benefit cost to changes in certain actuarial assumptions (dollars in thousands):

Actuarial Assumption	Change in Assumption	Impact on 2008 Postretirement Benefit Cost	Impact on Accumulated Postretirement Benefit Obligation
		Increase/(Decrease)	
Health care cost trend	0.25%	$6,151	$29,047
Discount rate	(0.25%)	$4,018	$33,496

Each fluctuation above assumes that the other components of the calculation are held constant.

Accounting Mechanisms

In September 2006, Financial Accounting Standards Board (FASB) issued SFAS 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements Nos. 87, 88, 106 and 132(R)," to be effective December 31, 2006. SFAS 158 requires an employer to recognize in its balance sheet the funded status of its benefit plans. Refer to Note 11 to the financial statements for a further discussion of SFAS 158 and Entergy's funded status.

In accordance with SFAS No. 87, "Employers' Accounting for Pensions," Entergy utilizes a number of accounting mechanisms that reduce the volatility of reported pension costs. Differences between actuarial assumptions and actual plan results are deferred and are amortized into expense only when the accumulated differences exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets. If necessary, the excess is amortized over the average remaining service period of active employees.

Entergy calculates the expected return on pension and other postretirement benefit plan assets by multiplying the long-term expected rate of return on assets by the market-related value (MRV) of plan assets. Entergy determines the MRV of pension plan assets by calculating a value that uses a 20-quarter phase-in of the difference between actual and expected returns. For other postretirement benefit plan assets Entergy uses fair value when determining MRV.

Costs and Funding

In 2008, Entergy's total qualified pension cost was $98 million. Entergy anticipates 2009 qualified pension cost to be $86 million. Pension funding was $287.8 million for 2008. Entergy's contributions to the pension trust are currently estimated to be $140 million in 2009, although market conditions occurring in 2008 could have impacts to that expected amount, as further described below. Guidance pursuant to the Pension Protection Act of 2006 (Pension Protection Act) rules, effective for the 2008 plan year and beyond, continues to evolve, be interpreted through technical corrections bills, and discussed within the industry and congressional lawmakers. Any changes to the Pension Protection Act as a result of these discussions and efforts may affect the level of Entergy's pension contributions in the future.

The Pension Protection Act of 2006 was signed by the President on August 17, 2006. The intent of the legislation is to require companies to fund 100% of their pension liability; and then for companies to fund, on a going-forward basis, an amount generally estimated to be the amount that the pension liability increases each year due to an additional year of service by the employees eligible for pension benefits.

The recent decline in stock market prices will affect Entergy's planned levels of contributions in the future. Minimum required funding calculations as determined under Pension Protection Act guidance are performed annually as of January 1 of each year and are based on measurements of the market-related values of assets and funding liabilities as measured at that date. An excess of the

Management's Financial Discussion and Analysis concluded

funding liability over the market-related value of assets, results in a funding shortfall which, under the Pension Protection Act, must be funded over a seven-year rolling period. Entergy's minimum required contributions for the 2009 plan year are generally payable in installments throughout 2009 and 2010 and will be based on the funding calculations as of January 1, 2009. The final date at which 2009 plan year contributions may be made is September 15, 2010. Given the decline in the stock market, the minimum required contributions for the 2009 plan year, payable in 2009 or 2010, will increase although the level of increase or timing of that increase cannot be determined until the January 1, 2009 valuation is completed by April 2009. Entergy, however, does not currently expect the contributions to increase materially over and above historical levels of pension contributions.

Total postretirement health care and life insurance benefit costs for Entergy in 2008 were $93.4 million, including $24.7 million in savings due to the estimated effect of future Medicare Part D subsidies. Entergy expects 2009 postretirement health care and life insurance benefit costs to be $105.2 million. This includes a projected $24 million in savings due to the estimated effect of future Medicare Part D subsidies. Entergy expects to contribute $76 million in 2009 to its other postretirement plans.

OTHER CONTINGENCIES

As a company with multi-state domestic utility operations and a history of international investments, Entergy is subject to a number of federal, state, and international laws and regulations and other factors and conditions in the areas in which it operates, which potentially subject it to environmental, litigation, and other risks. Entergy periodically evaluates its exposure for such risks and records a reserve for those matters which are considered probable and estimable in accordance with generally accepted accounting principles.

Environmental

Entergy must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. Under these various laws and regulations, Entergy could incur substantial costs to restore properties consistent with the various standards. Entergy conducts studies to determine the extent of any required remediation and has recorded reserves based upon its evaluation of the likelihood of loss and expected dollar amount for each issue. Additional sites could be identified which require environmental remediation for which Entergy could be liable. The amounts of environmental reserves recorded can be significantly affected by the following external events or conditions:

- Changes to existing state or federal regulation by governmental authorities having jurisdiction over air quality, water quality, control of toxic substances and hazardous and solid wastes, and other environmental matters.
- The identification of additional sites or the filing of other complaints in which Entergy may be asserted to be a potentially responsible party.
- The resolution or progression of existing matters through the court system or resolution by the United States Environmental Protection Agency (EPA).

Litigation

Entergy has been named as defendant in a number of lawsuits involving employment, ratepayer, and injuries and damages issues, among other matters. Entergy periodically reviews the cases in which it has been named as defendant and assesses the likelihood of loss in each case as probable, reasonably estimable, or remote and records reserves for cases which have a probable likelihood of loss and can be estimated. Notes 2 and 8 to the financial statements include more detail on ratepayer and other lawsuits and management's assessment of the adequacy of reserves recorded for these matters. Given the environment in which Entergy operates, and the unpredictable nature of many of the cases in which Entergy is named as a defendant, however, the ultimate outcome of the litigation Entergy is exposed to has the potential to materially affect the results of operations of Entergy, or its operating company subsidiaries.

Uncertain Tax Positions

Entergy's operations, including acquisitions and divestitures, require Entergy to evaluate risks such as the potential tax effects of a transaction, or warranties made in connection with such a transaction. Entergy believes that it has adequately assessed and provided for these types of risks, where applicable. Any reserves recorded for these types of issues, however, could be significantly affected by events such as claims made by third parties under warranties, additional transactions contemplated by Entergy, or completion of reviews of the tax treatment of certain transactions or issues by taxing authorities. Entergy does not expect a material adverse effect on earnings from these matters.

NEW ACCOUNTING PRONOUNCEMENTS

The FASB issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" (SFAS 141(R)) during the fourth quarter 2007. The significant provisions of SFAS 141R are that: (i) assets, liabilities and non-controlling (minority) interests will be measured at fair market value; (ii) costs associated with the acquisition such as transaction-related costs or restructuring costs will be separately recorded from the acquisition and expensed as incurred; (iii) any excess of fair market value of the assets, liabilities and minority interests acquired over the fair market value of the purchase price will be recognized as a bargain purchase and a gain recorded at the acquisition date; and (iv) contractual contingencies resulting in potential future assets or liabilities may be recorded at fair market value at the date of acquisition if certain criteria are met. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply SFAS 141(R) before that date.

The FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS 160) during the fourth quarter 2007. SFAS 160 enhances disclosures and affects the presentation of minority interests in the balance sheet, income statement and statement of comprehensive income. SFAS 160 will also require a parent to record a gain or loss when a subsidiary in which it retains a minority interest is deconsolidated from the parent company. SFAS 160 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply SFAS 160 before that date. Pursuant to SFAS 160, beginning in 2009, Entergy will prospectively reclassify as equity its subsidiary preferred stock without sinking fund.

In March 2008 the FASB issued Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" (SFAS 161), which requires enhanced disclosures about an entity's derivative and hedging activities. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

Report of Management

Management of Entergy Corporation and its subsidiaries has prepared and is responsible for the financial statements and related financial information included in this document. To meet this responsibility, management establishes and maintains a system of internal controls designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements in accordance with generally accepted accounting principles. This system includes communication through written policies and procedures, an employee Code of Entegrity, and an organizational structure that provides for appropriate division of responsibility and training of personnel. This system is also tested by a comprehensive internal audit program.

Entergy management assesses the effectiveness of Entergy's internal control over financial reporting on an annual basis. In making this assessment, management uses the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Management acknowledges, however, that all internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance with respect to financial statement preparation and presentation.

Entergy Corporation and the Registrant Subsidiaries' independent registered public accounting firm, Deloitte & Touche LLP, has issued an attestation report on the effectiveness of Entergy's internal control over financial reporting as of December 31, 2008, which is included herein on page 55.

In addition, the Audit Committee of the Board of Directors, composed solely of independent Directors, meets with the independent auditors, internal auditors, management, and internal accountants periodically to discuss internal controls, and auditing and financial reporting matters. The Audit Committee appoints the independent auditors annually, seeks shareholder ratification of the appointment, and reviews with the independent auditors the scope and results of the audit effort. The Audit Committee also meets periodically with the independent auditors and the chief internal auditor without management present, providing free access to the Audit Committee.

Based on management's assessment of internal controls using the COSO criteria, management believes that Entergy and each of the Registrant Subsidiaries maintained effective internal control over financial reporting as of December 31, 2008. Management further believes that this assessment, combined with the policies and procedures noted above, provides reasonable assurance that Entergy's and each of the Registrant Subsidiaries' financial statements are fairly and accurately presented in accordance with generally accepted accounting principles.

J. WAYNE LEONARD
Chairman and
Chief Executive Officer

LEO P. DENAULT
Executive Vice President
and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Entergy Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Entergy Corporation and Subsidiaries (the "Corporation") as of December 31, 2008 and 2007, and the related consolidated statements of income; of retained earnings, comprehensive income, and paid-in capital; and of cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Entergy Corporation and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2009 expressed an unqualified opinion on the Corporation's internal control over financial reporting.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
New Orleans, Louisiana
February 27, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Entergy Corporation and Subsidiaries:

We have audited the internal control over financial reporting of Entergy Corporation and Subsidiaries (the "Corporation") as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Corporation and our report dated February 27, 2009 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
New Orleans, Louisiana
February 27, 2009

Internal Control Over Financial Reporting

The management of Entergy Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for Entergy. Entergy's internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of Entergy's financial statements presented in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Entergy's management assessed the effectiveness of Entergy's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework.

Based on each management's assessment and the criteria set forth by COSO, Entergy's management believes that Entergy maintained effective internal control over financial reporting as of December 31, 2008.

Entergy's registered public accounting firm has issued an attestation report on Entergy's internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Under the supervision and with the participation of Entergy's management, including its CEO and CFO, Entergy evaluated changes in internal control over financial reporting that occurred during the quarter ended December 31, 2008 and found no change that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Consolidated Statements of Income

In thousands, except share data, for the years ended December 31,	2008	2007	2006
OPERATING REVENUES			
Electric	$10,073,160	$ 9,046,301	$ 9,063,135
Natural gas	241,856	206,073	84,230
Competitive businesses	2,778,740	2,232,024	1,784,793
Total	13,093,756	11,484,398	10,932,158
OPERATING EXPENSES			
Operating and maintenance:			
Fuel, fuel-related expenses, and gas purchased for resale	3,577,764	2,934,833	3,144,073
Purchased power	2,491,200	1,986,950	2,138,237
Nuclear refueling outage expenses	221,759	180,971	169,567
Other operation and maintenance	2,742,762	2,649,654	2,335,364
Decommissioning	189,409	167,898	145,884
Taxes other than income taxes	496,952	489,058	428,561
Depreciation and amortization	1,030,860	963,712	887,792
Other regulatory charges (credits) - net	59,883	54,954	(122,680)
Total	10,810,589	9,428,030	9,126,798
OPERATING INCOME	2,283,167	2,056,368	1,805,360
OTHER INCOME			
Allowance for equity funds used during construction	44,523	42,742	39,894
Interest and dividend income	148,216	233,997	198,835
Equity in earnings (loss) of unconsolidated equity affiliates	(11,684)	3,176	93,744
Miscellaneous - net	(11,768)	(24,860)	16,114
Total	169,287	255,055	348,587
INTEREST AND OTHER CHARGES			
Interest on long-term debt	500,898	506,089	498,451
Other interest - net	133,290	155,995	75,502
Allowance for borrowed funds used during construction	(25,267)	(25,032)	(23,931)
Preferred dividend requirements and other	19,969	25,105	27,783
Total	628,890	662,157	577,805
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	1,823,564	1,649,266	1,576,142
Income taxes	602,998	514,417	443,044
INCOME FROM CONTINUING OPERATIONS	1,220,566	1,134,849	1,133,098
LOSS FROM DISCONTINUED OPERATIONS			
(net of income tax expense of $67)	–	–	(496)
CONSOLIDATED NET INCOME	$ 1,220,566	$ 1,134,849	$ 1,132,602
Basic earnings per average common share:			
Continuing operations	$6.39	$5.77	$5.46
Discontinued operations	–	–	–
Basic earnings per average common share	$6.39	$5.77	$5.46
Diluted earnings per average common share:			
Continuing operations	$6.20	$5.60	$5.36
Discontinued operations	–	–	–
Diluted earnings per average common share	$6.20	$5.60	$5.36
Dividends declared per common share	$3.00	$2.58	$2.16
Basic average number of common shares outstanding	190,925,613	196,572,945	207,456,838
Diluted average number of common shares outstanding	201,011,588	202,780,283	211,452,455

See Notes to Financial Statements.

Consolidated Statements of Retained Earnings, Comprehensive Income and Paid-In Capital

In thousands, for the years ended December 31,	2008		2007		2006	
RETAINED EARNINGS						
Retained Earnings - Beginning of period	$6,735,965		$6,113,042		$5,433,931	
Add:						
Consolidated net income	1,220,566	$1,220,566	1,134,849	$1,134,849	1,132,602	$1,132,602
Adjustment related to FIN 48 implementation	-		(4,600)		-	
Total	1,220,566		1,130,249		1,132,602	
Deduct:						
Dividends declared on common stock	573,924		507,326		448,572	
Capital stock and other expenses	(112)		-		4,919	
Total	573,812		507,326		453,491	
Retained Earnings - End of period	$7,382,719		$6,735,965		$6,113,042	
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)						
Balance at beginning of period:						
Accumulated derivative instrument fair value changes	$ (12,540)		$ (105,578)		$ (392,614)	
Pension and other postretirement liabilities	(107,145)		(105,909)		-	
Net unrealized investment gains	121,611		104,551		67,923	
Foreign currency translation	6,394		6,424		3,217	
Minimum pension liability	-		-		(22,345)	
Total	8,320		(100,512)		(343,819)	
Net derivative instrument fair value changes arising during the period (net of tax expense of $78,837, $57,185, and $187,462)	133,370	133,370	93,038	93,038	287,036	287,036
Pension and other postretirement liabilities (net of tax expense (benefit) of ($68,076), $29,994, and ($92,419))	(125,087)	(125,087)	(1,236)	(1,236)	(75,805)	-
Net unrealized investment gains (net of tax expense (benefit) of ($108,049), $23,562, and $28,428)	(126,013)	(126,013)	17,060	17,060	36,628	36,628
Foreign currency translation (net of tax expense (benefit) of ($1,770), ($16), and $1,122)	(3,288)	(3,288)	(30)	(30)	3,207	3,207
Minimum pension liability (net of tax benefit of ($5,911))	-	-	-	-	(7,759)	(7,759)
Balance at end of period:						
Accumulated derivative instrument fair value changes	120,830		(12,540)		(105,578)	
Pension and other postretirement liabilities	(232,232)		(107,145)		(105,909)	
Net unrealized investment gains	(4,402)		121,611		104,551	
Foreign currency translation	3,106		6,394		6,424	
Total	$ (112,698)		$ 8,320		$ (100,512)	
Comprehensive Income		$1,099,548		$1,243,681		$1,451,714
PAID-IN CAPITAL						
Paid-in Capital - Beginning of period	$4,850,769		$4,827,265		$4,817,637	
Add:						
Common stock issuances related to stock plans	18,534		23,504		9,628	
Paid-in Capital - End of period	$4,869,303		$4,850,769		$4,827,265	

See Notes to Financial Statements.

Consolidated Balance Sheets

In thousands, as of December 31,	2008	2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents:		
Cash	$ 115,876	$ 126,652
Temporary cash investments - at cost, which approximates market	1,804,615	1,127,076
Total cash and cash equivalents	1,920,491	1,253,728
Securitization recovery trust account	12,062	19,273
Accounts receivable:		
Customer	734,204	610,724
Allowance for doubtful accounts	(25,610)	(25,789)
Other	206,627	303,060
Accrued unbilled revenues	282,914	288,076
Total accounts receivable	1,198,135	1,176,071
Deferred fuel costs	167,092	–
Accumulated deferred income taxes	7,307	38,117
Fuel inventory - at average cost	216,145	208,584
Materials and supplies - at average cost	776,170	692,376
Deferred nuclear refueling outage costs	221,803	172,936
System agreement cost equalization	394,000	268,000
Prepayments and other	247,184	129,162
Total	5,160,389	3,958,247
OTHER PROPERTY AND INVESTMENTS		
Investment in affiliates - at equity	66,247	78,992
Decommissioning trust funds	2,832,243	3,307,636
Non-utility property - at cost (less accumulated depreciation)	231,115	220,204
Other	107,939	82,563
Total	3,237,544	3,689,395
PROPERTY, PLANT AND EQUIPMENT		
Electric	34,495,406	32,959,022
Property under capital lease	745,504	740,095
Natural gas	303,769	300,767
Construction work in progress	1,712,761	1,054,833
Nuclear fuel under capital lease	465,374	361,502
Nuclear fuel	636,813	665,620
Total property, plant and equipment	38,359,627	36,081,839
Less - accumulated depreciation and amortization	15,930,513	15,107,569
Property, plant and equipment - net	22,429,114	20,974,270
DEFERRED DEBITS AND OTHER ASSETS		
Regulatory assets:		
SFAS 109 regulatory asset - net	581,719	595,743
Other regulatory assets	3,615,104	2,971,399
Deferred fuel costs	168,122	168,122
Goodwill	377,172	377,172
Other	1,047,654	908,654
Total	5,789,771	5,021,090
TOTAL ASSETS	$36,616,818	$33,643,002

See Notes to Financial Statements.

Consolidated Balance Sheets

In thousands, as of December 31,	2008	2007
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Currently maturing long-term debt	$ 544,460	$ 996,757
Notes payable	55,034	25,037
Accounts payable	1,475,745	1,031,300
Customer deposits	302,303	291,171
Taxes accrued	75,210	–
Interest accrued	187,310	187,968
Deferred fuel costs	183,539	54,947
Obligations under capital leases	162,393	152,615
Pension and other postretirement liabilities	46,288	34,795
System agreement cost equalization	460,315	268,000
Other	273,297	214,164
Total	3,765,894	3,256,754
NON-CURRENT LIABILITIES		
Accumulated deferred income taxes and taxes accrued	6,565,770	6,379,679
Accumulated deferred investment tax credits	325,570	343,539
Obligations under capital leases	343,093	220,438
Other regulatory liabilities	280,643	490,323
Decommissioning and asset retirement cost liabilities	2,677,495	2,489,061
Accumulated provisions	147,452	133,406
Pension and other postretirement liabilities	2,177,993	1,361,326
Long-term debt	11,174,289	9,728,135
Other	880,998	1,066,508
Total	24,573,303	22,212,415
Commitments and Contingencies		
Preferred stock without sinking fund	311,029	311,162
SHAREHOLDERS' EQUITY		
Common stock, $.01 par value, authorized 500,000,000 shares; issued 248,174,087 shares in 2008 and in 2007	2,482	2,482
Paid-in capital	4,869,303	4,850,769
Retained earnings	7,382,719	6,735,965
Accumulated other comprehensive income (loss)	(112,698)	8,320
Less - treasury stock, at cost (58,815,518 shares in 2008 and 55,053,847 shares in 2007)	4,175,214	3,734,865
Total	7,966,592	7,862,671
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$36,616,818	$33,643,002

See Notes to Financial Statements.

Consolidated Statements of Cash Flows

In thousands, for the years ended December 31,	2008	2007	2006
OPERATING ACTIVITIES			
Consolidated net income	$ 1,220,566	$ 1,134,849	$ 1,132,602
Adjustments to reconcile consolidated net income to net cash flow provided by operating activities:			
Reserve for regulatory adjustments	(8,285)	(15,574)	36,352
Other regulatory charges (credits) - net	59,883	54,954	(122,680)
Depreciation, amortization, and decommissioning	1,220,269	1,131,610	1,035,153
Deferred income taxes, investment tax credits, and non-current taxes accrued	333,948	476,241	738,643
Equity in earnings (loss) of unconsolidated equity affiliates - net of dividends	11,684	(3,176)	4,436
Changes in working capital:			
Receivables	78,653	(62,646)	408,042
Fuel inventory	(7,561)	(10,445)	13,097
Accounts payable	(23,225)	(103,048)	(83,884)
Taxes accrued	75,210	(187,324)	(835)
Interest accrued	(652)	11,785	5,975
Deferred fuel	(38,500)	912	582,947
Other working capital accounts	(72,372)	(73,269)	64,479
Provision for estimated losses and reserves	12,462	(59,292)	39,822
Changes in other regulatory assets	(324,211)	254,736	(454,458)
Changes in pensions and other postretirement liabilities	828,160	(56,224)	333,381
Other	(41,701)	65,681	(285,233)
Net cash flow provided by operating activities	3,324,328	2,559,770	3,447,839
INVESTING ACTIVITIES			
Construction/capital expenditures	(2,212,255)	(1,578,030)	(1,633,268)
Allowance for equity funds used during construction	44,523	42,742	39,894
Nuclear fuel purchases	(423,951)	(408,732)	(326,248)
Proceeds from sale/leaseback of nuclear fuel	297,097	169,066	135,190
Proceeds from sale of assets and businesses	30,725	13,063	77,159
Payment for purchase of plant	(266,823)	(336,211)	(88,199)
Insurance proceeds received for property damages	130,114	83,104	18,828
Changes in transition charge account	7,211	(19,273)	–
NYPA value sharing payment	(72,000)	–	–
Decrease (increase) in other investments	(72,833)	41,720	(6,353)
Proceeds from nuclear decommissioning trust fund sales	1,652,277	1,583,584	777,584
Investment in nuclear decommissioning trust funds	(1,704,181)	(1,708,764)	(884,123)
Other regulatory investments	–	–	(38,037)
Net cash flow used in investing activities	(2,590,096)	(2,117,731)	(1,927,573)

See Notes to Financial Statements.

Consolidated Statements of Cash Flows

In thousands, for the years ended December 31,	2008	2007	2006
FINANCING ACTIVITIES			
Proceeds from the issuance of:			
Long-term debt	3,456,695	2,866,136	1,837,713
Preferred equity	–	10,000	73,354
Common stock and treasury stock	34,775	78,830	70,455
Retirement of long-term debt	(2,486,806)	(1,369,945)	(1,804,373)
Repurchase of common stock	(512,351)	(1,215,578)	(584,193)
Redemption of preferred stock	–	(57,827)	(183,881)
Changes in short term borrowings - net	30,000	–	(15,000)
Dividends paid:			
Common stock	(573,045)	(507,327)	(448,954)
Preferred equity	(20,025)	(25,875)	(28,848)
Net cash flow used in financing activities	(70,757)	(221,586)	(1,083,727)
Effect of exchange rates on cash and cash equivalents	3,288	30	(3,207)
Net increase in cash and cash equivalents	666,763	220,483	433,332
Cash and cash equivalents at beginning of period	1,253,728	1,016,152	582,820
Effect of the reconsolidation of Entergy New Orleans on cash and cash equivalents	–	17,093	–
Cash and cash equivalents at end of period	$ 1,920,491	$ 1,253,728	$ 1,016,152
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid/(received) during the period for:			
Interest - net of amount capitalized	$ 612,288	$ 611,197	$ 514,189
Income taxes	$ 137,234	$ 376,808	$ (147,435)

See Notes to Financial Statements.

Notes to Consolidated Financial Statements

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements include the accounts of Entergy Corporation and its direct and indirect subsidiaries. As required by generally accepted accounting principles, all significant intercompany transactions have been eliminated in the consolidated financial statements. The Utility operating companies and many other Entergy subsidiaries maintain accounts in accordance with FERC and other regulatory guidelines. Certain previously reported amounts have been reclassified to conform to current classifications, with no effect on net income or shareholders' equity.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

In conformity with generally accepted accounting principles, the preparation of Entergy Corporation's consolidated financial statements and the separate financial statements of the Registrant Subsidiaries requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

REVENUES AND FUEL COSTS

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas generate, transmit, and distribute electric power primarily to retail customers in Arkansas, Louisiana, Louisiana, Mississippi, and Texas, respectively. Entergy Gulf States Louisiana also distributes gas to retail customers in and around Baton Rouge, Louisiana. Entergy New Orleans sells both electric power and gas to retail customers in the City of New Orleans, except for Algiers, where Entergy Louisiana is the electric power supplier. Entergy's Non-Utility Nuclear segment derives almost all of its revenue from sales of electric power generated by plants owned by the Non-Utility Nuclear segment.

Entergy recognizes revenue from electric power and gas sales when power or gas is delivered to customers. To the extent that deliveries have occurred but a bill has not been issued, Entergy's Utility operating companies accrue an estimate of the revenues for energy delivered since the latest billings. The Utility operating companies calculate the estimate based upon several factors including billings through the last billing cycle in a month, actual generation in the month, historical line loss factors, and prices in effect in Entergy's Utility operating companies' various jurisdictions. Changes are made to the inputs in the estimate as needed to reflect changes in billing practices. Each month the estimated unbilled revenue amounts are recorded as revenue and unbilled accounts receivable, and the prior month's estimate is reversed. Therefore, changes in price and volume differences resulting from factors such as weather affect the calculation of unbilled revenues from one period to the next, and may result in variability in reported revenues from one period to the next as prior estimates are reversed and new estimates recorded.

Entergy's Utility operating companies' rate schedules include either fuel adjustment clauses or fixed fuel factors, which allow either current recovery in billings to customers or deferral of fuel costs until the costs are billed to customers. Because the fuel adjustment clause mechanism allows monthly adjustments to recover fuel costs, Entergy New Orleans and, prior to 2006, Entergy Louisiana and Entergy Gulf States Louisiana include a component of fuel cost recovery in their unbilled revenue calculations. Effective January 1, 2006, however, for Entergy Louisiana and Entergy Gulf States Louisiana this fuel component of unbilled accounts receivable was reclassified to a deferred fuel asset and is no longer included in the unbilled revenue calculations, which is in accordance with regulatory treatment. Where the fuel component of revenues is billed based on a pre-determined fuel cost (fixed fuel factor), the fuel factor remains in effect until changed as part of a general rate case, fuel reconciliation, or fixed fuel factor filing. Entergy Mississippi's fuel factor includes an energy cost rider that is adjusted quarterly. In the case of Entergy Arkansas and Entergy Texas, a portion of their fuel under-recoveries is treated in the cash flow statements as regulatory investments because those companies are allowed by their regulatory jurisdictions to recover the fuel cost regulatory asset over longer than a twelve-month period, and the companies earn a carrying charge on the under-recovered balances.

System Energy's operating revenues are intended to recover from Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans operating expenses and capital costs attributable to Grand Gulf. The capital costs are computed by allowing a return on System Energy's common equity funds allocable to its net investment in Grand Gulf, plus System Energy's effective interest cost for its debt allocable to its investment in Grand Gulf.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment is stated at original cost. Depreciation is computed on the straight-line basis at rates based on the applicable estimated service lives of the various classes of property. For the Registrant Subsidiaries, the original cost of plant retired or removed, less salvage, is charged to accumulated depreciation. Normal maintenance, repairs, and minor replacement costs are charged to operating expenses. Substantially all of the Registrant Subsidiaries' plant is subject to mortgage liens.

Electric plant includes the portions of Grand Gulf and Waterford 3 that have been sold and leased back. For financial reporting purposes, these sale and leaseback arrangements are reflected as financing transactions.

Net property, plant, and equipment for Entergy (including property under capital lease and associated accumulated amortization) by business segment and functional category, as of December 31, 2008 and 2007, is shown below (in millions):

2008	Entergy	Utility	Non-Utility Nuclear	All Other
Production:				
Nuclear	$ 7,998	$ 5,468	$2,530	$ –
Other	1,944	1,723	–	221
Transmission	2,757	2,724	33	–
Distribution	5,361	5,361	–	–
Other	1,554	1,283	271	–
Construction work in progress	1,713	1,441	252	20
Nuclear fuel (leased and owned)	1,102	596	506	–
Property, plant, and equipment - net	**$22,429**	**$18,596**	**$3,592**	**$241**

Notes to Consolidated Financial Statements continued

2007	Entergy	Utility	Non-Utility Nuclear	All Other
Production:				
Nuclear	$ 8,031	$ 5,654	$2,377	$ –
Other	1,571	1,364	–	207
Transmission	2,569	2,539	30	–
Distribution	5,206	5,206	–	–
Other	1,626	1,341	254	31
Construction work in progress	1,060	859	192	9
Nuclear fuel (leased and owned)	911	400	511	–
Property, plant, and equipment - net	**$20,974**	**$17,363**	**$3,364**	**$247**

Depreciation rates on average depreciable property for Entergy approximated 2.7% in 2008, 2007, and 2006. Included in these rates are the depreciation rates on average depreciable utility property of 2.7% in 2008, 2.6% in 2007, and 2.6% in 2006 and the depreciation rates on average depreciable non-utility property of 3.7% in 2008, 3.6% in 2007, and 3.6% in 2006.

"Non-utility property - at cost (less accumulated depreciation)" for Entergy is reported net of accumulated depreciation of $185.8 million and $177.1 million as of December 31, 2008 and 2007, respectively.

Jointly-Owned Generating Stations

Certain Entergy subsidiaries jointly own electric generating facilities with affiliates or third parties. The investments and expenses associated with these generating stations are recorded by the Entergy subsidiaries to the extent of their respective undivided ownership interests. As of December 31, 2008, the subsidiaries' investment and accumulated depreciation in each of these generating stations were as follows (dollars in millions):

Generating Stations	Fuel Type	Total Megawatt Capability[1]	Ownership	Investment	Accumulated Depreciation
Utility Business:					
Entergy Arkansas					
Independence					
Unit 1	Coal	836	31.50%	$ 121	$ 88
Common Facilities	Coal		15.75%	$ 31	$ 22
White Bluff					
Units 1 and 2	Coal	1,655	57.00%	$ 483	$ 313
Entergy Gulf States Louisiana					
Roy S. Nelson					
Unit 6	Coal	550	40.25%	$ 234	$ 157
Big Cajun 2					
Unit 3	Coal	588	24.15%	$ 139	$ 86
Entergy Mississippi					
Independence					
Units 1 and 2 and Common Facilities	Coal	1,678	25.00%	$ 243	$ 128
Entergy Texas					
Roy S. Nelson					
Unit 6	Coal	550	29.75%	$ 173	$ 114
Big Cajun 2					
Unit 3	Coal	588	17.85%	$ 102	$ 62
System Energy					
Grand Gulf					
Unit 1	Nuclear	1,265	90.00%[2]	$3,794	$2,207
Non-Nuclear Wholesale Assets:					
Independence					
Unit 2	Coal	842	14.37%	$ 73	$ 37
Common Facilities	Coal		7.18%	$ 15	$ 14
Harrison County	Gas	550	60.90%	$ 212	$ 24

(1) "Total Megawatt Capability" is the dependable load carrying capability as demonstrated under actual operating conditions based on the primary fuel (assuming no curtailments) that each station was designed to utilize.

(2) Includes an 11.5% leasehold interest held by System Energy. System Energy's Grand Gulf lease obligations are discussed in Note 10 to the financial statements.

Nuclear Refueling Outage Costs

Nuclear refueling outage costs are deferred during the outage and amortized over the estimated period to the next outage because these refueling outage expenses are incurred to prepare the units to operate for the next operating cycle without having to be taken off line. Prior to 2006, River Bend's costs were accrued in advance of the outage and included in the cost of service used to establish retail rates. Entergy Gulf States Louisiana relieved the accrued liability when it incurred costs during the next River Bend outage. In 2006, Entergy Gulf States Louisiana adopted FASB Staff Position (FSP) No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities," for its River Bend nuclear refueling outage costs and now accounts for these costs in the same manner as Entergy's other subsidiaries. Adoption of FSP No. AUG AIR-1 resulted in an immaterial retrospective adjustment to Entergy's and Entergy Gulf States Louisiana's retained earnings balance.

Allowance for Funds Used During Construction (AFUDC)

AFUDC represents the approximate net composite interest cost of borrowed funds and a reasonable return on the equity funds used for construction by the Registrant Subsidiaries. AFUDC increases both the plant balance and earnings and is realized in cash through depreciation provisions included in rates.

Income Taxes

Entergy Corporation and the majority of its subsidiaries file a United States consolidated federal income tax return. Income taxes are allocated to the subsidiaries in proportion to their contribution to consolidated taxable income. In accordance with SFAS 109, "Accounting for Income Taxes," deferred income taxes are recorded for all temporary differences between the book and tax basis of assets and liabilities, and for certain credits available for carryforward. Entergy Louisiana, formed December 31, 2005, was not a member of the consolidated group in 2006 and 2007 and filed a separate federal income tax return. Beginning January 1, 2008, Entergy Louisiana joined the Entergy consolidated federal income tax return.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the period in which the tax or rate was enacted.

Investment tax credits are deferred and amortized based upon the average useful life of the related property, in accordance with ratemaking treatment.

Notes to Consolidated Financial Statements continued

EARNINGS PER SHARE

The following table presents Entergy's basic and diluted earnings per share calculation included on the consolidated statements of income (in millions, except per share data):

For the Years Ended December 31,	2008 Income	2008 Shares	2008 $/share	2007 Income	2007 Shares	2007 $/share	2006 Income	2006 Share	2006 $/share
Basic earnings per share									
Income from continuing operations	$1,220.6	190.9	$6.39	$1,134.8	196.6	$5.77	$1,133.1	207.5	$5.46
Average dilutive effect of:									
Stock options	–	4.1	(0.132)	–	5.0	(0.142)	–	3.8	(0.098)
Equity units	24.7	6.0	(0.065)	–	1.1	(0.033)	–	–	–
Deferred units		–	(0.001)	–	0.1	(0.003)	–	0.2	(0.005)
Diluted earnings per share	**$1,245.3**	**201.0**	**$6.20**	**$1,134.8**	**202.8**	**$5.60**	**$1,133.1**	**211.5**	**$5.36**
Basic earnings per share									
Consolidated net income	$1,220.6	190.9	$6.39	$1,134.8	196.6	$5.77	$1,132.6	207.5	$5.46
Average dilutive effect of:									
Stock options	–	4.1	(0.132)	–	5.0	(0.142)	–	3.8	(0.098)
Equity units	24.7	6.0	(0.065)	–	1.1	(0.033)	–	–	–
Deferred units		–	(0.001)	–	0.1	(0.003)	–	0.2	(0.005)
Diluted earnings per share	**$1,245.3**	**201.0**	**$6.20**	**$1,134.8**	**202.8**	**$5.60**	**$1,132.6**	**211.5**	**$5.36**

The calculation of diluted earnings per share excluded 3,326,835 options outstanding at December 31, 2008 that could potentially dilute basic earnings per share in the future. Those options were not included in the computation of diluted earnings per share because the exercise price of those options exceeded the average market price for the year. All options to purchase common stock shares in 2007 and 2006 were included in the computation of diluted earnings per share because the common share average market price at the end of 2007 and 2006 was greater than the exercise prices of all of the options outstanding.

Entergy had 10,000,000 equity units outstanding as of December 31, 2008 that obligated the holders to purchase a certain number of shares of Entergy common stock for a stated price no later than February 17, 2009. Under the terms of the purchase contracts, Entergy attempted to remarket the notes payable associated with the equity units in February 2009 but was unsuccessful, the note holders put the notes to Entergy, Entergy retired the notes, and Entergy issued 6,598,000 shares of common stock in the settlement of the purchase contracts. The equity units were not included in the calculation of diluted earnings per share at December 31, 2006 because Entergy's average stock price for the year was less than the threshold appreciation price of the equity units.

STOCK-BASED COMPENSATION PLANS

Entergy grants stock options to key employees of the Entergy subsidiaries, which is described more fully in Note 12 to the financial statements. Effective January 1, 2003, Entergy prospectively adopted the fair value based method of accounting for stock options prescribed by SFAS 123, "Accounting for Stock-Based Compensation." Awards under Entergy's plans generally vest over three years. Stock-based compensation expense included in consolidated net income, net of related tax effects, for 2008 is $10.7 million, for 2007 is $8.9 million, and for 2006 is $6.8 million for Entergy's stock options granted.

APPLICATION OF SFAS 71

Entergy's Utility operating companies and System Energy currently account for the effects of regulation pursuant to SFAS 71, "Accounting for the Effects of Certain Types of Regulation." This statement applies to the financial statements of a rate-regulated enterprise that meets three criteria. The enterprise must have rates that (i) are approved by a body empowered to set rates that bind customers (its regulator); (ii) are cost-based; and (iii) can be charged to and collected from customers. These criteria may also be applied to separable portions of a utility's business, such as the generation or transmission functions, or to specific classes of customers. If an enterprise meets these criteria, it capitalizes costs that would otherwise be charged to expense if the rate actions of its regulator make it probable that those costs will be recovered in future revenue. Such capitalized costs are reflected as regulatory assets in the accompanying financial statements. SFAS 71 requires that rate-regulated enterprises continue to assess the probability of recovering their regulatory assets. When an enterprise concludes that recovery of a regulatory asset is no longer probable, the regulatory asset must be removed from the entity's balance sheet.

SFAS 101, "Accounting for the Discontinuation of Application of FASB Statement No. 71," specifies how an enterprise that ceases to meet the criteria for application of SFAS 71 for all or part of its operations should report that event in its financial statements. In general, SFAS 101 requires that the enterprise report the discontinuation of the application of SFAS 71 by eliminating from its balance sheet all regulatory assets and liabilities related to the applicable operations. Additionally, if it is determined that a regulated enterprise is no longer recovering all of its costs and therefore no longer qualifies for SFAS 71 accounting, it is possible that an impairment may exist that could require further write-offs of plant assets.

FASB's Emerging Issues Task Force (EITF) 97-4: "Deregulation of the Pricing of Electricity - Issues Related to the Application of FASB Statements No. 71 and 101" specifies that SFAS 71 should be discontinued at a date no later than when the effects of a transition to competition plan for all or a portion of the entity subject to such plan are reasonably determinable. Additionally, EITF 97-4 promulgates that regulatory assets to be recovered through cash flows derived from another portion of the entity that continues to apply SFAS 71 should not be written off; rather, they should be considered regulatory assets of the portion of the entity that will continue to apply SFAS 71.

During 2005 and 2006, Entergy filed notices with the FERC to withdraw its market-based rate authority for wholesale transactions in the Entergy control area and submitted new cost-based rates to the FERC for approval. During the second quarter 2006, the FERC issued an order accepting the cost-based rates filed by Entergy. Prior to this FERC decision, Entergy Gulf States, Inc. did not apply regulatory accounting principles to its wholesale jurisdiction. The FERC decision in the second quarter 2006 resulted in Entergy Gulf States, Inc. meeting the three SFAS 71 criteria discussed above for its wholesale jurisdiction and, therefore, Entergy Gulf States, Inc. reinstated the application of regulatory accounting principles to its wholesale business. Reinstatement of regulatory accounting principles resulted in a credit to miscellaneous income in 2006 of approximately $4.5 million for Entergy Gulf States Louisiana and $3.3 million for Entergy Texas.

See Note 2 to the financial statements for discussion of transition to competition activity in the retail regulatory jurisdictions served by Entergy's Utility operating companies.

CASH AND CASH EQUIVALENTS

Entergy considers all unrestricted highly liquid debt instruments with an original or remaining maturity of three months or less at date of purchase to be cash equivalents.

Notes to Consolidated Financial Statements continued

INVESTMENTS

Entergy applies the provisions of SFAS 115, "Accounting for Investments for Certain Debt and Equity Securities," in accounting for investments in decommissioning trust funds. As a result, Entergy records the decommissioning trust funds on the balance sheet at their fair value. Because of the ability of the Registrant Subsidiaries to recover decommissioning costs in rates and in accordance with the regulatory treatment for decommissioning trust funds, the Registrant Subsidiaries have recorded an offsetting amount of unrealized gains/(losses) on investment securities in other regulatory liabilities/assets. For the nonregulated portion of River Bend, Entergy Gulf States Louisiana has recorded an offsetting amount of unrealized gains/(losses) in other deferred credits. Decommissioning trust funds for Pilgrim, Indian Point 2, Vermont Yankee, and Palisades do not receive regulatory treatment. Accordingly, unrealized gains recorded on the assets in these trust funds are recognized in the accumulated other comprehensive income component of shareholders' equity because these assets are classified as available for sale. Unrealized losses (where cost exceeds fair market value) on the assets in these trust funds are also recorded in the accumulated other comprehensive income component of shareholders' equity unless the unrealized loss is other than temporary and therefore recorded in earnings. The assessment of whether an investment has suffered an other than temporary impairment is based on a number of factors including, first, whether Entergy has the ability and intent to hold the investment to recover its value, the duration and severity of any losses, and, then, whether it is expected that the investment will recover its value within a reasonable period of time. See Note 17 to the financial statements for details on the decommissioning trust funds and the other than temporary impairments recorded in 2008.

EQUITY METHOD INVESTEES

Entergy owns investments that are accounted for under the equity method of accounting because Entergy's ownership level results in significant influence, but not control, over the investee and its operations. Entergy records its share of earnings or losses of the investee based on the change during the period in the estimated liquidation value of the investment, assuming that the investee's assets were to be liquidated at book value. In accordance with this method, earnings are allocated to owners or members based on what each partner would receive from its capital account if, hypothetically, liquidation were to occur at the balance sheet date and amounts distributed were based on recorded book values. Entergy discontinues the recognition of losses on equity investments when its share of losses equals or exceeds its carrying amount for an investee plus any advances made or commitments to provide additional financial support. See Note 14 to the financial statements for additional information regarding Entergy's equity method investments.

DERIVATIVE FINANCIAL INSTRUMENTS AND COMMODITY DERIVATIVES

SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," requires that all derivatives be recognized in the balance sheet, either as assets or liabilities, at fair value, unless they meet the normal purchase, normal sales criteria. The changes in the fair value of recognized derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction.

Contracts for commodities that will be delivered in quantities expected to be used or sold in the ordinary course of business, including certain purchases and sales of power and fuel, are not classified as derivatives. These contracts are exempted under the normal purchase, normal sales criteria of SFAS 133. Revenues and expenses from these contracts are reported on a gross basis in the appropriate revenue and expense categories as the commodities are received or delivered.

For other contracts for commodities in which Entergy is hedging the variability of cash flows related to a variable-rate asset, liability, or forecasted transactions that qualify as cash flow hedges, the changes in the fair value of such derivative instruments are reported in other comprehensive income. To qualify for hedge accounting, the relationship between the hedging instrument and the hedged item must be documented to include the risk management objective and strategy and, at inception and on an ongoing basis, the effectiveness of the hedge in offsetting the changes in the cash flows of the item being hedged. Gains or losses accumulated in other comprehensive income are reclassified as earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item. The ineffective portions of all hedges are recognized in current-period earnings.

Entergy has determined that contracts to purchase uranium do not meet the definition of a derivative under SFAS 133 because they do not provide for net settlement and the uranium markets are not sufficiently liquid to conclude that forward contracts are readily convertible to cash. If the uranium markets do become sufficiently liquid in the future and Entergy begins to account for uranium purchase contracts as derivative instruments, the fair value of these contracts would be accounted for consistent with Entergy's other derivative instruments.

FAIR VALUES

The estimated fair values of Entergy's financial instruments and derivatives are determined using bid prices and market quotes. Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts that Entergy could realize in a current market exchange. Gains or losses realized on financial instruments held by regulated businesses may be reflected in future rates and therefore do not accrue to the benefit or detriment of stockholders. Entergy considers the carrying amounts of most financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments. Effective January 1, 2008, Entergy and the Registrant Subsidiaries adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 generally does not require any new fair value measurements. However, in some cases, the application of SFAS 157 in the future may change Entergy's and the Registrant Subsidiaries' practice for measuring and disclosing fair values under other accounting pronouncements that require or permit fair value measurements. See Note 16 to the financial statements for a discussion of the implementation of SFAS 157.

IMPAIRMENT OF LONG-LIVED ASSETS

Entergy periodically reviews long-lived assets held in all of its business segments whenever events or changes in circumstances indicate that recoverability of these assets is uncertain. Generally, the determination of recoverability is based on the undiscounted net cash flows expected to result from such operations and assets. Projected net cash flows depend on the future operating costs associated with the assets, the efficiency and availability of the assets and generating units, and the future market and price for energy over the remaining life of the assets.

RIVER BEND AFUDC

The River Bend AFUDC gross-up is a regulatory asset that represents the incremental difference imputed by the LPSC between the AFUDC actually recorded by Entergy Gulf States Louisiana on a net-of-tax basis during the construction of River Bend and what the AFUDC would have been on a pre-tax basis. The imputed amount was only calculated on that portion of River Bend that the LPSC allowed in rate base and is being amortized through August 2025.

Notes to Consolidated Financial Statements continued

REACQUIRED DEBT

The premiums and costs associated with reacquired debt of Entergy's Utility operating companies and System Energy (except that portion allocable to the deregulated operations of Entergy Gulf States Louisiana) are included in regulatory assets and are being amortized over the life of the related new issuances, in accordance with ratemaking treatment.

TAXES IMPOSED ON REVENUE-PRODUCING TRANSACTIONS

Governmental authorities assess taxes that are both imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer, including, but not limited to, sales, use, value added, and some excise taxes. Entergy presents these taxes on a net basis, excluding them from revenues, unless required to report them differently by a regulatory authority.

NEW ACCOUNTING PRONOUNCEMENTS

The FASB issued Statement of Financial Accounting Standards No. 141(R), "Business Combinations" (SFAS 141(R)) during the fourth quarter 2007. The significant provisions of SFAS 141R are that: (i) assets, liabilities and non-controlling (minority) interests will be measured at fair market value; (ii) costs associated with the acquisition such as transaction-related costs or restructuring costs will be separately recorded from the acquisition and expensed as incurred; (iii) any excess of fair market value of the assets, liabilities and minority interests acquired over the fair market value of the purchase price will be recognized as a bargain purchase and a gain recorded at the acquisition date; and (iv) contractual contingencies resulting in potential future assets or liabilities may be recorded at fair market value at the date of acquisition if certain criteria are met. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply SFAS 141(R) before that date.

The FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS 160) during the fourth quarter 2007. SFAS 160 enhances disclosures and affects the presentation of minority interests in the balance sheet, income statement and statement of comprehensive income. SFAS 160 will also require a parent to record a gain or loss when a subsidiary in which it retains a minority interest is deconsolidated from the parent company. SFAS 160 applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply SFAS 160 before that date. Pursuant to SFAS 160, beginning in 2009, Entergy will prospectively reclassify as equity its subsidiary preferred stock without sinking fund.

In March 2008 the FASB issued Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133" (SFAS 161), which requires enhanced disclosures about an entity's derivative and hedging activities. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

NOTE 2. RATE AND REGULATORY MATTERS

REGULATORY ASSETS

Hurricane Gustav and Hurricane Ike

In September 2008, Hurricane Gustav and Hurricane Ike caused catastrophic damage to portions of Entergy's service territories in Louisiana and Texas, and to a lesser extent in Arkansas and Mississippi. Entergy has recorded the estimated costs incurred, including payments already made, that were necessary to return customers to service. Entergy has recorded approximately $746 million against its storm damage provisions or as regulatory assets and approximately $484 million in construction expenditures. Entergy recorded the regulatory assets in accordance with its accounting policies and based on the historic treatment of such costs in its service territories (except for Entergy Arkansas because it discontinued regulatory storm reserve accounting in July 2007 as a result of an APSC order), because management believes that recovery through some form of regulatory mechanism is probable. Because Entergy has not gone through the regulatory process regarding these storm costs, however, there is an element of risk, and Entergy is unable to predict with certainty the degree of success it may have in its recovery initiatives, the amount of restoration costs that it may ultimately recover, or the timing of such recovery.

Other Regulatory Assets

The Utility business is subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Regulatory assets represent probable future revenues associated with certain costs that are expected to be recovered from customers through the ratemaking process. In addition to the regulatory assets that are specifically disclosed on the face of the balance sheets, the table below provides detail of "Other regulatory assets" that are included on Entergy's and the Registrant Subsidiaries' balance sheets as of December 31, 2008 and 2007 (in millions):

Entergy

	2008	2007
Asset retirement obligation - recovery dependent upon timing of decommissioning (Note 9)[b]	$ 371.2	$ 334.9
Deferred capacity - recovery timing will be determined by the LPSC in the formula rate plan filings (Note 2 - Retail Rate Proceedings - Filings with the LPSC)	48.4	86.4
Deferred fuel - non-current - recovered through rate riders when rates are redetermined periodically (Note 2 - Fuel and Purchased Power Cost Recovery)	20.7	32.8
Gas hedging costs - recovered through fuel rates	66.8	9.7
Pension & postretirement costs (Note 11 - Qualified Pension Plans, Other Postretirement Benefits, and Non-Qualified Pension Plans)[b]	1,468.6	675.1
Postretirement benefits - recovered through 2012 (Note 11 - Other Postretirement Benefits)[b]	9.6	12.0
Provision for storm damages, including hurricane costs - recovered through securitization, insurance proceeds, and retail rates (Note 2 - Hurricane Gustav and Hurricane Ike and Storm Cost Recovery Filings with Retail Regulators)[c]	1,163.4	1,339.8
Removal costs - recovered through depreciation rates (Note 9)[b]	63.9	-
River Bend AFUDC - recovered through August 2025 (Note 1 - River Bend AFUDC)	29.9	31.8
Sale-leaseback deferral - recovered through June 2014 (Note 10 - Sale and Leaseback Transactions - Grand Gulf Lease Obligations)[c]	91.0	103.9
Spindletop gas storage facility - recovered through December 2032[a]	35.8	37.4
Transition to competition - recovered through February 2021 (Note 2 - Retail Rate Proceedings - Filings with the PUCT and Texas Cities)	107.6	112.9
Unamortized loss on reacquired debt - recovered over term of debt	124.0	137.1
Other	14.2	57.6
Total	**$3,615.1**	**$2,971.4**

(a) *The jurisdictional split order assigned the regulatory asset to Entergy Texas. The regulatory asset, however, is being recovered and amortized at Entergy Gulf States Louisiana. As a result, a billing will occur monthly over the same term as the recovery and receipts will be submitted to Entergy Texas. Entergy Texas has recorded a receivable from Entergy Gulf States Louisiana and Entergy Gulf States Louisiana has recorded a corresponding payable.*

(b) *Does not earn a return on investment, but is offset by related liabilities.*

(c) *Does not earn a return on investment at this time. For the provision for storm damages, this only applies to Entergy Texas' storm damages for Hurricane Gustav and Hurricane Ike, approximately $358 million, and Entergy New Orleans' storm damages for Hurricane Gustav of approximately $18 million. Other provision for storm damages amounts earn a return on investment.*

Notes to Consolidated Financial Statements *continued*

Fuel and Purchased Power Cost Recovery

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and Entergy Texas are allowed to recover certain fuel and purchased power costs through fuel mechanisms included in electric and gas rates that are recorded as fuel cost recovery revenues. The difference between revenues collected and the current fuel and purchased power costs is recorded as "Deferred fuel costs" on the Utility operating companies' financial statements. The table below shows the amount of deferred fuel costs as of December 31, 2008 and 2007, that Entergy expects to recover (or return to customers) through fuel mechanisms, subject to subsequent regulatory review (in millions):

	2008	2007
Entergy Arkansas	$119.1	$114.8
Entergy Gulf States Louisiana[(a)]	$ 8.1	$105.8
Entergy Louisiana[(a)]	$(23.6)	$ 19.2
Entergy Mississippi	$ 5.0	$(76.6)
Entergy New Orleans	$ 21.8	$ 17.3
Entergy Texas	$ 21.2	$ (67.3)

(a) 2008 and 2007 include $100.1 million for Entergy Gulf States Louisiana and $68 million for Entergy Louisiana of fuel, purchased power, and capacity costs that are expected to be recovered over a period greater than twelve months.

Entergy Arkansas

Production Cost Allocation Rider

In its June 2007 decision on Entergy Arkansas' August 2006 rate filing, discussed below in "Retail Rate Proceedings," the APSC approved a production cost allocation rider for recovery from customers of the retail portion of the costs allocated to Entergy Arkansas as a result of the System Agreement proceedings, but set a termination date of December 31, 2008 for the rider. These costs cause an increase in Entergy Arkansas' deferred fuel cost balance, because Entergy Arkansas pays them over seven months but collects them from customers over twelve months. In December 2007, the APSC issued a subsequent order stating the production cost allocation rider will remain in effect, and any future termination of the rider will be subject to eighteen months advance notice by the APSC, which would occur following notice and hearing. On March 18, 2008, the Arkansas attorney general and the AEEC filed a notice of appeal of the December 2007 APSC order. The appellants' and appellees' briefs have been filed with the court of appeals.

In June 2008, Entergy Arkansas filed with the APSC its annual redetermination of the production cost allocation rider. The redetermination resulted in a slight increase in the rates beginning with the first billing cycle of July 2008.

Energy Cost Recovery Rider

Entergy Arkansas' retail rates include an energy cost recovery rider. In December 2007, the APSC issued an order stating that Entergy Arkansas' energy cost recovery rider will remain in effect, and any future termination of the rider will be subject to eighteen months advance notice by the APSC, which would occur following notice and hearing. On March 18, 2008, the Arkansas attorney general and the AEEC filed a notice of appeal of the December 2007 APSC order. The appellants' and appellees' briefs have been filed with the court of appeals.

In March 2008, Entergy Arkansas filed with the APSC its annual energy cost rate for the period April 2008 through March 2009. The filed energy cost rate increased from $0.01179/kWh to $0.01869/kWh. The increase was caused by the following: 1) all three of the nuclear power plants from which Entergy Arkansas obtains power, Arkansas Nuclear One (ANO) 1 and 2 and Grand Gulf, were scheduled to have refueling outages in 2008, and the energy cost rate is adjusted to account for the replacement power costs expected to be incurred while these units were down; 2) Entergy Arkansas has a deferred fuel cost balance from under-recovered fuel costs at December 31, 2007; and 3) fuel and purchased power prices have increased.

In August 2008, as provided for by its energy cost recovery rider, Entergy Arkansas filed with the APSC an interim revision to its energy cost rate. The revised energy cost rate is an increase from $0.01869/kWh to $0.02456/kWh. The increase was caused by the continued increase in natural gas and purchased power prices from the levels used in setting the rate in March 2008. The interim revised energy cost rate went into effect for the first billing cycle of September 2008. In October 2008 the APSC issued an order that requires Entergy Arkansas to file for investigative purposes only monthly updates of its actual and projected over/under-recovery of fuel and purchased power costs. The APSC order also states that the interim revised energy cost rate will remain in effect pending further investigation and order of the APSC, and the APSC reserves the right after notice and hearing to prospectively modify the energy cost rate.

APSC Investigations

In September 2005, Entergy Arkansas filed with the APSC an interim energy cost rate per the energy cost recovery rider, which provides for an interim adjustment should the cumulative over- or under-recovery for the energy period exceed 10 percent of the energy costs for that period. As of the end of July 2005, the cumulative under-recovery of fuel and purchased power expenses had exceeded the 10 percent threshold due to increases in purchased power expenditures resulting from higher natural gas prices. The interim cost rate of $0.01900 per kWh became effective the first billing cycle in October 2005.

In early October 2005, the APSC initiated an investigation into Entergy Arkansas' interim energy cost rate. The investigation is focused on Entergy Arkansas' 1) gas contracting, portfolio, and hedging practices; 2) wholesale purchases during the period; 3) management of the coal inventory at its coal generation plants; and 4) response to the contractual failure of the railroads to provide coal deliveries. In March 2006, the APSC extended its investigation to cover the costs included in Entergy Arkansas' March 2006 filing that requested an energy cost rate of $0.02827 per kWh, suspended implementation of the $0.02827 per kWh energy cost rate, and ordered that the $0.01900 per kWh interim rate remain in effect pending the APSC proceedings on the energy cost recovery filings. On April 7, 2006, the APSC issued a show cause order in the investigation proceeding that ordered Entergy Arkansas to file a cost of service study by June 8, 2006. The order also directed Entergy Arkansas to file testimony to support the cost of service study, to support the $0.02827 per kWh cost rate, and to address the general topic of elimination of the energy cost recovery rider.

In June 2006, Entergy Arkansas filed a cost of service study and testimony supporting the redetermined energy cost rate of $0.02827 per kWh and testimony addressing the prospective elimination of the energy cost recovery rider as ordered by the APSC. Entergy Arkansas also filed a motion with the APSC seeking again to implement the redetermined energy cost rate of $0.02827 per kWh. After a hearing, the APSC approved Entergy Arkansas' request and the redetermined rate was implemented in July 2006, subject to refund pending the outcome of the APSC energy cost recovery investigation. A hearing was held in the APSC energy cost recovery investigation in October 2006.

In January 2007, the APSC issued an order in its review of Entergy Arkansas' September 2005 interim rate. The APSC found that Entergy Arkansas failed to maintain an adequate coal inventory level going into the summer of 2005 and that Entergy Arkansas should be responsible for any incremental energy costs resulting from two outages caused by employee and contractor error. The coal plant generation curtailments were caused by railroad delivery problems and Entergy has since resolved litigation with the railroad regarding the delivery problems. The APSC staff was directed to perform an analysis with Entergy Arkansas' assistance to determine the additional fuel and purchased energy costs associated with these findings and file the analysis within 60 days of the order. After a final determination of the costs is made by the APSC, Entergy Arkansas would be directed to refund that amount with interest to its customers as a credit on the energy cost recovery rider. The order also stated that the APSC would address any additional issues regarding the energy cost recovery rider in Entergy Arkansas' rate case filed in August 2006. Entergy Arkansas requested rehearing of the order. In March 2007, in order to allow further consideration by the APSC, the APSC granted Entergy Arkansas' petition for rehearing and for stay of the APSC order.

In October 2008, Entergy Arkansas filed a motion to lift the stay and to rescind the APSC's January 2007 order in light of the arguments advanced in Entergy Arkansas' rehearing petition and because the value for the Entergy Arkansas' customers obtained through the resolved railroad litigation is significantly greater than the incremental cost of actions identified by the APSC as imprudent. The APSC staff, the AEEC, and the Arkansas attorney general support the lifting of the stay but request additional proceedings. In December 2008, the APSC denied the motion to lift the stay pending resolution of Entergy Arkansas' rehearing request and of the unresolved issues in the proceeding. The APSC also established a separate docket to consider the resolved railroad litigation, but a procedural schedule has not been established in the new docket at this time. The APSC ordered the parties to submit their unresolved issues list in the pending proceeding, which the parties have done. The unresolved issues will not be relitigated but will be decided by the APSC based upon the evidence already submitted in the proceeding.

Entergy Gulf States Louisiana and Entergy Louisiana

In Louisiana, Entergy Gulf States Louisiana and Entergy Louisiana recover electric fuel and purchased power costs for the upcoming month based upon the level of such costs from the prior month. Entergy Gulf States Louisiana's purchased gas adjustments include estimates for the billing month adjusted by a surcharge or credit that arises from an annual reconciliation of fuel costs incurred with fuel cost revenues billed to customers, including carrying charges.

In August 2000, the LPSC authorized its staff to initiate a proceeding to audit the fuel adjustment clause filings of Entergy Louisiana pursuant to a November 1997 LPSC general order. The time period that is the subject of the audit is January 1, 2000 through December 31, 2001. In September 2003, the LPSC staff issued its audit report and recommended a disallowance with regard to an alleged failure to uprate Waterford 3 in a timely manner. This issue was resolved with a March 2005 global settlement. Subsequent to the issuance of the audit report, the scope of this docket was expanded to include a review of annual reports on fuel and purchased power transactions with affiliates and a prudence review of transmission planning issues and to include the years 2002 through 2004. Hearings were held in November 2006. In May 2008 the ALJ issued a final recommendation that found in Entergy Louisiana's favor on the issues, except for the disallowance of hypothetical SO_2 allowance costs included in affiliate purchases. The ALJ recommended a refund of the SO_2 allowance costs collected to date and a realignment of these costs into base rates prospectively with an amortization of the refunded amount through base rates over a five-year period. The LPSC issued an order in December 2008 affirming the ALJ's recommendation. Entergy Louisiana recorded a provision for the disallowance, including interest, and will refund approximately $7 million to customers in 2009.

In January 2003, the LPSC authorized its staff to initiate a proceeding to audit the fuel adjustment clause filings of Entergy Gulf States Louisiana and its affiliates pursuant to a November 1997 LPSC general order. The audit will include a review of the reasonableness of charges flowed by Entergy Gulf States Louisiana through its fuel adjustment clause in Louisiana for the period January 1, 1995 through December 31, 2002. Discovery is underway, but a detailed procedural schedule extending beyond the discovery stage has not yet been established, and the LPSC staff has not yet issued its audit report. In June 2005, the LPSC expanded the audit period to include the years through 2004.

Entergy Mississippi

Entergy Mississippi's rate schedules include an energy cost recovery rider which is adjusted quarterly to reflect accumulated over- or under-recoveries from the second prior quarter.

In July 2008 the MPSC began a proceeding to investigate the fuel procurement practices and fuel adjustment schedules of the Mississippi utility companies, including Entergy Mississippi. A two-day public hearing was held in July 2008, and after a recess during which the MPSC reviewed information, the hearing resumed on August 5, 2008, for additional testimony by an expert witness retained by the MPSC. The MPSC's witness presented testimony regarding a review of the utilities' fuel adjustment clauses. The MPSC stated that the goal of the proceeding is fact-finding so that the MPSC may decide whether to amend the current fuel cost recovery process. In February 2009, the MPSC published a final report of its expert witness, which discussed Entergy Mississippi's fuel procurement activities and made recommendations regarding fuel recovery practices in Mississippi.

In addition, in October 2008 the MPSC issued a subpoena to Entergy Mississippi and Entergy Services requesting documents associated with fuel adjustment clause litigation in Louisiana involving Entergy Louisiana and Entergy New Orleans, and in January 2009 issued an order requiring Entergy Mississippi to provide additional information related to the long-term Evangeline gas contract that had been an issue in the fuel adjustment clause litigation in Louisiana. Entergy Mississippi and Entergy Services filed a response to the MPSC order stating that gas from the Evangeline gas contract had been sold into the Entergy System exchange and had an effect on the costs paid by Entergy Mississippi's customers. The MPSC's investigation is ongoing.

In addition, in January 2009 the MPSC issued an order declining to adopt the Public Utilities Staff's annual fuel audit report. Among other things, the order stated that the MPSC will open a rulemaking to define what constitutes efficient and economical procurement and use of energy; establish guidelines for defining what elements constitute a just and reasonable fuel adjustment clause; and establish guidelines for making the required review of fuel adjustment clauses. In the order, the MPSC also requested that the legislature extend the deadline for certification of this

Notes to Consolidated Financial Statements continued

annual fuel audit by one year, while it seeks approval to conduct an independent audit and assessment of Entergy Mississippi's practices for economical purchases and use of fuel and electric energy.

Mississippi Attorney General Complaint

The Mississippi attorney general filed a complaint in state court in December 2008 against Entergy Corporation, Entergy Mississippi, Entergy Services, and Entergy Power alleging, among other things, violations of Mississippi statutes, fraud, and breach of good faith and fair dealing, and requesting an accounting and restitution. The litigation is wide ranging and relates to tariffs and procedures under which Entergy Mississippi purchases power not generated in Mississippi to meet electricity demand. Entergy believes the complaint is unfounded. On December 29, 2008, the defendant Entergy companies filed to remove the attorney general's suit to U.S. District Court (the forum that Entergy believes is appropriate to resolve the types of federal issues raised in the suit), where it is currently pending, and additionally answered the complaint and filed a counter-claim for relief based upon the Mississippi Public Utilities Act and the Federal Power Act. The Mississippi attorney general has filed a pleading seeking to remand the matter to state court.

Entergy New Orleans

Entergy New Orleans' electric rate schedules include a fuel adjustment tariff designed to reflect no more than targeted fuel and purchased power costs, adjusted by a surcharge or credit for deferred fuel expense arising from the monthly reconciliation of actual fuel and purchased power costs incurred with fuel cost revenues billed to customers, including carrying charges. In June 2006, the City Council authorized the recovery of all Grand Gulf costs through Entergy New Orleans' fuel adjustment clause (a significant portion of Grand Gulf costs was previously recovered through base rates), and continued that authorization in approving the October 2006 formula rate plan filing settlement.

Entergy New Orleans' gas rate schedules include an adjustment to reflect estimated gas costs for the billing month, adjusted by a surcharge or credit similar to that included in the electric fuel adjustment clause, including carrying charges. In October 2005, the City Council approved modification of the gas cost collection mechanism effective November 2005 in order to address concerns regarding its fluctuations, particularly during the winter heating season. The modifications are intended to minimize fluctuations in gas rates during the winter months.

Entergy Texas

Entergy Texas' rate schedules include a fixed fuel factor to recover fuel and purchased power costs, including carrying charges, not recovered in base rates. The fixed fuel factor formula was revised and approved by a PUCT order in August 2006. The new formula was implemented in September 2006. Under the new methodology, semi-annual revisions of the fixed fuel factor will continue to be made in March and September based on the market price of natural gas and changes in fuel mix. Entergy Texas will likely continue to use this methodology until the start of retail open access, which has been delayed. The amounts collected under Entergy Texas' fixed fuel factor and any interim surcharge or refund implemented until the date retail open access commences are subject to fuel reconciliation proceedings before the PUCT.

Entergy Texas filed with the PUCT in July 2005 a request for implementation of an incremental purchased capacity recovery rider. Through this rider Entergy Texas sought to recover incremental revenues that represent the incremental purchased capacity costs, including Entergy Texas' obligation to purchase power from Entergy Louisiana's recently acquired Perryville plant, over what is already in Entergy Texas' base rates. A non-unanimous settlement was reached with most of the parties that allowed for the implementation of an $18 million annual rider effective December 1, 2005. In December 2005, the PUCT approved the settlement and entered an order consistent with this approval in February 2006. The amounts collected through the rider are subject to reconciliation.

In September 2007, Entergy Texas filed with the PUCT a request to increase its incremental purchased capacity recovery rider to collect approximately $25 million on an annual basis. This filing also included a request to implement an interim surcharge to collect approximately $10 million in under-recovered incremental purchased capacity costs incurred through July 2007. In January 2008, Entergy Texas filed with the PUCT a stipulation and settlement agreement among the parties that agreed to implementation of the interim surcharge over a two-month period and agreed that the incremental capacity recovery rider would be set to collect $21 million on an annual basis effective February 2008. The PUCT approved the agreement in February 2008. Amounts collected through the rider and interim surcharge are subject to final reconciliation. Under the rate case settlement discussed below, this rider ceased on January 28, 2009, with the implementation of stipulated base rates.

In October 2007, Entergy Texas filed a request with the PUCT to refund $45.6 million, including interest, of fuel cost recovery over-collections through September 2007. In January 2008, Entergy Texas filed with the PUCT a stipulation and settlement agreement among the parties that updated the over-collection balance through November 2007 and established a refund amount, including interest, of $71 million. The PUCT approved the agreement in February 2008. The refund was made over a two-month period beginning February 2008, but was reduced by $10.3 million of under-recovered incremental purchased capacity costs. Amounts refunded through the interim fuel refund are subject to final reconciliation in a future fuel reconciliation proceeding.

In March 2007, Entergy Texas filed a request with the PUCT to refund $78.5 million, including interest, of fuel cost recovery over-collections through January 2007. In June 2007 the PUCT approved a unanimous stipulation and settlement agreement that updated the over-collection balance through April 2007 and established a refund amount, including interest, of $109.4 million. The refund was made over a two-month period beginning with the first billing cycle in July 2007. Amounts refunded through the interim fuel refund are subject to final reconciliation in a future fuel reconciliation proceeding.

In May 2006, Entergy Texas filed with the PUCT a fuel and purchased power reconciliation case covering the period September 2003 through December 2005 for costs recoverable through the fixed fuel factor rate and the incremental purchased capacity recovery rider. Entergy Texas sought reconciliation of $1.6 billion of fuel and purchased power costs on a Texas retail basis. A hearing was conducted before the ALJs in April 2007. In July 2007, the ALJs issued a proposal for decision recommending that Entergy Texas be authorized to reconcile all of its requested fixed fuel factor expenses and recommending a minor exception to the incremental purchased capacity recovery calculation. The ALJs also recommended granting an exception to the PUCT rules to allow for recovery of an additional $11.4 million in purchased power capacity costs. In September 2007, the PUCT issued an order, which affirmed the ultimate result of the ALJs' proposal for decision. Upon motions for rehearing, the PUCT added additional language in its order on rehearing to further clarify its position that 30% of River Bend should not be regulated by the PUCT. Two parties filed a second motion for rehearing, but the PUCT declined to address them. The PUCT's decision has been appealed to the Travis County District Court.

In January 2008, Entergy Texas made a compliance filing with the PUCT describing how its 2007 Rough Production Cost Equalization receipts under the System Agreement were allocated between Entergy Gulf States, Inc.'s Texas and Louisiana jurisdictions. A hearing was held at the end of July 2008, and in October 2008 the ALJ issued a proposal for decision recommending an additional $18.6 million allocation to Texas retail customers. The PUCT adopted the ALJ's proposal for decision in December 2008. Because the PUCT allocation to Texas retail customers is inconsistent with the LPSC allocation to Louisiana retail customers, adoption of the proposal for decision by the PUCT could result in trapped costs between the Texas and Louisiana jurisdictions with no mechanism for recovery. The PUCT denied Entergy Texas' motion for rehearing and Entergy Texas will now seek alternative relief, including filing for relief at the FERC.

Storm Cost Recovery Filings with Retail Regulators

Entergy Arkansas

Entergy Arkansas has experienced extraordinary storm costs in 2008, and requires APSC action to address their effects, because the APSC's June 2007 order in Entergy Arkansas' base rate proceeding, which is discussed below, has eliminated storm reserve accounting for Entergy Arkansas. Therefore, on October 15, 2008, Entergy Arkansas filed a petition for an accounting order authorizing a regulatory asset and storm damage rider. In the petition, Entergy Arkansas requested the deferral of $26 million in a regulatory asset that represents extraordinary storm restoration costs for the year 2008 that are in excess of the $14.4 million included in base rates. The regulatory asset would be recovered through a surcharge over a 12-month period beginning in January 2009.

On December 19, 2008, the APSC approved Entergy Arkansas' request to defer 2008 extraordinary storm restoration costs for recovery via a storm damage rider in 2009. The APSC reduced Entergy Arkansas' request by $4 million to allow for standard variation in storm costs from the normalized level in base rates. Entergy Arkansas is permitted to recover the retail portion of $22.3 million, subject to adjustments arising from storm cost audit, earnings review, and other items consistent with past regulatory practice. Entergy Arkansas also plans to file an update of storm restoration expenses incurred through December 31, 2008, and true-up any accrued expenses at that time, with a revised rider to take effect July 2009 for any necessary changes.

Entergy Arkansas January 2009 Ice Storm

In January 2009 a severe ice storm caused significant damage to Entergy Arkansas' transmission and distribution lines, equipment, poles, and other facilities. The preliminary cost estimate for the damage caused by the ice storm is approximately $165 million to $200 million, of which approximately $80 million to $100 million is estimated to be operating and maintenance type costs and the remainder is estimated to be capital investment. On January 30, 2009, the APSC issued an order inviting and encouraging electric public utilities to file specific proposals for the recovery of extraordinary storm restoration expenses associated with the ice storm. Although Entergy Arkansas has not yet filed a proposal for the recovery of its costs, on February 16, 2009, it did file a request with the APSC requesting an accounting order authorizing deferral of the operating and maintenance cost portion of Entergy Arkansas' ice storm restoration costs pending their recovery.

Entergy Texas

In July 2006, Entergy Texas filed an application with the PUCT with respect to its Hurricane Rita reconstruction costs incurred through March 2006. The filing asked the PUCT to determine the amount of reasonable and necessary hurricane reconstruction costs eligible for securitization and recovery, approve the recovery of carrying costs, and approve the manner in which Entergy Texas allocates those costs among its retail customer classes. In December 2006, the PUCT approved $381 million of reasonable and necessary hurricane reconstruction costs incurred through March 31, 2006, plus carrying costs, as eligible for recovery. After netting expected insurance proceeds, the amount is $353 million.

In April 2007, the PUCT issued its financing order authorizing the issuance of securitization bonds to recover the $353 million of hurricane reconstruction costs and up to $6 million of transaction costs, offset by $32 million of related deferred income tax benefits. In June 2007, Entergy Gulf States Reconstruction Funding I, LLC (Entergy Gulf States Reconstruction Funding), a company wholly-owned and consolidated by Entergy Texas, issued $329.5 million of senior secured transition bonds (securitization bonds). With the proceeds, Entergy Gulf States Reconstruction Funding purchased from Entergy Texas the transition property, which is the right to recover from customers through a transition charge amounts sufficient to service the securitization bonds. Entergy Texas will use the proceeds to refinance or retire debt and to reduce equity. In February 2008, Entergy Texas returned $150 million of capital to Entergy Corporation. Entergy Texas began cost recovery through the transition charge in July 2007, and the transition charge is expected to remain in place over a 15-year period. See Note 5 to the financial statements for additional information regarding the securitization bonds.

Entergy Gulf States Louisiana and Entergy Louisiana

In February 2007, Entergy Louisiana and Entergy Gulf States Louisiana filed a supplemental and amending application by which they sought authority from the LPSC to securitize their Hurricane Katrina and Hurricane Rita storm cost recovery and storm reserve amounts, together with certain debt retirement costs and upfront and ongoing costs of the securitized debt issued. Securitization is authorized by a law signed by the Governor of Louisiana in May 2006. Hearings on the quantification of the amounts eligible for securitization began in late-April 2007. At the start of the hearing, a stipulation among Entergy Gulf States Louisiana, Entergy Louisiana, the LPSC staff, and most other parties in the proceeding was read into the record. The stipulation quantified the balance of storm restoration costs for recovery as $545 million for Entergy Louisiana and $187 million for Entergy Gulf States Louisiana, and set the storm reserve amounts at $152 million for Entergy Louisiana and $87 million for Entergy Gulf States Louisiana. The stipulation also called for securitization of the storm restoration costs and storm reserves in those same amounts. In August 2007, the LPSC issued orders approving recovery of the stipulated storm cost recovery and storm reserve amounts plus certain debt retirement and upfront and ongoing costs through securitization financing.

In March 2008, Entergy Gulf States Louisiana, Entergy Louisiana, and the Louisiana Utilities Restoration Corporation (LURC), an instrumentality of the State of Louisiana, filed at the LPSC an application requesting that the LPSC grant financing orders authorizing the financing of Entergy Gulf States Louisiana and Entergy Louisiana storm costs, storm reserves, and issuance costs pursuant to Act 55 of the Louisiana Legislature (Act 55 financings). The Act 55 financings are expected to produce additional customer benefits as compared to Act 64 traditional securitization. Entergy Gulf States Louisiana and Entergy Louisiana also filed an application requesting LPSC approval for ancillary issues including the mechanism to flow charges and savings to customers via a Storm Cost Offset rider. On April 3, 2008, the Louisiana State Bond Commission granted preliminary approval for the Act 55 financings. On April 8, 2008, the Louisiana Public Facilities Authority (LPFA), which is the issuer of the bonds pursuant to the Act 55 financings, approved requests for the Act 55 financings. On April 10, 2008, Entergy Gulf States Louisiana and Entergy Louisiana and the LPSC Staff filed with the LPSC an uncontested stipulated settlement that includes Entergy Gulf States Louisiana and Entergy Louisiana's proposals under the Act 55 financings, which includes a commitment to pass on to customers a minimum of $10 million and $30 million of customer benefits, respectively, through prospective annual rate reductions of $2 million and $6 million for five years. On April 16, 2008, the LPSC approved the settlement and issued two financing orders and one ratemaking order intended to facilitate implementation of the Act 55 financings. In May 2008, the Louisiana State Bond Commission granted final approval of the Act 55 financings.

On July 29, 2008, the LPFA issued $687.7 million in bonds under the aforementioned Act 55. From the $679 million of bond proceeds loaned by the LPFA to the LURC, the LURC deposited $152 million in a restricted escrow account as a storm damage reserve for Entergy Louisiana and transferred $527 million directly to Entergy Louisiana. From the bond proceeds received by Entergy Louisiana from the LURC, Entergy Louisiana invested $545 million, including $17.8 million that was withdrawn from the restricted escrow account as approved by the April 16, 2008 LPSC orders, in exchange for 5,449,861.85 Class A preferred, non-voting, membership interest units of Entergy Holdings Company LLC, a company wholly-owned and consolidated by Entergy, that carry a 10% annual distribution rate. Distributions are payable quarterly commencing on September 15, 2008 and have a liquidation price of $100 per unit. The preferred membership interests are callable at the option of Entergy Holdings Company LLC after ten years. The terms of the membership interests include certain financial covenants to which Entergy Holdings Company LLC is subject, including the requirement to maintain a net worth of at least $1 billion.

On August 26, 2008, the LPFA issued $278.4 million in bonds under the aforementioned Act 55. From the $274.7 million of bond proceeds loaned by the LPFA to the LURC, the LURC deposited $87 million in a restricted escrow account as a storm damage reserve for Entergy Gulf States Louisiana and transferred $187.7 million directly to Entergy Gulf States Louisiana. From the bond proceeds received by Entergy Gulf States Louisiana from the LURC, Entergy Gulf States Louisiana invested $189.4 million, including $1.7 million that was withdrawn from the restricted escrow account as approved by the April 16, 2008 LPSC orders, in exchange for 1,893,918.39 Class A preferred, non-voting, membership interest units of Entergy Holdings Company LLC, a company wholly-owned and consolidated by Entergy, that carry a 10% annual distribution rate. Distributions are payable quarterly commencing on September 15, 2008 and have a liquidation price of $100 per unit. The preferred membership interests are callable at the option of Entergy Holdings Company LLC after ten years. The terms of the membership interests include certain financial covenants to which Entergy Holdings Company LLC is subject, including the requirement to maintain a net worth of at least $1 billion.

Entergy Gulf States Louisiana and Entergy Louisiana do not report the bonds on their balance sheets because the bonds are the obligation of the LPFA, and there is no recourse against Entergy, Entergy Gulf States Louisiana or Entergy Louisiana in the event of a bond default. To service the bonds, Entergy Gulf States Louisiana and Entergy Louisiana collect a system restoration charge on behalf of the LPFA, and remit the collections to the LPFA. By analogy to and in accordance with Entergy's accounting policy for collection of sales taxes, Entergy Gulf States Louisiana and Entergy Louisiana do not report the collections as revenue because they are merely acting as the billing and collection agent for the state.

Entergy Mississippi

In March 2006, the Governor of Mississippi signed a law that established a mechanism by which the MPSC could authorize and certify an electric utility financing order and the state could issue bonds to finance the costs of repairing damage caused by Hurricane Katrina to the systems of investor-owned electric utilities. In June 2006, the MPSC issued an order certifying Entergy Mississippi's Hurricane Katrina restoration costs incurred through March 31, 2006 of $89 million, net of estimated insurance proceeds. Two days later, Entergy Mississippi filed a request with the Mississippi Development Authority for $89 million of Community Development Block Grant (CDBG) funding for reimbursement of its Hurricane Katrina infrastructure restoration costs. Entergy Mississippi also filed a Petition for Financing Order with the MPSC for authorization of state bond financing of $169 million for Hurricane Katrina restoration costs and future storm costs. The $169 million amount included the $89 million of Hurricane Katrina restoration costs plus $80 million to build Entergy Mississippi's storm damage reserve for the future. Entergy Mississippi's filing stated that the amount actually financed through the state bonds would be net of any CDBG funds that Entergy Mississippi received.

In October 2006, the Mississippi Development Authority approved for payment and Entergy Mississippi received $81 million in CDBG funding for Hurricane Katrina costs. The MPSC then issued a financing order authorizing the issuance of state bonds to finance $8 million of Entergy Mississippi's certified Hurricane Katrina restoration costs and $40 million for an increase in Entergy Mississippi's storm damage reserve. $30 million of the storm damage reserve was set aside in a restricted account. A Mississippi state entity issued the bonds in May 2007, and Entergy Mississippi received proceeds of $48 million. Entergy Mississippi does not report the bonds on its balance sheet because the bonds are the obligation of the state entity, and there is no recourse against Entergy Mississippi in the event of a bond default. To service the bonds, Entergy Mississippi collects a system restoration charge on behalf of the issuer, and remits the collections to the issuer. By analogy to and in accordance with Entergy's accounting policy for collection of sales taxes, Entergy Mississippi does not report the collections as revenue because it is merely acting as the billing and collection agent for the state.

Entergy New Orleans

In December 2005, the U.S. Congress passed the Katrina Relief Bill, a hurricane aid package that included CDBG funding (for the states affected by Hurricanes Katrina, Rita, and Wilma) that allowed state and local leaders to fund individual recovery priorities. In March 2007, the City Council certified that Entergy New Orleans incurred $205 million in storm-related costs through December 2006 that are eligible for CDBG funding under the state action plan, and certified Entergy New Orleans' estimated costs of $465 million for its gas system rebuild (which is discussed below). In April 2007, Entergy New Orleans executed an agreement with the Louisiana Office of Community Development (OCD) under which $200 million of CDBG funds will be made available to Entergy New Orleans. Entergy New Orleans has received $180.8 million of the funds as of December 31, 2008. Entergy New Orleans has submitted additional costs and awaits reimbursement in accordance with the contract covering disbursement of the funds.

RETAIL RATE PROCEEDINGS

Filings with the APSC (Entergy Arkansas)

Retail Rates

In August 2006, Entergy Arkansas filed with the APSC a request for a change in base rates. Entergy Arkansas requested a general base rate increase (using an ROE of 11.25%), which it subsequently adjusted to a request for a $106.5 million annual increase. In June 2007, after hearings on the filing, the APSC ordered Entergy Arkansas to reduce its annual rates by $5 million, and set a return on common equity of 9.9% with a hypothetical common equity level lower than Entergy Arkansas' actual capital structure. For the purpose of setting rates, the APSC disallowed a portion of costs associated with incentive compensation based on financial measures and all costs associated with Entergy's stock-based compensation plans. In addition, under the terms of the APSC's decision, the order eliminated storm reserve accounting and set an amount of $14.4 million in base rates to address storm restoration costs, regardless of the actual annual amount of future restoration costs. The APSC did state in a subsequent December 2007 order, however, that it will consider a petition for financial relief should Entergy Arkansas experience "extraordinary" storm restoration costs. The APSC's June 2007 decision left Entergy Arkansas with no mechanism to recover $52 million of costs previously accumulated in Entergy Arkansas' storm reserve and $18 million of removal costs associated with the termination of a lease.

The APSC denied Entergy Arkansas' request for rehearing of its June 2007 decision, and the base rate change was implemented August 29, 2007, effective for bills rendered after June 15, 2007. In September 2007, Entergy Arkansas appealed the decision to the Arkansas Court of Appeals. On December 17, 2008, the Arkansas Court of Appeals upheld almost all aspects of the APSC decision. After considering the progress of the proceeding in light of the decision of the Court of Appeals, Entergy Arkansas recorded in the fourth quarter 2008 an approximately $70 million charge to earnings, on both a pre- and after-tax basis because these are primarily flow-through items, to recognize that the regulatory assets associated with the storm reserve costs, lease termination removal costs, and stock-based compensation are no longer probable of recovery.

Management continues to believe that Entergy Arkansas is entitled to recover these prudently incurred costs, however, and on January 5, 2009, filed a petition for review before the Arkansas Supreme Court, requesting a review of the Court of Appeals decision.

Ouachita Acquisition

Entergy Arkansas filed with the APSC in September 2007 for its approval of the Ouachita plant acquisition, including full cost recovery. The APSC Staff and the Arkansas attorney general supported Entergy Arkansas' acquisition of the plant, but opposed the sale of one-third of the capacity and energy to Entergy Gulf States Louisiana. The industrial group AEEC opposed Entergy Arkansas' purchase of the plant. The Arkansas attorney general opposed recovery of the non-fuel costs of the plant through a separate rider, while the APSC Staff recommended revisions to the rider. In December 2007, the APSC issued an order approving recovery through a rider of the capacity costs associated with the interim tolling agreement, which was in effect until the APSC took action on the acquisition of the plant. A hearing before the APSC was held in April 2008 to address Entergy Arkansas' request for acquisition of the plant and concurrent cost recovery. In June 2008 the APSC approved Entergy Arkansas' acquisition of the Ouachita plant and approved recovery of the acquisition and ownership costs through a rate rider. The APSC also approved the planned sale of one-third of the capacity and energy to Entergy Gulf States Louisiana. The Arkansas attorney general, the AEEC, and Entergy Arkansas requests for rehearing of the APSC order were denied. Entergy Arkansas' request for rehearing concerned the 7.61% before-tax return on rate base approved by the APSC, which reflects significant sources of zero-cost capital already reflected in base rates. Entergy Arkansas had requested a 10.87% before-tax return on rate base reflecting the cost of the debt and equity capital resources available to finance the Ouachita plant acquisition.

On March 18, 2008 the Arkansas attorney general and the AEEC filed a notice of appeal of the December 2007 APSC order that approved recovery through a rider of the capacity costs associated with the interim tolling agreement. This order also rejected various annual earnings review proposals. The appellants' and appellees' briefs, including Entergy Arkansas', have been filed in the proceeding.

In August 2008 the AEEC also filed a complaint at the FERC seeking a review by the FERC of "Entergy Corporation's efforts" to acquire the Ouachita plant, alleging that the acquisition violates the System Agreement and the Federal Power Act and that the plant should be an "[Entergy Arkansas] only resource." The AEEC complaint also states that it seeks clarity on whether Entergy Arkansas' termination of its participation in the System Agreement will affect Entergy Arkansas' rights to the Ouachita facility. The APSC, LPSC, MPSC, and City Council have intervened in the proceeding. In January 2009 the FERC denied the AEEC's complaint.

Entergy Arkansas purchased the Ouachita plant on September 30, 2008.

Filings with the PUCT and Texas Cities (Entergy Texas)

Retail Rates

Entergy Texas made a rate filing in September 2007 with the PUCT requesting an annual rate increase totaling $107.5 million, including a base rate increase of $64.3 million and riders totaling $43.2 million. The base rate increase request includes a $12.2 million annual increase for the storm damage reserve. Entergy Texas requested an 11% return on common equity. In December 2007 the PUCT issued an order setting September 26, 2008 (which it subsequently moved to November 27, 2008) as the effective date for the rate change proposed in this matter. In May 2008, Entergy Texas and certain parties in the rate case filed a non-unanimous settlement, but on November 5, 2008, the PUCT rejected the non-unanimous settlement and remanded the case for further hearings on the merits of the rate request. Entergy Texas agreed to extend until March 16, 2009 the PUCT's jurisdictional deadline to render a decision.

On December 16, 2008, Entergy Texas filed a term sheet that reflected a settlement agreement that included the PUCT Staff and the other active participants in the rate case. On December 19, 2008, the ALJs approved Entergy Texas' request to implement interim rates reflecting the agreement. The agreement includes a $46.7 million base rate increase, among other provisions. Under the ALJs' interim order, Entergy Texas implemented interim rates, subject to refund and surcharge, reflecting the rates established through the settlement. These rates became effective with bills rendered on and after January 28, 2009, for usage on and after December 19, 2008. In addition, the existing recovery mechanism for incremental purchased power capacity costs ceased as of January 28, 2009, with purchased power capacity costs then subsumed within the base rates set in this proceeding. The settlement is subject to review and approval by the PUCT; however, the interim rates will be in effect until such time as the PUCT acts. Certain Texas municipalities have exercised their original jurisdiction and taken final action to approve rates consistent with the interim rates approved by the ALJs.

As discussed in "Electric Industry Restructuring" below, a Texas law was enacted in June 2005 which includes provisions in the Texas legislation regarding Entergy Texas' ability to file a general rate case and to file for recovery of transition to competition costs. As authorized by the legislation, in August 2005, Entergy Texas filed with the PUCT an application for recovery of its transition to competition costs. Entergy Texas requested recovery of $189 million in transition to competition costs through implementation of a 15-year rider. The $189 million represents transition to competition costs Entergy Texas incurred from June 1, 1999 through June 17, 2005 in preparing for competition in its Texas service area, including attendant AFUDC, and all carrying costs projected to be incurred on the transition to competition costs through February 28, 2006. The $189 million is before any gross-up for taxes or carrying costs over the 15-year recovery period. Entergy Texas reached a unanimous settlement agreement, which the PUCT approved in June 2006, on all issues with the active parties in the transition to competition cost recovery case. The agreement allows Entergy Texas to recover $14.5 million per year in transition to competition costs over a 15-year period. Entergy Texas implemented rates based on this revenue level on March 1, 2006. The formal settlement agreement was approved by the PUCT in June 2006.

Filings with the LPSC

Global Settlement (Entergy Gulf States Louisiana and Entergy Louisiana)

In March 2005, the LPSC approved a settlement proposal to resolve various dockets covering a range of issues for Entergy Gulf States Louisiana and Entergy Louisiana. The settlement includes the establishment of a three-year formula rate plan for Entergy Gulf States Louisiana that, among other provisions, establishes an ROE mid-point of 10.65% for the initial three-year term of the plan and permits Entergy Gulf States Louisiana to recover incremental capacity costs outside of a traditional base rate proceeding. Under the formula rate plan, over- and under-earnings outside an allowed range of 9.9% to 11.4% will be allocated 60% to customers and 40% to Entergy Gulf States Louisiana. Entergy Gulf States Louisiana made its initial formula rate plan filing in June 2005. The formula rate plan was subsequently extended one year. In addition, there is the potential to extend the formula rate plan beyond the effective period by mutual agreement of the LPSC and Entergy Gulf States Louisiana.

Retail Rates – Electric

(Entergy Louisiana)

Entergy Louisiana made a rate filing with the LPSC requesting a base rate increase in January 2004. In May 2005 the LPSC approved a settlement that resulted in a net $0.8 million annual rate reduction. The May 2005 rate settlement includes the adoption of a three-year formula rate plan, the terms of which include an ROE mid-point of 10.25% for the initial three-year term of the plan and permit Entergy Louisiana to recover incremental capacity costs outside of a traditional base rate proceeding. Under the formula rate plan, over- and under-earnings outside an allowed regulatory range of 9.45% to 11.05% will be allocated 60% to customers and 40% to Entergy Louisiana. The initial formula rate plan filing was made in May 2006 as discussed below. In addition, there is the potential to extend the formula rate plan beyond the initial three-year effective period by mutual agreement of the LPSC and Entergy Louisiana.

In May 2008, Entergy Louisiana made its formula rate plan filing with the LPSC for the 2007 test year, seeking an $18.4 million rate increase, comprised of $12.6 million of recovery of incremental and deferred capacity costs and $5.8 million based on a cost of service revenue deficiency related to continued lost contribution to fixed costs associated with the loss of customers due to Hurricane Katrina. The filing includes two alternative versions of the calculated revenue requirement, one that reflects Entergy Louisiana's full request for recovery of the loss of fixed cost contribution and the other that reflects the anticipated rate implementation in September 2008, subject to refund, of only a portion of the full request, with the remainder deferred, until the lost fixed cost contribution issue is resolved. Under the first alternative, Entergy Louisiana's earned return on common equity was 9.44%, whereas under the other alternative, its earned return on common equity was 9.04%. The LPSC staff and intervenors issued their reports on Entergy Louisiana's filing on July 31, 2008 and, with minor exceptions, primarily raised proposed disallowance issues that were previously raised with regard to Entergy Louisiana's May 2007 filing and remain at issue in that proceeding. Entergy Louisiana disagrees with the majority of the proposed adjustments. In August 2008, Entergy Louisiana implemented a $43.9 million formula rate plan decrease to remove interim storm cost recovery and to reduce the storm damage accrual. Entergy Louisiana then implemented a $16.9 million formula rate plan increase, subject to refund, effective the first billing cycle in September 2008, comprised of $12.6 million of recovery of incremental and deferred capacity costs and $4.3 million based on a cost of service deficiency. A procedural schedule has not been established yet for further consideration of the issues raised regarding the formula rate plan filing.

In May 2007, Entergy Louisiana made its formula rate plan filing with the LPSC for the 2006 test year, indicating a 7.6% earned return on common equity. That filing included Entergy Louisiana's request to recover $39.8 million in unrecovered fixed costs associated with the loss of customers that resulted from Hurricane Katrina, a request that was recently reduced to $31.7 million. In September 2007, Entergy Louisiana modified its formula rate plan filing to reflect its implementation of certain adjustments proposed by the LPSC Staff in its review of Entergy Louisiana's original filing with which Entergy Louisiana agreed, and to reflect its implementation of an $18.4 million annual formula rate plan increase comprised of (1) a $23.8 million increase representing 60% of Entergy Louisiana's revenue deficiency, and (2) a $5.4 million decrease for reduced incremental and deferred capacity costs. The LPSC authorized Entergy Louisiana to defer for accounting purposes the difference between its $39.8 million claim, now at $31.7 million, for unrecovered fixed cost and 60% of the revenue deficiency to preserve Entergy Louisiana's right to pursue that claim in full during the formula rate plan proceeding. In October 2007, Entergy Louisiana implemented a $7.1 million formula rate plan decrease that was due primarily to the reclassification of certain franchise fees from base rates to collection via a line item on customer bills pursuant to an LPSC Order. The LPSC staff and intervenors have recommended disallowance of certain costs included in Entergy Louisiana's filing. Entergy Louisiana disagrees with the majority of the proposed disallowances and a hearing on the disputed issues was held in late-September/early-October 2008. Post-hearing briefing concluded in mid-December 2008.

In May 2006, Entergy Louisiana made its formula rate plan filing with the LPSC for the 2005 test year. Entergy Louisiana modified the filing in August 2006 to reflect a 9.45% return on equity which is within the allowed bandwidth. The modified filing includes an increase of $24.2 million for interim recovery of storm costs from Hurricanes Katrina and Rita and a $119.2 million rate increase to recover LPSC-approved incremental deferred and ongoing capacity costs. The filing requested recovery of approximately $50 million for the amortization of capacity deferrals over a three-year period, including carrying charges, and approximately $70 million for ongoing capacity costs. The increase was implemented, subject to refund, with the first billing cycle of September 2006. Entergy Louisiana subsequently updated its formula rate plan rider to reflect adjustments proposed by the LPSC Staff with which it agrees. The adjusted return on equity of 9.56% remains within the allowed bandwidth. Ongoing and deferred incremental capacity costs were reduced to $118.7 million. The updated formula rate plan rider was implemented, subject to refund, with the first billing cycle of October 2006. An uncontested stipulated settlement was filed in February 2008 that will leave the current base rates in place, and the LPSC approved the settlement in March 2008. In the settlement Entergy Louisiana agreed to credit customers $7.2 million, plus $0.7 million of interest, for customer contributions to the Central States Compact in Nebraska that was never completed and agreed to a one-time $2.6 million deduction from the deferred capacity cost balance. The credit, for which Entergy Louisiana had previously recorded a provision, was made in May 2008.

(Entergy Gulf States Louisiana)

In May 2008, Entergy Gulf States Louisiana made its formula rate plan filing with the LPSC for the 2007 test year. The filing reflected a 9.26% return on common equity, which is below the allowed earnings bandwidth, and indicated a $5.4 million revenue deficiency, offset by a $4.1 million decrease in required additional capacity costs. Entergy Gulf States Louisiana implemented a $20.7 million formula rate plan decrease, subject to refund, effective the first billing cycle in September 2008. The decrease includes removal of interim storm cost recovery and a reduction in the storm damage accrual. Entergy Gulf States Louisiana then implemented a $16.0 million formula rate plan increase, subject to refund, effective the first billing cycle in October 2008 to collect previously deferred and ongoing costs associated with LPSC approved additional capacity, including the Ouachita power plant. In November 2008 Entergy Gulf States Louisiana filed to implement an additional increase of $9.3 million to recover the costs of a new purchased power agreement. Consideration of the formula rate plan filing is pending.

In May 2007, Entergy Gulf States Louisiana made its formula rate plan filing with the LPSC for the 2006 test year. The filing reflected a 10.0% return on common equity, which is within the allowed earnings bandwidth, and an anticipated formula rate plan decrease of $23 million annually attributable to adjustments outside of the formula rate plan sharing mechanism related to capacity costs and the anticipated securitization of storm costs related to Hurricane Katrina and Hurricane Rita and the securitization of a storm reserve. In September 2007, Entergy Gulf States Louisiana modified the formula rate plan filing to reflect a 10.07% return on common equity, which is still within the allowed bandwidth. The modified filing also reflected implementation of a $4.1 million rate increase, subject to refund, attributable to recovery of additional LPSC-approved incremental deferred and ongoing capacity costs. The rate decrease anticipated in the original filing did not occur because of the additional capacity costs approved by the LPSC, and because securitization of storm costs associated with Hurricane Katrina and Hurricane Rita and the establishment of a storm reserve had not yet occurred. In October 2007, Entergy Gulf States Louisiana implemented a $16.4 million formula rate plan decrease that is due to the reclassification of certain franchise fees from base rates to collection via a line item on customer bills pursuant to an LPSC order. The LPSC staff issued its final report in December 2007, indicating a $1.6 million decrease in formula rate plan revenues for which interim rates were already in effect. In addition, the LPSC staff recommended that the LPSC give a one-year extension of Entergy Gulf States Louisiana's formula rate plan to synchronize with the final year of Entergy Louisiana's formula rate plan, or alternatively, to extend the formula rate plan for a longer period. Entergy Gulf States Louisiana indicated it is amenable to a one-year extension. An uncontested stipulated settlement was filed in February 2008 that will leave the current base rates in place and extend the formula rate plan for one year, and the LPSC approved the settlement in March 2008.

In May 2006, Entergy Gulf States Louisiana made its formula rate plan filing with the LPSC for the 2005 test year. Entergy Gulf States Louisiana modified the filing in August 2006 to reflect an 11.1% return on common equity which is within the allowed bandwidth. The modified filing includes a formula rate plan increase of $17.2 million annually that provides for 1) interim recovery of $10.5 million of storm costs from Hurricane Katrina and Hurricane Rita and 2) recovery of $6.7 million of LPSC-approved incremental deferred and ongoing capacity costs. The increase was implemented with the first billing cycle of September 2006. In May 2007 the LPSC approved a settlement between Entergy Gulf States Louisiana and the LPSC staff, affirming the rates that were implemented in September 2006.

In June 2005, Entergy Gulf States Louisiana made its formula rate plan filing with the LPSC for the test year ending December 31, 2004. In March 2006, the LPSC approved an uncontested stipulated settlement that included a revenue requirement increase of $36.8 million, including increases related to the formula rate plan 2004 test year revenue requirement and the capacity costs associated with the purchase of power from the Perryville power plant.

Retail Rates – Gas (Entergy Gulf States Louisiana)

In January 2009, Entergy Gulf States Louisiana filed with the LPSC its gas rate stabilization plan for the test year ending September 30, 2008. The filing showed a revenue deficiency of $530 thousand based on a return on common equity mid-point of 10.5%.

In January 2008, Entergy Gulf States Louisiana filed with the LPSC its gas rate stabilization plan for the test year ending September 30, 2007. The filing showed a revenue deficiency of $3.7 million based on a return on common equity mid-point of 10.5%. Entergy Gulf States Louisiana implemented a $3.4 million rate increase in April 2008 pursuant to an uncontested agreement with the LPSC staff.

In January 2007, Entergy Gulf States Louisiana filed with the LPSC its gas rate stabilization plan for the test year ending September 30, 2006. The filing showed a revenue deficiency of $3.5 million based on a return on common equity mid-point of 10.5%. In March 2007, Entergy Gulf States Louisiana filed a set of rate and rider schedules that reflected all proposed LPSC staff adjustments and implemented a $2.4 million base rate increase effective with the first billing cycle of April 2007 pursuant to the rate stabilization plan.

In January 2006, Entergy Gulf States Louisiana filed with the LPSC its gas rate stabilization plan. The filing showed a revenue

Notes to Consolidated Financial Statements continued

deficiency of $4.1 million based on an ROE mid-point of 10.5%. In May 2006, Entergy Gulf States Louisiana implemented a $3.5 million rate increase pursuant to an uncontested agreement with the LPSC Staff.

In June 2005, the LPSC unanimously approved Entergy Gulf States Louisiana's proposed settlement that included a $5.8 million gas base rate increase effective the first billing cycle of July 2005 and a rate stabilization plan with an ROE mid-point of 10.5%.

Filings with the MPSC (Entergy Mississippi)

Formula Rate Plan Filings

In March 2008, Entergy Mississippi made its annual scheduled formula rate plan filing for the 2007 test year with the MPSC. The filing showed that a $10.1 million increase in annual electric revenues is warranted. In June 2008, Entergy Mississippi reached a settlement with the Mississippi Public Utilities Staff that would result in a $3.8 million rate increase. In January 2009 the MPSC rejected the settlement and left the current rates in effect. Entergy Mississippi appealed the MPSC's decision to the Mississippi Supreme Court.

In March 2007, Entergy Mississippi made its annual scheduled formula rate plan filing for the 2006 test year with the MPSC. The filing showed that an increase of $12.9 million in annual electric revenues is warranted. In June 2007 the MPSC approved a joint stipulation between Entergy Mississippi and the Mississippi Public Utilities staff that provides for a $10.5 million rate increase, which was effective beginning with July 2007 billings.

In March 2006, Entergy Mississippi made its annual scheduled formula rate plan filing with the MPSC. The filing was amended by an April 2006 filing. The amended filing showed that an increase of $3.1 million in electric revenues is warranted. The MPSC approved a settlement providing for a $1.8 million rate increase, which was implemented in August 2006.

Filings with the City Council (Entergy New Orleans)

Formula Rate Plans and Storm-Related Riders

In June 2006, Entergy New Orleans made its annual formula rate plan filings with the City Council. The filings presented various alternatives to reflect the effect of Entergy New Orleans' lost customers and decreased revenue following Hurricane Katrina. The alternative that Entergy New Orleans recommended adjusts for lost customers and assumes that the City Council's June 2006 decision to allow recovery of all Grand Gulf costs through the fuel adjustment clause stays in place during the rate-effective period (a significant portion of Grand Gulf costs was previously recovered through base rates).

At the same time as it made its formula rate plan filings, Entergy New Orleans also filed with the City Council a request to implement two storm-related riders. With the first rider, Entergy New Orleans sought to recover the electric and gas restoration costs that it had actually spent through March 31, 2006. Entergy New Orleans also proposed semiannual filings to update the rider for additional restoration spending and also to consider the receipt of CDBG funds or insurance proceeds that it may receive. With the second rider, Entergy New Orleans sought to establish a storm reserve to provide for the risk of another storm.

In October 2006, the City Council approved a settlement agreement that resolved Entergy New Orleans' rate and storm-related rider filings by providing for phased-in rate increases, while taking into account with respect to storm restoration costs the anticipated receipt of CDBG funding as recommended by the Louisiana Recovery Authority. The settlement provided for a 0% increase in electric base rates through December 2007, with a $3.9 million increase implemented in January 2008. Recovery of all Grand Gulf costs through the fuel adjustment clause was continued. Gas base rates increased by $4.75 million in November 2006 and increased by additional $1.5 million in March 2007 and an additional $4.75 million in November 2007. The settlement called for Entergy New Orleans to file a base rate case by July 31, 2008, which it has done as discussed below. The settlement agreement discontinued the formula rate plan and the generation performance-based plan but permits Entergy New Orleans to file an application to seek authority to implement formula rate plan mechanisms no sooner than six months following the effective date of the implementation of the base rates resulting from the July 31, 2008 base rate case. Any storm costs in excess of CDBG funding and insurance proceeds will be addressed in that base rate case. The settlement also authorized a $75 million storm reserve for damage from future storms, which will be created over a ten-year period through a storm reserve rider beginning in March 2007. These storm reserve funds will be held in a restricted escrow account.

In January 2008, Entergy New Orleans voluntarily implemented a 6.15% base rate credit (the recovery credit) for electric customers, which returned approximately $11.3 million to electric customers in 2008. Entergy New Orleans was able to implement this credit because during 2007 the recovery of New Orleans after Hurricane Katrina was occurring faster than expected in 2006 projections. In addition, Entergy New Orleans committed to set aside $2.5 million for an energy efficiency program focused on community education and outreach and weatherization of homes.

On July 31, 2008, Entergy New Orleans filed an electric and gas base rate case with the City Council. The filing requests an 11.75% return on common equity. On November 13, 2008, Entergy New Orleans amended its rate filing to incorporate storm reserve treatment inadvertently omitted from the pro forma test year. The amended filing calls for an $18.2 million electric rate reduction, which includes keeping the recovery credit in effect, as well as realigning approximately $12.3 million of capacity costs from recovery through the fuel adjustment clause to electric base rates. The amended filing also calls for an $8.4 million increase in gas base rates to fund ongoing operations. This request is unrelated to the ongoing rebuild of Entergy New Orleans' natural gas system. On January 16, 2009, the City Council Advisors filed rebuttal testimony calling for rate reductions of approximately $31 million for electric operations and $4.8 million for gas operations. The procedural schedule calls for a hearing on the filing to commence in April 2009, with a decision by the City Council on or before May 15, 2009.

Fuel Adjustment Clause Litigation

In April 1999, a group of ratepayers filed a complaint against Entergy New Orleans, Entergy Corporation, Entergy Services, and Entergy Power in state court in Orleans Parish purportedly on behalf of all Entergy New Orleans ratepayers. The plaintiffs seek treble damages for alleged injuries arising from the defendants' alleged violations of Louisiana's antitrust laws in connection with certain costs passed on to ratepayers in Entergy New Orleans' fuel adjustment filings with the City Council. In particular, plaintiffs allege that Entergy New Orleans improperly included certain costs in the calculation of fuel charges and that Entergy New Orleans imprudently purchased high-cost fuel or energy from other Entergy affiliates. Plaintiffs allege that Entergy New Orleans and the other defendant Entergy companies conspired to make these purchases to the detriment of Entergy New Orleans' ratepayers and to the benefit of Entergy's shareholders, in violation of Louisiana's antitrust laws. Plaintiffs also seek to recover interest and attorneys' fees. Entergy filed exceptions to the plaintiffs' allegations, asserting, among other things, that jurisdiction over these issues rests with the City Council and the FERC. In March 2004, the plaintiffs supplemented and amended their petition. If necessary, at the appropriate time, Entergy will also raise its defenses to the antitrust claims. The suit in state court was stayed by stipulation of the parties and order of the court pending review of the decision by the City Council in the proceeding discussed in the next paragraph. Subsequent to Entergy New Orleans' filing of a bankruptcy petition in September 2005 in the Eastern District of Louisiana, Entergy New Orleans filed a notice removing the class action lawsuit from the Civil District Court to the U.S. District Court for the Eastern District of Louisiana.

Plaintiffs also filed a corresponding complaint with the City Council in order to initiate a review by the City Council of the plaintiffs' allegations and to force restitution to ratepayers of all costs they allege were improperly and imprudently included in the fuel adjustment filings. Testimony was filed on behalf of the plaintiffs in this proceeding asserting, among other things, that Entergy New Orleans and other defendants have engaged in fuel procurement and power purchasing practices and included costs in Entergy New Orleans' fuel adjustment that could have resulted in Entergy New Orleans customers being overcharged by more than $100 million over a period of years. Hearings were held in February and March 2002. In February 2004, the City Council approved a resolution that resulted in a refund to customers of $11.3 million, including interest, during the months of June through September 2004. In May 2005 the Civil District Court for the Parish of Orleans affirmed the City Council resolution, finding no support for the plaintiffs' claim that the refund amount should be higher. In June 2005, the plaintiffs appealed the Civil District Court decision to the Louisiana Fourth Circuit Court of Appeal. On February 25, 2008, the Fourth Circuit Court of Appeal issued a decision affirming in part, and reversing in part, the Civil District Court's decision. Although the Fourth Circuit Court of Appeal did not reverse any of the substantive findings and conclusions of the City Council or the Civil District Court, the Fourth Circuit found that the amount of the refund was arbitrary and capricious and increased the amount of the refund to $34.3 million. Entergy New Orleans believes that the increase in the refund ordered by the Fourth Circuit is not justified. Entergy New Orleans, the City Council, and the plaintiffs requested rehearing, and in April 2008, the Fourth Circuit granted the plaintiffs' request for rehearing. In addition to changing the basis for the court's decision in the manner requested by the plaintiffs, the court also granted the plaintiffs' request that it provide for interest on the refund amount. The court denied the motions for rehearing filed by the City Council and Entergy New Orleans. In May 2008, Entergy New Orleans and the City Council filed with the Louisiana Supreme Court applications for a writ of certiorari seeking, among other things, reversal of the Fourth Circuit decision. The Louisiana Supreme Court granted these writ applications in October 2008 and will review the Fourth Circuit's decision. Oral argument before the Louisiana Supreme Court was held on January 22, 2009.

In the Entergy New Orleans bankruptcy proceeding, the named plaintiffs in the Entergy New Orleans fuel clause lawsuit, together with the named plaintiffs in the Entergy New Orleans rate of return lawsuit, filed a Complaint for Declaratory Judgment asking the court to declare that Entergy New Orleans, Entergy Corporation, and Entergy Services are a single business enterprise, and, as such, are liable in solido with Entergy New Orleans for any claims asserted in the Entergy New Orleans fuel adjustment clause lawsuit and the Entergy New Orleans rate of return lawsuit, and, alternatively, that the automatic stay be lifted to permit the movants to pursue the same relief in state court. The bankruptcy court dismissed the action on April 26, 2006. The matter was appealed to the U.S. District Court for the Eastern District of Louisiana, and the district court affirmed the dismissal in October 2006, but on different grounds, concluding that the lawsuit was premature. In Entergy New Orleans' plan of reorganization that was confirmed by the bankruptcy court in May 2007, the plaintiffs' claims are treated as unimpaired "Litigation Claims," which will "ride through" the bankruptcy proceeding, with any legal, equitable and contractual rights to which the plaintiffs' Litigation Claim entitles the plaintiffs unaltered by the plan of reorganization.

Upon confirmation in May 2007 of Entergy New Orleans' plan of reorganization, the automatic bankruptcy stay of the state court class action lawsuit was lifted. The stay ordered by the state court that was agreed upon by the parties (pending completion of the review of the decision by the City Council), however, remains in place. In September 2007 the plaintiffs moved to lift or modify that stay so that the lawsuit could proceed in full or, alternatively, could proceed against the defendants other than Entergy New Orleans. The defendants opposed the motion, arguing that exhaustion of review of the City Council decision is required before the class action lawsuit could or should proceed. At the hearing on the plaintiffs' motion to lift or modify the stay, the court inquired as to whether it retained jurisdiction over the matter after confirmation of Entergy New Orleans' bankruptcy plan or whether it should equitably remand the case to Civil District Court. The court ordered the parties to brief this issue, which would be decided together with the plaintiffs' motion to lift or modify the stay. On February 13, 2008, the federal court held that it would exercise its discretion to equitably remand the matter to the Orleans Parish Civil District Court. It did not rule on the motion to lift or modify the stay and deferred such ruling to the state court.

Electric Industry Restructuring (Entergy Texas)

In June 2005, a Texas law was enacted which provides that:

- Entergy Gulf States, Inc. was authorized by law to proceed with a jurisdictional separation into two vertically integrated utilities, one subject to the sole retail jurisdiction of the LPSC and one subject to the sole retail jurisdiction of the PUCT;
- the portions of all prior PUCT orders requiring Entergy Texas to comply with any provisions of Texas law governing transition to retail competition are void;
- Entergy Texas had to file a plan by January 1, 2006, identifying the power region(s) to be considered for certification and the steps and schedule to achieve certification (additional discussion below);

Notes to Consolidated Financial Statements continued

- Entergy Texas had to file a transition to competition plan no later than January 1, 2007 (additional discussion below), that addressed how Entergy Texas intended to mitigate market power and achieve full customer choice, including potential construction of additional transmission facilities, generation auctions, generation capacity divestiture, reinstatement of a customer choice pilot project, establishment of a price to beat, and other measures;
- Entergy Texas' rates are subject to cost-of-service regulation until retail customer choice is implemented;
- Entergy Texas could not file a general base rate case before June 30, 2007, with rates to be effective no earlier than June 30, 2008, but could seek before then the recovery of certain incremental purchased power capacity costs, adjusted for load growth, not in excess of five percent of its annual base rate revenues (as discussed above in "Deferred Fuel Costs," in December 2005 Entergy Texas implemented a PUCT-approved annual incremental purchased capacity recovery rider); and
- Entergy Texas may recover over a period not to exceed 15 years reasonable and necessary transition to competition costs incurred before the effective date of the legislation and not previously recovered, with appropriate carrying charges (as discussed above in "Filings with the PUCT and Texas Cities," in March 2006, Entergy Texas implemented PUCT-approved rates for recovery of its transition to competition costs).

Entergy Texas made the January 2006 filing regarding the identification of power region(s) required by the 2005 legislation, and based on the statutory requirements for the certification of a qualified power region (QPR), previous PUCT rulings, and Entergy Texas' geographical location, Entergy Texas identified three potential power regions:

1) Electric Reliability Council of Texas (ERCOT) as the power region and Independent Organization (IO);
2) Southwest Power Pool (SPP) as the power region and IO; and
3) the Entergy market as the power region and the Independent Coordinator of Transmission (ICT) as the IO.

Based on previous rulings of the PUCT, and absent reconsideration of those rulings, Entergy Texas indicated that the third alternative, an ICT operating in Entergy's market area, is not likely to be a viable QPR alternative at this time. Accordingly, while noting this alternative, Entergy Texas' January 2006 filing focused on the first two alternatives, which were expected to meet the statutory requirements for certification so long as certain key implementation issues could be resolved. Entergy Texas' filing enumerated and discussed the corresponding steps and included a high-level schedule associated with certifying either of these two power regions.

In the January 2006 filing, Entergy Texas did not make a recommendation between ERCOT and the SPP as a power region. Rather, the filing discussed the major issues that must be resolved for either of those alternatives to be implemented. In the case of ERCOT, the major issue was the cost and time related to the construction of facilities to interconnect Entergy Texas' operations with ERCOT, while addressing the interest of Entergy Texas' retail customers and certain wholesale customers in access to generation outside of Texas. With respect to the SPP, the major issue is the development of protocols that would ultimately be necessary to implement retail open access. Entergy Texas recommended that the PUCT open a project for the purpose of involving stakeholders in the selection of the single power region that Entergy Texas should request for certification. In August 2006, the PUCT staff recommended that Entergy Texas be required to provide additional information on both the ERCOT option and the SPP option. The PUCT accepted the PUCT staff's recommendation and stated the need for a "robust record" to make a decision on the applicable power region.

As required by the June 2005 legislation, Entergy Texas filed its proposed transition to competition plan in December 2006. The plan provided that to achieve full customer choice, Entergy Texas should join ERCOT because ERCOT already has all of the prerequisites for retail choice. Pursuant to PUCT order, in June 2007 Entergy Texas filed a restatement of the plan, in which Entergy Texas requested that the PUCT approve a "Financial Stability Provision" that was designed to ensure that Entergy Texas' proposed integration with ERCOT will not, during the necessary construction period, cause deterioration of its credit quality and financial strength. The June 2007 filing also proposed a rule making process to implement the Financial Stability Provision and to consider the construction and ownership of necessary ERCOT integration facilities by third parties. The filing also eliminated from the plan certain provisions whereby Entergy Texas had the ability in its sole discretion to cease pursuit of the plan. Under Entergy Texas' plan as of the summer 2007, retail open access could commence as early as 2013, although that is unlikely given the PUCT's decision described below. Entergy Texas' plan included an estimate that direct construction costs for facilities to interconnect Entergy Texas' operations with ERCOT could be approximately $1 billion. PUCT hearings on Entergy Texas' plan were completed in July 2007. In October 2007, the PUCT abated the proceeding to allow the SPP to develop additional information about the costs and benefits of Entergy Texas joining the SPP similar to information presented regarding Entergy Texas joining ERCOT. In a November 2007 order clarifying its order that abated the docket, the PUCT approved the SPP's work plan and ordered Entergy Texas to provide an updated analysis of the costs and benefits of remaining in the SERC Reliability Corporation. In May 2008, the PUCT also issued an order that required ERCOT to update its 2006 study regarding the cost to integrate Entergy Texas into ERCOT.

In December 2008, Entergy Texas, ERCOT and SPP filed their updated studies with the PUCT and, at the PUCT's January 14, 2009, Open Meeting, briefed the PUCT on these studies. The PUCT then directed Entergy Texas to file, on February 27, 2009, an updated transition to competition plan. The purpose of this updated plan would be to take into account the studies filed in December 2008 and thereby update the Entergy Texas transition to competition plan. On February 26, 2009, however, ERCOT filed a letter with the PUCT stating that it had discovered errors in its December 2008 study and, therefore, it would need to revise and re-file its study at a later date. An accurate study from ERCOT is essential to the completion of Entergy Texas' updated transition to competition plan. Based on this development, Entergy Texas, on February 26, 2009, filed a motion to postpone the February 27 updated plan filing date, noting that the updated plan relies in significant part on ERCOT's study.

INTERRUPTIBLE LOAD PROCEEDING (ENTERGY LOUISIANA)

In April 2007 the U.S. Court of Appeals for the D.C. Circuit issued its opinion in the LPSC's appeal of the FERC's March 2004 and April 2005 orders related to the treatment under the System Agreement of the Utility operating companies' interruptible

Notes to Consolidated Financial Statements *continued*

loads. In its opinion, the D.C. Circuit concluded that the FERC (1) acted arbitrarily and capriciously by allowing the Utility operating companies to phase-in the effects of the elimination of the interruptible load over a 12-month period of time; (2) failed to adequately explain why refunds could not be ordered under Section 206(c) of the Federal Power Act; and (3) exercised appropriately its discretion to defer addressing the cost of sulfur dioxide allowances until a later time. The D.C. Circuit remanded the matter to the FERC for a more considered determination on the issue of refunds. The FERC issued its order on remand in September 2007, in which it directs Entergy to make a compliance filing removing all interruptible load from the computation of peak load responsibility commencing April 1, 2004 and to issue any necessary refunds to reflect this change. In addition, the order directs the Utility operating companies to make refunds for the period May 1995 through July 1996. Entergy, the APSC, the MPSC, and the City Council requested rehearing of the FERC's order on remand. The FERC granted the Utility operating companies' request to delay the payment of refunds for the period May 1995 through July 1996 until 30 days following a FERC order on rehearing. The FERC issued in September 2008 an order denying rehearing. The refunds were made by the Utility operating companies that owed refunds to the Utility operating companies that were due a refund on October 15, 2008. The APSC and the Utility operating companies appealed the FERC decisions to the D.C. Circuit. The procedural schedule calls for briefing during the first half of 2009. Because of its refund obligation to customers as a result of this proceeding and a related LPSC proceeding, Entergy Louisiana recorded provisions during 2008 of approximately $16 million, including interest, for rate refunds.

CO-OWNER-INITIATED PROCEEDING AT THE FERC (ENTERGY ARKANSAS)

In October 2004, Arkansas Electric Cooperative Corporation (AECC) filed a complaint at the FERC against Entergy Arkansas relating to a contract dispute over the pricing of substitute energy at the co-owned Independence and White Bluff coal plants. The main issue in the case related to the consequences under the governing contracts when the dispatch of the coal units is constrained due to system operating conditions. A hearing was held on the AECC complaint and an ALJ Initial Decision was issued in January 2006 in which the ALJ found AECC's claims to be without merit. On October 25, 2006, the FERC issued its order in the proceeding. In the order, the FERC reversed the ALJ's findings. Specifically, the FERC found that the governing contracts do not recognize the effects of dispatch constraints on the co-owned units. The FERC explained that for over twenty-three years the course of conduct of the parties was such that AECC received its full entitlement to the two coal units, regardless of any reduced output caused by system operating constraints. Based on the order, Entergy Arkansas is required to refund to AECC all excess amounts billed to AECC as a result of the system operating constraints. The FERC denied Entergy Arkansas' request for rehearing and Entergy Arkansas refunded $22.1 million (including interest) to AECC in September 2007. Entergy Arkansas had previously recorded a provision for the estimated effect of this refund. AECC has filed a protest at the FERC claiming that Entergy Arkansas owes an additional $2.5 million plus interest. Entergy Arkansas has appealed the FERC's decision to the D.C. Circuit.

NOTE 3. INCOME TAXES

Income tax expenses from continuing operations for 2008, 2007, and 2006 for Entergy Corporation and subsidiaries consist of the following (in thousands):

	2008	2007	2006
Current:			
Federal	$451,517	$(1,379,288)	$(266,464)
Foreign	256	316	64
State	146,171	27,174	(74,319)
Total	597,944	(1,351,798)	(340,719)
Deferred - net	23,022	1,884,383	801,745
Investment tax credit adjustments - net	(17,968)	(18,168)	(17,982)
Income tax expense from continuing operations	**$602,998**	**$ 514,417**	**$ 443,044**

Total income taxes from continuing operations for Entergy Corporation and subsidiaries differ from the amounts computed by applying the statutory income tax rate to income before taxes. The reasons for the differences for the years 2008, 2007, and 2006 are (in thousands):

	2008	2007	2006
Consolidated net income	$1,220,566	$1,134,849	$1,132,602
Discontinued operations (net of income tax expense of $67 in 2006)	–	–	496
Preferred dividend requirements	19,969	25,105	27,783
Income before preferred stock dividends of subsidiaries	1,240,535	1,159,954	1,160,881
Income taxes before discontinued operations	602,998	514,417	443,044
Pretax income	$1,843,533	$1,674,371	$1,603,925
Computed at statutory rate (35%)	$ 645,237	$ 586,030	$ 561,374
Increases (reductions) in tax resulting from:			
State income taxes net of federal income tax effect	9,926	31,066	44,230
Regulatory differences - utility plant items	45,543	50,070	50,211
Amortization of investment tax credits	(17,458)	(17,612)	(17,460)
Decommissioning trust fund basis	(417)	(35,684)	–
Capital gains (losses)	(74,278)	7,126	(79,427)
Flow-through/permanent differences	14,656	(49,609)	(52,866)
Tax reserves	(27,970)	(25,821)	(53,610)
Valuation allowance	11,770	(8,676)	22,300
Other - net	(4,011)	(22,473)	(31,708)
Total income taxes as reported from continuing operations	**$ 602,998**	**$ 514,417**	**$ 443,044**
Effective income tax rate	32.7%	30.7%	27.6%

The capital loss for 2006 includes a loss for tax purposes recorded in the fourth quarter 2006 resulting from the liquidation of Entergy Power International Holdings, Entergy's holding company for Entergy-Koch, LP. The $79.4 million tax benefit is net of other capital gains.

Notes to Consolidated Financial Statements continued

Significant components of net deferred and noncurrent accrued tax liabilities for Entergy Corporation and subsidiaries as of December 31, 2008 and 2007 are as follows (in thousands):

	2008	2007
Deferred and noncurrent accrued tax liabilities:		
Net regulatory assets/liabilities	$ (1,026,203)	$ (838,507)
Plant-related basis differences	(4,898,373)	(4,838,216)
Power purchase agreements	(762,576)	(935,876)
Nuclear decommissioning trusts	(1,297,585)	(1,451,676)
Other	(311,558)	(336,809)
Total	(8,296,295)	(8,401,084)
Deferred tax assets:		
Accumulated deferred investment tax credit	123,810	130,609
Capital losses	131,690	161,793
Net operating loss carryforwards	387,405	405,640
Sale and leaseback	252,479	248,660
Unbilled/deferred revenues	27,841	24,567
Pension-related items	391,702	378,103
Reserve for regulatory adjustments	106,302	76,252
Customer deposits	76,559	76,317
Nuclear decommissioning liabilities	239,814	240,590
Other	75,732	391,603
Valuation allowance	(75,502)	(74,612)
Total	1,737,832	2,059,522
Net deferred and noncurrent accrued tax liability	**$(6,558,463)**	**$(6,341,562)**

At December 31, 2008, Entergy had federal capital loss carryovers which, if utilized, would result in tax benefits of $131.7 million after adjustments for FASB Interpretation No. 48. If the capital loss carryovers are not utilized, they will expire. The tax benefits on the capital loss carryovers by year of expiration are as follows: $16.1 million in 2009, $32.6 million in 2011, and $83 million in 2013.

At December 31, 2008, Entergy had an estimated federal net operating loss carryover of $837.5 million. If the federal net operating loss carryover is not utilized, it will expire in the year 2025.

At December 31, 2008, Entergy had estimated state net operating loss carryovers of $1.5 billion. If the state net operating loss carryovers are not utilized, they will expire in the years 2009 through 2023.

For 2008 and 2007, valuation allowances are provided against certain federal capital loss and state net operating loss carryovers.

FASB Interpretation No. 48

FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48) was issued in July 2006. FIN 48 establishes a "more-likely-than-not" recognition threshold that must be met before a tax benefit can be recognized in the financial statements. If a tax deduction is taken on a tax return, but does not meet the more-likely-than-not recognition threshold, an increase in income tax liability, above what is payable on the tax return, is required to be recorded. Entergy and the Registrant Subsidiaries adopted the provisions of FIN 48, on January 1, 2007. As a result of the implementation of FIN 48, Entergy recognized an increase in the liability for unrecognized tax benefits of approximately $5 million, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. The reconciliation of unrecognized tax benefits for Entergy for 2008 presents amounts before consideration of deposits on account with the IRS. The reconciliation of uncertain tax benefits for 2007 has been revised to conform to this presentation. The "Amount to reflect uncertain tax benefits gross of deposits" provides for comparative presentation. A reconciliation of Entergy's beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2008	2007
Balance at January 1, as previously disclosed in the 2007 Form 10-K		$1,977,001
Amount to reflect uncertain tax benefits gross of deposits		288,256
Balance at January 1, adjusted for deposits	$ 2,523,794	$2,265,257
Additions based on tax positions related to the current year	378,189	142,827
Additions for tax positions of prior years	259,434	670,385
Reductions for tax positions of prior years	(166,651)	(450,252)
Settlements	(1,169,319)	(102,485)
Lapse of statute of limitations	–	(1,938)
Balance at December 31	**$ 1,825,447**	**$2,523,794**

The balances of unrecognized tax benefits include $543 million and $242 million as of December 31, 2008 and 2007, respectively, which, if recognized, would lower the effective income tax rates. Because of the effect of deferred tax accounting, the remaining balances of unrecognized tax benefits of $734 million and $1.88 billion as of December 31, 2008 and 2007, respectively, if disallowed, would not affect the annual effective income tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. Entergy accrues interest and penalties expenses related to unrecognized tax benefits in income tax expense. Entergy's December 31, 2008 and 2007 balance of unrecognized tax benefits includes approximately $55 million and $50 million, respectively, accrued for the possible payment of interest and penalties.

Entergy and the Registrant Subsidiaries do not expect that total unrecognized tax benefits will significantly change within the next twelve months; however, the results of pending litigations and audit issues, discussed below, could result in significant changes.

Income Tax Litigation

For tax years 1997 and 1998, a U.S. Tax Court trial was held in April 2008. The issues before the Court are as follows:

- The ability to credit the U.K. Windfall Tax against U.S. tax as a foreign tax credit. The U.K. Windfall Tax relates to Entergy's former investment in London Electricity.
- The validity of Entergy's change in method of tax accounting for street lighting assets and the related increase in depreciation deductions.

A decision is anticipated by the second or third quarter of 2009.

On February 21, 2008, the IRS issued a Statutory Notice of Deficiency for the year 2000. A Tax Court Petition was filed in the second quarter of 2008. This petition challenges the IRS assessment on the same two issues described above as well as the following issue:

- The allowance of depreciation deductions that resulted from Entergy's purchase price allocations on its acquisitions of its Non-Utility Nuclear plants.

With respect to the U.K. Windfall Tax issue, the total tax included in IRS Notices of Deficiency is $82 million. The total tax and interest associated with this issue is $230 million for all years.

With respect to the street lighting issue, the total tax included in IRS Notices of Deficiency is $22 million. The federal and state tax and interest associated with this issue total $53 million for all open tax years.

With respect to the depreciation deducted on Non-Utility Nuclear plant acquisitions, the total tax included in IRS Notices of Deficiency is $7 million. The federal and state tax and interest associated with this issue total $45 million for all open tax years.

Income Tax Audits

Entergy or one of its subsidiaries files U.S. federal and various state and foreign income tax returns. Other than the matters discussed in the Income Tax Litigation section above, the IRS' and substantially all state taxing authorities' examinations are completed for years before 2004.

Notes to Consolidated Financial Statements continued

2002 – 2003 IRS Audit

The IRS completed its examination of the 2002 and 2003 tax returns and issued an Examination Report on June 29, 2007. In the report the IRS proposed adjustments for the U.K. Windfall Tax foreign tax credit issue and street lighting issue mentioned above as well as other issues related to certain storm repair deductions, research and experimentation (R&E) deductions and credits. Entergy disagreed with the IRS Examination Division position and filed a formal protest on July 30, 2007. Entergy reached agreement with the IRS Appeals Division in the fourth quarter of 2008 on all matters, except for the U.K. Windfall Tax and street lighting issues which will be disposed of in accordance with the decisions in the Tax Court litigation previously discussed. The settlement of the remaining issues had no material effect on results of operations, financial position and cash flows for Entergy or its subsidiaries since Entergy sustained a significant portion of the deductions and credits at issue and the conceded deductions will have the effect of reducing the 2003 consolidated net operating loss carryover.

2004 – 2005 IRS Audit

The IRS commenced an examination of Entergy's 2004 and 2005 U.S. federal income tax returns in the fourth quarter 2007. As of December 31, 2008, the IRS had proposed only one change with which Entergy did not agree; the street lighting issue mentioned above. The IRS is expected to issue their 2004 - 2005 Revenue Agent's Report in the second quarter of 2009.

In December 2008, Entergy reached settlement with the IRS related to the following:

- The recognition of a capital loss from the sale of stock in one of Entergy's Non-Nuclear Wholesale subsidiaries - Entergy sustained $374 million of the capital loss.
- Mark-to-market deductions claimed by the Non-Utility Nuclear subsidiaries for wholesale power contracts for which the settlement resulted in no material effect on results of operations, financial position, and cash flows.
- Mark-to-market deductions claimed for wholesale power contracts held by its Utility operating companies and a Non-Nuclear Wholesale subsidiary for which the settlement resulted in no material effect on results of operations, financial position, and cash flows.

Because Entergy has consolidated net operating losses that carryover to 2004 and 2005, these settlements have the effect of reducing the consolidated net operating loss carryover and no payments to the IRS are anticipated at this time.

Entergy has deposits and overpayments of $548 million on account with the IRS to cover its uncertain tax positions.

NOTE 4. REVOLVING CREDIT FACILITIES, LINES OF CREDIT AND SHORT-TERM BORROWINGS

Entergy Corporation has a revolving credit facility that expires in August 2012 and has a borrowing capacity of $3.5 billion. Entergy Corporation also has the ability to issue letters of credit against the total borrowing capacity of the credit facility. The facility fee is currently 0.09% of the commitment amount. Facility fees and interest rates on loans under the credit facility can fluctuate depending on the senior unsecured debt ratings of Entergy Corporation. The weighted average interest rate as of December 31, 2008 was 2.171% on the drawn portion of the facility. Following is a summary of the borrowings outstanding and capacity available under the facility as of December 31, 2008 (in millions):

Capacity	Borrowings	Letters of Credit	Capacity Available
$3,500	$3,237	$68	$195

Entergy Corporation's facility requires it to maintain a consolidated debt ratio of 65% or less of its total capitalization. Entergy is in compliance with this covenant. If Entergy fails to meet this ratio, or if Entergy or one of the Utility operating companies (except Entergy New Orleans) defaults on other indebtedness or is in bankruptcy or insolvency proceedings, an acceleration of the facility maturity date may occur.

Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, and Entergy Texas each had credit facilities available as of December 31, 2008 as follows (in millions):

Company	Expiration Date	Amount of Facility	Interest Rate[(a)]	Amount Drawn as of Dec. 31, 2008
Entergy Arkansas	April 2009	$100[(b)]	2.75%	–
Entergy Gulf States Louisiana	August 2012	$100[(c)]	0.84563%	–
Entergy Louisiana	August 2012	$200[(d)]	0.84563%	–
Entergy Mississippi	May 2009	$ 30[(e)]	1.71125%	–
Entergy Mississippi	May 2009	$ 20[(e)]	1.71125%	–
Entergy Texas	August 2012	$100[(f)]	2.285%	$100

(a) The interest rate is the weighted average interest rate as of December 31, 2008 applied or that would be applied to the outstanding borrowings under the facility.
(b) The credit facility requires Entergy Arkansas to maintain a debt ratio of 65% or less of its total capitalization.
(c) The credit facility allows Entergy Gulf States Louisiana to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2008, no letters of credit were outstanding. The credit facility requires Entergy Gulf States Louisiana to maintain a consolidated debt ratio of 65% or less of its total capitalization. Pursuant to the terms of the credit agreement, the amount of debt assumed by Entergy Texas ($770 million as of December 31, 2008 and $1.079 billion as of December 31, 2007) is excluded from debt and capitalization in calculating the debt ratio.
(d) The credit facility allows Entergy Louisiana to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2008, no letters of credit were outstanding. The credit facility requires Entergy Louisiana to maintain a consolidated debt ratio of 65% or less of its total capitalization.
(e) Borrowings under the Entergy Mississippi credit facilities may be secured by a security interest in its accounts receivable.
(f) The credit facility allows Entergy Texas to issue letters of credit against the borrowing capacity of the facility. As of December 31, 2008, no letters of credit were outstanding. The credit facility requires Entergy Texas to maintain a consolidated debt ratio of 65% or less of its total capitalization. Pursuant to the terms of the credit agreement, the transition bonds issued by Entergy Gulf States Reconstruction Funding I, LLC, a subsidiary of Entergy Texas, are excluded from debt and capitalization in calculating the debt ratio.

The facility fees on the credit facilities range from 0.09% to 0.15% of the commitment amount.

The short-term borrowings of the Registrant Subsidiaries and certain other Entergy subsidiaries are limited to amounts authorized by the FERC. The current FERC-authorized limits are effective through March 31, 2010 (except the Entergy Gulf States Louisiana and Entergy Texas limits, which are effective through November 8, 2009). In addition to borrowings from commercial banks, these companies are authorized under a FERC order to borrow from the Entergy System money pool. The money pool is an inter-company borrowing arrangement designed to reduce Entergy's subsidiaries' dependence on external short-term borrowings. Borrowings from the money pool and external short-term borrowings combined may not exceed the FERC-authorized limits. As of December 31, 2008, Entergy's subsidiaries' aggregate money pool and external short-term borrowings authorized limit was $2.1 billion, the aggregate outstanding borrowing from the money pool was $436.2 million, and Entergy's subsidiaries' had no outstanding short-term borrowings from external sources (borrowings by Entergy Texas under its credit facility are classified as long-term debt).

Notes to Consolidated Financial Statements continued

NOTE 5. LONG-TERM DEBT

Long-term debt for Entergy Corporation and subsidiaries as of December 31, 2008 and 2007 consisted of (in thousands):

	2008	2007
Mortgage Bonds:		
3.6% Series due June 2008 - Entergy Gulf States Louisiana[f]	$ –	$ 325,000
3.875% Series due August 2008 - Entergy New Orleans	–	30,000
Libor + 0.75% Series due December 2008 - Entergy Gulf States Louisiana[f]	–	350,000
Libor + 0.40% Series due December 2009 - Entergy Gulf States Louisiana[f]	219,470	219,470
4.5% Series due June 2010 - Entergy Arkansas	100,000	100,000
4.67% Series due June 2010 - Entergy Louisiana	55,000	55,000
4.98% Series due July 2010 - Entergy New Orleans	30,000	30,000
5.12% Series due August 2010 - Entergy Gulf States Louisiana[f]	100,000	100,000
5.83% Series due November 2010 - Entergy Louisiana	150,000	150,000
4.65% Series due May 2011 - Entergy Mississippi	80,000	80,000
4.875% Series due November 2011 - Entergy Gulf States Louisiana[f]	200,000	200,000
6.2% Series due October 2012 - System Energy	70,000	70,000
6.0% Series due December 2012 - Entergy Gulf States Louisiana[f]	140,000	140,000
5.15% Series due February 2013 - Entergy Mississippi	100,000	100,000
5.40% Series due August 2013 - Entergy Arkansas	300,000	–
5.25% Series due August 2013 - Entergy New Orleans	70,000	70,000
5.09% Series due November 2014 - Entergy Louisiana	115,000	115,000
5.6% Series due December 2014 - Entergy Gulf States Louisiana[f]	50,000	50,000
5.70% Series due June 2015 - Entergy Gulf States Louisiana[f]	200,000	200,000
5.25% Series due August 2015 - Entergy Gulf States Louisiana[f]	200,000	200,000
5.56% Series due September 2015 - Entergy Louisiana	100,000	100,000
5.92% Series due February 2016 - Entergy Mississippi	100,000	100,000
6.75% Series due October 2017 - Entergy New Orleans	25,000	25,000
5.4% Series due May 2018 - Entergy Arkansas	150,000	150,000
6.0% Series due May 2018 - Entergy Gulf States Louisiana	375,000	–
4.95% Series due June 2018 - Entergy Mississippi	95,000	95,000
5.0% Series due July 2018 - Entergy Arkansas	115,000	115,000
6.50% Series due September 2018 - Entergy Louisiana	300,000	–
5.5% Series due April 2019 - Entergy Louisiana	100,000	100,000
5.6% Series due September 2024 - Entergy New Orleans	34,430	34,862
5.66% Series due February 2025 - Entergy Arkansas	175,000	175,000
5.65% Series due September 2029 - Entergy New Orleans	39,345	39,865
6.7% Series due April 2032 - Entergy Arkansas	100,000	100,000
7.6% Series due April 2032 - Entergy Louisiana	150,000	150,000
6.0% Series due November 2032 - Entergy Arkansas	100,000	100,000
6.0% Series due November 2032 - Entergy Mississippi	75,000	75,000
7.25% Series due December 2032 - Entergy Mississippi	100,000	100,000
5.9% Series due June 2033 - Entergy Arkansas	100,000	100,000
6.20% Series due July 2033 - Entergy Gulf States Louisiana[f]	240,000	240,000
6.25% Series due April 2034 - Entergy Mississippi	100,000	100,000
6.4% Series due October 2034 - Entergy Louisiana	70,000	70,000
6.38% Series due November 2034 - Entergy Arkansas	60,000	60,000
6.18% Series due March 2035 - Entergy Gulf States Louisiana[f]	85,000	85,000
6.30% Series due September 2035 - Entergy Louisiana	100,000	100,000
Total Mortgage Bonds	**5,068,245**	**4,799,197**

Notes to Consolidated Financial Statements continued

NOTE 5. LONG-TERM DEBT (CONTINUED)

	2008	2007
Governmental Bonds[(a)]:		
5.45% Series due 2010, Calcasieu Parish - Louisiana[(f)]	22,095	22,095
6.75% Series due 2012, Calcasieu Parish - Louisiana[(f)]	48,285	48,285
6.7% Series due 2013, Pointe Coupee Parish - Louisiana[(f)]	17,450	17,450
5.7% Series due 2014, Iberville Parish - Louisiana[(f)]	21,600	21,600
5.8% Series due 2015, West Feliciana Parish - Louisiana[(f)]	28,400	28,400
7.0% Series due 2015, West Feliciana Parish - Louisiana[(f)]	39,000	39,000
5.8% Series due 2016, West Feliciana Parish - Louisiana[(f)]	20,000	20,000
6.3% Series due 2016, Pope County - Arkansas[(b)]	19,500	19,500
4.6% Series due 2017, Jefferson County - Arkansas[(b)]	54,700	54,700
6.3% Series due 2020, Pope County - Arkansas	120,000	120,000
5.0% Series due 2021, Independence County - Arkansas[(b)]	45,000	45,000
5.875% Series due 2022, Mississippi Business Finance Corp.	216,000	216,000
5.9% Series due 2022, Mississippi Business Finance Corp.	102,975	102,975
4.9% Series due 2022, Independence County - Mississippi[(b)]	30,000	30,000
4.6% Series due 2022, Mississippi Business Finance Corp.[(b)]	16,030	16,030
6.2% Series due 2026, Claiborne County - Mississippi	90,000	90,000
6.6% Series due 2028, West Feliciana Parish - Louisiana[(f)]	40,000	40,000
Auction Rate due 2030, avg rate 3.66%, St. Charles Parish - Louisiana[(b)]	–	60,000
Total Governmental Bonds	**931,035**	**991,035**
Other Long-Term Debt:		
Note Payable to NYPA, non-interest bearing, 4.8% implicit rate	198,127	217,676
5 year Bank Credit Facility, weighted avg rate 2.171% (Note 4)	3,237,434	2,251,000
Bank term loan, Entergy Corporation, avg rate 1.07125%, due 2010	60,000	60,000
6.17% Notes due March 2008, Entergy Corporation	–	72,000
6.23% Notes due March 2008, Entergy Corporation	–	15,000
6.13% Notes due September 2008, Entergy Corporation	–	150,000
7.75% Notes due December 2009, Entergy Corporation	267,000	267,000
6.58% Notes due May 2010, Entergy Corporation	75,000	75,000
6.9% Notes due November 2010, Entergy Corporation	140,000	140,000
7.625% Notes initially due February 2011, Entergy Corporation[(c)]	500,000	500,000
7.06% Notes due March 2011, Entergy Corporation	86,000	86,000
Long-term DOE Obligation[(d)]	180,428	176,904
Waterford 3 Lease Obligation7.45% (Note 10)	247,725	247,725
Grand Gulf Lease Obligation 5.13% (Note 10)	295,304	322,005
5.51% Series Senior Secured, Series A due October 2013, Entergy Gulf States Reconstruction Funding	74,444	93,500
5.79% Series Senior Secured, Series A due October 2018, Entergy Gulf States Reconstruction Funding	121,600	121,600
5.93% Series Senior Secured, Series A due June 2022, Entergy Gulf States Reconstruction Funding	114,400	114,400
Bank Credit Facility, weighted avg rate 2.285% (Note 4) - Entergy Texas	100,000	–
Unamortized Premium and Discount - Net	(6,906)	(5,596)
Other	28,913	30,446
Total Long-Term Debt	11,718,749	10,724,892
Less Amount Due Within One Year	544,460	996,757
Long-Term Debt Excluding Amount Due Within One Year	$11,174,289	$ 9,728,135
Fair Value of Long-Term Debt[(e)]	$10,117,865	$ 9,351,702

(a) *Consists of pollution control revenue bonds and environmental revenue bonds.*

(b) *The bonds are secured by a series of collateral first mortgage bonds.*

(c) *In December 2005, Entergy Corporation sold 10 million equity units with a stated amount of $50 each. An equity unit consisted of (1) a note, initially due February 2011 and initially bearing interest at an annual rate of 5.75%, and (2) a purchase contract that obligated the holder of the equity unit to purchase for $50 between 0.5705 and 0.7074 shares of Entergy Corporation common stock on or before February 17, 2009. Entergy paid the holders quarterly contract adjustment payments of 1.875% per year on the stated amount of $50 per equity unit. Under the terms of the purchase contracts, Entergy attempted to remarket the notes in February 2009 but was unsuccessful, the note holders put the notes to Entergy, Entergy retired the notes, and Entergy issued 6,598,000 shares of common stock in the settlement of the purchase contracts.*

(d) *Pursuant to the Nuclear Waste Policy Act of 1982, Entergy's nuclear owner/licensee subsidiaries have contracts with the DOE for spent nuclear fuel disposal service. The contracts include a one-time fee for generation prior to April 7, 1983. Entergy Arkansas is the only Entergy company that generated electric power with nuclear fuel prior to that date and includes the one-time fee, plus accrued interest, in long-term debt.*

(e) *The fair value excludes lease obligations, long-term DOE obligations, and the Note Payable to NYPA and includes debt due within one year. It is determined using bid prices reported by dealer markets and by nationally recognized investment banking firms.*

(f) *Entergy Gulf States Louisiana remains primarily liable for all of the long-term debt issued by Entergy Gulf States, Inc. that was outstanding on December 31, 2008 and 2007. Under a debt assumption agreement with Entergy Gulf States Louisiana, Entergy Texas assumed approximately 46% of this long-term debt.*

Notes to Consolidated Financial Statements continued

The annual long-term debt maturities (excluding lease obligations) for debt outstanding as of December 31, 2008, for the next five years are as follows (in thousands):

2009	$ 516,019
2010	$ 763,036
2011	$ 897,367
2012	$3,625,459
2013	$ 579,461

In November 2000, Entergy's Non-Utility Nuclear business purchased the FitzPatrick and Indian Point 3 power plants in a seller-financed transaction. Entergy issued notes to NYPA with seven annual installments of approximately $108 million commencing one year from the date of the closing, and eight annual installments of $20 million commencing eight years from the date of the closing. These notes do not have a stated interest rate, but have an implicit interest rate of 4.8%. In accordance with the purchase agreement with NYPA, the purchase of Indian Point 2 in 2001 resulted in Entergy's Non-Utility Nuclear business becoming liable to NYPA for an additional $10 million per year for 10 years, beginning in September 2003. This liability was recorded upon the purchase of Indian Point 2 in September 2001, and is included in the note payable to NYPA balance above. In July 2003, a payment of $102 million was made prior to maturity on the note payable to NYPA. Under a provision in a letter of credit supporting these notes, if certain of the Utility operating companies or System Energy were to default on other indebtedness, Entergy could be required to post collateral to support the letter of credit.

Covenants in the Entergy Corporation notes require it to maintain a consolidated debt ratio of 65% or less of its total capitalization. If Entergy's debt ratio exceeds this limit, or if Entergy or certain of the Utility operating companies default on other indebtedness or are in bankruptcy or insolvency proceedings, an acceleration of the notes' maturity dates may occur.

Entergy Gulf States Louisiana, Entergy Louisiana, Entergy Mississippi, Entergy Texas, and System Energy have received FERC long-term financing orders authorizing long-term securities issuances. Entergy Arkansas has received an APSC long-term financing order authorizing long-term securities issuances. The long-term securities issuances of Entergy New Orleans are limited to amounts authorized by the City Council, and the current authorization extends through August 2010.

Capital Funds Agreement

Pursuant to an agreement with certain creditors, Entergy Corporation has agreed to supply System Energy with sufficient capital to:

- maintain System Energy's equity capital at a minimum of 35% of its total capitalization (excluding short-term debt);
- permit the continued commercial operation of Grand Gulf;
- pay in full all System Energy indebtedness for borrowed money when due; and
- enable System Energy to make payments on specific System Energy debt, under supplements to the agreement assigning System Energy's rights in the agreement as security for the specific debt.

Entergy Texas Securitization Bonds

In April 2007, the PUCT issued a financing order authorizing the issuance of securitization bonds to recover $353 million of Entergy Texas' Hurricane Rita reconstruction costs and up to $6 million of transaction costs, offset by $32 million of related deferred income tax benefits. In June 2007, Entergy Gulf States Reconstruction Funding I, LLC, a company wholly-owned and consolidated by Entergy Texas, issued $329.5 million of senior secured transition bonds (securitization bonds), as follows (in thousands):

Senior Secured Transition Bonds, Series A:	
Tranche A-1 (5.51%) due October 2013	$ 93,500
Tranche A-2 (5.79%) due October 2018	121,600
Tranche A-3 (5.93%) due June 2022	114,400
Total senior secured transition bonds	**$329,500**

Although the principal amount of each tranche is not due until the dates given above, Entergy Gulf States Reconstruction Funding expects to make principal payments on the bonds over the next five years in the amounts of $17.7 million for 2009, $18.6 million for 2010, $19.7 million for 2011, $20.8 million for 2012, and $21.9 million for 2013. All of the scheduled principal payments for 2009-2012 are for Tranche A-1, except for $2.3 million for Tranche A-2 in 2012, and all of the scheduled principal payments for 2013 are for Tranche A-2.

With the proceeds, Entergy Gulf States Reconstruction Funding purchased from Entergy Texas the transition property, which is the right to recover from customers through a transition charge amounts sufficient to service the securitization bonds. Entergy Texas began cost recovery through the transition charge in July 2007. The creditors of Entergy Texas do not have recourse to the assets or revenues of Entergy Gulf States Reconstruction Funding, including the transition property, and the creditors of Entergy Gulf States Reconstruction Funding do not have recourse to the assets or revenues of Entergy Texas. Entergy Texas has no payment obligations to Entergy Gulf States Reconstruction Funding except to remit transition charge collections.

Entergy Texas Debt Issuance

In January 2009, Entergy Texas issued $500 million of 7.125% Series Mortgage Bonds due February 2019. Entergy Texas used a portion of the proceeds to repay its $160 million note payable to Entergy Corporation, to repay the $100 million outstanding on its credit facility, and to repay short-term borrowings under the Entergy System money pool. Entergy Texas intends to use the remaining proceeds to repay on or prior to maturity approximately $70 million of obligations that had been assumed by Entergy Texas under the debt assumption agreement with Entergy Gulf States Louisiana and for other general corporate purposes.

Notes to Consolidated Financial Statements continued

NOTE 6. PREFERRED EQUITY

The number of shares and units authorized and outstanding and dollar value of preferred stock, preferred membership interests, and minority interest for Entergy Corporation subsidiaries as of December 31, 2008 and 2007 are presented below. All series of the Utility preferred stock are redeemable at the option of the related company (dollars in thousands):

	Shares/Units Authorized		Shares/Units Outstanding			
	2008	2007	2008	2007	2008	2007
Entergy Corporation						
Utility:						
Preferred Stock or Membership Interests without sinking fund:						
Entergy Arkansas, 4.32% - 6.45% Series	3,413,500	3,413,500	3,413,500	3,413,500	$116,350	$116,350
Entergy Gulf States Louisiana, Series A 8.25%	100,000	100,000	100,000	100,000	10,000	10,000
Entergy Louisiana, 6.95% Series[(a)]	1,000,000	1,000,000	840,000	840,000	84,000	84,000
Entergy Mississippi, 4.36% - 6.25% Series	1,403,807	1,403,807	1,403,807	1,403,807	50,381	50,381
Entergy New Orleans, 4.36% - 5.56% Series	197,798	197,798	197,798	197,798	19,780	19,780
Total Utility Preferred Stock or Preferred Membership Interests without sinking fund	6,115,105	6,115,105	5,955,105	5,955,105	280,511	280,511
Non-nuclear Wholesale Assets Business:						
Preferred Stock without sinking fund:						
Entergy Asset Management, 8.95% rate[(b)]	1,000,000	1,000,000	297,376	297,376	29,738	29,738
Other	–	–	–	–	780	913
Total Preferred Stock or Preferred Membership Interests without sinking fund	**7,115,105**	**7,115,105**	**6,252,481**	**6,252,481**	**$311,029**	**$311,162**

(a) In 2007, Entergy Louisiana Holdings, an Entergy subsidiary, purchased 160,000 of these shares from the holders.

(b) At December 31, 2007, the dividend rate was 11.50%. The preferred stockholders' agreement provides that each December 31 either Entergy Asset Management or the preferred shareholders may request that the preferred dividend rate be reset. If Entergy Asset Management and the preferred shareholders are unable to agree on a dividend reset rate, a preferred shareholder can request that its shares be sold to a third party. If Entergy Asset Management is unable to sell the preferred shares within 75 days, the preferred shareholder has the right to take control of the Entergy Asset Management board of directors for the purpose of liquidating the assets of Entergy Asset Management in order to repay the preferred shares and any accrued dividends.

All outstanding preferred stock and membership interests are cumulative.

At December 31, 2008, Entergy Gulf States Louisiana had outstanding 100,000 units of no par value 8.25% Series Preferred Membership Interests that were initially issued by Entergy Gulf States, Inc. as preference stock. The preference shares were converted into the preferred units as part of the jurisdictional separation. The distributions are cumulative and payable quarterly beginning March 15, 2008. The preferred membership interests are redeemable on or after December 15, 2015, at Entergy Gulf States Louisiana's option, at the fixed redemption price of $100 per unit.

Notes to Consolidated Financial Statements continued

NOTE 7. COMMON STOCK

COMMON STOCK

Treasury Stock

Treasury stock activity for Entergy for 2008, 2007, and 2006 is as follows (dollars in thousands):

	2008		2007		2006	
	Treasury Shares	Cost	Treasury Shares	Cost	Treasury Shares	Cost
Beginning Balance, January 1	**55,053,847**	**$3,734,865**	**45,506,311**	**$2,644,390**	**40,644,602**	**$2,161,960**
Repurchases	4,792,299	512,351	11,581,842	1,215,578	6,672,000	584,193
Issuances:						
Employee Stock-Based Compensation Plans	(1,025,408)	(71,636)	(2,029,686)	(124,801)	(1,803,471)	(101,393)
Directors' Plan	(5,220)	(366)	(4,620)	(302)	(6,820)	(370)
Ending Balance, December 31	**58,815,518**	**$4,175,214**	**55,053,847**	**$3,734,865**	**45,506,311**	**$2,644,390**

Entergy Corporation reissues treasury shares to meet the requirements of the Stock Plan for Outside Directors (Directors' Plan), two Equity Ownership Plans of Entergy Corporation and Subsidiaries, the Equity Awards Plan of Entergy Corporation and Subsidiaries, and certain other stock benefit plans. The Directors' Plan awards to non-employee directors a portion of their compensation in the form of a fixed number of shares of Entergy Corporation common stock.

In January 2007, the Board approved a repurchase program under which Entergy is authorized to repurchase up to $1.5 billion of its common stock, of which $1.4 billion was repurchased as of December 31, 2008. In January 2008, the Board authorized an incremental $500 million share repurchase program to enable Entergy to consider opportunistic purchases in response to equity market conditions. Entergy expects to complete both of these programs in 2009.

The amount of repurchases may vary as a result of material changes in business results or capital spending or new investment opportunities.

The Board had previously approved a program under which Entergy was authorized to repurchase up to $1.5 billion of its common stock through 2006. Entergy completed this program in the fourth quarter 2006.

RETAINED EARNINGS AND DIVIDEND RESTRICTIONS

Provisions within the articles of incorporation or pertinent indentures and various other agreements relating to the long-term debt and preferred stock of certain of Entergy Corporation's subsidiaries restrict the payment of cash dividends or other distributions on their common and preferred stock. As of December 31, 2008, Entergy Arkansas and Entergy Mississippi had restricted retained earnings unavailable for distribution to Entergy Corporation of $461.6 million and $121.6 million, respectively. Entergy Corporation received dividend payments from subsidiaries totaling $313 million in 2008, $625 million in 2007, and $950 million in 2006.

Notes to Consolidated Financial Statements continued

NOTE 8. COMMITMENTS AND CONTINGENCIES

Entergy and the Registrant Subsidiaries are involved in a number of legal, regulatory, and tax proceedings before various courts, regulatory commissions, and governmental agencies in the ordinary course of business. While management is unable to predict the outcome of such proceedings, management does not believe that the ultimate resolution of these matters will have a material adverse effect on Entergy's results of operations, cash flows, or financial condition. Entergy discusses regulatory proceedings in Note 2 to the financial statements and discusses tax proceedings in Note 3 to the financial statements.

VIDALIA PURCHASED POWER AGREEMENT

Entergy Louisiana has an agreement extending through the year 2031 to purchase energy generated by a hydroelectric facility known as the Vidalia project. Entergy Louisiana made payments under the contract of approximately $167.7 million in 2008, $130.8 million in 2007, and $107.1 million in 2006. If the maximum percentage (94%) of the energy is made available to Entergy Louisiana, current production projections would require estimated payments of approximately $158.5 million in 2009, and a total of $2.92 billion for the years 2010 through 2031. Entergy Louisiana currently recovers the costs of the purchased energy through its fuel adjustment clause. In an LPSC-approved settlement related to tax benefits from the tax treatment of the Vidalia contract, Entergy Louisiana agreed to credit rates by $11 million each year for up to ten years, beginning in October 2002. In addition, in accordance with an LPSC settlement, Entergy Louisiana credited rates in August 2007 by $11.8 million (including interest) as a result of a settlement with the IRS of the 2001 tax treatment of the Vidalia contract. The provisions of the settlement also provide that the LPSC shall not recognize or use Entergy Louisiana's use of the cash benefits from the tax treatment in setting any of Entergy Louisiana's rates. Therefore, to the extent Entergy Louisiana's use of the proceeds would ordinarily have reduced its rate base, no change in rate base shall be reflected for ratemaking purposes.

NUCLEAR INSURANCE

Third Party Liability Insurance

The Price-Anderson Act requires that reactor licensees purchase insurance and participate in a secondary insurance pool that provides insurance coverage for the public in the event of a nuclear power plant accident. The costs of this insurance are borne by the nuclear power industry. Congress amended and renewed the Price-Anderson Act in 2005 for a term through 2025. The Price-Anderson Act requires nuclear power plants to show evidence of financial protection in the event of a nuclear accident. This protection must consist of two layers of coverage:

1. The primary level is private insurance underwritten by American Nuclear Insurers and provides public liability insurance coverage of $300 million. If this amount is not sufficient to cover claims arising from an accident, the second level, Secondary Financial Protection, applies.
2. Within the Secondary Financial Protection level, each nuclear reactor has a contingent obligation to pay a retrospective premium, equal to its proportionate share of the loss in excess of the primary level, regardless of proximity to the incident or fault, up to a maximum of $117.5 million per reactor per incident (Entergy's maximum total contingent obligation per incident is $1.3 billion). This consists of a $111.9 million maximum retrospective premium plus a five percent surcharge that may be payable, if needed, at a rate that is currently set at $17.5 million per year per nuclear power reactor. There are no terrorism limitations.

Currently, 104 nuclear reactors are participating in the Secondary Financial Protection program. The product of the maximum retrospective premium assessment to the nuclear power industry and the number of nuclear power reactors provides over $12.2 billion in secondary layer insurance coverage to compensate the public in the event of a nuclear power reactor accident. The Price-Anderson Act provides that all potential liability for a nuclear accident is limited to the amounts of insurance coverage available under the primary and secondary layers.

Entergy Arkansas has two licensed reactors and Entergy Gulf States Louisiana, Entergy Louisiana, and System Energy each have one licensed reactor (10% of Grand Gulf is owned by a non-affiliated company (SMEPA) that would share on a pro-rata basis in any retrospective premium assessment to System Energy under the Price-Anderson Act). Entergy's Non-Utility Nuclear business owns and operates six nuclear power reactors and owns the shutdown Indian Point 1 reactor.

Property Insurance

Entergy's nuclear owner/licensee subsidiaries are members of certain mutual insurance companies that provide property damage coverage, including decontamination and premature decommissioning expense, to the members' nuclear generating plants. These programs are underwritten by Nuclear Electric Insurance Limited (NEIL). As of December 31, 2008, Entergy was insured against such losses per the following structures:

Utility Plants (ANO 1 and 2, Grand Gulf, River Bend, and Waterford 3)

- Primary Layer (per plant) - $500 million per occurrence
- Excess Layer (per plant) - $750 million per occurrence
- Blanket Layer (shared among the Utility plants) - $350 million per occurrence
- Total limit - $1.6 billion per occurrence
- Deductibles:
  - $2.5 million per occurrence - Turbine/generator damage
  - $2.5 million per occurrence - Other than turbine/generator damage
  - $10 million per occurrence plus 10% of amount above $10 million - Damage from a windstorm

Note: ANO 1 and 2 share in the primary layer with one policy in common for that site because the policy is issued on a per site basis.

Non-Utility Nuclear Plants (Indian Point 2 and 3, FitzPatrick, Pilgrim, Vermont Yankee, Palisades, and Big Rock Point)

- Primary Layer (per plant) - $500 million per occurrence
- Excess Layer - $615 million per occurrence
- Total limit - $1.115 billion per occurrence
- Deductibles:
  - $2.5 million per occurrence - Turbine/generator damage
  - $2.5 million per occurrence - Other than turbine/generator damage
  - $10 million per occurrence plus 10% of amount above $10 million - Damage from a windstorm

Note: Indian Point 2 and 3 share in the primary layer with one policy in common for that site because the policy is issued on a per site basis. Big Rock Point has its own primary policy with no excess coverage.

Notes to Consolidated Financial Statements continued

In addition, Waterford 3, Grand Gulf, and the Non-Utility Nuclear plants are also covered under NEIL's Accidental Outage Coverage program. This coverage provides certain fixed indemnities in the event of an unplanned outage that results from a covered NEIL property damage loss, subject to a deductible and a waiting period. The following summarizes this coverage as of December 31, 2008:

Waterford 3

- $2.95 million weekly indemnity
- $413 million maximum indemnity
- Deductible: 26 week waiting period

Grand Gulf

- $100,000 weekly indemnity
- $14 million maximum indemnity
- Deductible: 26 week waiting period

Indian Point 2 and Indian Point 3 and Palisades (Indian Point 2 and Indian Point 3 share the limits)

- $4.5 million weekly indemnity
- $490 million maximum indemnity
- Deductible: 12 week waiting period

FitzPatrick and Pilgrim (each plant has an individual policy with the noted parameters)

- $4.0 million weekly indemnity
- $490 million maximum indemnity
- Deductible: 12 week waiting period

Vermont Yankee

- $3.5 million weekly indemnity
- $435 million maximum indemnity
- Deductible: 12 week waiting period

Under the property damage and accidental outage insurance programs, Entergy nuclear plants could be subject to assessments should losses exceed the accumulated funds available from NEIL. As of December 31, 2008, the maximum amounts of such possible assessments per occurrence were as follows (in millions):

Utility:	
Entergy Arkansas	$21.0
Entergy Gulf States Louisiana	$17.0
Entergy Louisiana	$18.5
Entergy Mississippi	$0.07
Entergy New Orleans	$0.07
Entergy Texas	N/A
System Energy	$14.7
Non-Utility Nuclear	$87.8

Entergy maintains property insurance for its nuclear units in excess of the NRC's minimum requirement of $1.06 billion per site for nuclear power plant licensees. NRC regulations provide that the proceeds of this insurance must be used, first, to render the reactor safe and stable, and second, to complete decontamination operations. Only after proceeds are dedicated for such use and regulatory approval is secured would any remaining proceeds be made available for the benefit of plant owners or their creditors.

In the event that one or more acts of non-certified terrorism causes property damage under one or more or all nuclear insurance policies issued by NEIL (including, but not limited to, those described above) within 12 months from the date the first property damage occurs, the maximum recovery under all such nuclear insurance policies shall be an aggregate of $3.24 billion plus the additional amounts recovered for such losses from reinsurance, indemnity, and any other sources applicable to such losses. There is no aggregate limit involving one or more acts of certified terrorism.

Conventional Property Insurance

Entergy's conventional property insurance program provides coverage of up to $400 million on an Entergy system-wide basis for all operational perils (direct physical loss or damage due to machinery breakdown, electrical failure, fire, lightning, hail, or explosion) on an "each and every loss" basis, and for natural perils (direct physical loss or damage due to named windstorm, earthquake or flood) on an annual aggregate basis. The coverage is subject to a $20 million self-insured retention per occurrence for operational perils or a 2% of the insured loss retention per occurrence for natural perils (up to a $35 million maximum self-insured retention). Covered property generally includes power plants, substations, facilities, inventories, and gas distribution-related properties. Excluded property generally includes above-ground transmission and distribution lines, poles, and towers. The primary layer consists of a $125 million layer in excess of the self-insured retention and is placed through various insurers. The excess layer consists of two layers: a $175 million layer in excess of the $125 million primary layer and an additional $100 million layer in excess of $175 million layer; both excess layers are placed on a quota share basis through several insurers. Combining the $125 million primary layer, the $175 million excess layer, and $100 million additional excess layer results in a total of $400 million in coverage. This coverage is in place for Entergy Corporation, the Registrant Subsidiaries, and certain other Entergy subsidiaries, including the owners of the Non-Utility Nuclear power plants.

In addition to the conventional property insurance program, Entergy has purchased additional coverage ($20 million per occurrence) for some of its non-regulated, non-generation assets. This policy serves to buy-down the $20 million deductible and is placed on a scheduled location basis. The applicable deductibles are $100,000 to $250,000, except for properties that are damaged by flooding and properties whose values are greater than $20 million; these properties have a $500,000 deductible.

Hurricane Katrina and Hurricane Rita Claims

Entergy has received a total of $277 million as of December 31, 2008 on its Hurricane Katrina and Hurricane Rita insurance claims, including the settlements of its Hurricane Katrina claims with each of its two excess insurers. Of the $277 million received, $186 million was allocated to Entergy New Orleans, $16 million to Entergy Gulf States Louisiana, $24 million to Entergy Texas, and $40 million to Entergy Louisiana. Entergy currently expects to receive payment for any remaining insurance recovery related to Hurricane Katrina and Hurricane Rita in 2009.

To the extent that Entergy New Orleans receives insurance proceeds for future construction expenditures associated with rebuilding its gas system, the October 2006 City Council resolution approving the settlement of Entergy New Orleans' rate and storm-cost recovery filings requires Entergy New Orleans to record those proceeds in a designated sub-account of other deferred credits. This other deferred credit is shown as "Gas system rebuild insurance proceeds" on Entergy New Orleans' balance sheet.

Notes to Consolidated Financial Statements continued

WATERFORD 3 LEASE OBLIGATIONS (ENTERGY LOUISIANA)

In 1989, in three separate but substantially identical transactions, Entergy Louisiana sold and leased back undivided interests in Waterford 3 for the aggregate sum of $353.6 million. The interests represent approximately 9.3% of Waterford 3. Upon the occurrence of certain events, Entergy Louisiana may be obligated to pay amounts sufficient to permit the termination of the lease transactions and may be required to assume the outstanding bonds issued to finance, in part, the lessors' acquisition of the undivided interests in Waterford 3.

EMPLOYMENT AND LABOR-RELATED PROCEEDINGS

The Registrant Subsidiaries and other Entergy subsidiaries are responding to various lawsuits in both state and federal courts and to other labor-related proceedings filed by current and former employees and third parties not selected for open positions. These actions include, but are not limited to, allegations of wrongful employment actions; wage disputes and other claims under the Fair Labor Standards Act or its state counterparts; claims of race, gender and disability discrimination; disputes arising under collective bargaining agreements; unfair labor practice proceedings and other administrative proceedings before the National Labor Relations Board; claims of retaliation; and claims for or regarding benefits under various Entergy Corporation sponsored plans. Entergy and the Registrant Subsidiaries are responding to these suits and proceedings and deny liability to the claimants.

ASBESTOS LITIGATION

Numerous lawsuits have been filed in federal and state courts primarily in Texas and Louisiana, primarily by contractor employees who worked in the 1940-1980s timeframe, against Entergy Gulf States Louisiana and Entergy Texas, and to a lesser extent the other Utility operating companies, as premises owners of power plants, for damages caused by alleged exposure to asbestos. Many other defendants are named in these lawsuits as well. Currently, there are approximately 500 lawsuits involving approximately 6,000 claimants. Management believes that adequate provisions have been established to cover any exposure. Additionally, negotiations continue with insurers to recover reimbursements. Management believes that loss exposure has been and will continue to be handled so that the ultimate resolution of these matters will not be material, in the aggregate, to the financial position or results of operation of the Utility operating companies.

NOTE 9. ASSET RETIREMENT OBLIGATIONS

SFAS 143, "Accounting for Asset Retirement Obligations," requires the recording of liabilities for all legal obligations associated with the retirement of long-lived assets that result from the normal operation of those assets. For Entergy, substantially all of its asset retirement obligations consist of its liability for decommissioning its nuclear power plants. In addition, an insignificant amount of removal costs associated with non-nuclear power plants is also included in the decommissioning line item on the balance sheets.

These liabilities are recorded at their fair values (which are the present values of the estimated future cash outflows) in the period in which they are incurred, with an accompanying addition to the recorded cost of the long-lived asset. The asset retirement obligation is accreted each year through a charge to expense, to reflect the time value of money for this present value obligation. The accretion will continue through the completion of the asset retirement activity. The amounts added to the carrying amounts of the long-lived assets will be depreciated over the useful lives of the assets. The application of SFAS 143 is earnings neutral to the rate-regulated business of the Registrant Subsidiaries.

In accordance with ratemaking treatment and as required by SFAS 71, the depreciation provisions for the Registrant Subsidiaries include a component for removal costs that are not asset retirement obligations under SFAS 143. In accordance with regulatory accounting principles, the Registrant Subsidiaries have recorded regulatory assets (liabilities) in the following amounts to reflect their estimates of the difference between estimated incurred removal costs and estimated removal costs recovered in rates (in millions):

December 31,	2008	2007
Entergy Arkansas	$ 5.9	$ 23.0
Entergy Gulf States Louisiana	$ (3.6)	$(13.9)
Entergy Louisiana	$(43.5)	$(64.0)
Entergy Mississippi	$ 40.0	$ 35.7
Entergy New Orleans	$ 15.4	$ 1.5
Entergy Texas	$ 34.7	$ (4.9)
System Energy	$ 14.5	$ 16.9

The cumulative decommissioning and retirement cost liabilities and expenses recorded in 2008 by Entergy were as follows (in millions):

	Liabilities as of Dec. 31, 2007	Accretion	Change in Cash Flow Estimate	Spending	Liabilities as of Dec. 31, 2008
Utility:					
Entergy Arkansas	$ 505.6	$35.1	$ –	$ –	$ 540.7
Entergy Gulf States Louisiana	$ 204.8	$18.1	$ –	$ –	$ 222.9
Entergy Louisiana	$ 257.1	$19.9	$ (0.2)	$ –	$ 276.8
Entergy Mississippi	$ 4.5	$ 0.3	$ –	$ –	$ 4.8
Entergy New Orleans	$ 2.8	$ 0.2	$ –	$ –	$ 3.0
Entergy Texas	$ 3.1	$ 0.2	$ –	$ –	$ 3.3
System Energy	$ 368.6	$27.6	$ –	$ –	$ 396.2
Non-Utility Nuclear	$1,141.6	$93.6	$13.7	$(20.1)	$1,228.7
Other	$ 1.1	$ –	$ –	$ 0.1	$ 1.2

The cumulative decommissioning and retirement cost liabilities and expenses recorded in 2007 by Entergy were as follows (in millions):

	Liabilities as of Dec. 31, 2006	Accretion	Change in Cash Flow Estimate	Spending	Liabilities as of Dec. 31, 2007
Utility:					
Entergy Arkansas	$472.8	$32.8	$ –	$ –	$ 505.6
Entergy Gulf States Louisiana	$191.0	$16.9	$ (3.1)[(a)]	$ –	$ 204.8
Entergy Louisiana	$238.5	$18.6	$ –	$ –	$ 257.1
Entergy Mississippi	$ 4.3	$ 0.2	$ –	$ –	$ 4.5
Entergy New Orleans	$ 2.6	$ 0.2	$ –	$ –	$ 2.8
Entergy Texas	$ 2.9	$ 0.2	$ –	$ –	$ 3.1
System Energy	$342.8	$25.8	$ –	$ –	$ 368.6
Non-Utility Nuclear[(b)]	$993.0	$78.6	$100.4	$(30.4)	$1,141.6
Other	$ 1.1	$ –	$ –	$ –	$ 1.1

(a) Represents the $3.1 million allocated to Entergy Texas as part of the jurisdictional separation.

(b) The Non-Utility Nuclear liability as of December 31, 2006 includes $219.7 million for the Palisades nuclear plant which was acquired in April 2007.

Entergy periodically reviews and updates estimated decommissioning costs. The actual decommissioning costs may vary from the estimates because of regulatory requirements, changes in technology, and increased costs of labor, materials, and equipment. As described below, during 2006, 2007, and 2008 Entergy updated decommissioning cost estimates for certain Non-Utility Nuclear plants.

In the third quarter 2008, Entergy's Non-Utility Nuclear business recorded an increase of $13.7 million in decommissioning liabilities for certain of its plants as a result of revised decommissioning cost studies. The revised estimates resulted in the recognition of a $13.7 million asset retirement obligation asset that will be depreciated over the remaining life of the units.

In the fourth quarter 2007, Entergy's Non-Utility Nuclear business recorded an increase of $100 million in decommissioning liabilities for certain of its plants as a result of revised decommissioning cost studies. The revised estimates resulted in the recognition of a $100 million asset retirement obligation asset that will be depreciated over the remaining life of the units.

In the third quarter 2006, Entergy's Non-Utility Nuclear business recorded a reduction of $27.0 million in decommissioning liability for a plant as a result of a revised decommissioning cost study and changes in assumptions regarding the timing of when decommissioning of the plant will begin. The revised estimate resulted in miscellaneous income of $27.0 million ($16.6 million net-of-tax), reflecting the excess of the reduction in the liability over the amount of undepreciated asset retirement cost recorded at the time of adoption of SFAS 143.

For the Indian Point 3 and FitzPatrick plants purchased in 2000, NYPA retained the decommissioning trusts and the decommissioning liability. NYPA and Entergy executed decommissioning agreements, which specify their decommissioning obligations. NYPA has the right to require Entergy to assume the decommissioning liability provided that it assigns the corresponding decommissioning trust, up to a specified level, to Entergy. If the decommissioning liability is retained by NYPA, Entergy will perform the decommissioning of the plants at a price equal to the lesser of a pre-specified level or the amount in the decommissioning trusts.

Entergy maintains decommissioning trust funds that are committed to meeting the costs of decommissioning the nuclear power plants. The fair values of the decommissioning trust funds and the related asset retirement obligation regulatory assets of Entergy as of December 31, 2008 are as follows (in millions):

	Decommissioning Trust Fair Values	Regulatory Asset
Utility:		
ANO 1 and ANO 2	$ 390.5	$159.5
River Bend	$ 303.2	$ 8.7
Waterford 3	$ 180.9	$ 77.7
Grand Gulf	$ 268.8	$ 96.1
Non-Utility Nuclear	$1,688.9	$ –

NOTE 10. LEASES

GENERAL

As of December 31, 2008, Entergy Corporation and subsidiaries had capital leases and non-cancelable operating leases for equipment, buildings, vehicles, and fuel storage facilities (excluding nuclear fuel leases and the Grand Gulf and Waterford 3 sale and leaseback transactions) with minimum lease payments as follows (in thousands):

Year	Operating Leases	Capital Leases
2009	$ 90,085	$ 4,435
2010	113,775	4,810
2011	52,572	4,810
2012	39,373	4,810
2013	34,050	4,810
Years thereafter	118,968	44,613
Minimum lease payments	448,823	68,288
Less: Amount representing interest	–	28,187
Present value of net minimum lease payments	**$448,823**	**$40,101**

Total rental expenses for all leases (excluding nuclear fuel leases and the Grand Gulf and Waterford 3 sale and leaseback transactions) amounted to $66.4 million in 2008, $78.8 million in 2007, and $78.0 million in 2006.

In addition to the above rental expense, railcar operating lease payments and oil tank facilities lease payments are recorded in fuel expense in accordance with regulatory treatment. Railcar operating lease payments were $10.2 million in 2008, $9.0 million in 2007, and $12.1 million in 2006 for Entergy Arkansas and $3.4 million in 2008, $4.8 million in 2007, and $3.1 million in 2006 for Entergy Gulf States Louisiana. Oil tank facilities lease payments for Entergy Mississippi were $3.4 million in 2008, $3.4 million in 2007, and $3.8 million for 2006.

NUCLEAR FUEL LEASES

As of December 31, 2008, arrangements to lease nuclear fuel existed in an aggregate amount up to $145 million for Entergy Arkansas, $150 million for Entergy Gulf States Louisiana, $110 million for Entergy Louisiana, and $205 million for System Energy. As of December 31, 2008, the unrecovered cost base of nuclear fuel leases amounted to approximately $125.1 million for Entergy Arkansas, $120.2 million for Entergy Gulf States Louisiana, $74.2 million for Entergy Louisiana, and $125.4 million for System Energy. The lessors finance the acquisition and ownership of nuclear fuel through loans made under revolving credit agreements, the issuance of commercial paper, and the issuance of intermediate-term notes. The credit agreements for Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, and System Energy each have a termination date of August 12, 2010. The termination dates may be extended from time to time with the consent of the lenders. The intermediate-term notes issued pursuant to these fuel lease arrangements have varying maturities through September 15, 2013. It is expected that additional financing under the leases will be arranged as needed to acquire additional fuel, to pay interest, and to pay maturing debt. However, if such additional financing cannot be arranged, the lessee in each case must repurchase sufficient nuclear fuel to allow the lessor to meet its obligations in accordance with the fuel lease.

Lease payments are based on nuclear fuel use. The table below represents the total nuclear fuel lease payments (principal and interest), as well as the separate interest component charged to operations, in 2008, 2007, and 2006 for the four Registrant Subsidiaries that own nuclear power plants (in millions):

	2008		2007		2006	
	Lease Payments	Interest	Lease Payments	Interest	Lease Payments	Interest
Entergy Arkansas	$ 63.5	$ 4.7	$ 61.7	$ 5.8	$ 55.0	$ 5.0
Entergy Gulf States Louisiana	29.3	2.5	31.5	2.8	28.1	3.6
Entergy Louisiana	44.6	3.0	44.2	4.0	35.5	2.4
System Energy	33.0	2.9	30.4	4.0	32.8	3.6
Total	**$170.4**	**$13.1**	**$167.8**	**$16.6**	**$151.4**	**$14.6**

SALE AND LEASEBACK TRANSACTIONS

Waterford 3 Lease Obligations

In 1989, in three separate but substantially identical transactions, Entergy Louisiana sold and leased back undivided interests in Waterford 3 for the aggregate sum of $353.6 million. The interests represent approximately 9.3% of Waterford 3. The leases expire in 2017. Under certain circumstances, Entergy Louisiana may repurchase the leased interests prior to the end of the term of the leases. At the end of the lease terms, Entergy Louisiana has the option to repurchase the leased interests in Waterford 3 at fair

Notes to Consolidated Financial Statements continued

market value or to renew the leases for either fair market value or, under certain conditions, a fixed rate.

Entergy Louisiana issued $208.2 million of non-interest bearing first mortgage bonds as collateral for the equity portion of certain amounts payable under the leases.

Upon the occurrence of certain events, Entergy Louisiana may be obligated to assume the outstanding bonds used to finance the purchase of the interests in the unit and to pay an amount sufficient to withdraw from the lease transaction. Such events include lease events of default, events of loss, deemed loss events, or certain adverse "Financial Events." "Financial Events" include, among other things, failure by Entergy Louisiana, following the expiration of any applicable grace or cure period, to maintain (i) total equity capital (including preferred membership interests) at least equal to 30% of adjusted capitalization, or (ii) a fixed charge coverage ratio of at least 1.50 computed on a rolling 12 month basis. As of December 31, 2008, Entergy Louisiana was in compliance with these provisions.

As of December 31, 2008, Entergy Louisiana had future minimum lease payments (reflecting an overall implicit rate of 7.45%) in connection with the Waterford 3 sale and leaseback transactions, which are recorded as long-term debt, as follows (in thousands):

2009	$ 32,452
2010	35,138
2011	50,421
2012	39,067
2013	26,301
Years thereafter	137,858
Total	321,237
Less: Amount representing interest	73,512
Present value of net minimum lease payments	**$247,725**

Grand Gulf Lease Obligations

In December 1988, in two separate but substantially identical transactions, System Energy sold and leased back undivided ownership interests in Grand Gulf for the aggregate sum of $500 million. The interests represent approximately 11.5% of Grand Gulf. The leases expire in 2015. Under certain circumstances, System Entergy may repurchase the leased interests prior to the end of the term of the leases. At the end of the lease terms, System Energy has the option to repurchase the leased interests in Grand Gulf at fair market value or to renew the leases for either fair market value or, under certain conditions, a fixed rate.

In May 2004, System Energy caused the Grand Gulf lessors to refinance the outstanding bonds that they had issued to finance the purchase of their undivided interest in Grand Gulf. The refinancing is at a lower interest rate, and System Energy's lease payments have been reduced to reflect the lower interest costs.

System Energy is required to report the sale-leaseback as a financing transaction in its financial statements. For financial reporting purposes, System Energy expenses the interest portion of the lease obligation and the plant depreciation. However, operating revenues include the recovery of the lease payments because the transactions are accounted for as a sale and leaseback for ratemaking purposes. Consistent with a recommendation contained in a FERC audit report, System Energy initially recorded as a net regulatory asset the difference between the recovery of the lease payments and the amounts expensed for interest and depreciation and continues to record this difference as a regulatory asset or liability on an ongoing basis, resulting in a zero net balance for the regulatory asset at the end of the lease term. The amount of this net regulatory asset was $19.2 million and $36.6 million as of December 31, 2008 and 2007, respectively.

As of December 31, 2008, System Energy had future minimum lease payments (reflecting an implicit rate of 5.13%), which are recorded as long-term debt as follows (in thousands):

2009	$ 47,760
2010	48,569
2011	49,437
2012	49,959
2013	50,546
Years thereafter	103,890
Total	350,161
Less: Amount representing interest	54,857
Present value of net minimum lease payments	**$295,304**

NOTE 11. RETIREMENT, OTHER POSTRETIREMENT BENEFITS, AND DEFINED CONTRIBUTION PLANS

Qualified Pension Plans

Entergy has seven qualified pension plans covering substantially all of its employees: "Entergy Corporation Retirement Plan for Non-Bargaining Employees," "Entergy Corporation Retirement Plan for Bargaining Employees," "Entergy Corporation Retirement Plan II for Non-Bargaining Employees," "Entergy Corporation Retirement Plan II for Bargaining Employees," "Entergy Corporation Retirement Plan III," "Entergy Corporation Retirement Plan IV for Non-Bargaining Employees," and "Entergy Corporation Retirement Plan IV for Bargaining Employees." The Registrant Subsidiaries participate in two of these plans: "Entergy Corporation Retirement Plan for Non-Bargaining Employees" and "Entergy Corporation Retirement Plan for Bargaining Employees." Except for the Entergy Corporation Retirement Plan III, the pension plans are noncontributory and provide pension benefits that are based on employees' credited service and compensation during the final years before retirement. The Entergy Corporation Retirement Plan III includes a mandatory employee contribution of 3% of earnings during the first 10 years of plan participation, and allows voluntary contributions from 1% to 10% of earnings for a limited group of employees.

Entergy Corporation and its subsidiaries fund pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the plans include common and preferred stocks, fixed-income securities, interest in a money market fund, and insurance contracts. The Registrant Subsidiaries' pension costs are recovered from customers as a component of cost of service in each of their jurisdictions. Entergy uses a December 31 measurement date for its pension plans.

In September 2006, FASB issued SFAS 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements Nos. 87, 88, 106 and 132(R)," to be effective December 31, 2006. SFAS 158 requires an employer to recognize in its balance sheet the funded status of its benefit plans. This is measured as the difference between plan assets at fair value and the benefit obligation. Employers are to record previously unrecognized gains and losses, prior service costs, and the remaining transition asset or obligation as a result of adopting SFAS 87 and SFAS 106 as comprehensive income and/or as a regulatory asset reflective of the recovery mechanism for pension and OPEB costs in the Utility's jurisdictions. For the portion of Entergy Gulf States Louisiana that is not regulated, the unrecognized prior service cost, gains and losses, and transition asset/obligation for its pension and other postretirement benefit obligations are recorded as other comprehensive income. Entergy

Notes to Consolidated Financial Statements continued

Gulf States Louisiana and Entergy Louisiana recover other postretirement benefits costs on a pay as you go basis and recorded the unrecognized prior service cost, gains and losses, and transition obligation for its other postretirement benefit obligation as other comprehensive income. SFAS 158 also requires that changes in the funded status be recorded as other comprehensive income and/or a regulatory asset in the period in which the changes occur.

Components of Qualified Net Pension Cost and Other Amounts Recognized as a Regulatory Asset and/or Accumulated Other Comprehensive Income (AOCI)

Entergy Corporation's and its subsidiaries' total 2008, 2007, and 2006 qualified pension costs and amounts recognized as a regulatory asset and/or other comprehensive income, including amounts capitalized, included the following components: (in thousands):

	2008	2007	2006
Net periodic pension cost:			
Service cost - benefits earned during the period	$ 90,392	$ 96,565	$ 92,706
Interest cost on projected benefit obligation	206,586	185,170	167,257
Expected return on assets	(230,558)	(203,521)	(177,930)
Amortization of prior service cost	5,063	5,531	5,462
Recognized net loss	26,834	45,775	43,721
Curtailment loss	–	2,336	–
Special termination benefit loss	–	4,018	–
Net periodic pension costs	$ 98,317	$135,874	$ 131,216
Other changes in plan assets and benefit obligations recognized as a regulatory asset and/or AOCI (before tax)			
Arising this period:			
Prior service cost	$ –	$ 11,339	
Net (gain)/loss	965,069	(68,853)	
Amounts reclassified from regulatory asset and/or accumulated AOCI to net periodic pension cost in the current year:			
Amortization of prior service credit	(5,063)	(5,531)	
Amortization of net loss	(26,834)	(45,775)	
Total	$ 933,172	$(108,820)	
Total recognized as net periodic pension cost, regulatory asset, and/or AOCI (before tax)	$1,031,489	$ 27,054	
Estimated amortization amounts from regulatory asset and/or AOCI to net periodic cost in the following year			
Prior service cost	$ 4,997	$ 5,064	$ 5,531
Net loss	$ 22,401	$ 25,641	$ 44,316

Qualified Pension Obligations, Plan Assets, Funded Status, Amounts Not Yet Recognized and Recognized in the Balance Sheet for Entergy Corporation and its Subsidiaries as of December 31, 2008 and 2007 (in thousands):

	2008	2007
Change in Projected Benefit Obligation (PBO)		
Balance at beginning of year	$ 3,247,724	$3,122,043
Service cost	90,392	96,565
Interest cost	206,586	185,170
Acquisitions and amendments	–	52,142
Curtailments	–	2,603
Special termination benefits	–	4,018
Actuarial gain	(89,124)	(81,757)
Employee contributions	902	971
Benefits paid	(151,165)	(134,031)
Balance at end of year	$ 3,305,315	$3,247,724
Change in Plan Assets		
Fair value of assets at beginning of year	$ 2,764,383	$2,508,354
Actual return on plan assets	(823,636)	190,616
Employer contributions	287,768	176,742
Employee contributions	902	971
Acquisition	–	21,731
Benefits paid	(151,165)	(134,031)
Fair value of assets at end of year	$ 2,078,252	$2,764,383
Funded status	$(1,227,063)	$ (483,341)
Amount recognized in the balance sheet		
Non-current liabilities	$(1,227,063)	$ (483,341)
Amount recognized as a regulatory asset		
Prior service cost	$ 20,548	$ 16,564
Net loss	1,150,298	436,789
	$ 1,170,846	$ 453,353
Amount recognized as AOCI (before tax)		
Prior service cost	$ 4,941	$ 2,649
Net loss	276,635	69,581
	$ 281,576	$ 72,230

Other Postretirement Benefits

Entergy also currently provides health care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while still working for Entergy. Entergy uses a December 31 measurement date for its postretirement benefit plans.

Effective January 1, 1993, Entergy adopted SFAS 106, which required a change from a cash method to an accrual method of accounting for postretirement benefits other than pensions. At January 1, 1993, the actuarially determined accumulated postretirement benefit obligation (APBO) earned by retirees and active employees was estimated to be approximately $241.4 million for Entergy (other than the former Entergy Gulf States) and $128 million for the former Entergy Gulf States (now split into Entergy Gulf States Louisiana and Entergy Texas.) Such obligations are being amortized over a 20-year period that began in 1993. For the most part, the Registrant Subsidiaries recover SFAS 106 costs from customers and are required to contribute postretirement benefits collected in rates to an external trust.

Notes to Consolidated Financial Statements continued

Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, and Entergy Texas have received regulatory approval to recover SFAS 106 costs through rates. Entergy Arkansas began recovery in 1998, pursuant to an APSC order. This order also allowed Entergy Arkansas to amortize a regulatory asset (representing the difference between SFAS 106 costs and cash expenditures for other postretirement benefits incurred for a five-year period that began January 1, 1993) over a 15-year period that began in January 1998.

The LPSC ordered Entergy Gulf States Louisiana and Entergy Louisiana to continue the use of the pay-as-you-go method for ratemaking purposes for postretirement benefits other than pensions. However, the LPSC retains the flexibility to examine individual companies' accounting for postretirement benefits to determine if special exceptions to this order are warranted.

Pursuant to regulatory directives, Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, Entergy Texas, and System Energy contribute the postretirement benefit costs collected in rates to trusts. System Energy is funding, on behalf of Entergy Operations, postretirement benefits associated with Grand Gulf.

Components of Net Other Postretirement Benefit Cost and Other Amounts Recognized as a Regulatory Asset and/or AOCI

Entergy Corporation's and its subsidiaries' total 2008, 2007, and 2006 other postretirement benefit costs, including amounts capitalized and amounts recognized as a regulatory asset and/or other comprehensive income, including amounts capitalized, included the following components (in thousands):

	2008	2007	2006
Other postretirement costs:			
Service cost - benefits earned during the period	$ 47,198	$ 44,137	$ 41,480
Interest cost on APBO	71,295	63,231	57,263
Expected return on assets	(28,109)	(25,298)	(19,024)
Amortization of transition obligation	3,827	3,831	2,169
Amortization of prior service cost	(16,417)	(15,836)	(14,751)
Recognized net loss	15,565	18,972	22,789
Special termination benefits	–	603	–
Net other postretirement benefit cost	$ 93,359	$ 89,640	$ 89,926
Other changes in plan assets and benefit obligations recognized as a regulatory asset and/or AOCI (before tax)			
Arising this period:			
Prior service credit for period	$ (5,422)	$ (3,520)	
Net (gain)/loss	59,291	(15,013)	
Amounts reclassified from regulatory asset and/or AOCI to net periodic benefit cost in the current year:			
Amortization of transition obligation	(3,827)	(3,831)	
Amortization of prior service cost	16,417	15,836	
Amortization of net loss	(15,565)	(18,972)	
Total	$ 50,894	$(25,500)	
Total recognized as net periodic benefit cost, regulatory asset, and/or AOCI (before tax)	$144,253	$ 64,140	
Estimated amortization amounts from regulatory asset and/or AOCI to net periodic benefit cost in the following year			
Transition obligation	$ 3,729	$ 3,831	$ 3,831
Prior service cost	$(17,519)	$(16,417)	$(15,837)
Net loss	$ 19,018	$ 15,676	$ 18,974

Other Postretirement Benefit Obligations, Plan Assets, Funded Status, and Amounts Not Yet Recognized and Recognized in the Balance Sheet of Entergy Corporation and its Subsidiaries as of December 31, 2008 and 2007 (in thousands):

	2008	2007
Change in APBO		
Balance at beginning of year	$1,129,631	$1,074,559
Service cost	47,198	44,137
Interest cost	71,295	63,231
Acquisition	–	11,336
Plan amendments	(5,422)	(3,520)
Special termination benefits	–	603
Plan participant contributions	8,618	11,384
Actuarial (gain)/loss	(33,168)	(19,997)
Benefits paid	(68,799)	(56,719)
Medicare Part D subsidy received	5,719	4,617
Balance at end of year	$1,155,072	$1,129,631
Change in Plan Assets		
Fair value of assets at beginning of year	$ 350,719	$ 314,326
Actual return on plan assets	(64,350)	20,314
Employer contributions	69,720	56,300
Plan participant contributions	8,618	11,384
Acquisition	–	5,114
Benefits paid	(68,799)	(56,719)
Fair value of assets at end of year	$ 295,908	$ 350,719
Funded status	$ (859,164)	$ (778,912)
Amounts recognized in the balance sheet		
Current liabilities	$ (29,594)	$ (28,859)
Non-current liabilities	(829,570)	(750,053)
Total funded status	$ (859,164)	$ (778,912)
Amounts recognized as a regulatory asset (before tax)		
Transition obligation	$ 12,436	$ 12,435
Prior service cost	(966)	(30,833)
Net loss	266,086	224,532
	$ 277,556	$ 206,134
Amounts recognized as AOCI (before tax)		
Transition obligation	$ 2,483	$ 6,709
Prior service cost	(35,108)	(16,634)
Net loss	114,864	112,692
	$ 82,239	$ 102,767

Qualified Pension and Other Postretirement Plans' Assets

Entergy's qualified pension and postretirement plans' weighted-average asset allocations by asset category at December 31, 2008 and 2007 are as follows:

	Qualified Pension		Postretirement	
	2008	2007	2008	2007
Domestic Equity Securities	43%	44%	37%	37%
International Equity Securities	19%	20%	13%	14%
Fixed-Income Securities	36%	34%	50%	49%
Other	2%	2%	–%	–%

The trust asset investment strategy is to invest the assets in a manner whereby long-term earnings (and cash contributions) on the assets provide adequate funding for pension benefits payments and certain postretirement benefit payments. Pursuant to regulatory directives, Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, Entergy Texas, and System Energy contribute postretirement benefit costs collected in rates into trusts. System Energy is funding, on behalf of Entergy Operations, postretirement benefits associated with Grand Gulf.

The mix of assets in the trusts is based on an optimization study that identifies asset allocation targets in order to achieve the maximum return for an acceptable level of risk, while minimizing the expected contributions and pension and postretirement expense. For certain regulatory jurisdictions, other postretirement benefits are funded on a pay-as-you-go basis

In the optimization study, assumptions are formulated about characteristics, such as expected asset class investment returns, volatility (risk), and correlation coefficients among the various asset classes. The future market assumptions used in the optimization study are determined by examining historical market characteristics of the various asset classes, and making adjustments to reflect future conditions expected to prevail over the study period.

The optimization analysis utilized in the Plan Administrator's latest study produced the following approved asset class target allocations.

	Pension	Postretirement
Domestic Equity Securities	45%	37%
International Equity Securities	20%	14%
Fixed-Income Securities	35%	49%

These allocation percentages combined with each asset class' expected investment return produced an aggregate return expectation for the five years following the study of 7.6% for pension assets, 5.4% for taxable postretirement assets, and 7.2% for non-taxable postretirement assets.

The expected long term rate of return of 8.50% for the qualified retirement plans assets is based on the expected long-term return of each asset class, weighted by the target allocation for each class as defined in the table above. The source for each asset class' expected long-term rate of return is the geometric mean of the respective asset class total return. The time period reflected in the total returns is a long dated period spanning several decades.

The expected long term rate of return of 8.50% for the non-taxable Voluntary Employee Beneficiary Association (VEBA) trust assets is based on the expected long-term return of each asset class, weighted by the target allocation for each class as defined in the table above. The source for each asset class' expected long-term rate of return is the geometric mean of the respective asset class total return. The time period reflected in the total returns is a long dated period spanning several decades.

For the taxable VEBA trust assets the allocation has a high percentage of tax-exempt fixed income securities. The tax-exempt fixed income long-term total return was estimated using total return data from the 2008 Economic Report of the President. The time period reflected in the tax-exempt fixed income total return is 1929 to 2007. After reflecting the tax-exempt fixed income percentage and unrelated business income tax, the long-term rate of return for taxable VEBA trust assets is expected to be 6.0% in 2009 and beyond.

Since precise allocation targets are inefficient to manage security investments, the following ranges were established to produce an acceptable economically efficient plan to manage to targets:

	Pension	Postretirement
Domestic Equity Securities	45% to 55%	32% to 42%
International Equity Securities	15% to 25%	9% to 19%
Fixed-Income Securities	25% to 35%	44% to 54%
Other	0% to 10%	0% to 5%

ACCUMULATED PENSION BENEFIT OBLIGATION

The accumulated benefit obligation for Entergy's qualified pension plans was $2.9 billion and $2.8 billion at December 31, 2008 and 2007, respectively.

ESTIMATED FUTURE BENEFIT PAYMENTS

Based upon the assumptions used to measure Entergy's qualified pension and postretirement benefit obligation at December 31, 2008, and including pension and postretirement benefits attributable to estimated future employee service, Entergy expects that benefits to be paid and the Medicare Part D subsidies to be received over the next ten years for Entergy Corporation and its subsidiaries will be as follows (in thousands):

	Estimated Future Benefits Payments			
	Qualified Pension	Non-Qualified Pension	Postretirement (before Medicare Subsidy)	Estimated Future Medicare Subsidy Receipts
2009	$ 146,276	$16,695	$ 68,552	$ 5,175
2010	$ 151,060	$10,079	$ 73,153	$ 5,768
2011	$ 157,421	$ 9,695	$ 77,351	$ 6,433
2012	$ 167,107	$ 8,931	$ 81,247	$ 7,218
2013	$ 179,160	$15,419	$ 85,504	$ 8,054
2014–2018	$1,144,365	$77,569	$499,844	$53,895

CONTRIBUTIONS

Entergy Corporation and its subsidiaries expect to contribute $140 million (excluding about $1 million in employee contributions) to the qualified pension plans and $76 million to its other postretirement plans in 2009. Guidance pursuant to the Pension Protection Act of 2006 rules, effective for the 2009 plan year and beyond, may affect the level of Entergy's pension contributions in the future.

Notes to Consolidated Financial Statements continued

ACTUARIAL ASSUMPTIONS

The assumed health care cost trend rate used in measuring the APBO of Entergy was 8.5% for 2009, gradually decreasing each successive year until it reaches 4.75% in 2015 and beyond. The assumed health care cost trend rate used in measuring the Net Other Postretirement Benefit Cost of Entergy was 9.0% for 2008, gradually decreasing each successive year until it reaches 4.75% in 2013 and beyond. A one percentage point change in the assumed health care cost trend rate for 2008 would have the following effects (in thousands):

2008	1 Percentage Point Increase		1 Percentage Point Decrease	
	Impact on the APBO	Impact on the sum of service costs and interest cost	Impact on the APBO	Impact on the sum of service costs and interest cost
Entergy Corporation and its subsidiaries	$118,645	$16,862	$(105,248)	$(14,382)

The significant actuarial assumptions used in determining the pension PBO and the SFAS 106 APBO as of December 31, 2008, and 2007 were as follows:

	2008	2007
Weighted-average discount rate:		
Pension	6.75%	6.50%
Other postretirement	6.70%	6.50%
Weighted-average rate of increase in future compensation levels	4.23%	4.23%

The significant actuarial assumptions used in determining the net periodic pension and other postretirement benefit costs for 2008, 2007, and 2006 were as follows:

	2008	2007	2006
Weighted-average discount rate:			
Pension	6.50%	6.00%	5.90%
Other postretirement	6.50%	6.00%	5.90%
Weighted-average rate of increase in future compensation levels	4.23%	3.25%	3.25%
Expected long-term rate of return on plan assets:			
Taxable assets	5.50%	5.50%	5.50%
Non-taxable assets	8.50%	8.50%	8.50%

Entergy's SFAS 106 transition obligations are being amortized over 20 years ending in 2012.

ACCOUNTING MECHANISMS

Entergy calculates the expected return on pension and other postretirement benefit plan assets by multiplying the long-term expected rate of return on assets by the market-related value (MRV) of plan assets. Entergy determines the MRV of pension plan assets by calculating a value that uses a 20-quarter phase-in of the difference between actual and expected returns. For other postretirement benefit plan assets Entergy uses fair value when determining MRV.

MEDICARE PRESCRIPTION DRUG, IMPROVEMENT AND MODERNIZATION ACT OF 2003

In December 2003, the President signed the Medicare Prescription Drug, Improvement and Modernization Act of 2003 into law. The Act introduces a prescription drug benefit cost under Medicare (Part D), which started in 2006, as well as a federal subsidy to employers who provide a retiree prescription drug benefit that is at least actuarially equivalent to Medicare Part D.

The actuarially estimated effect of future Medicare subsidies reduced the December 31, 2008 and 2007 Accumulated Postretirement Benefit Obligation by $187 million and $182 million, respectively, and reduced the 2008, 2007, and 2006 other postretirement benefit cost by $24.7 million, $26.5 million, and $29.3 million, respectively. In 2008, Entergy received $5.7 million in Medicare subsidies for prescription drug claims through September 2008.

NON-QUALIFIED PENSION PLANS

Entergy also sponsors non-qualified, non-contributory defined benefit pension plans that provide benefits to certain key employees. Entergy recognized net periodic pension cost related to these plans of $17.2 million in 2008, $20.6 million in 2007, and $21 million in 2006. The projected benefit obligation was $138.4 million and $134.5 million as of December 31, 2008 and 2007, respectively. There were $0.2 million in plan assets for a pre-merger Entergy Gulf States Louisiana plan at December 31, 2008. The accumulated benefit obligation was $125.5 million and $118 million as of December 31, 2008 and 2007, respectively.

After the application of SFAS 158, Entergy's non-qualified, non-current pension liability at December 31, 2008 and 2007 was $121.5 million and $128.4 million, respectively; and its current liability was $16.7 million and $5.9 million, respectively. The unamortized transition asset, prior service cost and net loss are recognized in regulatory assets ($44.1 million at December 31, 2008 and $43.9 million at December 31, 2007) and accumulated other comprehensive income before taxes ($18.2 million at December 31, 2008 and $17.4 million at December 31, 2007.)

DEFINED CONTRIBUTION PLANS

Entergy sponsors the Savings Plan of Entergy Corporation and Subsidiaries (System Savings Plan). The System Savings Plan is a defined contribution plan covering eligible employees of Entergy and its subsidiaries. The employing Entergy subsidiary makes matching contributions for all non-bargaining and certain bargaining employees to the System Savings Plan in an amount equal to 70% of the participants' basic contributions, up to 6% of their eligible earnings per pay period. The 70% match is allocated to investments as directed by the employee.

Entergy also sponsors the Savings Plan of Entergy Corporation and Subsidiaries II (established in 2001), the Savings Plan of Entergy Corporation and Subsidiaries IV (established in 2002), the Savings Plan of Entergy Corporation and Subsidiaries VI (established in April 2007), and the Savings Plan of Entergy Corporation and Subsidiaries VII (established in April 2007) to which matching contributions are also made. The plans are defined contribution plans that cover eligible employees, as defined by each plan, of Entergy and its subsidiaries.

Entergy's subsidiaries' contributions to defined contribution plans collectively were $38.4 million in 2008, $36.6 million in 2007, and $31.4 million in 2006. The majority of the contributions were to the System Savings Plan.

NOTE 12. STOCK-BASED COMPENSATION

Entergy grants stock options and long-term incentive and restricted liability awards to key employees of the Entergy subsidiaries under its Equity Ownership Plans which are shareholder-approved stock-based compensation plans. The Equity Ownership Plan, as restated in February 2003 (2003 Plan), had 743,600 authorized shares remaining for long-term incentive and restricted liability awards as of December 31, 2008. Effective January 1, 2007, Entergy's shareholders approved the 2007 Equity Ownership and Long-Term Cash Incentive Plan (2007 Plan). The maximum aggregate number of common shares that can be issued from the 2007 Plan for stock-based awards is 7,000,000 with no more than 2,000,000 available for non-option grants. The 2007 Plan, which only applies to awards made on or after January 1, 2007, will expire after 10 years. As of December 31, 2008, there were 3,609,585 authorized shares remaining for stock-based awards, including 2,000,000 for non-option grants.

STOCK OPTIONS

Stock options are granted at exercise prices that equal the closing market price of Entergy Corporation common stock on the date of grant. Generally, stock options granted will become exercisable in equal amounts on each of the first three anniversaries of the date of grant. Unless they are forfeited previously under the terms of the grant, options expire ten years after the date of the grant if they are not exercised.

The following table includes financial information for stock options for each of the years presented (in millions):

	2008	2007	2006
Compensation expense included in Entergy's net income	$17.0	$15.0	$11.0
Tax benefit recognized in Entergy's net income	$ 7.0	$ 6.0	$ 4.0
Compensation cost capitalized as part of fixed assets and inventory	$ 3.0	$ 3.0	$ 2.0

Entergy determines the fair value of the stock option grants made in 2007, 2006, and 2005 by considering factors such as lack of marketability, stock retention requirements, and regulatory restrictions on exercisability. The fair value valuations comply with SFAS 123R, "Share-Based Payment," which was issued in December 2004 and became effective in the first quarter 2006. The stock option weighted-average assumptions used in determining the fair values are as follows:

	2008	2007	2006
Stock price volatility	18.9%	17.0%	18.7%
Expected term in years	4.64	4.59	3.9
Risk-free interest rate	2.77%	4.85%	4.4%
Dividend yield	2.96%	3.0%	3.2%
Dividend payment per share	$3.00	$2.16	$2.16

Stock price volatility is calculated based upon the weekly public stock price volatility of Entergy Corporation common stock over the last four to five years. The expected term of the options is based upon historical option exercises and the weighted average life of options when exercised and the estimated weighted average life of all vested but unexercised options. In 2008, Entergy implemented stock ownership guidelines for its senior executive officers. These guidelines require an executive officer to own shares of Entergy common stock equal to a specified multiplier of his or her salary. Until an executive officer achieves this multiple ownership portion the executive officer is required to retain 75% of the after-tax net profit upon exercise of the option to be held in Entergy Corporation common stock. The reduction in fair value of the stock options is based upon an estimate of the call option value of the reinvested gain discounted to present value over the applicable reinvestment period.

Notes to Consolidated Financial Statements continued

A summary of stock option activity for the year ended December 31, 2008 and changes during the year are presented below:

	Number of Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted-Average Contractual Life
Options outstanding at January 1, 2008	10,531,431	$ 58.49		
Options granted	1,617,400	$108.20		
Options exercised	(976,018)	$ 47.76		
Options forfeited/expired	(74,482)	$ 91.75		
Options outstanding at December 31, 2008	11,098,331	$ 66.45	$185 million	5.7 years
Options exercisable at December 31, 2008	7,886,304	$ 54.37	$227 million	4.6 years
Weighted-average grant-date fair value of options granted during 2008	$14.41			

The weighted-average grant-date fair value of options granted during the year was $14.15 for 2007 and $9.21 for 2006. The total intrinsic value of stock options exercised was $63.7 million during 2008, $116.7 million during 2007, and $65 million during 2006. The intrinsic value, which has no effect on net income, of the stock options exercised is calculated by the difference in Entergy's Corporation common stock price on the date of exercise and the exercise price of the stock options granted. With the adoption of the fair value method of SFAS 123 and the application of SFAS 123R, Entergy recognizes compensation cost over the vesting period of the options based on their grant-date fair value. The total fair value of options that vested was approximately $18 million during 2008, $15 million during 2007, and $15 million during 2006.

The following table summarizes information about stock options outstanding as of December 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	As of 12/31/2008	Weighted-Average Remaining Contractual Life-Yrs.	Weighted-Average Exercise Price	Number Exercisable at 12/31/2008	Weighted-Average Exercise Price
$23 – $36.99	528,683	1.7	$ 23.66	528,683	$ 23.66
$37 – $50.99	3,430,450	3.0	$ 41.40	3,430,450	$ 41.40
$51 – $64.99	1,135,716	5.0	$ 58.18	1,135,716	$ 58.18
$65 – $78.99	2,676,647	6.5	$ 69.25	2,158,516	$ 69.34
$79 – $91.99	1,735,935	8.1	$ 91.81	610,139	$ 91.79
$92 – $108.20	1,590,900	9.1	$108.20	22,800	$108.20
$23 – $108.20	**11,098,331**	**5.7**	**$ 66.45**	**7,886,304**	**$ 54.37**

Stock-based compensation cost related to non-vested stock options outstanding as of December 31, 2008 not yet recognized is approximately $24 million and is expected to be recognized on a weighted-average period of 1.7 years.

Long-Term Incentive Awards

Entergy grants long-term incentive awards earned under its stock benefit plans in the form of performance units, which are equal to the cash value of shares of Entergy Corporation common stock at the end of the performance period, which is the last trading day of the year. Performance units will pay out to the extent that the performance conditions are satisfied. In addition to the potential for equivalent share appreciation or depreciation, performance units will earn the cash equivalent of the dividends paid during the three-year performance period applicable to each plan. The costs of incentive awards are charged to income over the three-year period.

The following table includes financial information for the long-term incentive awards for each of the years presented (in millions):

	2008	2007	2006
Fair value of long-term incentive awards at December 31,	$41	$54	$37
Compensation expense included in Entergy's net income for the year	$20	$35	$22
Tax benefit recognized in Entergy's net income for the year	$ 8	$14	$ 8
Compensation cost capitalized as part of fixed assets and inventory	$ 5	$ 6	$ 3

Entergy paid $36.6 million in 2008 for awards earned under the Long-Term Incentive Plan. The distribution is applicable to the 2005 - 2007 performance period.

Restricted Awards

Entergy grants restricted awards earned under its stock benefit plans in the form of stock units that are subject to time-based restrictions. The restricted units are equal to the cash value of shares of Entergy Corporation common stock at the time of vesting. The costs of restricted awards are charged to income over the restricted period, which varies from grant to grant. The average vesting period for restricted awards granted is 48 months. As of December 31, 2008, there were 148,900 unvested restricted units that are expected to vest over an average period of 29 months.

The following table includes financial information for restricted awards for each of the years presented (in millions):

	2008	2007	2006
Fair value of restricted awards at December 31,	$7.5	$11.2	$3.6
Compensation expense included in Entergy's net income for the year	$2.0	$ 6.5	$3.1
Tax benefit recognized in Entergy's net income for the year	$0.8	$ 2.5	$1.2
Compensation cost capitalized as part of fixed assets and inventory	$0.4	$ 1.1	$0.5

Entergy paid $5.7 million in 2008 for awards under the Restricted Awards Plan.

Notes to Consolidated Financial Statements continued

NOTE 13. BUSINESS SEGMENT INFORMATION

Entergy's reportable segments as of December 31, 2008 are Utility and Non-Utility Nuclear. Utility generates, transmits, distributes, and sells electric power in portions of Arkansas, Louisiana, Mississippi, and Texas, and provides natural gas utility service in portions of Louisiana. Non-Utility Nuclear owns and operates six nuclear power plants and is primarily focused on selling electric power produced by those plants to wholesale customers. "All Other" includes the parent company, Entergy Corporation, and other business activity, including the non-nuclear wholesale assets business and earnings on the proceeds of sales of previously-owned businesses. As a result of the Entergy New Orleans bankruptcy filing, Entergy discontinued the consolidation of Entergy New Orleans retroactive to January 1, 2005, and reported Entergy New Orleans results under the equity method of accounting in the Utility segment in 2006. On May 7, 2007, the bankruptcy judge entered an order confirming Entergy New Orleans' plan of reorganization. With confirmation of the plan of reorganization, Entergy reconsolidated Entergy New Orleans in the second quarter 2007, retroactive to January 1, 2007.

Entergy's segment financial information is as follows (in thousands):

	Utility	Non-Utility Nuclear*	All Others*	Eliminations	Consolidated
2008					
Operating revenues	$10,318,630	$2,558,378	$ 241,715	$ (24,967)	$13,093,756
Deprec., amort. & decomm.	984,651	220,128	15,490	–	1,220,269
Interest and dividend income	122,657	62,473	116,830	(153,744)	148,216
Equity in loss of unconsolidated equity affiliates	(3)	–	(11,681)	–	(11,684)
Interest and other charges	442,523	53,926	286,185	(153,744)	628,890
Income tax (benefits)	371,281	319,107	(87,390)	–	602,998
Net income (loss)	587,837	797,280	(164,551)	–	1,220,566
Total assets	28,810,147	7,848,195	2,586,456	(2,627,980)	36,616,818
Investment in affiliates - at equity	199	–	66,048		66,247
Cash paid for long-lived asset additions	1,921,624	271,901	18,730	–	2,212,255
2007					
Operating revenues	$ 9,255,075	$2,029,666	$ 225,216	$ (25,559)	$11,484,398
Deprec., amort. & decomm.	939,152	177,872	14,586	–	1,131,610
Interest and dividend income	124,992	102,840	88,066	(81,901)	233,997
Equity in earnings of unconsolidated equity affiliates	(2)	–	3,178	–	3,176
Interest and other charges	444,067	34,738	265,253	(81,901)	662,157
Income tax (benefits)	382,025	230,407	(98,015)	–	514,417
Net income (loss)	682,707	539,200	(87,058)	–	1,134,849
Total assets	26,174,159	7,014,484	1,982,429	(1,528,070)	33,643,002
Investment in affiliates - at equity	202	–	78,790	–	78,992
Cash paid for long-lived asset additions	1,315,564	258,457	2,754	1,255	1,578,030
2006					
Operating revenues	$ 9,150,030	$1,544,873	$ 275,299	$ (38,044)	$10,932,158
Deprec., amort. & decomm.	886,537	134,661	12,478	–	1,033,676
Interest and dividend income	112,887	83,155	95,985	(93,192)	198,835
Equity in earnings of unconsolidated equity affiliates	4,058	–	89,686	–	93,744
Interest and other charges	428,662	47,424	194,911	(93,192)	577,805
Income tax (benefits)	333,105	204,659	(94,720)	–	443,044
Loss from discontinued operations	–	–	(496)	–	(496)
Net income	691,160	309,496	131,894	52	1,132,602
Total assets	25,238,359	5,369,730	2,866,377	(2,391,735)	31,082,731
Investment in affiliates - at equity	154,193		209,033	(134,137)	229,089
Cash paid for long-lived asset additions	1,306,387	302,865	23,034	982	1,633,268

*Businesses marked with * are sometimes referred to as the "competitive businesses," with the exception of the parent company, Entergy Corporation. Eliminations are primarily intersegment activity. Almost all of Entergy's goodwill is related to the Utility segment.*

Notes to Consolidated Financial Statements continued

Earnings were negatively affected in the fourth quarter 2007 by expenses of $22.2 million ($13.6 million net-of-tax) for Utility and $29.9 million ($18.4 million net-of-tax) for Non-Utility Nuclear recorded in connection with a nuclear operations fleet alignment. This process was undertaken with the goals of eliminating redundancies, capturing economies of scale, and clearly establishing organizational governance. Most of the expenses related to the voluntary severance program offered to employees. Approximately 200 employees from the Non-Utility Nuclear business and 150 employees in the Utility business accepted the voluntary severance program offers.

Revenues and pre-tax income (loss) related to the Competitive Retail Services business' discontinued operations were as follows: (in thousands):

	2008	2007	2006
Operating revenues	$–	$–	$134,444
Pre-tax income (loss)	$–	$–	$ (429)

There were no assets or liabilities related to the Competitive Retail Services business' discontinued operations as of December 31, 2008 and 2007.

GEOGRAPHIC AREAS

For the years ended December 31, 2008 and 2007, Entergy derived none of its revenue from outside of the United States. For the year ended December 31, 2006, Entergy derived less than 1% of its revenue from outside of the United States.

As of December 31, 2008 and 2007, Entergy had no long-lived assets located outside of the United States.

NOTE 14. EQUITY METHOD INVESTMENTS

As of December 31, 2008, Entergy owns investments in the following companies that it accounts for under the equity method of accounting:

Company	Ownership	Description
Entergy-Koch, LP	50% partnership interest	Entergy-Koch was in the energy commodity marketing and trading business and gas transportation and storage business until the fourth quarter of 2004 when these businesses were sold.
RS Cogen LLC	50% member interest	Co-generation project that produces power and steam on an industrial and merchant basis in the Lake Charles, Louisiana area.
Top Deer	50% member interest	Wind-powered electric generation joint venture.

Following is a reconciliation of Entergy's investments in equity affiliates (in thousands):

	2008	2007	2006
Beginning of year	**$ 78,992**	**$229,089**	**$ 296,784**
Entergy New Orleans[(a)]	–	(153,988)	–
Income (loss) from the investments	(11,684)	3,176	93,744
Distributions received	–	–	(163,697)
Dispositions and other adjustments	(1,061)	715	2,258
End of year	**$ 66,247**	**$ 78,992**	**$ 229,089**

(a) As a result of Entergy New Orleans' bankruptcy filing in September 2005, Entergy deconsolidated Entergy New Orleans and reflected Entergy New Orleans' financial results under the equity method of accounting retroactive to January 1, 2005. In May 2007, with confirmation of the plan of reorganization, Entergy reconsolidated Entergy New Orleans retroactive to January 1, 2007 and no longer accounts for Entergy New Orleans under the equity method of accounting. See Note 18 to the financial statements for further discussion of the bankruptcy proceeding.

The following is a summary of combined financial information reported by Entergy's equity method investees (in thousands):

	2008	2007	2006[(1)]
Income Statement Items			
Operating revenues	$ 60,350	$ 65,600	$632,820
Operating income (loss)	$ (5,320)	$ 22,606	$ 27,452
Net income (loss)	$(23,361)	$ 6,257	$212,210[(2)]
Balance Sheet Items			
Current assets	$ 91,559	$ 96,624	
Noncurrent assets	$353,562	$372,421	
Current liabilities	$106,697	$ 92,423	
Noncurrent liabilities	$217,792	$229,037	

(1) Includes financial information for Entergy New Orleans which was accounted for under the equity method of accounting in 2006.

(2) Includes gains recorded by Entergy-Koch on the sales of its energy trading and pipeline businesses.

RELATED-PARTY TRANSACTIONS AND GUARANTEES

See Note 18 to the financial statements for a discussion of the Entergy New Orleans bankruptcy proceedings and activity between Entergy and Entergy New Orleans.

Entergy Louisiana and Entergy New Orleans entered into purchase power agreements with RS Cogen that expired in April 2006, and purchased a total of $15.8 million of capacity and energy from RS Cogen in 2006. Entergy Gulf States Louisiana purchased approximately $82.5 million, $68.4 million, and $64.3 million of electricity generated from Entergy's share of RS Cogen in 2008, 2007, and 2006, respectively. Entergy's operating transactions with its other equity method investees were not significant in 2008, 2007, or 2006.

NOTE 15. ACQUISITIONS AND DISPOSITIONS

CALCASIEU

In March 2008, Entergy Gulf States Louisiana purchased the Calcasieu Generating Facility, a 322 MW simple-cycle gas-fired power plant located near the city of Sulphur in southwestern Louisiana, for approximately $56 million from a subsidiary of Dynegy, Inc. Entergy Gulf States Louisiana received the plant, materials and supplies, SO_2 emission allowances, and related real estate in the transaction. The FERC and the LPSC approved the acquisition.

Notes to Consolidated Financial Statements continued

OUACHITA

In September 2008, Entergy Arkansas purchased the Ouachita Plant, a 789 MW three-train gas-fired combined cycle generating turbine (CCGT) electric power plant located 20 miles south of the Arkansas state line near Sterlington, Louisiana, for approximately $210 million from a subsidiary of Cogentrix Energy, Inc. Entergy Arkansas received the plant, materials and supplies, and related real estate in the transaction. The FERC and the APSC approved the acquisition. The APSC also approved the recovery of the acquisition and ownership costs through a rate rider and the planned sale of one-third of the capacity and energy to Entergy Gulf States Louisiana. The LPSC also approved the purchase of one-third of the capacity and energy by Entergy Gulf States Louisiana, subject to certain conditions, including a study to determine the costs and benefits of Entergy Gulf States Louisiana exercising an option to purchase one-third of the plant (Unit 3) from Entergy Arkansas. Entergy Gulf States Louisiana is scheduled to report the results of that study by March 30, 2009.

PALISADES

In April 2007, Entergy's Non-Utility Nuclear business purchased the 798 MW Palisades nuclear energy plant located near South Haven, Michigan from Consumers Energy Company for a net cash payment of $336 million. Entergy received the plant, nuclear fuel, inventories, and other assets. The liability to decommission the plant, as well as related decommissioning trust funds, was also transferred to Entergy's Non-Utility Nuclear business. Entergy's Non-Utility Nuclear business executed a unit-contingent, 15-year purchased power agreement (PPA) with Consumers Energy for 100% of the plant's output, excluding any future uprates. Prices under the PPA range from $43.50/MWh in 2007 to $61.50/MWh in 2022, and the average price under the PPA is $51/MWh. In the first quarter 2007, the NRC renewed Palisades' operating license until 2031. As part of the transaction, Entergy's Non-Utility Nuclear business assumed responsibility for spent fuel at the decommissioned Big Rock Point nuclear plant, which is located near Charlevoix, Michigan. Palisades' financial results since April 2007 are included in Entergy's Non-Utility Nuclear business segment. The following table summarizes the assets acquired and liabilities assumed at the date of acquisition (in millions):

Plant (including nuclear fuel)	$ 727
Decommissioning trust funds	252
Other assets	41
Total assets acquired	1,020
Purchased power agreement (below market)	420
Decommissioning liability	220
Other liabilities	44
Total liabilities assumed	684
Net assets acquired	**$ 336**

Subsequent to the closing, Entergy received approximately $6 million from Consumers Energy Company as part of the Post-Closing Adjustment defined in the Asset Sale Agreement. The Post-Closing Adjustment amount resulted in an approximately $6 million reduction in plant and a corresponding reduction in other liabilities.

For the PPA, which was at below-market prices at the time of the acquisition, Non-Utility Nuclear will amortize a liability to revenue over the life of the agreement. The amount that will be amortized each period is based upon the difference between the present value calculated at the date of acquisition of each year's difference between revenue under the agreement and revenue based on estimated market prices. Amounts amortized to revenue were $76 million in 2008 and $50 million in 2007. The amounts to be amortized to revenue for the next five years will be $53 million for 2009, $46 million for 2010, $43 million for 2011, $17 million in 2012 and $18 million for 2013.

ATTALA

In January 2006, Entergy Mississippi purchased the Attala power plant, a 480 MW natural gas-fired, combined-cycle generating facility in central Mississippi, for $88 million from Central Mississippi Generating Company. Entergy Mississippi received the plant, materials and supplies, SO_2 emission allowances, and related real estate. The MPSC approved the acquisition and the investment cost recovery of the plant.

NYPA VALUE SHARING AGREEMENTS

Non-Utility Nuclear's purchase of the FitzPatrick and Indian Point 3 plants from NYPA included value sharing agreements with NYPA. In October 2007, Non-Utility Nuclear and NYPA amended and restated the value sharing agreements to clarify and amend certain provisions of the original terms. Under the amended value sharing agreements, Non-Utility Nuclear will make annual payments to NYPA based on the generation output of the Indian Point 3 and FitzPatrick plants from January 2007 through December 2014. Non-Utility Nuclear will pay NYPA $6.59 per MWh for power sold from Indian Point 3, up to an annual cap of $48 million, and $3.91 per MWh for power sold from FitzPatrick, up to an annual cap of $24 million. The annual payment for each year is due by January 15 of the following year. Non-Utility Nuclear will record its liability for payments to NYPA as power is generated and sold by Indian Point 3 and FitzPatrick. An amount equal to the liability will be recorded to the plant asset account as contingent purchase price consideration for the plants. Non-Utility Nuclear recorded $72 million as plant in both 2008 and 2007. This amount will be depreciated over the expected remaining useful life of the plants.

In August 2008, Non-Utility Nuclear entered into a resolution of a dispute with NYPA over the applicability of the value sharing agreements to its FitzPatrick and Indian Point 3 nuclear power plants after the planned spin-off of the Non-Utility Nuclear business. Under the resolution, Non-Utility Nuclear agreed not to treat the separation as a "Cessation Event" that would terminate its obligation to make the payments under the value sharing agreements. As a result, after the spin-off transaction, Enexus will continue to be obligated to make payments to NYPA under the amended and restated value sharing agreements.

ASSET DISPOSITIONS

Entergy-Koch Businesses

In the fourth quarter 2004, Entergy-Koch sold its energy trading and pipeline businesses to third parties. The sales came after a review of strategic alternatives for enhancing the value of Entergy-Koch, LP. Entergy received $862 million of cash distributions in 2004 from Entergy-Koch after the business sales. Due to the November 2006 expiration of contingencies on the sale of Entergy-Koch's trading business, and the corresponding release to Entergy-Koch of sales proceeds held in escrow, Entergy recorded a gain related to its Entergy-Koch investment of approximately $55 million, net-of-tax, in the fourth quarter 2006 and received additional cash distributions of approximately $163 million. Entergy expects future distributions upon liquidation of the partnership will be less than $35 million.

Notes to Consolidated Financial Statements continued

Other

In the second quarter 2008, Entergy sold its remaining interest in Warren Power and realized a gain of $11.2 million ($6.9 million net-of-tax) on the sale.

In the second quarter 2006, Entergy sold its remaining interest in a power development project and realized a gain of $14.1 million ($8.6 million net-of-tax) on the sale.

In April 2006, Entergy sold the retail electric portion of the Competitive Retail Services business operating in the ERCOT region of Texas, realized an $11.1 million gain (net-of-tax) on the sale, and now reports this portion of the business as a discontinued operation.

NOTE 16. RISK MANAGEMENT AND FAIR VALUES

MARKET AND COMMODITY RISKS

In the normal course of business, Entergy is exposed to a number of market and commodity risks. Market risk is the potential loss that Entergy may incur as a result of changes in the market or fair value of a particular instrument or commodity. All financial and commodity-related instruments, including derivatives, are subject to market risk. Entergy is subject to a number of commodity and market risks, including:

Type of Risk	Affected Businesses
Power price risk	Utility, Non-Utility Nuclear, Non-Nuclear Wholesale Assets
Fuel price risk	Utility, Non-Utility Nuclear, Non-Nuclear Wholesale Assets
Foreign currency exchange rate risk	Utility, Non-Utility Nuclear, Non-Nuclear Wholesale Assets
Equity price and interest rate risk - investments	Utility, Non-Utility Nuclear

Entergy manages these risks through both contractual arrangements and derivatives. Contractual risk management tools include long-term power purchase and sales agreements and fuel purchase agreements, capacity contracts, and tolling agreements. Commodity and financial derivative risk management tools can include natural gas and electricity futures, forwards, swaps, and options; foreign currency forwards; and interest rate swaps. Entergy enters into derivatives only to manage natural risks inherent in its physical or financial assets or liabilities.

Entergy manages fuel price risk for its Louisiana jurisdictions (Entergy Gulf States Louisiana, Entergy Louisiana, and Entergy New Orleans) and Entergy Mississippi primarily through the purchase of short-term swaps. These swaps are marked-to-market with offsetting regulatory assets or liabilities. The notional volumes of these swaps are based on a portion of projected annual purchases of gas for electric generation and projected winter purchases for gas distribution at Entergy Gulf States Louisiana and Entergy New Orleans.

Entergy's exposure to market risk is determined by a number of factors, including the size, term, composition, and diversification of positions held, as well as market volatility and liquidity. For instruments such as options, the time period during which the option may be exercised and the relationship between the current market price of the underlying instrument and the option's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which Entergy is exposed is its use of hedging techniques to mitigate such risk. Entergy manages market risk by actively monitoring compliance with stated risk management policies as well as monitoring the effectiveness of its hedging policies and strategies. Entergy's risk management policies limit the amount of total net exposure and rolling net exposure during the stated periods. These policies, including related risk limits, are regularly assessed to ensure their appropriateness given Entergy's objectives.

Hedging Derivatives

Entergy classifies substantially all of the following types of derivative instruments held by its consolidated businesses as cash flow hedges:

Instrument	Business
Natural gas and electricity futures, forwards, and options	Utility, Non-Utility Nuclear, Non-Nuclear Wholesale Assets
Foreign currency forwards	Utility, Non-Utility Nuclear

Based on market prices as of December 31, 2008, cash flow hedges with net unrealized gains of approximately $79 million net-of-tax at December 31, 2008 are expected to be reclassified from accumulated other comprehensive income to operating revenues in 2009. The actual amount reclassified from accumulated other comprehensive income, however, could vary due to future changes in market prices. Net losses totaling approximately $63 million were realized during 2008 on the maturity of cash flow hedges. Unrealized gains or losses result from hedging power output at the Non-Utility Nuclear power stations and foreign currency hedges related to Euro-denominated nuclear fuel acquisitions. The related gains or losses from hedging power are included in revenues when realized. The realized gains or losses from foreign currency transactions are included in the cost of capitalized fuel. The maximum length of time over which Entergy is currently hedging the variability in future cash flows for forecasted transactions at December 31, 2008 is approximately four years. The ineffective portion of the change in the value of Entergy's cash flow hedges during 2008, 2007, and 2006 was insignificant.

Fair Values

Effective January 1, 2008, Entergy and the Registrant Subsidiaries adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 generally does not require any new fair value measurements. However, in some cases, the application of SFAS 157 in the future may change Entergy's and the Registrant Subsidiaries' practice for measuring and disclosing fair values under other accounting pronouncements that require or permit fair value measurements.

SFAS 157 defines fair value as an exit price, or the price that would be received to sell an asset or the amount that would be paid to transfer a liability in an orderly transaction between knowledgeable market participants at date of measurement. Entergy and the Registrant Subsidiaries use assumptions or market input data that market participants would use in pricing assets or liabilities at fair value. The inputs can be readily observable, corroborated by market data, or generally unobservable. Entergy and the Registrant Subsidiaries endeavor to use the best available information to determine fair value.

Notes to Consolidated Financial Statements continued

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy establishes the highest priority for unadjusted market quotes in an active market for the identical asset or liability and the lowest priority for unobservable inputs. The three levels of fair value hierarchy defined in SFAS 157 are as follows:

- Level 1 - Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of individually owned common stocks, cash equivalents, debt instruments, and gas hedge contracts.

- Level 2 - Level 2 inputs are inputs other than quoted prices included in level 1 that are, either directly or indirectly, observable for the asset or liability at the measurement date. Level 2 inputs include the following:
  - quoted prices for similar assets or liabilities in active markets;
  - quoted prices for identical assets or liabilities in inactive markets;
  - inputs other than quoted prices that are observable for the asset or liability; or
  - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 2 consists primarily of individually owned debt instruments or shares in common trusts.

- Level 3 - Level 3 inputs are pricing inputs that are generally less observable or unobservable from objective sources. These inputs are used with internally developed methodologies to produce management's best estimate of fair value for the asset or liability. Level 3 consists primarily of derivative power contracts used as cash flow hedges of power sales at unregulated power plants.

The values for the cash flow hedges that are recorded as derivative contract assets or liabilities are based on both observable inputs including public market prices and unobservable inputs such as model-generated prices for longer-term markets and are classified as Level 3 assets and liabilities. The amounts reflected as the fair value of derivative assets or liabilities are based on the estimated amount that the contracts are in-the-money at the balance sheet date (treated as an asset) or out-of-the-money at the balance sheet date (treated as a liability) and would equal the estimated amount receivable from or payable to Entergy if the contracts were settled at that date. These derivative contracts include cash flow hedges that swap fixed for floating cash flows for sales of the output from Entergy's Non-Utility Nuclear business. The fair values are based on the mark-to-market comparison between the fixed contract prices and the floating prices determined each period from a combination of quoted forward power market prices for the period for which such curves are available, and model-generated prices using quoted forward gas market curves and estimates regarding heat rates to convert gas to power and the costs associated with the transportation of the power from the plants' busbar to the contract's point of delivery, generally a power market hub, for the period thereafter. The difference between the fixed price in the swap contract and these market-related prices multiplied by the volume specified in the contract and discounted at the counterparties' credit adjusted risk free rate are recorded as derivative contract assets or liabilities. All of the $207 million net assets at December 31, 2008 are in-the-money contracts with counterparties who are currently all investment grade.

The following table sets forth, by level within the fair value hierarchy established by SFAS 157, Entergy's assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2008. The assessment of the significance of a particular input to a fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels (in millions):

	Level 1	Level 2	Level 3	Total
Assets:				
Temporary cash investments	$1,805	$ –	$ –	$1,805
Decommissioning trust funds	508	2,324	–	2,832
Power contracts	–	–	207	207
Securitization recovery trust account	12	–	–	12
Other investments	35	–	–	35
	$2,360	$2,324	$207	$4,891
Liabilities:				
Gas hedge contracts	$ 67	$ –	$ –	$ 67

The following table sets forth a reconciliation of changes in the assets (liabilities) for the fair value of derivatives classified as level 3 in the SFAS 157 fair value hierarchy in 2008 (in millions):

Balance as of January 1, 2008	$(12)
Price changes (unrealized gains/losses)	226
Originated	(70)
Settlements	63
Balance as of December 31, 2008	**$207**

Financial Instruments

The estimated fair value of Entergy's financial instruments is determined using forward mid curves provided by an industry recognized independent market surveyor. These independent market curves are periodically compared to NYMEX Clearport prices where available and have been found to be materially identical. Additional adjustments for unit contingent discounts and/or price differentials between liquid market locations and plant busbars are internally determined and applied depending on settlement terms of the financial instrument. In determining these adjustments, Entergy uses a process that estimates the forward values based on recent observed history. Due largely to the potential for market or product illiquidity, forward estimates are not necessarily indicative of the amounts that Entergy could realize in a current market exchange. In addition, gains or losses realized on financial instruments held by regulated businesses may be reflected in future rates and therefore do not necessarily accrue to the benefit or detriment of stockholders.

Entergy considers the carrying amounts of most of its financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments. Additional information regarding financial instruments and their fair values is included in Notes 5 and 6 to the financial statements.

NOTE 17. DECOMMISSIONING TRUST FUNDS

Entergy holds debt and equity securities, classified as available-for-sale, in nuclear decommissioning trust accounts. The NRC requires Entergy to maintain trusts to fund the costs of decommissioning ANO 1, ANO 2, River Bend, Waterford 3, Grand Gulf, Pilgrim, Indian Point 1 and 2, Vermont Yankee, and Palisades (NYPA currently retains the decommissioning trusts and liabilities for Indian Point 3 and FitzPatrick). The funds are invested primarily in equity securities; fixed-rate, fixed-income securities; and cash and cash equivalents. The securities held at December 31, 2008 and 2007 are summarized as follows (in millions):

	Fair Value	Total Unrealized Gains	Total Unrealized Losses
2008			
Equity securities	$1,436	$ 85	$177
Debt securities	1,396	77	21
Total	**$2,832**	**$162**	**$198**
2007			
Equity securities	$1,928	$466	$ 9
Debt securities	1,380	40	3
Total	**$3,308**	**$506**	**$ 12**

The debt securities have an average coupon rate of approximately 4.95%, an average duration of approximately 5.13 years, and an average maturity of approximately 8.9 years. The equity securities are generally held in funds that are designed to approximate or somewhat exceed the return of the Standard & Poor's 500 Index. A relatively small percentage of the securities are held in funds intended to replicate the return of the Wilshire 4500 Index or the Russell 3000 Index.

The fair value and gross unrealized losses of available-for-sale equity and debt securities, summarized by investment type and length of time that the securities have been in a continuous loss position, are as follows at December 31, 2008 (in millions):

	Equity Securities		Debt Securities	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Less than 12 months	$968	$160	$271	$18
More than 12 months	29	17	17	3
Total	**$997**	**$177**	**$288**	**$21**

The unrealized losses in excess of twelve months above relate to Entergy's Utility operating companies and System Energy.

The fair value of debt securities, summarized by contractual maturities, at December 31, 2008 and 2007 are as follows (in millions):

	2008	2007
Less than 1 year	$ 21	$ 83
1 year – 5 years	526	388
5 years – 10 years	490	535
10 years – 15 years	146	127
15 years – 20 years	52	81
20 years+	161	166
Total	**$1,396**	**$1,380**

During the years ended December 31, 2008, 2007, and 2006, proceeds from the dispositions of securities amounted to $1,652 million, $1,583 million, and $778 million, respectively. During the years ended December 31, 2008, 2007, and 2006, gross gains of $26 million, $5 million, and $5 million, respectively, and gross losses of $20 million, $4 million, and $10 million, respectively, were reclassified out of other comprehensive income into earnings.

OTHER THAN TEMPORARY IMPAIRMENTS AND UNREALIZED GAINS AND LOSSES

Entergy evaluates unrealized losses at the end of each period to determine whether an other than temporary impairment has occurred. The assessment of whether an investment has suffered an other than temporary impairment is based on a number of factors including, first, whether Entergy has the ability and intent to hold the investment to recover its value, the duration and severity of any losses, and, then, whether it is expected that the investment will recover its value within a reasonable period of time. Entergy's trusts are managed by third parties who operate in accordance with agreements that define investment guidelines and place restrictions on the purchases and sales of investments. Non-Utility Nuclear recorded charges of $50 million in 2008 to interest income resulting from the recognition of the other than temporary impairment of certain securities held in its decommissioning trust funds. Non-Utility Nuclear did not record any significant impairments in 2007 on these assets.

Due to the regulatory treatment of decommissioning collections and trust fund earnings, Entergy Arkansas, Entergy Gulf States Louisiana, Entergy Louisiana, and System Energy record regulatory assets or liabilities for unrealized gains and losses on trust investments. For the unregulated portion of River Bend, Entergy Gulf States Louisiana has recorded an offsetting amount of unrealized gains or losses in other deferred credits due to existing contractual commitments with the former owner.

NOTE 18. ENTERGY NEW ORLEANS BANKRUPTCY PROCEEDING

As a result of the effects of Hurricane Katrina and the effect of extensive flooding that resulted from levee breaks in and around the New Orleans area, on September 23, 2005, Entergy New Orleans filed a voluntary petition in bankruptcy court seeking reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. On May 7, 2007, the bankruptcy judge entered an order confirming Entergy New Orleans' plan of reorganization. With the receipt of CDBG funds, and the agreement on insurance recovery with one of its excess insurers, Entergy New Orleans waived the conditions precedent in its plan of reorganization, and the plan became effective on May 8, 2007. Following are significant terms in Entergy New Orleans' plan of reorganization:

- Entergy New Orleans paid in full, in cash, the allowed third-party prepetition accounts payable (approximately $29 million, including interest). Entergy New Orleans paid interest from September 23, 2005 at the Louisiana judicial rate of interest for 2005 (6%) and 2006 (8%), and at the Louisiana judicial rate of interest (9.5%) plus 1% for 2007 through the date of payment.

Notes to Consolidated Financial Statements concluded

- Entergy New Orleans issued notes due in three years in satisfaction of its affiliate prepetition accounts payable (approximately $74 million, including interest), including its indebtedness to the Entergy System money pool. Entergy New Orleans included in the principal amount of the notes accrued interest from September 23, 2005 at the Louisiana judicial rate of interest for 2005 (6%) and 2006 (8%), and at the Louisiana judicial rate of interest plus 1% for 2007 through the date of issuance of the notes. Entergy New Orleans will pay interest on the notes from their date of issuance at the Louisiana judicial rate of interest plus 1%. The Louisiana judicial rate of interest is 9.5% for 2007, 8.5% for 2008, and 5.5% for 2009.
- Entergy New Orleans repaid in full, in cash, the outstanding borrowings under the debtor-in-possession credit agreement between Entergy New Orleans and Entergy Corporation (approximately $67 million).
- Entergy New Orleans' first mortgage bonds remain outstanding with their stated maturity dates and interest terms. Pursuant to an agreement with its first mortgage bondholders, Entergy New Orleans paid the first mortgage bondholders an amount equal to the one year of interest from the bankruptcy petition date that the bondholders had waived previously in the bankruptcy proceeding (approximately $12 million).
- Entergy New Orleans' preferred stock will remain outstanding on its stated dividend terms, and Entergy New Orleans paid its unpaid preferred dividends in arrears (approximately $1 million).
- Litigation claims were generally unaltered, and will generally proceed as if Entergy New Orleans had not filed for bankruptcy protection, with exceptions for certain claims.

With confirmation of the plan of reorganization, Entergy reconsolidated Entergy New Orleans in the second quarter 2007, retroactive to January 1, 2007. Because Entergy owns all of the common stock of Entergy New Orleans, reconsolidation does not affect the amount of net income that Entergy records from Entergy New Orleans' operations for any current or prior periods, but does result in Entergy New Orleans' results being included in each individual income statement line item in 2007, rather than just its net income being presented as "Equity in earnings of unconsolidated equity affiliates," as remains the case for 2006.

Entergy's income statement for 2006 includes $220 million in operating revenues and $46 million in purchased power expenses from transactions between Entergy New Orleans and Entergy's subsidiaries. Because Entergy owns all of the common stock of Entergy New Orleans, however, the deconsolidation of Entergy New Orleans in 2005 and 2006 did not affect the amount of net income Entergy recorded resulting from Entergy New Orleans' operations.

NOTE 19. QUARTERLY FINANCIAL DATA (UNAUDITED)

Operating results for the four quarters of 2008 and 2007 for Entergy Corporation and subsidiaries were (in thousands):

	Operating Revenues	Operating Income	Net Income
2008:			
First Quarter	$2,864,734	$606,233	$308,749
Second Quarter	$3,264,271	$568,109	$270,954
Third Quarter	$3,963,884	$752,092	$470,289
Fourth Quarter	$3,000,867	$356,733	$170,574
2007:			
First Quarter	$2,694,060	$438,594	$212,195
Second Quarter	$2,769,352	$478,040	$267,602
Third Quarter	$3,289,087	$810,332	$461,159
Fourth Quarter	$2,731,899	$329,402	$193,893

EARNINGS PER AVERAGE COMMON SHARE

	2008		2007	
	Basic	Diluted	Basic	Diluted
First Quarter	$1.60	$1.56	$1.06	$1.03
Second Quarter	$1.42	$1.37	$1.36	$1.32
Third Quarter	$2.47	$2.41	$2.37	$2.30
Fourth Quarter	$0.90	$0.89	$1.00	$0.96

The business of the Utility operating companies is subject to seasonal fluctuations with the peak periods occurring during the third quarter.

Investor Information

ANNUAL MEETING

The 2009 Annual Meeting of Shareholders will be held on Friday, May 8, at the Statehouse Convention Center, 1 Statehouse Plaza, Little Rock, AR. The meeting will begin at 10 a.m. (CDT).

SHAREHOLDER NEWS

Entergy's quarterly earnings results, dividend action, and other news and information of investor interest may be obtained by calling Entergy Shareholder Direct at 1-888-ENTERGY (368-3749). Besides hearing recorded announcements, you can request information to be sent via fax or mail.

Visit our investor relations Web site at entergy.com/investor_relations for earnings reports, financial releases, SEC filings and other investor information, including Entergy's Corporate Governance Guidelines, Board Committee Charters for the Corporate Governance, Audit and Personnel Committees and Entergy's Code of Conduct. You can also request and receive information via email. Printed copies of the above are also available without charge by calling 1-888-ENTERGY or writing to:

Entergy Corporation
Investor Relations
P.O. Box 61000
New Orleans, LA 70161

INSTITUTIONAL INVESTOR INQUIRIES

Securities analysts and representatives of financial institutions may contact Michele Lopiccolo, Vice President, Investor Relations at 504-576-4879 or mlopicc@entergy.com.

SHAREHOLDER ACCOUNT INFORMATION

BNY Mellon Shareowner Services is Entergy's transfer agent, registrar, dividend disbursing agent, and dividend reinvestment and stock purchase plan agent. Shareholders of record with questions about lost certificates, lost or missing dividend checks or notifications of change of address should contact:

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310
Telephone: 1-800-333-4368
Internet address: www.bnymellon.com/shareowner/isd

COMMON STOCK INFORMATION

The company's common stock is listed on the New York and Chicago exchanges under the symbol "ETR." The Entergy share price is reported daily in the financial press under "Entergy" in most listings of New York Stock Exchange securities. Entergy common stock is a component of the following indices: S&P 500, S&P Utilities Index, Philadelphia Utility Index and the NYSE Composite Index, among others.

As of January 30, 2009, there were 189,450,354 shares of Entergy common stock outstanding. Shareholders of record totaled 40,015, and approximately 126,538 investors held Entergy stock in "street name" through a broker.

CERTIFICATIONS

In May 2008, Entergy's Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violation of the NYSE corporate governance listing standards. Also, Entergy filed certifications regarding the quality of the company's public disclosure, required by Section 302 of the Sarbanes-Oxley Act of 2002, as exhibits to its Report on Form 10-K for the fiscal year ended December 31, 2008.

DIVIDEND PAYMENTS

The entire amount of dividends paid during 2008 is taxable as ordinary income. The Board of Directors declares dividends quarterly and sets the record and payment dates. Subject to Board discretion, those dates for 2009 are:

DECLARATION DATE	RECORD DATE	PAYMENT DATE
January 30	February 11	March 2
April 7	May 13	June 1
July 31	August 12	September 1
October 30	November 12	December 1

Quarterly dividend payments (in cents-per-share):

QUARTER	2009	2008	2007	2006	2005
1	75	75	54	54	54
2		75	54	54	54
3		75	75	54	54
4		75	75	54	54

DIVIDEND REINVESTMENT/STOCK PURCHASE

Entergy offers an automatic Dividend Reinvestment and Stock Purchase Plan administered by BNY Mellon Shareowner Services. The plan is designed to provide Entergy shareholders and other investors with a convenient and economical method to purchase shares of the company's common stock. The plan also accommodates payments of up to $3,000 per month for the purchase of Entergy common shares. First-time investors may make an initial minimum purchase of $1,000. Contact BNY Mellon by telephone or internet for information and an enrollment form.

DIRECT REGISTRATION SYSTEM

Entergy has elected to participate in a Direct Registration System that provides investors with an alternative method for holding shares. DRS will permit investors to move shares between the company's records and the broker dealer of their choice.

ENTERGY COMMON STOCK PRICES

The high and low trading prices for each quarterly period in 2008 and 2007 were as follows (in dollars):

	2008		2007	
QUARTER	HIGH	LOW	HIGH	LOW
1	126.07	102.74	106.13	89.60
2	122.84	108.68	120.47	104.00
3	121.98	84.82	111.95	91.94
4	87.99	68.25	125.00	108.21

ENVIRONMENTAL INFORMATION

Entergy's Sustainability Report and other information on Entergy's environmental policy is available on Entergy's Web site at entergy.com.



Entergy Directors from left to right: *J. Wayne Leonard, W. Frank Blount, Maureen Scannell Bateman, James R. Nichols, Steven V. Wilkinson, William A. Percy, II, Donald C. Hintz, Alexis M. Herman, Stuart L. Levenick, W. J. "Billy" Tauzin, Simon D. deBree, Gary W. Edwards*

DIRECTORS

Maureen Scannell Bateman
General Counsel of Manhattanville College, New York.
An Entergy director since 2000. Age, 65

W. Frank Blount
Chairman and Chief Executive Officer, JI Ventures, Inc., Atlanta, Georgia. An Entergy director since 1987. Age, 70

Simon D. deBree
Retired Director and Chief Executive Officer of Royal DSM N.V., The Netherlands. An Entergy director since 2001. Age, 71

Gary W. Edwards
Former Senior Executive Vice President of Conoco, Houston, Texas.
An Entergy director since 2005. Age, 67

Alexis M. Herman
Chair and Chief Executive Officer of New Ventures, Inc., McLean, Virginia.
An Entergy director since 2003. Age, 61

Donald C. Hintz
Former President, Entergy Corporation, Punta Gorda, Florida.
An Entergy director since 2004. Age, 65

J. Wayne Leonard
Entergy Chairman and Chief Executive Officer. Joined Entergy in April 1998 as President and Chief Operating Officer; became Chief Executive Officer and elected to the Board of Directors on January 1, 1999; became Chairman on August 1, 2006. New Orleans, Louisiana. Age, 58

Stuart L. Levenick
Group President and Executive Office Member of Caterpillar, Inc., Peoria, Illinois. An Entergy director since 2005. Age, 55

James R. Nichols
Partner, Nichols & Pratt, LLP, Attorney and Chartered Financial Analyst, Boston, Massachusetts. An Entergy director since 1986. Age, 70

William A. Percy, II
Chairman and Chief Executive Officer of Greenville Compress Company, Greenville, Mississippi. An Entergy director since 2000. Age, 69

W. J. "Billy" Tauzin
President and Chief Executive Officer, Pharmaceutical Research and Manufacturers of America, Washington, D.C. An Entergy director since 2005. Age, 65

Steven V. Wilkinson
Retired Audit Partner, Arthur Andersen LLP, Watersmeet, Michigan.
An Entergy director since 2003. Age, 67

OFFICERS

J. Wayne Leonard
Chairman and Chief Executive Officer. Joined Entergy in 1998 as President and Chief Operating Officer; became Chief Executive Officer on January 1, 1999 and Chairman on August 1, 2006. Former executive of Cinergy. Age, 58

Richard J. Smith
President and Chief Operating Officer. Joined Entergy in 2000. Former President of Cinergy Resources, Inc. Age, 57

Gary J. Taylor
Group President, Utility Operations. Joined Entergy in 2000. Former Vice President of nuclear operations at South Carolina Electric & Gas Company. Age, 55

Leo P. Denault
Executive Vice President and Chief Financial Officer. Joined Entergy in 1999. Former Vice President of Cinergy. Age, 49

Curtis L. Hébert, Jr.
Executive Vice President, External Affairs. Joined Entergy in 2001.
Former Chairman of the Federal Energy Regulatory Commission. Age, 46

Michael R. Kansler
Executive Vice President and Chief Nuclear Officer. Joined Entergy in 1998. Former Vice President of Virginia Power's nuclear program. Age, 54

Mark T. Savoff
Executive Vice President, Operations. Joined Entergy in 2003. Former President, General Electric Power Systems – GE Nuclear Energy. Age, 52

Robert D. Sloan
Executive Vice President, General Counsel and Secretary. Joined Entergy in 2003. Former Vice President and General Counsel at GE Industrial Systems. Age, 61

Theodore H. Bunting, Jr.
Senior Vice President and Chief Accounting Officer. Joined Entergy in 1983 and developed knowledge and skills in utility accounting, rate making, finance, tax, and systems development before being promoted to Senior Vice President and Chief Accounting Officer in 2007. Age, 50

Terry R. Seamons
Senior Vice President, Human Resources and Administration. Joined Entergy in 2007. Former Vice President and Managing Director of RHR, International. Age, 67

Joseph T. Henderson
Senior Vice President and General Tax Counsel. Joined Entergy in 1999. Former Associate General Tax Counsel for Shell Oil. Age, 51

Steven C. McNeal
Vice President and Treasurer. Joined Entergy in 1982 as a financial analyst and was given increased responsibility in areas of finance, treasury, and risk management before being promoted to Vice President and Treasurer in 1998. Age, 52

Environmental Benefits Statement

This Entergy Corporation 2008 Annual Report is printed on Neenah Environment Papers – PC 100, made of 100 percent post-consumer waste material. It is Forest Stewardship Council™ certified, processed chlorine free, alkaline pH, and meets the American National Standards Institute standards for longevity.

By using Neenah Environment PC 100, Entergy Corporation saved the following resources:

Trees	**2,587 Fully Grown**
Water	**944,847 Gallons**
Energy	**1,803 Million BTU**
Solid Waste	**121,331 Pounds**
CO_2 Emissions	**227,630 Pounds**

Environmental impact estimates were made using the Environmental Defense Paper Calculator. For more information visit http://www.papercalculator.org

FSC
Recycled
Supporting responsible use of forest resources
Cert no. SGS-COC-3048
www.fsc.org
© 1996 Forest Stewardship Council

Entergy®

Entergy Corporation
Post Office Box 61000
New Orleans, LA 70161
entergy.com